Form 10-K, Exhibit 13
period 1996-12-31
GREENE COUNTY BANCSHARES INC
filed 1997-03-28
CIK 764402

                                                                    EXHIBIT 13
                                                                    ----------


                            SELECTED FINANCIAL DATA

                          1996       1995       1994       1993        1992
                        ---------  ---------  ---------  ---------  -----------
                             (In thousands of dollars, except per share data)
Total interest
 income ..............  $ 39,629   $ 31,491   $ 23,625   $ 21,638    $ 21,414
Total interest
 expense .............    15,825     13,444      8,497      8,197       8,774
                        --------   --------   --------   --------    --------
Net interest income ..    23,804     18,047     15,128     13,441      12,640
Provision for loan
 losses...............    (2,973)    (1,424)      (994)      (834)     (1,611)
                        --------   --------   --------   --------    --------
Net interest income
 after provision for
 loan losses .........    20,831     16,623     14,134     12,607      11,029
Non-interest income:
  Investment
   securities gains ..        --          1         --         15          74
  Other income .......     3,303      2,493      2,368      1,951       1,291
Non-interest expense .   (14,800)   (11,257)    (9,491)    (8,035)     (6,876)
                        --------   --------   --------   --------    --------
Income before income
 taxes................     9,334      7,860      7,011      6,538       5,518
Income tax expense ...    (3,371)    (2,752)    (2,510)    (2,221)     (1,763)
                        --------   --------   --------   --------    --------
Net income before
 accounting change ...     5,963      5,108      4,501      4,317       3,755
Accounting change ....        --         --         --         52          --
                        --------   --------   --------   --------    --------
Net income ...........  $  5,963   $  5,108   $  4,501   $  4,265    $  3,755
                        ========   ========   ========   ========    ========

Per Share Data:
  Net income .........  $  13.28   $  11.45   $  10.16   $   9.56    $   8.41
  Dividends declared .  $   5.16   $   4.60   $   4.06   $   3.67    $   3.22
  Book value .........  $ 101.28   $  92.83   $  84.06   $  79.27    $  73.96

Financial Condition
 Data:
  Assets .............  $478,048   $420,581   $345,525   $313,577    $288,713
  Loans, net .........  $381,272   $293,834   $241,253   $192,127    $179,011
  Cash and investment
   securities.........  $ 73,713   $ 83,998   $ 85,460   $ 99,815    $ 92,966
  Federal funds sold .  $     --   $ 23,800   $  3,550   $  8,270    $  6,465
  Deposits ...........  $408,722   $365,951   $298,162   $267,281    $245,647
  Long-term debt .....  $ 13,194   $  3,448   $  3,688   $  3,914    $     --
  Other borrowed
   funds .............  $  3,272   $  4,784   $  3,879   $  5,644    $  7,775
  Shareholders'
   equity ............  $ 45,725   $ 41,074   $ 37,190   $ 35,046    $ 33,033

Selected Ratios:
  Interest rate
   spread ............      5.19%      4.60%      4.57%      4.46%       4.54%
  Net yield on
   interest-earning
   assets.............      5.68%      5.12%      4.96%      4.84%       5.07%
  Return on average
   assets.............      1.32%      1.35%      1.38%      1.41%       1.38%
  Return on average
   equity.............     13.23%     13.17%     12.32%     12.35%      11.54%
  Average equity to
   average assets ....      9.94%     10.24%     11.17%     11.43%      11.89%
  Dividend payout
   ratio..............     38.86%     40.17%     39.96%     38.39%      38.29%
  Ratio of
   nonperforming
   assets to total
   assets.............      0.49%      0.57%      0.40%      1.54%       1.58%
  Ratio of allowance
   for loan losses to
   nonperforming
   assets.............    315.27%    225.05%    247.99%     63.47%      55.36%
  Ratio of allowance
   for loan losses to
   total loans .......      1.87%      1.55%      1.39%      1.54%       1.35%

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHANGES
                IN FINANCIAL CONDITION AND RESULTS OF OPERATION

GENERAL

  Greene County Bancshares, Inc. (the "Company") was formed in 1985 and serves as the bank holding company for Greene County Bank and Premier Bank of East Tennessee (collectively, the "Banks"), which are Tennessee-chartered commercial banks that conduct the principal business of the Company. The Company also wholly owned American Fidelity Bank, whose assets were combined with Greene County Bank during 1996. In addition, Greene County Bank wholly owns a finance company, a mortgage company and, beginning in 1997, an acceptance corporation. Each of these subsidiaries are expected to play a strategic role in the Company's future growth.

  The principal business of the Company consists of accepting deposits from the general public and investing these funds and borrowed funds primarily in loans and, to a limited extent, securities available for sale or held to maturity. Loans are originated by the Company within its primary market area of east Tennessee and include commercial loans, commercial real estate loans, consumer loans, real estate loans and single-family residential first mortgage loans.

  The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, investment securities and other interest-earning securities and interest paid on deposits and other interest-bearing liabilities. To a lesser extent, the Company's net income also is affected by the level of non-interest expenses such as compensation and employee benefits and Federal Deposit Insurance Corporation premiums.

  The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small businesses in the Company's market area, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

ACQUISITIONS

  On January 1, 1996, the Company acquired 100% of the stock of Premier Bancshares, Inc., the one-bank holding company of Premier Bank of East Tennessee. At that time, Premier Bancshares, Inc. had consolidated assets of approximately $24.2 million, deposits of approximately $22.0 million and stockholders' equity of approximately $1.7 million. Premier Bancshares, Inc. was subsequently merged into the Company, and Premier Bank of East Tennessee became a wholly-owned subsidiary of the Company.

  As part of its strategic plan for continued growth, the Company also considers selected acquisitions of branches on a periodic basis. Any acquisitions would be subject to price, market and other issues as well as the regulatory capital levels of the Company or its banks.

LIQUIDITY AND CAPITAL RESOURCES

  LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Banks. Applicable Tennessee statutes and regulations impose restrictions on the amount of dividends that may be declared by the subsidiary Banks. Further, any dividend payments are subject to the continuing ability of each of the Banks to maintain their respective compliance with minimum federal regulatory capital requirements and to retain their characterization under federal regulations as "well-capitalized" institutions. In addition, the Company maintains a line of credit of $20 million with the Federal Home Loan Bank of Cincinnati and a $5 million line of credit with a correspondent bank.

  In 1996, operating activities of the Company provided $9,655,096 of cash flows. Net income of $5,963,262, adjusted for non-cash operating activities, including $2,973,193 in provision for loan losses and amortization and depreciation of $1,096,120, provided the bulk of the cash generated from operations.

  Investing activities, including lending, used $29,124,060 of the Company's cash flow. Loans originated net of principal collected used $76,092,935 in funds.

  Net additional cash inflows of $27,078,185 were provided by financing activities. Net deposit growth accounted for $20,765,828 of the increase. Other increases arose from net borrowings of long-term debt of $9,718,849 and proceeds from issuance of common stock of $484,366. Offsetting these increases were a decrease in securities sold under agreements to repurchase of $1,512,000, cash dividends paid to shareholders of $2,328,858 and payments on related party notes payable of $50,000.

  CAPITAL RESOURCES. The Company's capital position is reflected in its shareholders' equity, subject to certain adjustments for regulatory purposes. Shareholders' equity, or capital, is a measure of the Company's net worth, soundness and viability. The Company continues to exhibit a strong capital position while consistently paying dividends to its stockholders. Further, the capital base of the Company allows it to take advantage of business opportunities while maintaining the level of resources deemed appropriate by management of the Company to address business risks inherent in the Company's daily operations.

  Shareholders' equity on December 31, 1996 was $45,725,336, an increase of $4,651,076, or 11.32%, from $41,074,260 on December 31, 1995. The increase in shareholders' equity reflects net income for 1996 of $5,963,262 ($13.28 per share) and proceeds and tax benefits from stock issuances during 1996 totaling $1,308,595. This increase was offset in part by quarterly dividend payments during 1996 totaling $2,328,858 ($5.16 per share) and the reduction in equity associated with the decline in the value of securities available for sale of $291,923.

  Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board (the "FRB") and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 1996, the Company and the Banks each satisfied their respective minimum regulatory capital requirements, and each of the Banks was "well-capitalized" within the meaning of federal regulatory requirements.

ASSET/LIABILITY MANAGEMENT

  The operations and profitability of the Company are largely impacted by changes in interest rates and management's ability to control interest rate sensitivity. Management believes that its asset/liability strategy reduces the risk associated with fluctuation in interest rates. The Company strives to be neither asset sensitive nor liability sensitive by relying upon a mix of fixed rate and variable rate products. At December 31, 1996, approximately 45.4% of the Company's gross loans had adjustable rates. The Company has a mixture of fixed rate loans and loans tied to the Prime Rate, and this also applies to the investment portfolio. It is management's belief that while this mixture may not give maximum returns under certain market conditions, it can prevent severe swings in earnings under other conditions. Management believes the Company is somewhat asset sensitive; therefore, in a falling rate environment earnings will tend to fall, while in a rising rate environment earnings will tend to improve. Despite the implementation of strategies to achieve a matching position of assets and liabilities and to reduce the exposure to fluctuating interest rates, the results of operations of the Company will remain subject to the level and movement of interest rates.

CHANGES IN RESULTS OF OPERATIONS

  NET INCOME. Net income for 1996 was $5,963,262, an increase of $854,822 or 16.7% as compared to net income of $5,108,440 for 1995. The increase resulted primarily from an increase in net interest income of $5,757,262, or 31.9%, to $23,804,336 in 1996 from $18,047,074 in 1995, and an increase in non-interest income of $808,190, or 32.4%, to $3,302,650 in 1996 from $2,494,451 in 1995. The increase in net interest income reflects the Company's continued growth in loan production through its expanding branch network (primarily increases in commercial, commercial real estate and consumer loans) as well as increases arising from the Company's acquisition during 1996 of Premier Bank of East Tennessee. These increases were offset in part by the $3,542,742, or 31.5% increase in non-interest expense to $14,799,910 in 1996 from $11,257,168 in 1995, attributable primarily to increasing compensation and furniture and equipment expenses associated with the growth of the Company's branch network.

  Net income for 1995 was $5,108,440, an increase of $607,044, or 13.5%, as compared to net income of $4,501,396 in 1994. The increase was attributable to an increase of $2,919,257, or 19.3%, in net interest income to $18,047,074 in 1995 from $15,127,817 in 1994. This increase arose from the Company's increase in loan production and the general increase in loan rates during 1995. This increase was offset in part by an increase in non-interest expense of $1,766,088, or 18.6%, in 1995 as a result of the Company's increased personnel and furniture and fixture costs associated with its branch expansion and acquisition strategy.

  NET INTEREST INCOME. The largest source of earnings for the Company is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected in part by management's responses to changes in interest rates through asset/liability management. During 1996, net interest income was $23,804,336 as compared to $18,047,074 in 1995, an increase of 31.9%. This increase was due primarily to a $66,883,842 increase in average interest-earning assets during 1996 as compared to 1995, offset by a $60,730,007 increase in average interest bearing liabilities during the same period to fund such growth. At the same time, the Company's net interest margin increased in 1996 to 5.68% from 5.12% in 1995. This increase in net interest margin reflects the Company's focus on commercial and commercial real estate loans, which generally have shorter terms and are priced based upon the prime rate offered by New York banks as reported in The Wall Street Journal, and its growing portfolio of consumer loans, which are generally higher-yielding and less susceptible to yield curve compression. Commercial and commercial real estate loans comprised, in the aggregate, 49.8% of the Company's gross loan portfolio at December 31, 1996. Offsetting the growth in interest income during 1996 was the related increase in interest expense arising from the 18.4% increase in 1996 in the Company's average deposit base, although this increase was mitigated by the reduction in the average cost of deposits in 1996 to 4.24% from 4.30% in 1995 as customers shifted to shorter-term deposit instruments that carry lower rates.

  Net interest income for 1995 increased $2,919,257, or 19.3%, to $18,047,074 in 1995 from $15,127,817 in 1994. The increase arose despite a slight decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 113.4% in 1995 from 114.0% in 1994, as the Company experienced a significant shift in its lending portfolio to higher-yielding installment loans and also experienced increased lending volume funded in part by a shift by the Company away from an emphasis on lower-yielding securities investments. This series of shifts is reflected in the Company's interest rate spread increasing to 4.60% in 1995 from 4.57% in 1994, and the increase in the Company's net yield on interest earning assets to 5.12% in 1995 from 4.96% in 1994.

  Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets," which is net interest income divided by average interest-earning assets.

  The following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category.

                                1996                                1995                               1994
                   ---------------------------------  ---------------------------------  ---------------------------------
                     Average      Revenue/    Yield/    Average      Revenue/    Yield/    Average      Revenue/     Yield/
                     Balance       Expense     Rate     Balance       Expense     Rate     Balance       Expense      Rate
                   ------------  -----------  ------  ------------  -----------  ------  ------------  -----------  --------
INTEREST-EARNING
 ASSETS:
Loans
-----
 Commercial .....  $173,178,149  $14,967,334   8.64%  $141,349,273  $12,335,077   8.73%  $107,896,016  $ 8,829,755   8.18%
 Installment-
  net ...........   174,667,162   19,022,302  10.89%   130,530,479   13,469,095  10.32%   106,954,932    9,176,909   8.58%
 Fees on loans ..                  1,503,597                            954,685                          1,099,331
                   ------------  -----------          ------------  -----------          ------------  -----------

  Total loans
   (including
   fees).........  $347,845,311  $35,493,233  10.20%  $271,879,752  $26,758,857   9.84%  $214,850,948  $19,105,995   8.89%

Investment
----------
 securities
 ----------
 Taxable ........  $ 51,687,569  $ 3,125,592   6.05%  $ 59,939,744  $ 3,735,181   6.23%  $ 72,793,654  $ 3,740,550   5.14%
 Tax exempt .....    10,953,312      496,705   4.53%     9,117,893      369,795   4.06%    11,605,844      557,011   4.80%
                   ------------  -----------          ------------  -----------          ------------  -----------

  Total
   investment
   securities....  $ 62,640,881  $ 3,622,297   5.78%  $ 69,057,637  $ 4,104,976   5.94%  $ 84,399,498  $ 4,297,561   5.09%
  Other
   short-term
   investments...     8,906,587      513,326   5.76%    11,571,548      627,135   5.42%     5,660,533      221,094   3.91%
                   ------------  -----------          ------------  -----------          ------------  -----------

  Total interest-
   earning
   assets .......  $419,392,779  $39,628,856   9.45%  $352,508,937  $31,490,968   8.93%  $304,910,979  $23,624,650   7.75%
                                 -----------                        -----------                        -----------

Non-interest-
-------------
 earning assets
 --------------
 Cash and due
  from banks ....  $ 15,979,895                       $ 12,668,334                       $ 11,069,948
 Premises and
  equipment......     9,379,752                          6,916,037                          6,008,216
 Other, less
  allowance for
  loan losses ...     8,457,324                          6,649,556                          5,096,879

  Total non-
   interest-
   earning
   assets .......  $ 33,816,971                       $ 26,233,927                       $ 22,175,043
                   ------------                       ------------                       ------------

Total Assets ....  $453,209,750                       $378,742,864                       $327,086,022
                   ============                       ============                       ============


                                                   (Continued on following page)

                                     1996                               1995                               1994
                       ---------------------------------  ---------------------------------  ---------------------------------
                         AVERAGE      REVENUE/    YIELD/    AVERAGE      REVENUE/    YIELD/    AVERAGE      REVENUE/     YIELD/
                         BALANCE       EXPENSE     RATE     BALANCE       EXPENSE     RATE     BALANCE       EXPENSE      RATE
                       ------------  -----------  ------  ------------  -----------  ------  ------------  -----------  --------
INTEREST-BEARING
 LIABILITIES:
Deposits
--------
 Savings, NOW
  accounts, and money
  markets............  $150,877,450  $ 3,536,624  2.34%   $130,045,108  $ 3,167,357  2.44%   $136,249,522  $ 3,178,767   2.33%
 Time deposits ......   207,440,687   11,641,179  5.61%    172,627,254    9,849,464  5.71%    120,926,616    4,851,789   4.01%
                       ------------  -----------          ------------  -----------          ------------  -----------

  Total deposits ....  $358,318,137  $15,177,803  4.24%   $302,672,362  $13,016,821  4.30%   $257,176,138  $ 8,030,556   3.12%

 Securities sold
  under repurchase
  agreement and
  short-term
  borrowings.........     4,931,307      227,613  4.62%      4,553,803      231,581  5.09%      5,607,061      227,879   4.06%
 Debt ...............     8,265,863      419,104  5.07%      3,559,135      195,492  5.49%      4,706,302      238,398   5.07%
                       ------------  -----------          ------------  -----------          ------------  -----------

  Total interest-
   bearing
   liabilities.......  $371,515,307  $15,824,520  4.26%   $310,785,300  $13,443,894  4.33%   $267,489,501  $ 8,496,833   3.18%
                                     -----------                        -----------                        -----------

Non-interest-bearing
--------------------
 liabilities
 -----------
 Demand deposits ....  $ 30,945,475                       $ 24,424,083                       $ 21,292,288
 Other liabilities ..     5,680,694                          4,745,198                          1,771,324
                       ------------                       ------------                       ------------
                       $ 36,626,169                       $ 29,169,281                       $ 23,063,612
Stockholders'
 equity .............    45,068,274                         38,788,283                         36,532,909

Total liabilities and
 stockholders'
 equity .............  $453,209,750                       $378,742,864                       $327,086,022
                       ============                       ============                       ============

Net interest income .  $             $23,804,336          $             $18,047,074                        $15,127,817
                                     ===========                        ===========                        ===========

MARGIN ANALYSIS:
 Interest rate
  spread ............                             5.19%                              4.60%                               4.57%
                                                  ====                               ====                                ====
 Net yield on
  interest-earning
  assets (net
  interest margin) ..                             5.68%                              5.12%                               4.96%
                                                  ====                               ====                                ====


  Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied in prior year volume). Changes attributable to the combined impact of volume and rate have been separately identified.

                                  1996 VS. 1995                      1995 VS. 1994
                        --------------------------------   --------------------------------
                                          RATE/    TOTAL                     RATE/     TOTAL
                        VOLUME    RATE    VOLUME  CHANGE   VOLUME    RATE    VOLUME   CHANGE
                        -------  -------  ------  -------  -------  -------  ------  ---------
Interest Income
---------------
Loans net of unearned
 income...............  $7,478   $  983   $275    $8,736   $5,072   $2,040   $ 541    $7,653
Investment securities:
 Taxable .............    (515)    (111)    15      (611)    (662)     796    (140)       (6)
 Tax exempt ..........      73       44      9       126     (120)     (86)     19      (187)
Other short-term
 investments..........    (144)      40     (9)     (113)     231       86      89       406
                        ------   ------   ----    ------   ------   ------   -----    ------

  Total interest
   income.............   6,892      956    290     8,138    4,521    2,836     509     7,866
                        ------   ------   ----    ------   ------   ------   -----    ------

Interest Expense
----------------
 Savings, NOW
  accounts, and money
  market accounts ....     506     (119)   (19)      368     (146)     140      (6)      (12)
 Time deposits .......   1,986     (162)   (33)    1,791    2,073    2,048     876     4,997
 Short-term
  borrowings .........      20      (21)    (2)       (3)     (42)      57     (11)        4
 Debt ................     260      (15)   (20)      225      (57)      20      (5)      (42)
                        ------   ------   ----    ------   ------   ------   -----    ------

  Total interest
   expense............   2,772     (317)   (74)    2,381    1,828    2,265     854     4,947
                        ------   ------   ----    ------   ------   ------   -----    ------

Net interest income ..  $4,120   $1,273   $364    $5,757   $2,693   $  571   $(345)   $2,919
                        ======   ======   ====    ======   ======   ======   =====    ======

  At December 31, 1996, loans, net of unearned income and allowance for loan losses, were $381.3 million compared to $293.8 million at 1995 year end. The increase is primarily due to increases in commercial and installment lending, as well as the loans acquired through the acquisitions of Premier Bank. Average loans, net of unearned interest, for 1996 were $347.8 million, up 27.9% from 1995's average of $271.9 million. The average outstanding loans for 1994 were $214.9 million. The average growth in loans for the past three years can be attributed to the market expansion into surrounding counties and indirect financing. During 1996, the prime rate was essentially constant at 8.25%, down slightly from 1995 levels but still well above the levels in 1994. This movement in the prime rate basically accounts for the slight reduction in yield on commercial loans in 1996 compared to 1995 and also the sizable increases in overall loan yields in 1995 compared to 1994.

  Average investment securities for 1996 were $62.6 million, compared to $69.1 million in 1995, and $84.4 million in 1994. In 1996 the average yield on investments was 5.78%, a decrease from 5.94% in 1995 and up from 5.09% in 1994. This pattern generally reflects the trend in intermediate to longer-term interest rates which are indicative of the maturities of the Company's investment portfolio. Income provided by the investment portfolio in 1996 was $3,622,297 as compared to $4,104,976 in 1995, and $4,297,561 in 1994. The decline in investment securities from 1995 to 1996 was the result of funding the large loan growth experienced by the Company. Income provided by federal funds sold totaled $513,326 in 1996, compared to $627,135 in 1995 and $221,094 in
1994. The reduction in income from federal funds sold in 1996 compared to 1995 was primarily the result of decreases in volume as noted above. Average yields on federal funds sold were 5.76% in 1996, 5.42% in 1995 and 3.91% in 1994.

  PROVISION FOR LOAN LOSSES. The Company's provision for loan losses increased to $2,973,193 for 1996 from $1,423,656 for 1995. This increase was primarily in response to management's concerns about the loss potential arising from the increase in the Company's nonperforming assets to $2.3 million in 1996 from $2.1 million in 1995. These loans are comprised of a mixture of loan types. Management attributes the increase in the amount of nonperforming loans to the higher individual balances of individual commercial loans originated during 1996 and the increase in the consumer loan portfolio, primarily through Greene County Bank's consumer finance company. Consumer loans are generally considered to carry a higher risk of loss than commercial and housing loans.

  In addition, the increase reflects management's assessment of the risk of loss in its loan portfolio, as indicated by its increasing amount of charge-offs. Management anticipates a down turn in the business cycle and expects the trend in net charge offs to continue. In 1996, the Company's net charge-offs increased $521,000 or 241.2% to $737,000 from $216,000 in 1995. The Company's 1996 rate of growth in net charge-offs exceeded the rate of growth in the Company's loan portfolio during 1996, as indicated by the increase in the Company's ratio of net charge-offs to average loans outstanding by approximately 2.6 times, to 0.21% in 1996 from 0.08% in 1995. These charge-offs were primarily consumer loans that were originated during the period 1993 through 1996 and were both secured and unsecured. The Company continues to make these types of loans and anticipates that the rate of charge-offs in connection with these loans will continue to increase, particularly with an anticipated down turn in the economy. The ratio of loans past due to total gross loans for consumer loans originated by the Company's finance company subsidiary increased from 5.03% in 1995 to 7.61% in 1996. Finally, the Company has identified $6,945,000 in "watch list" loans that, although currently performing, have characteristics that require closer supervision by management. To be placed on the "watch list," a borrower may be experiencing adverse legal proceedings or adverse trends in financial position.

  The Company's provision for loan losses in 1995 increased by $429,656, or 43.2%, to $1,423,656 in 1995 from $994,000 in 1994. This increase reflects the Company's more aggressive identification of potential problem loans and the inclusion of the risks associated with such loans in the determination of the Company's allowance for losses. In addition, the provision reflects the perceived risk associated with commercial loans originated by the Company which have higher individual balances and are more susceptible to delinquency than mortgage installment and installment real estate loans. This approach is consistent with the Company's concurrent imposition during 1995 of stricter loan underwriting standards. From 1994 to 1995, nonperforming assets increased $678,000, or 48.8%, from $1.4 million in 1994 to $2.1 million in 1995.

  NON-INTEREST INCOME. Income that is not related to interest-earning assets, consisting primarily of service charges, commissions and fees, has become more important as increases in levels of interest-bearing deposits and other liabilities make it more difficult to maintain interest rate spreads.

  Total non-interest income for 1996 was $3,302,650 as compared to $2,494,451 in 1995 and $2,368,981 in 1994. The largest components of non-interest income are service fees on deposit accounts and service charges and commissions, which totaled $2,593,594 in 1996, $1,861,244 in 1995 and $1,918,156 in 1994. The
increase from 1995 to 1996 reflects management's focus on the generation of fee income and also fee income generated by Premier Bank since its acquisition by the Company effective January 1, 1996.

  NON-INTEREST EXPENSE. Control of non-interest expense also is an important aspect in managing net income. Non-interest expense includes personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage, Federal Deposit Insurance Corporation assessment, etc. Total non-interest expense was $14,799,910 in 1996, compared to $11,257,168 in 1995 and $9,491,080 in 1994.

  Personnel costs are the primary element of the Company's non-interest expenses. In 1996 salaries and benefits represented $7,893,635 or 53.3% of total non-interest expenses. This was an increase of $2,067,071 or 35.5% over 1995's total of $5,826,564. Personnel costs for 1995 increased $1,075,972 or 22.65% over 1994's total of $4,750,592. These increases were due to opening new branches requiring increased staff levels and increased employee benefit costs, including health insurance and retirement benefit costs, as well as the acquisition of Premier Bank. Nineteen full-time equivalent employees were added as a result of the acquisition of Premier Bank. Overall, the number of full-time equivalent employees at December 31, 1996 was 233 versus 182 at December 31, 1995, an increase of 28%.

  Occupancy and furniture and equipment expense exhibited the same upward trend during the past three years as did personnel costs due to essentially the same reasons referenced above. At December 31, 1996, the Company had 27 branches, including the sixth office of a finance company subsidiary of Greene County Bank which opened in Bristol, Tennessee, effective January 1, 1997, compared to 18 branches at December 31, 1995.

  Assessments by the FDIC decreased from $616,859 in 1994 to $346,501 in 1995 and to $6,187 in 1996. These premiums have been consistently reduced and essentially eliminated for well-capitalized banks such as those owned by the Company. For 1997, the FDIC premiums for well-capitalized banks are calculated at 1.296 basis points on the assessable deposit base. The Company estimates its total premiums for 1997 at approximately $52,000 based on its deposit levels at December 31, 1996.

  Other expenses increased by $1,445,639, or 43.6%, from 1995 to 1996, representing increases in dealer commissions on indirect loans acquired and expenses related to the Company's significant market expansion activities, including the acquisition of Premier Bank of East Tennessee.

CHANGES IN FINANCIAL CONDITION

  Total assets at December 31, 1996 were $478.0 million, an increase of $57.5 million, or 13.6%, over 1995's year end total assets of $420.6 million. Average assets for 1996 were $453.2 million, an increase of $74.5 million or 19.7% over 1995 average assets of $378.7 million. This increase is the result of normal growth and the acquisition of Premier Bank effective January 1, 1996. Approximately $24.2 million of assets were added as a result of the Premier Bank acquisition. Asset growth was funded primarily by increases in deposits, approximately $22.0 million of which were acquired via the Premier Bank acquisition. Return on average assets was 1.32% in 1996, as compared to 1.35% in 1995 and 1.38% in 1994.

  Earning assets consist of loans, investment securities and short-term investments that earn interest. Average earning assets during 1996 were $419.4 million, an increase of 19.0% from an average of $352.5 million in 1995.

  Non-performing loans include non-accrual and classified loans. The Company has a policy of placing loans 90 days delinquent in non-accrual status and charging them off at 120 days past due. Other loans past due that are well secured and in the process of collection continue to be carried on the Company's balance sheet. The Company has aggressive collection practices in which senior management is much involved.

  The Company maintains an investment portfolio to provide liquidity and earnings. Investments at year end 1996 with an amortized cost of $52.5 million had a market value of $52.3 million. At year end 1995, investments with an amortized cost of $69.9 million had a market value of $70.3 million.

  The funds to support the Company's asset growth over the past three years have been provided by increased deposits, which were $408.7 million at December 31, 1996. This represents an 11.7% increase from the deposits at year end 1995 of $366.0 million. Excluding the approximate $22.0 million in deposits acquired via the Premier Bank acquisition, deposits increased $20.7 million, or 5.7%. The increase is primarily the result of the Company's aggressive efforts to attract new deposit customers.

  In 1996, demand deposit balances increased 22.4% from 1995. Demand deposit balances were $33.9 million and $27.7 million at December 31, 1996 and 1995, respectively.

  Average interest-bearing deposits increased $55.7 million, or 18.4%, in 1996. In 1995 average interest-bearing deposits increased $45.5 million or 17.7% over 1994. These increases in deposits are reflective of the Company's aggressive efforts to attract new deposit customers for the purpose of funding various lending programs.

  Interest paid on deposits in 1996 totaled $15,177,803 reflecting a 4.24% cost on average interest-bearing deposits of $358.3 million. In 1995, interest of $13,016,821 was paid at a cost of 4.30% on average deposits of $302.7 million. In 1994, interest of $8,030,556 was paid at a cost of 3.12% on average deposits of $257.2 million.

INTEREST RATE SENSITIVITY

  Deregulation of interest rates and more volatile short-term, interest-bearing deposits have created a need for shorter maturities of earning assets. An increasing percentage of commercial and installment loans are being made with variable rates or shorter maturities to increase liquidity and interest rate sensitivity. The difference between interest sensitive asset and interest sensitive liability repricing within time periods is referred to as the interest rate sensitivity gap. Gaps are identified as either positive (interest sensitive assets in excess of interest sensitive liabilities) or negative (interest sensitive liabilities in excess of interest sensitive assets). The Company currently believes it is slightly asset sensitive. The Company considers certain demand and time deposits as having longer maturities than what may be considered typical for the industry and, thus, its liabilities are not as sensitive to changes in interest rates. On December 31, 1996, the Company had a positive cumulative one-year gap position of $82.8 million, indicating that while $282.2 million in assets were repricing, only $199.4 million in liabilities would reprice in the same time frame.

  The following table reflects the Company's interest rate gap position at December 31, 1996. This table represents a static point in time and does not consider other variables such as changing relationships or interest rate levels.

                     UP TO    (GREATER THAN) THREE MONTHS  (GREATER THAN) ONE YEAR  (GREATER THAN) THREE YEARS
                     THREE        BUT (LESS THAN) ONE       BUT (LESS THAN) THREE      BUT (LESS THAN) FIVE
                    MONTHS               YEAR                       YEARS                     YEARS
                   SENSITIVE           SENSITIVE                  SENSITIVE                 SENSITIVE
                   ---------  ---------------------------  -----------------------  --------------------------
Interest-Earning
 Assets:
  Loans, net of
   unearned
   income........  $133,497           $114,099                   $ 84,800                    $39,935
  Investment
   securities ...    28,572              6,075                      9,675                      4,174
                   --------           --------                   --------                    -------

    Total
     interest-
     earning
     assets......  $162,069           $120,174                   $ 94,475                    $44,109
                   --------           --------                   --------                    -------


Interest-Bearing
 Liabilities:
  Savings and
   time deposits   $ 60,019           $112,066                   $ 74,774                    $ 9,253
  Money market
   and
   transaction
   accounts .....                       14,771                     64,491                     15,710
  Debt and other
   borrowed money
    .............     4,326              4,979                      1,480                        705
  Securities sold
   under
   agreement to
   repurchase....     3,272                 --                         --                         --
                   --------           --------                   --------                    -------

    Total
     interest-bearing
     liabiliti es
      ...........  $ 67,617           $131,816                   $140,745                    $25,668
                   --------           --------                   --------                    -------

Interest
 sensitivity
 gap ............  $ 94,452           $(11,642)                  $(46,270)                   $18,441
                   ========           ========                   ========                    =======

Cumulative
 interest
 sensitive gap ..  $ 94,452           $ 82,810                   $ 36,540                    $54,981
                   ========           ========                   ========                    =======

Interest
 sensitive gap to
 total assets ...     19.76%             (2.44)%                    (9.68)%                     3.86%
                   ========           ========                   ========                    =======

Cumulative
 interest
 sensitive gap to
 total assets ...     19.76%             17.32 %                     7.64 %                    11.50%
                   ========           ========                   ========                    =======
                   (GREATER THAN) FIVE YEARS  (GREATER THAN) 10 YEARS
                      BUT (LESS THAN) 10        BUT (LESS THAN) 20
                             YEARS                     YEARS           (GREATER THAN) 20 YEARS
                           SENSITIVE                 SENSITIVE                SENSITIVE           TOTAL
                   -------------------------  -----------------------  -----------------------  -----------
Interest-Earning
 Assets:
  Loans, net of           $ 11,812                   $ 4,430                  $    30            $388,603
   unearned
   income........
  Investment
   securities ...            1,118                       508                    2,259              52,381
                          --------                   -------                  -------            --------

    Total
     interest-            $ 12,930                   $ 4,938                  $ 2,289            $440,984
     earning              --------                   -------                  -------            --------
     assets......


Interest-Bearing
 Liabilities:
  Savings and             $  8,035                   $    --                  $    --            $264,147
   time deposits
  Money market              15,710                        --                       --             110,682
   and
   transaction
   accounts .....
  Debt and other             2,561                     1,755                       --              15,806
   borrowed money
    .............
  Securities sold
   under                        --                        --                       --               3,272
   agreement to           --------                   -------                  -------            --------
   repurchase....

    Total
     interest-bearing     $ 26,306                   $ 1,755                  $    --            $393,907
     liabiliti es         --------                   -------                  -------            --------
      ...........

Interest
 sensitivity              $(13,376)
 gap ............         ========                   $ 3,183                  $ 2,289            $ 47,077
                                                     =======                  =======            ========

Cumulative
 interest                 $ 41,605
 sensitive gap ..         ========                   $44,788                  $47,077            $ 88,682
                                                     =======                  =======            ========

Interest
 sensitive gap to            (2.80)%
 total assets ...         ========                      0.67%                    0.48%               9.85%
                                                     =======                  =======            ========

Cumulative
 interest                     8.70 %                    9.37%                    9.85%
 sensitive gap to         ========                   =======                  =======
 total assets ...


---------

(1) The Company has presented substantial balances of deposits as non-rate sensitive and/or not repricing within one year.

  The above table reflects a positive cumulative gap position in all maturity classifications. This is the result of core deposits being used to fund shorter term interest earning assets, such as loans and investment securities. A positive cumulative gap position implies that interest earning assets (loans and investments) will reprice at a faster rate than interest-bearing liabilities (deposits). In a rising rate environment, this position will generally have a positive effect on earnings, while in a falling rate environment this position will generally have a negative effect on earnings. Other factors, however, including the speed at which assets and liabilities reprice in response to changes in market rates and the interplay of competitive factors, can also influence the overall impact on net income of changes in interest rates. Management believes that a rapid, significant and prolonged increase or decrease in rates could have a substantial adverse impact on the Company's net interest margin.

INFLATION

  The effect of inflation on financial institutions differs from its impact on other types of businesses. Since assets and liabilities of banks are primarily monetary in nature, they are more affected by changes in interest rates than by the rate of inflation.

  Inflation generates increased credit demand and fluctuation in interest rates. Although credit demand and interest rates are not directly tied to inflation, each can significantly impact net interest income. As in any business or industry, expenses such as salaries, equipment, occupancy, and other operating expenses also are subject to the upward pressures created by inflation.

  Since the rate of inflation has been stable during the last several years, the impact of inflation on the earnings of the Company has been insignificant.

EFFECT OF NEW ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards ("SFAS") No. 128, Earnings Per Share," which (i) replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS; (ii) requires dual representation of basic and diluted EPS on the face of the consolidated statements of income regardless of whether basic and diluted EPS are the same; and (iii) requires a reconciliation of the numerator and denominator used in computing basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to Accounting Principles Board Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

              [COOPERS & LYBRAND, L.L.P. LETTERHEAD APPEARS HERE]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Greene County Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Greene County Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greene County Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                         /s/ Coopers & Lybrand, L.L.P.
                                         COOPERS & LYBRAND L.L.P.

Knoxville, Tennessee
January 27, 1997

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995


                                                       1996           1995
                                                   ------------  --------------
ASSETS
Cash and due from banks .........................  $ 21,332,328   $ 13,723,107
Securities available-for-sale (Note 3) ..........    42,924,649     60,899,628
Securities held-to-maturity--approximate market
 value of $9,417,689 and $9,354,100 in 1996 and
 1995, respectively (Note 3) ....................     9,456,437      9,375,472
Federal funds sold ..............................            --     23,800,000

Loans, net (Notes 4 and 5) ......................   381,272,115    293,834,416

Premises and equipment, net (Note 6) ............     9,839,369      8,339,400
Accrued interest receivable .....................     4,090,877      3,539,110
Deferred income taxes (Note 12) .................     1,968,356      1,455,094
Cash surrender value of life insurance
 contracts ......................................     3,750,672      3,580,200
Other assets ....................................     3,413,503      2,034,451
                                                   ------------   ------------




















                                                   $478,048,306   $420,580,878
                                                   ============   ============


  The accompanying notes are an integral part of these consolidated financial statements.


                                 Facing Page 2

                                                      1996            1995
                                                  -------------  --------------
      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Note 7):
  Noninterest bearing demand deposits ..........  $ 33,892,483    $ 27,656,469
  Interest bearing accounts:
    NOW ........................................    81,334,083      73,327,447
    Money market transaction ...................    29,348,009      28,199,189
    Savings ....................................    46,170,980      39,792,797
    Certificates of deposit $100,000 and over ..    46,118,347      33,222,712
    Other certificates of deposit ..............   171,857,795     163,751,974
                                                  ------------    ------------
      Total deposits ...........................   408,721,697     365,950,588
                                                  ------------    ------------
Securities sold under agreements to repurchase .     3,272,000       4,784,000
Accrued interest and other liabilities .........     4,523,533       4,472,328
Related party notes payable (Note 5) ...........     2,611,418              --
Long-term debt (Note 8) ........................    13,194,322       3,448,172
                                                  ------------    ------------

      Total liabilities ........................   432,322,970     378,655,088
                                                  ------------    ------------

Common stock subject to rescission (Note 19) ...            --         851,530
                                                  ------------    ------------

Commitments and contingencies (Notes 9, 11, 13,
 14 and 17)

Shareholders' equity (Note 10):
  Common stock, par value $10, authorized
   1,000,000 shares; issued and outstanding
   451,485 and 442,444 shares in 1996 and 1995,
   respectively.................................     4,514,850       4,424,440
  Paid in capital ..............................     4,132,909       2,914,724
  Retained earnings ............................    37,133,040      33,498,636
  Net unrealized (depreciation) appreciation on
   available-for-sale securities, net of income
   tax expense (benefit) of $(33,186) and
   $145,291 in 1996 and 1995, respectively .....       (55,463)        236,460
                                                  ------------    ------------

      Total shareholders' equity ...............    45,725,336      41,074,260
                                                  ------------    ------------
                                                  $478,048,306    $420,580,878
                                                  ============    ============

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                         1996          1995           1994
                                      ------------  ------------  -------------
Interest income:
  Loans ............................  $35,493,233   $26,758,857    $19,105,995
  Securities available-for-sale ....    3,111,304     3,680,264      2,380,783
  Securities held-to-maturity ......      510,993       424,712      1,916,778
  Federal funds sold ...............      513,326       627,135        221,094
                                      -----------   -----------    -----------
    Total interest income ..........   39,628,856    31,490,968     23,624,650
                                      -----------   -----------    -----------
Interest expense:
  Deposit accounts .................   15,177,803    13,016,821      8,030,556
  Securities sold under agreements
   to repurchase ...................      227,613       231,581        227,879
  Related party notes payable ......      160,718            --             --
  Long-term debt ...................      258,386       195,492        238,398
                                      -----------   -----------    -----------
    Total interest expense .........   15,824,520    13,443,894      8,496,833
                                      -----------   -----------    -----------
    Net interest income ............   23,804,336    18,047,074     15,127,817
Provision for loan losses ..........    2,973,193     1,423,656        994,000
                                      -----------   -----------    -----------

Net interest income after provision
 for loan losses ...................   20,831,143    16,623,418     14,133,817
                                      -----------   -----------    -----------
Noninterest income:
  Service fees on deposit accounts .    1,316,334     1,155,621        971,878
  Service charges and commissions ..    1,277,260       705,623        946,278
  Net realized gains on sales of
   available-for-sale securities ...           --         1,373             --
  Net realized gains on calls of
   held-to-maturity securities .....           --         4,000             --
  Other income .....................      709,056       627,834        450,825
                                      -----------   -----------    -----------
    Total noninterest income .......    3,302,650     2,494,451      2,368,981
                                      -----------   -----------    -----------
Noninterest expense:
  Salaries and benefits ............    7,893,635     5,826,564      4,750,592
  Occupancy expenses ...............    1,057,418       815,506        757,278
  Furniture and equipment expense ..    1,315,721     1,048,160        707,137
  (Gain)/Loss on other real estate
   owned............................     (240,252)      (97,637)       141,950
  Net realized losses on sales of
   available-for-sale securities ...        3,488            --         85,435
  Federal insurance premiums .......        6,187       346,501        616,859
  Other expenses ...................    4,763,713     3,318,074      2,431,829
                                      -----------   -----------    -----------

    Total noninterest expense ......   14,799,910    11,257,168      9,491,080
                                      -----------   -----------    -----------

Income before income taxes .........    9,333,883     7,860,701      7,011,718

Income tax expense .................    3,370,621     2,752,261      2,510,322
                                      -----------   -----------    -----------

    Net income .....................  $ 5,963,262   $ 5,108,440    $ 4,501,396
                                      ===========   ===========    ===========

Per share of common stock:
    Net income .....................  $     13.28   $     11.45    $     10.16
                                      ===========   ===========    ===========



  The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                NET UNREALIZED
                                                                 APPRECIATION
                                                              (DEPRECIATION) ON
                          COMMON     PAID IN     RETAINED     AVAILABLE-FOR-SALE
                          STOCK      CAPITAL     EARNINGS         SECURITIES          TOTAL
                        ----------  ----------  ------------  ------------------  --------------
December 31, 1993 ....  $4,421,000  $2,887,694  $27,736,810       $      --        $35,045,504
  Adoption of FASB
   115, net of tax ...          --          --           --        (363,283)          (363,283)
  Issuance of 344
   shares.............       3,440      27,030           --              --             30,470
  Net income .........          --          --    4,501,396              --          4,501,396
  Change in unrealized
   depreciation, net
   of tax ............          --          --           --        (227,972)          (227,972)
  Dividends paid
   ($4.06 per share) .          --          --   (1,795,818)             --         (1,795,818)
                        ----------  ----------  -----------       ---------        -----------
December 31, 1994 ....   4,424,440   2,914,724   30,442,388        (591,255)        37,190,297
  Net income .........          --          --    5,108,440              --          5,108,440
  Change in unrealized
   appreciation, net
   of tax ............          --          --           --         827,715            827,715
  Dividends paid
   ($4.60 per share) .          --          --   (2,052,192)             --         (2,052,192)
                        ----------  ----------  -----------       ---------        -----------
December 31, 1995 ....   4,424,440   2,914,724   33,498,636         236,460         41,074,260
  Net income .........          --          --    5,963,262              --          5,963,262
  Change in unrealized
   appreciation, net
   of tax ............          --          --           --        (291,923)          (291,923)
  Dividends paid
   ($5.16 per share) .          --          --   (2,328,858)             --         (2,328,858)
  Proceeds from stock
   rescission offer,
   net of expenses ...      49,340     692,085           --              --            741,425
  Issuance of 4,107
   shares.............      41,070     443,296           --              --            484,366
  Tax benefit from
   exercise of
   non-incentive stock
   options............          --      82,804           --              --             82,804
                        ----------  ----------  -----------       ---------        -----------
December 31, 1996 ....  $4,514,850  $4,132,909  $37,133,040       $ (55,463)       $45,725,336
                        ==========  ==========  ===========       =========        ===========






  The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                      1996           1995            1994
                                  -------------  -------------  ---------------
Net cash provided by operating
 activities:
  Net income ...................  $  5,963,262   $  5,108,440    $  4,501,396
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
    Provision for loan losses ..     2,973,193      1,423,656         994,000
    Provision for depreciation
     and amortization ..........     1,096,120        651,997         523,416
    Amortization of investment
     security premiums, net of
     accretion..................       515,996        368,321         554,152
    Net realized gains on calls
     of securities
     held-to-maturity...........            --         (4,000)             --
    Net realized (gains) losses
     on available-for-sale
     securities.................         3,488         (1,373)         85,435
    (Gain) loss on other real
     estate owned ..............      (240,252)       (97,637)        141,950
    Increase in cash surrender
     value of life insurance
     contracts..................      (170,472)      (171,987)        (77,183)
    Deferred income
     tax benefit ...............      (677,653)      (568,718)       (349,744)
    Change in accrued income and
     other assets ..............     1,238,459     (1,379,867)       (428,505)
    Change in accrued interest
     and other liabilities .....    (1,047,045)     1,035,754         914,910
                                  ------------   ------------    ------------
      Net cash provided by
       operating activities ....     9,655,096      6,364,586       6,859,827
                                  ------------   ------------    ------------
Cash flows from investing
 activities:
  Acquisition of bank, net of
   acquired cash ...............     1,022,043             --              --
  Purchases of
   available-for-sale
   securities ..................   (14,766,578)   (21,848,101)    (16,191,440)
  Proceeds from sales of
   available-for-sale
   securities ..................     2,000,000        787,017      20,977,519
  Proceeds from maturities of
   available-for-sale
   securities ..................    36,488,422     21,991,907       2,518,207
  Purchases of securities
   held-to-maturity.............    (6,815,907)    (2,909,704)     (1,628,389)
  Proceeds from maturities of
   securities held-to-maturity .     6,748,835      3,050,011      11,051,414
  Net decrease in interest
   bearing deposits in financial
   institutions.................            --             --         100,049
  Net originations of loans ....   (76,092,935)   (53,970,350)    (49,467,022)
  Proceeds from sales of other
   real estate owned ...........       337,605        148,400          59,284
  Fixed asset additions ........    (1,845,545)    (1,979,839)     (2,057,501)
  Net decrease (increase) in
   federal funds sold ..........    23,800,000    (20,250,000)      4,720,000
                                  ------------   ------------    ------------
      Net cash used by investing
       activities...............   (29,124,060)   (74,980,659)    (29,917,879)
                                  ------------   ------------    ------------


                                   (continued)

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                        1996          1995           1994
                                    -------------  ------------  --------------
Cash flows from financing
 activities:
  Net increase in demand deposits,
   NOW, money market and savings
   accounts.......................    11,056,917    11,135,801      1,434,930
  Net increase in certificates of
   deposit........................     9,708,911    56,652,831     29,445,945
  Increase (decrease) in
   securities sold under
   agreements to repurchase ......    (1,512,000)      905,000     (1,766,000)
  Payments on related party notes
   payable........................       (50,000)           --             --
  Payments on long-term debt .....   (19,781,151)     (239,537)    (1,726,033)
  Borrowings of long-term debt ...    29,500,000            --      1,500,000
  Proceeds from issuance and sale
   of common stock ...............       484,366            --         30,470
  Proceeds from sale of common
   stock subject to rescission ...            --       851,530             --
  Cash dividends paid ............    (2,328,858)   (2,052,192)    (1,795,818)
                                    ------------   -----------    -----------
    Net cash provided by financing
     activities...................    27,078,185    67,253,433     27,123,494
                                    ------------   -----------    -----------
Net increase (decrease) in cash
 and cash equivalents ............     7,609,221    (1,362,640)     4,065,442
Cash and cash equivalents at
 beginning of year ...............    13,723,107    15,085,747     11,020,305
                                    ------------   -----------    -----------
Cash and cash equivalents at end
 of year .........................  $ 21,332,328   $13,723,107    $15,085,747
                                    ============   ===========    ===========

GREENE COUNTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The accounting policies of Greene County Bancshares, Inc. (the Corporation) and subsidiaries conform to generally accepted accounting principles and to general practices of the banking industry. The following is a summary of the more significant policies. Certain reclassifications have been made in the 1995 and 1994 consolidated financial statements and accompanying notes to conform with the 1996 presentation.

  PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Greene County Bancshares, Inc. and its wholly owned subsidiaries, Greene County Bank and Premier Bank of East Tennessee (the Banks). Superior Financial, Inc. and GCB Acceptance, Inc., consumer finance companies, are wholly owned subsidiaries of Greene County Bank. Superior Mortgage, Inc., a mortgage company, is also a wholly owned subsidiary of Greene County Bank. All material intercompany balances and transactions have been eliminated in consolidation.

  CASH AND DUE FROM BANKS -- For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in the process of collection and amounts due from banks with a maturity of less than three months.

  The Banks are required to maintain certain daily reserve balances on hand in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements was approximately $5,594,000 and $4,563,000 for the years ended December 31, 1996 and 1995, respectively.

  INVESTMENT SECURITIES -- Effective January 1, 1994, the Corporation adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. Investments in certain debt and equity securities are classified as either Held-to-Maturity (reported at amortized cost), Trading (reported at fair value with unrealized gains and losses included in earnings), or Available-for-Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity). During 1995, the Corporation made a one time reclassification of many of its securities held from the held-to-maturity category to the available-for-sale category. The amortized cost of the securities transferred was $23,125,015 with unrealized gains of $297,357 and unrealized losses of $16,546.

  Premiums and discounts on investment securities are recognized in interest income on a method which approximates the level yield method over the period to maturity.

  Gains and losses from sales of investment securities are recognized at the time of sale based upon specific identification of the security sold.

  LOANS -- Loans are stated at principal amounts outstanding, reduced by unearned income and an allowance for loan losses.

  Interest income on installment loans is recognized in a manner that approximates the level yield method when related to the principal amount outstanding. Interest on other loans is calculated using the simple interest method on the principal amount outstanding.

  The Banks provide an allowance for loan losses and include in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Banks' past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' experience, estimated value of any underlying collateral, and current economic conditions. Management believes it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment.

  The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, on January 1, 1995. Under the new standards, a loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS 114 and 118 resulted in no additional provision for credit losses at January 1, 1995.

  At December 31, 1996 and 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 was approximately $5,996,000 and $3,653,000, respectively, and these loans had a corresponding valuation allowance of $891,700 and $548,000, respectively. The impaired loans at December 31, 1996 and 1995, were measured for impairment using the fair value of the collateral as all of these loans were collateral dependent. For the years ended December 31, 1996 and 1995, the average recorded investment in impaired loans was approximately $4,353,000 and $3,550,000, respectively.

  The Corporation uses several factors in determining if a loan is impaired under SFAS No. 114. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc.

  Increases and decreases in the allowance from loan losses due to changes in the measurement of the impaired loans are included in the provision for credit losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

  When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

  Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/ or interest is in doubt.

  Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

  While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

  PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation and amortization computed principally on the straight-line method based on the estimated useful lives of the respective assets. Leasehold improvements are stated at cost adjusted for accumulated amortization computed on a straight-line method over the shorter of the estimated useful life of the assets or the term of the lease.

  OTHER REAL ESTATE OWNED -- Other real estate owned represents real estate acquired through foreclosure or repossession and is initially recorded at the lower of cost (principal balance and any accrued interest of the former loan plus costs of obtaining title and possession) or fair value minus estimated costs to sell. Initial writedowns are charged against the allowance for loan losses. Initial costs relating to the development and improvement of the property are capitalized and considered in determining the fair value of the property, whereas those costs relating to holding the property are expensed. Valuations are periodically performed by management and if the carrying value of a property exceeds its net realizable value, the property is written down by a charge against income.

  OTHER ASSETS -- Included in other assets are core deposit intangibles and goodwill which arose from the acquisition of Premier Bancshares in 1996. These assets will be amortized on a straight-line basis over their estimated useful lives of 10 years.

  INCOME TAXES -- The Corporation files a consolidated federal income tax return.

  There are two components of the income tax provision; current and deferred. Current income tax provisions approximate taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

  Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences and tax credits will be realized in that sufficient taxes have been paid in prior years to provide for such realization.

  RETIREMENT BENEFITS -- The Corporation has established a defined contribution plan, the cost of which is charged to current operations. Additionally, the Corporation has established certain supplemental deferred compensation plans which are funded through insurance policies as described in Note 11.

  NET INCOME PER SHARE OF COMMON STOCK -- Net income per share of common stock is computed by dividing net income by the weighted average number of common shares, common shares subject to rescission, and common stock equivalents outstanding during each year. Stock options are regarded as common stock equivalents. Common stock equivalents are computed using the treasury stock method. The weighted average number of common and common equivalent shares outstanding was 449,172 for 1996; 446,152 for 1995; and 443,188 for 1994.

  TRUST ASSETS -- Assets held by the Corporation in trust capacities are not included in the accompanying consolidated balance sheets because such items are not assets of the Corporation.

  STOCK-BASED COMPENSATION -- On January 1, 1996, the Corporation adopted Statement of Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). As permitted by SFAS 123, the Corporation has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its Plans. The pro forma disclosures of the impact of SFAS 123 is described in Note 10 of the financial statements.

  SIGNIFICANT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Two significant estimates of the Corporation include the allowance for loan loss and allowance for other real estate owned. Actual results could differ from those estimates.

2. ACQUISITION:

  On January 1, 1996, the Corporation acquired 100% of the stock of Premier Bancshares, Inc. ("Premier"), a one-bank holding company for Premier Bank of East Tennessee, Niota, Tennessee ("Premier Bank"). As of the acquisition date, Premier had assets of approximately $24.2 million, deposits of approximately $22.0 million, debt and other liabilities of approximately $.5 million, and capital of approximately $1.7 million. The purchase price of Premier was $3,140,000, consisting of cash of $708,582 and the Corporation's promissory notes to the sellers in the aggregate principal amount of $2,431,418, plus $230,000 for noncompete agreements with the sellers. The transaction was accounted for as a purchase, resulting in the recording of a core deposit intangible of approximately $1.1 million, goodwill of approximately
$1.3 million, and an increase to deferred tax and other liabilities of approximately $.4 million. Amortization of the intangibles was approximately $215,000 during 1996. Prior to March 31, 1996, the Corporation merged Premier into the Corporation since Premier had no assets other than the stock of Premier Bank. This transaction resulted in the Corporation owning 100% of the stock of Premier Bank.

3. SECURITIES:

  At December 31, 1996 and 1995, securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate market values at December 31, 1996 and 1995, were as follows:

1996
----

                                GROSS       GROSS       GROSS      APPROXIMATE
                              AMORTIZED   UNREALIZED  UNREALIZED     MARKET
                                COST        GAINS       LOSSES        VALUE
                             -----------  ----------  ----------  -------------
Available-for-sale:
  U.S. treasury securities
   and obligations of U.S.
   government corporations
   and agencies ...........  $39,409,885   $411,145    $484,074    $39,336,956
  Obligations of state and
   political subdivisions .    1,344,513         --      15,720      1,328,793
  Federal Home Loan Bank
   stock...................    2,258,900         --          --      2,258,900
                             -----------   --------    --------    -----------
                             $43,013,298   $411,145    $499,794    $42,924,649
                             ===========   ========    ========    ===========
Held-to-maturity:
  Obligations of state and
   political subdivisions .  $ 9,456,437   $ 44,046    $ 82,794    $ 9,417,689
                             ===========   ========    ========    ===========
1995
----

Available-for-sale:
  U.S. treasury securities
   and obligations of U.S.
   government corporations
   and agencies ...........  $59,451,721   $484,938    $103,186    $59,833,473
  Federal Home Loan Bank
   stock ..................    1,066,155         --          --      1,066,155
                             -----------   --------    --------    -----------
                             $60,517,876   $484,938    $103,186    $60,899,628
                             ===========   ========    ========    ===========
Held-to-maturity:
  Obligations of state and
   political subdivisions .  $ 9,375,472   $ 17,245    $ 38,617    $ 9,354,100
                             ===========   ========    ========    ===========


  Interest income from securities for the years ended December 31, 1996, 1995 and 1994, consist of:

                                              1996        1995         1994
                                           ----------  ----------  ------------
U.S. treasury securities ................  $  421,236  $1,084,503   $1,565,806
Obligations of other U.S. government
 corporations and agencies ..............   2,622,980   2,590,906    2,112,716
Obligations of states and political
 subdivisions............................     479,174     370,034      557,011
Other securities ........................      98,907      59,533       62,028
                                           ----------  ----------   ----------
                                           $3,622,297  $4,104,976   $4,297,561
                                           ==========  ==========   ==========

  Gross realized gains and losses on all sales of securities for the years ended December 31, 1996, 1995 and 1994, are as follows:

                                                       1996    1995      1994
                                                      ------  ------  ----------
  Gross realized gains:
    Available-for-sale .............................  $   --  $1,373   $ 21,453
                                                      ======  ======   ========
  Gross realized losses:
    Available-for-sale .............................  $3,488  $   --   $106,888
                                                      ======  ======   ========


  Debt securities at December 31, 1996, will mature on the following schedule:

                                                         HELD-TO-MATURITY
                                                      -----------------------
                                                                   APPROXIMATE
                                                         BOOK        MARKET
                                                        VALUE         VALUE
                                                      ----------  -------------
  Due in one year or less ..........................  $1,805,104   $1,806,484
  Due after one year through five years ............   6,731,487    6,754,761
  Due after five years through ten years ...........     519,846      523,772
  Due after ten years ..............................     400,000      332,672
                                                      ----------   ----------
                                                      $9,456,437   $9,417,689
                                                      ==========   ==========


  Investment securities with book and market values of $31,076,496 and $31,112,304 at December 31, 1996, respectively and $19,298,953 and $19,248,100 at December 31, 1995, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

4. LOANS:

  Major classifications of loans at December 31, 1996 and 1995, are summarized as follows:

                                                     1996            1995
                                                 -------------  ---------------
     Commercial ...............................  $ 97,339,711    $ 75,502,470
     Commercial real estate ...................    97,989,789      73,719,533
     Mortgage installment .....................   108,877,733      92,276,492
     Installment real estate ..................    11,354,642         556,560
     Installment consumer .....................    71,354,067      55,876,354
     Other loans ..............................     5,389,306       2,772,096
                                                 ------------    ------------
                                                  392,305,248     300,703,505
     Less:
       Unearned income ........................    (3,702,457)     (2,214,855)
       Allowance for loan losses ..............    (7,330,676)     (4,654,234)
                                                 ------------    ------------
                                                 $381,272,115    $293,834,416
                                                 ============    ============

  At December 31, 1996 and 1995, loans on which the accrual of interest had been discontinued totaled $616,000 and $901,580, respectively. Unrecorded interest income on these loans aggregated approximately $169,145, $116,300 and $68,270 for 1996, 1995 and 1994, respectively.

  A summary of activity in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994, was as follows:

                                         1996          1995          1994
                                      ------------  -----------  --------------
Balance at beginning
 of year ...........................  $ 4,654,234   $3,446,762    $ 3,061,988
Balances acquired in acquisition of
 Premier Bank ......................      440,000           --             --
Provision for loan losses ..........    2,973,193    1,423,656        994,000
Recoveries .........................      888,249      455,778        750,250
                                      -----------   ----------    -----------
                                        8,955,676    5,326,196      4,806,238
Loans charged to allowance .........   (1,625,000)    (671,962)    (1,359,476)
                                      -----------   ----------    -----------
Balance at end of year .............  $ 7,330,676   $4,654,234    $ 3,446,762
                                      ===========   ==========    ===========


5. RELATED PARTY TRANSACTIONS:

  Certain officers, employees and directors and/or companies in which they have ten percent or more beneficial ownership were indebted to the Banks as indicated below. In the opinion of management all such loans were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and did not involve more than the normal risk of collectibility.

Balance, December 31, 1994 ...................................   $10,954,723
  Additions ..................................................     5,928,364
  Reductions .................................................    (3,947,070)
                                                                 -----------
Balance, December 31, 1995 ...................................    12,936,017
  Additions ..................................................     5,346,426
  Reductions .................................................    (6,894,192)
                                                                 -----------
Balance, December 31, 1996 ...................................   $11,388,251
                                                                 ===========


  In addition to the above, the Banks provide financing for purchasers of automotive and other transportation equipment from dealerships in which directors have more than a ten percent beneficial interest. Loans originated through these dealerships aggregated $1,837,032 during 1996 and $2,880,711 for 1995. Such financing is represented by installment notes that are the obligations of the purchasers and are primarily collateralized by the equipment. Some of these notes, totaling $30,126 and $1,041,964 at December 31, 1996 and 1995, respectively, are secondarily collateralized by dealer finance reserves and also provide for recourse against the dealerships to further protect the Banks against potential losses.

  As described in Note 2, the acquisition of Premier Bank generated promissory notes to the sellers and noncompete agreements with the sellers, a related party. These notes can be summarized as follows at December 31, 1996:

  Noncompete agreement, payable in yearly principal installments
   through January 2000 .........................................   $  180,000

  8% note, interest payments due quarterly, principal payments
   January 15, 2003 through January 8, 2015 .....................      231,418

  8% note, interest payments due quarterly, principal payments
   January 15, 2002 through January 8, 2015 .....................    2,200,000
                                                                    ----------
                                                                    $2,611,418
                                                                    ==========


  Scheduled principal maturities of notes payable as of December 31, 1996, are:

      1997 ....................................................   $   50,000
      1998 ....................................................       50,000
      1999 ....................................................       40,000
      2000 ....................................................       40,000
      2001 ....................................................           --
      Thereafter ..............................................    2,431,418
                                                                  ----------
                                                                  $2,611,418
                                                                  ==========


6. PREMISES AND EQUIPMENT:

  Premises and equipment at December 31, 1996 and 1995, was comprised of the following:

                                                      1996           1995
                                                   ------------  --------------
  Land ..........................................  $ 1,624,513    $   825,781
  Banking quarters ..............................    6,752,104      6,021,351
  Leasehold improvements ........................    1,331,231        874,704
  Furniture and fixtures ........................    6,029,526      5,003,262
  Construction in progress ......................       54,748        701,553
  Automobiles ...................................      282,838         64,132
                                                   -----------    -----------
                                                    16,074,960     13,490,783
  Less accumulated depreciation and amortization    (6,235,591)    (5,151,383)
                                                   -----------    -----------
                                                   $ 9,839,369    $ 8,339,400
                                                   ===========    ===========

7. DEPOSITS:

  The components of interest expense on deposits for the years ended December 31, 1996, 1995 and 1994, were:

                                            1996         1995          1994
                                         -----------  -----------  ------------
  Interest bearing accounts:
    NOW ...............................  $ 1,400,414  $ 1,385,871   $1,242,285
    Money market transaction ..........      950,906      796,167      881,000
    Savings ...........................    1,185,304      985,319    1,055,482
    Certificates of deposit $100,000
     and over .........................    2,080,723    1,723,218      760,064
    Other certificates of deposit .....    9,560,456    8,126,246    4,091,725
                                         -----------  -----------   ----------
                                         $15,177,803  $13,016,821   $8,030,556
                                         ===========  ===========   ==========


8. LONG-TERM DEBT:

  The Banks have entered into long-term debt arrangements with the Federal Home Loan Bank of Cincinnati (FHLB) to provide funding for the origination of fixed rate mortgages. This debt is collateralized by that Banks' blanket pledge of mortgage loans aggregating approximately $19,791,000 and stock of the Federal Home Loan Bank.

  Long-term debt at December 31, 1996 and 1995, was summarized as follows:

                                                         1996          1995
                                                      -----------  ------------
  5.5% note, interest payments due monthly,
   principal due May 20, 1997 ......................  $ 4,000,000   $       --
  5.7% note, interest payments due monthly,
   principal due November 20, 1997 .................    4,000,000           --
  5.81% note, interest payments due monthly,
   principal due December 2, 1998 ..................    2,000,000           --
  5.65% note, payable in monthly installments of
   $21,854 through July 1, 2003 ....................    1,438,966    1,614,497
  6.35% note, payable in monthly installments of
   $7,368 through September 1, 2013 ................      910,337      939,916
  6.10% note, payable in monthly installments of
   $8,493 through July 1, 2008 .....................      845,019      893,759
                                                      -----------   ----------
                                                      $13,194,322   $3,448,172
                                                      ===========   ==========


  Scheduled principal maturities of long-term debt outstanding as of December 31, 1996, are:

     1997 .................................   $ 8,270,324
     1998 .................................     2,286,482
     1999 .................................       303,605
     2000 .................................       321,753
     2001 .................................       340,954
     Thereafter ...........................     1,671,204
                                              -----------
                                              $13,194,322
                                              ===========

  At December 31, 1996, the Corporation maintained an unused line of credit of $5,000,000 with interest at prime with a correspondent bank. The Corporation also maintains an unused line of credit of $20,000,000 with the Federal Home Loan Bank of Cincinnati with the option of selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. The line of credit will expire on September 5, 1997.

9. LEASES:

  The Corporation leases certain banking facilities and equipment under long-term operating lease agreements, which generally contain renewal options for periods ranging from 5 to 30 years, and require the payment of certain additional costs (generally maintenance and insurance).

  Future minimum lease payments for these noncancelable operating leases, with a term in excess of one year, at December 31, 1996, for each of the years in the five year period ending December 31, 2001, and thereafter were as follows:

       1997 ....................................................   $183,422
       1998 ....................................................    149,483
       1999 ....................................................    122,336
       2000 ....................................................     44,457
       2001 ....................................................     15,138
                                                                   --------
                                                                   $514,836
                                                                   ========


  The total rental expense for operating leases was $305,618, $164,977 and $164,316 for the years ended December 31, 1996, 1995 and 1994, respectively.

10. STOCK OPTIONS:

  On January 6, 1989, the Corporation established a stock option plan, whereby a certain key executive was granted options to purchase 300 shares per year of the Corporation's stock at one and one-half times book value at each year end. The number of options granted per year was increased to 600 as a result of a 1991 stock split. The options expire ten years from the date of grant and are canceled if the key executive voluntarily resigns his employment or is terminated for cause. Compensation expense recognized was $30,000, $24,000 and $20,400 for the years ended December 31, 1996, 1995 and 1994, respectively.

  During 1993, the Corporation granted certain other key executives stock option awards to purchase shares of the Corporation's stock. Shares under this plan are to be awarded at market price at the date of grant. In 1996, 1995 and 1994, the Corporation granted additional stock options to certain key executives to purchase 1,660, 1,300 and 1,000 shares at $215, $180 and $160 per share, respectively. If a key executive is a 10 percent or greater stockholder at the time of exercise, the option price is increased by 10 percent. The options granted in 1993 and 1994 are nonincentive stock options and are fully vested. The options granted in 1995 and subsequent years are incentive stock options and vest at the rate of 20 percent per year and expire ten years from the date of grant.

  A summary of the status of the Corporation's Plans as of December 31, 1996 and 1995, and changes during the years ended on those dates is presented below:

                                      1996                     1995
                             -----------------------  -----------------------
                                         WEIGHTED                  WEIGHTED
                                         AVERAGE                   AVERAGE
                             OPTIONS  EXERCISE PRICE  OPTIONS   EXERCISE PRICE
                             -------  --------------  -------   --------------
  Outstanding at beginning
   of year ................   7,048      $137.53       5,148       $126.45
  Granted .................   2,260       198.21       1,900        167.54
  Exercised ...............   4,107       117.94          --            --
                              -----      -------       -----       -------
  Outstanding at end of
   year....................   5,201      $179.37       7,048       $137.53
                              =====      =======       =====       =======
  Options exercisable at
   year end ...............   2,501      $155.46       5,748       $130.18
                              =====      =======       =====       =======
  Weighted-average fair
   value of options granted
   during the year ........   2,260      $180.32       1,900       $158.23
                              =====      =======       =====       =======


  The following table summarizes information about the Plans' stock options at December 31, 1996:

                         OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                    -----------------------------  ---------------------------
                      NUMBER     WEIGHTED-AVERAGE    NUMBER         WEIGHTED
  RANGE OF          OUTSTANDING     REMAINING      EXERCISABLE      AVERAGE
  EXERCISE PRICES   AT 12/31/96  CONTRACTUAL LIFE  AT 12/31/96   EXERCISE PRICE
  ---------------   -----------  ----------------  -----------  ----------------
  $151.76 ........       600           10 years         600         $151.76
  $145.00-
   $215.00 .......     4,601          8.8 years       1,901         $156.63


  Had compensation cost for the Corporation's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                        1996                    1995
                               ----------------------  ----------------------
                                   AS                      AS
                                REPORTED   PRO FORMA    REPORTED    PRO FORMA
                               ----------  ----------  ----------  ------------
  Net income ................  $5,963,262  $5,924,579  $5,108,440   $5,090,594
  Net income per share ......  $    13.28  $    13.19  $    11.45   $    11.41


  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend growth rate of 12% and 12%; expected volatility of 7.75% and 6.26%: risk-free interest rates of 6.6% and 5.65%; and expected lives of 7 years and 7 years.

11. PROFIT SHARING AND DEFERRED COMPENSATION:

  The Corporation has a contributory profit-sharing plan covering certain employees with one year or more of service. Participating employees are required to contribute at least 3 percent of their monthly salary to the Plan and the Corporation contributes to the Plan up to 10 percent of its profit before taxes (not to exceed 15 percent of the total compensation of participating employees). The contributions by the Corporation were $503,999, $427,666 and $396,192 for 1996, 1995 and 1994, respectively.

  The Banks have established supplemental benefit plans for selected officers and directors. These plans are nonqualified and therefore, in general, a participant's or beneficiary's claim to benefits is as a general creditor.

  Certain current and retired key officers participate in a deferred compensation plan which provides for a defined benefit upon retirement. Payment of benefits under such plans is contingent upon employment to retirement, obtaining retirement age in the event of disability, or upon death. The cost of such plans is being charged to operations over the period of active employment from the contract date.

  In 1993, a plan was established whereby directors of the Corporation and the Banks have the right to participate in a deferred compensation plan which permits the directors to defer director compensation and earn a guaranteed interest rate on such deferred amounts. Compensation costs associated with the plan are charged to operations.

  Included in accrued interest and other liabilities in the consolidated financial statements is $817,623 and $608,018 at December 31, 1996 and 1995, respectively, related to the above supplemental benefit plans. To fund these plans, the Corporation purchased single premium universal life insurance contracts on the lives of the related directors and officers. The cash surrender value of such contracts is included in the consolidated balance sheet. If all of the assumptions regarding mortality, interest rates, policy dividends, and other factors are realized, the Corporation will ultimately realize its full investment in such contracts.

12. INCOME TAXES:

  The components of income tax expense for the years ended December 31, 1996, 1995 and 1994, were:

                                           1996         1995          1994
                                        -----------  -----------  -------------
Current income taxes
  Federal ............................  $3,461,877   $2,914,271    $2,450,101
  State ..............................     586,397      406,708       409,965
                                        ----------   ----------    ----------
                                         4,048,274    3,320,979     2,860,066
Deferred income tax benefit ..........    (677,653)    (568,718)     (349,744)
                                        ----------   ----------    ----------
                                        $3,370,621   $2,752,261    $2,510,322
                                        ==========   ==========   ===========

  A reconciliation of expected federal tax expense based on the federal statutory rate of 34 percent to consolidated tax expense for the years ended December 31, 1996, 1995 and 1994, was as follows:

                                           1996         1995          1994
                                        -----------  -----------  -------------
     Tax at statutory rates ..........  $3,173,520   $2,672,638    $2,383,984
     Tax increases (decreases)
      attributable to:
       Tax exempt interest ...........    (180,099)    (122,480)     (188,581)
       State income tax less federal
        tax benefit ..................     387,022      268,427       276,517
       Interest expense disallowed ...      20,040       23,860        19,649
       Other .........................     (29,862)     (90,184)       18,753
                                        ----------   ----------    ----------
                                        $3,370,621   $2,752,261    $2,510,322
                                        ==========   ==========    ==========


  The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1996 and 1995, were as follows:

                                                          1996         1995
                                                       ----------  ------------
  Deferred tax assets:
    Allowance for loan losses and other real estate
     owned...........................................  $2,358,372   $1,694,540
    Unrealized depreciation on available-for-sale
     securities......................................      33,186           --
    Deferred compensation ...........................     310,257      230,888
    Other ...........................................      58,146       65,692
                                                       ----------   ----------
      Gross deferred tax assets .....................   2,759,961    1,991,120
                                                       ----------   ----------
  Deferred tax liabilities:
    Depreciation ....................................     385,060      349,619
    Unrealized appreciation on available-for-sale
     securities......................................          --      145,291
    Core deposit intangible .........................     376,290           --
    Other ...........................................      30,255       41,116
                                                       ----------   ----------
      Gross deferred tax liabilities ................     791,605      536,026
                                                       ----------   ----------
  Net deferred tax asset ............................  $1,968,356   $1,455,094
                                                       ==========   ==========


13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

  The Banks are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers and to reduce their own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in consolidated balance sheets.

  The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making these commitments and conditional obligations as they do for on-balance-sheet instruments.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Banks upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include marketable securities, trade accounts receivable, property, plant, and equipment and/or income-producing commercial properties.

  Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

  Most of the Banks' business activities are with customers located within the state of Tennessee for residential, consumer and commercial loans. A majority of the loans are secured by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

  Outstanding standby letters of credit as of December 31, 1996 and 1995 amounted to $2,269,878 and $1,832,150, respectively. Outstanding commitments to lend at fixed rates were $3,755,700 and $939,000 and at variable rates were $8,429,531 and $3,396,000 at December 31, 1996 and 1995, respectively.
Undisbursed advances on customer lines of credit were $52,021,000 and $38,536,000 at December 31, 1996 and 1995, respectively. The amount available for borrowing under inventory collateralized loans was $5,941,000 at December 31, 1996 and $5,733,000 at December 31, 1995. The Banks do not anticipate any losses as a result of these transactions that would be unusual in relation to its historical levels of loan losses on its recorded loan portfolio.

14. CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS:

  The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involves quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Banks meet all capital adequacy requirements to which they are subject.

  The Banks are well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Banks must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

                                                                                            TO BE WELL
                                                                                         CAPITALIZED UNDER
                                                       FOR CAPITAL                       PROMPT CORRECTIVE
                             ACTUAL                 ADEQUACY PURPOSES                    ACTION PROVISIONS
                       ------------------   ----------------------------------  -----------------------------------
                         AMOUNT     RATIO     AMOUNT             RATIO            AMOUNT              RATIO
                       -----------  ------  -----------  ---------------------  -----------  ----------------------
As of December 31,
 1996:
Total Capital (to
 Risk Weighted
 Assets):
  Consolidated ......  $47,860,000  12.69%  $30,178,000  (more than or = to)8%  $37,721,900  (more than or = to)10%
  Greene County
   Bank .............   46,247,000  13.01%   28,441,120  (more than or = to)8%   35,551,400  (more than or = to)10%
  Premier Bank ......    2,625,000  11.94%    1,758,640  (more than or = to)8%    2,198,300  (more than or = to)10%

Tier I Capital (to
 Risk Weighted
 Assets):
  Consolidated ......   43,112,000  11.43%   15,088,760  (more than or = to)4%   22,633,140  (more than or = to)6%
  Greene County
   Bank .............   41,772,000  11.75%   14,220,560  (more than or = to)4%   21,330,840  (more than or = to)6%
  Premier Bank ......    2,349,000  10.69%      879,320  (more than or = to)4%    1,318,980  (more than or = to)6%

Tier I Capital (to
 Average Assets):
  Consolidated ......   43,112,000   9.16%   18,821,120  (more than or = to)4%   23,526,400  (more than or = to)5%
  Greene County
   Bank .............   41,772,000   9.60%   17,413,200  (more than or = to)4%   21,766,500  (more than or = to)5%
  Premier Bank ......    2,349,000   7.32%    1,283,640  (more than or = to)4%    1,604,550  (more than or = to)5%


  The Corporation's principal source of funds is dividends received from the Banks. Under applicable banking laws, the Banks may only pay dividends from retained earnings and only to the extent that the remaining balance of retained earnings is at least equal to the capital stock amounts of the respective Banks. As a practical matter, dividend payments by the Banks to the Corporation would be limited by the necessity to maintain appropriate amounts for capital adequacy purposes.

15. ADDITIONAL CASH FLOW INFORMATION:

  Income taxes paid during the years ended December 31, 1996, 1995 and 1994 amounted to $5,273,919, $3,617,622 and $2,890,684, respectively. Interest expense paid in cash during the years 1996, 1995 and 1994 amounted to $15,632,435, $12,360,091 and $8,342,385, respectively.

  Significant noncash transactions for the years ended December 31, 1996, 1995 and 1994, were as follows:

                                               1996        1995        1994
                                            -----------  --------  ------------
Financed sales of other real estate
 owned ...................................  $    59,750  $159,000   $1,044,876
Foreclosed loans transferred to OREO .....      380,587   124,767      391,893
Transfer of OREO to premises .............           --        --       74,763
Assets acquired/generated through bank
 purchase:
  Investments ............................    6,750,643        --           --
  Loans, net .............................   14,638,794        --           --
  Property, plant and equipment, net .....      567,992        --           --
  Other assets ...........................      450,034        --           --
  Intangibles ............................    2,159,966        --           --
Liabilities assumed/generated through bank
 purchase:
  Deposits ...............................   22,005,281        --           --
  Accrued interest and other liabilities .      546,483        --           --
  Notes payable ..........................    2,431,418        --           --
  Noncompete payable .....................      230,000        --           --
  Deferred tax liability .................      376,290        --           --

16. PARENT COMPANY FINANCIAL INFORMATION:

  Condensed financial information for Greene County Bancshares, Inc. (parent company only) was as follows:


                            CONDENSED BALANCE SHEETS

                                                          DECEMBER 31,
                                                    -------------------------
                                                       1996           1995
                                                    ------------  -------------
  ASSETS

  Cash ...........................................  $ 1,099,373    $ 1,186,519
  Investment in subsidiaries .....................   44,756,925     39,319,173
  Premises and equipment, net ....................      695,117        711,999
  Cash surrender value of life insurance
   contracts .....................................      184,108        177,980
  Other assets ...................................    1,976,263        672,088
                                                    -----------    -----------
      Total assets ...............................  $48,711,786    $42,067,759
                                                    ===========    ===========
  LIABILITIES

  Deferred income taxes ..........................  $   343,104    $   141,969
  Related party notes payable ....................    2,611,418             --
  Other liabilities ..............................       31,928             --
                                                    -----------    -----------
                                                      2,986,450        141,969
                                                    -----------    -----------
  Common stock subject to rescission .............           --        851,530
                                                    -----------    -----------
  SHAREHOLDERS' EQUITY

  Common stock ...................................    4,514,850      4,424,440
  Paid-in capital ................................    4,132,909      2,914,724
  Retained earnings ..............................   37,133,040     33,498,636
  Net unrealized depreciation on
   available-for-sale securities, net of income
   tax (benefit) of $(33,186) and $145,291 in 1996
   and 1995, respectively ........................      (55,463)       236,460
                                                    -----------    -----------
      Total shareholders' equity .................   45,725,336     41,074,260
                                                    -----------    -----------
      Total liabilities and shareholders' equity .  $48,711,786    $42,067,759
                                                    ===========    ===========

                        CONDENSED STATEMENTS OF EARNINGS

                                               YEARS ENDED DECEMBER 31,
                                          ----------------------------------
                                             1996        1995         1994
                                          ----------  ----------  -------------
  Revenue:
    Equity in undistributed earnings of
     subsidiaries.......................  $3,862,086  $2,366,336   $1,736,400
    Dividends from subsidiaries ........   3,022,100   2,818,338    2,795,818
    Interest income ....................          --          --        3,752
    Other income .......................     107,871      53,837       62,593
                                          ----------  ----------   ----------
      Total revenue ....................   6,992,057   5,238,511    4,598,563
  Related party interest expense .......     160,718          --           --
  Other expense ........................     524,547      92,586       99,315
                                          ----------  ----------   ----------
  Income before income taxes ...........   6,306,792   5,145,925    4,499,248
  Income tax expense (benefit) .........     343,530      37,485       (2,148)
                                          ----------  ----------   ----------
  Net income ...........................  $5,963,262  $5,108,440   $4,501,396
                                          ==========  ==========   ==========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                            YEARS ENDED DECEMBER 31,
                                     ---------------------------------------
                                        1996          1995           1994
                                     ------------  ------------  --------------
Cash flows from operating
 activities:
  Net income ......................  $ 5,963,262   $ 5,108,440    $ 4,501,396
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
    Equity in undistributed
     earnings of subsidiaries .....   (3,862,086)   (2,366,336)    (1,736,400)
    Depreciation and
     amortization .................      232,855        18,233        (19,973)
    Change in other assets ........      537,500      (493,106)            --
    Change in other liabilities ...      (22,236)      (18,597)         9,249
                                     -----------   -----------    -----------
      Net cash provided by
       operating activities .......    2,849,295     2,248,634      2,754,272
                                     -----------   -----------    -----------
Cash flows from investing
 activities:
  Acquisition of bank .............     (708,582)           --             --
  Proceeds from maturities of
   investment securities ..........           --            --         78,772
  Increase in cash surrender value
   of life insurance contracts ....       (6,128)       (9,492)        (2,987)
                                     -----------   -----------    -----------
      Net cash provided (used) by
       investing activities .......     (714,710)       (9,492)        75,785
                                     -----------   -----------    -----------
Cash flows from financing
 activities:
  Capital contributed to
   subsidiary .....................           --            --     (1,000,000)
  Proceeds from issuance and sale
   of common stock ................      484,366            --         30,470
  Proceeds from sale of common
   stock subject to rescission ....           --       851,530             --
  Repayments of related party
   debt ...........................      (50,000)           --             --
  Repayments of debt ..............     (327,239)           --             --
  Dividends paid ..................   (2,328,858)   (2,052,192)    (1,795,818)
                                     -----------   -----------    -----------
      Net cash used by financing
       activities..................   (2,221,731)   (1,200,662)    (2,765,348)
                                     -----------   -----------    -----------
Net increase (decrease) in cash ...      (87,146)    1,038,480         64,709
Cash at beginning of year .........    1,186,519       148,039         83,330
                                     -----------   -----------    -----------
Cash at end of year ...............  $ 1,099,373   $ 1,186,519    $   148,039
                                     ===========   ===========    ===========

17. COMMITMENTS AND CONTINGENCIES:

  The Corporation and Banks are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations, or cash flows.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The following information is presented as required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. For financial instruments not described below, generally short term financial instruments, book value approximates fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  SECURITIES AND INTEREST BEARING DEPOSITS -- Fair values of securities and interest bearing deposits are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  FEDERAL FUNDS SOLD -- Fair values of federal funds sold are based on quoted market prices.

  LOANS, NET -- The fair value for loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  DEPOSITS -- The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rate offered for similar deposits with the same remaining maturities.

  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE -- Fair values of securities sold under agreements to repurchase are based on quoted market prices.

  The estimated fair values of the Corporation's financial instruments at December 31, 1996 and 1995, were as follows (rounded to the nearest thousand):

                                     1996                        1995
                          --------------------------  --------------------------
                            CARRYING        FAIR        CARRYING         FAIR
                             VALUE         VALUE         VALUE          VALUE
                          ------------  ------------  ------------  --------------
  Financial assets:
    Securities .........  $ 52,470,000  $ 51,390,000  $ 70,125,000   $ 70,701,000
    Federal funds sold .            --            --    23,800,000     23,800,000
    Loans, net .........   381,272,000   378,528,000   293,834,000    294,133,000
  Financial liabilities:
    Deposits ...........  $408,722,000  $388,942,000  $365,951,000   $367,782,000
    Securities sold
     under agreements to
     repurchase.........     3,272,000     3,272,000     4,784,000      4,784,000
    Long-term debt .....    13,194,000    13,027,000     3,448,000      3,444,000


  The Corporation believes that the fair value of commitments to extend credit and standby letters of credit approximate the stated amounts at December 31, 1996 and 1995.

19. COMMON STOCK SUBJECT TO RESCISSION:

  On May 31, 1995, the Corporation forwarded a letter to several hundred potential subscribers for common stock of the Corporation. The response to the letter resulted in a sale of 5,009 shares of the Corporation's common stock to 192 new shareholders (the "New Shareholders"). The Corporation received approximately $851,530 in payment for the newly issued common shares. No commissions or other fees were paid or received by the Corporation or any other person in connection with the sale of such shares. During the quarter ended June 30, 1996, the Corporation concluded a rescission offer to the New Shareholders (the "Rescission Offer"). The need for the Rescission Offer arose from the sale of the common stock to the New Shareholders without registration with the Securities and Exchange Commission and the necessary state securities divisions or the availability of an exemption from registration.

  In the Rescission Offer, the Corporation offered to rescind the sale of the shares issued to the New Shareholders and to refund the consideration paid for such shares, plus interest from the date of payment through the date the Corporation received notice of a New Shareholder's election to rescind, less any amount of income received on such stock by the New Shareholders. The Rescission Offer was made pursuant to the applicable securities laws in the states in which the New Shareholders reside. Simultaneously with the Rescission Offer, the Corporation registered these shares of common stock in order that the New Shareholders, if they desired to retain the common shares, would hold appropriately registered stock.

  At the conclusion of the Rescission Offer, the New Shareholders, with the exception of three, opted to retain their shares. With respect to the three New Shareholders who requested a refund of their consideration, the Corporation refunded approximately $14,000. Professional fees to date associated with the Rescission Offer total approximately $88,000. The Corporation accordingly increased its shareholders' equity by $750,000 during the quarter ended June 30, 1996. Additional professional fees incurred during the quarter ended September 30, 1996, amounted to approximately $8,000, resulting in proceeds from the Rescission Offer, net of expenses to date, in the approximate amount of $742,000.

20. OTHER EXPENSES:

  Included in other expenses on the consolidated statement of income is the following significant component:

                                                     1996      1995      1994
                                                   --------  --------  --------
Dealer reserve expense ..........................  $795,840  $181,717   $5,709

                        MARKET AND DIVIDEND INFORMATION

  There currently are 451,500 shares of Common Stock outstanding and approximately 1,460 holders of record of the Common Stock.

  There is no established public trading market in which shares of the Common Stock are regularly traded, nor are there any uniformly quoted prices for shares of the Common Stock. The following table sets forth certain information known to management as to the prices at the end of each quarter for the Common Stock and cash dividends declared per share of Common Stock for the calendar quarters indicated.

                                           SALES PRICE AT   DIVIDENDS DECLARED
                                            QUARTER-END       PER SHARE (1)
                                           --------------  --------------------

FISCAL 1995:
  First quarter .........................     $170.00             $1.00
  Second quarter ........................      170.00              1.00
  Third quarter .........................      180.00              1.00
  Fourth quarter ........................      180.00              1.60

FISCAL 1996:
  First quarter .........................     $190.00             $1.12
  Second quarter ........................      200.00              1.12
  Third quarter .........................      200.00              1.12
  Fourth quarter ........................      215.00              1.80


---------

(1) For information regarding restrictions on the payment of dividends by the Banks to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" in this Annual Report. See also Note 14 of Notes to Consolidated Financial Statements.