Form 10-K, Exhibit 13
period 1998-12-31
GREENE COUNTY BANCSHARES INC
filed 1999-03-30
CIK 764402

Greene County Bancshares, Inc.
1998 MD&A

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA

                                                              1998            1997             1996          1995           1994
                                                              ----            ----             ----          ----           ----

                                                                          (In thousands of dollars, except per share data)

Total interest income.................................  $      50,792   $     49,005    $     39,521    $     31,387    $   23,625
Total interest expense................................         18,572         19,144          15,825          13,444         8,497
                                                        -------------   ------------    ------------    ------------    ----------
Net interest income...................................         32,220         29,861          23,696          17,943        15,128
Provision for loan losses.............................         (3,417)        (5,953)         (2,973)         (1,424)         (994)
Net interest income after provision for loan losses...         28,803         23,908          20,723          16,519        14,134
Non-interest income:
 Investment securities gains..........................             --              2              --               1            --
 Other income.........................................          4,555          3,919           3,411           2,597         2,368
Non-interest expense..................................        (20,462)       (17,009)        (14,800)        (11,257)       (9,491)
                                                        --------------  ------------    ------------    ------------    ----------
Income before income taxes............................         12,897         10,820           9,334           7,860         7,011
Income tax expense....................................         (4,690)        (3,990)         (3,371)         (2,752)       (2,510)
                                                        --------------  ------------    ------------    ------------    ----------
Net income............................................  $       8,207   $      6,830    $      5,963    $      5,108    $    4,501
                                                        =============   ============    ============    ============    ==========


PER SHARE DATA:(1)
 Net income, basic....................................  $        6.05   $       5.04    $       4.43    $       3.83    $     3.39
 Net income, assuming dilution........................  $        6.02   $       5.03    $       4.43    $       3.82    $     3.38
 Dividends declared...................................  $        2.30   $       1.92    $       1.72    $       1.53    $     1.35
 Book value...........................................  $       40.81   $      37.00    $      33.76    $      30.94    $    28.02


FINANCIAL CONDITION DATA:
 Assets...............................................  $     568,179   $    534,102    $    478,048    $    420,581    $   45,525
 Loans, net...........................................  $     466,661   $    441,390    $    381,272    $    293,834    $  241,253
 Cash and investment securities.......................  $      49,939   $     62,166    $     73,713    $     83,998    $   85,460
 Federal funds sold...................................  $      24,300   $      5,500    $         --    $     23,800    $    3,550
 Deposits.............................................  $     459,183   $    461,728    $    408,722    $    365,951    $   98,162
 Long-term debt.......................................  $      36,627   $     15,487    $     15,806    $      3,448    $    3,688
 Other borrowed funds.................................  $       2,416   $      1,414    $      3,272    $      4,784    $    3,879
 Shareholders' equity.................................  $      55,386   $     50,113    $     45,725    $     41,074    $   37,190


SELECTED RATIOS:
 Interest rate spread.................................          5.96%          5.70%           5.16%           4.57%         4.57%
 Net yield on interest-earning assets.................          6.53%          6.21%           5.65%           5.09%         4.96%
 Return on average assets.............................          1.56%          1.33%           1.32%           1.35%         1.38%
 Return on average equity.............................         15.63%         13.93%          13.23%          13.17%        12.32%
 Average equity to average assets.....................          9.97%          9.55%           9.94%          10.24%        11.17%
 Dividend payout ratio................................         37.99%         38.08%          39.05%          40.17%        39.96%
 Ratio of nonperforming assets to total assets........          1.15%          0.81%           0.49%           0.57%         0.40%
 Ratio of allowance for loan losses to
   nonperforming assets...............................        156.34%        210.15%         315.27%         225.05%       247.99%
 Ratio of allowance for loan losses to total loans....          2.11%          2.01%           1.87%           1.55%         1.39%


(1) Amounts have been restated to reflect the effect of the Company's 3-for-1 stock split effected in October 1997.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHANGES
                 IN FINANCIAL CONDITION AND RESULTS OF OPERATION

FORWARD-LOOKING INFORMATION

       THE INFORMATION CONTAINED HEREIN CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS, INCLUDING THOSE DISCUSSED HEREIN, COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION, SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY DEPENDENT UPON ASSUMPTIONS, ESTIMATES AND DATA THAT MAY BE INCORRECT OR IMPRECISE. ACCORDINGLY, ANY FORWARD-LOOKING STATEMENTS INCLUDED HEREIN DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES AND MAY NOT BE REALIZED. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY, AMONG OTHER THINGS, THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "INTENDS," "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA" OR "ANTICIPATES," OR THE NEGATIVES THEREOF, OR OTHER VARIATIONS THEREON OF COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY OR INTENTIONS.

GENERAL

       Greene County Bancshares, Inc. (the "Company") was formed in 1985 and serves as the bank holding company for Greene County Bank ("GCB"), which is a Tennessee-chartered commercial bank that conducts the principal business of the Company. The Company also wholly owned American Fidelity Bank, whose assets were combined with GCB during 1996, and Premier Bank of East Tennessee, whose assets were combined with GCB in 1998. In addition to its commercial banking operations, GCB conducts separate businesses through four wholly-owned subsidiaries: Superior Financial Services, Inc. ("Superior Financial"), a consumer finance company; Superior Mortgage Company ("Superior Mortgage"), a mortgage banking company; GCB Acceptance Corporation ("GCB Acceptance"), a consumer finance company specializing in subprime automobile lending; and Fairway Title Co., a title company formed in 1998.

       The principal business of the Company consists of accepting deposits from the general public and investing these funds and borrowed funds primarily in loans and, to a limited extent, securities available for sale or held to maturity. Loans are originated by the Company within its primary market area of east Tennessee and include commercial loans, commercial real estate loans, mortgage installment loans and installment consumer loans.

       The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, investment assets and other interest-earning assets and interest paid on deposits and other interest-bearing liabilities. To a lesser extent, the Company's net income also is affected by the level of non-interest expenses such as compensation and employee benefits and Federal Deposit Insurance Corporation premiums.

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

LIQUIDITY AND CAPITAL RESOURCES

       LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank. Applicable Tennessee statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payments are subject to the continuing ability of the Bank to maintain compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a "well-capitalized" institution. In addition, the Company maintains a line of credit of $20 million with the Federal Home Loan Bank of Cincinnati and three federal funds lines of credit totaling $20 million at three correspondent banks of which the aggregate $35.2 million was available at December 31, 1998.

       In 1998, operating activities of the Company provided $17,856,198 of cash flows. Net income of $8,206,419 adjusted for non-cash operating activities, including $3,417,010 in provision for loan losses and amortization and depreciation of $993,523, provided the bulk of the cash generated from operations.

       Investing activities, including lending, used $40,377,603 of the Company's cash flow, a 36.1% decline from 1997 levels. Loans originated net of principal collected used $30,247,073 in funds, down from $66,708,497 in 1997 as the Company's loan originations decreased in response to interest rate conditions. In response, the Company implemented a more competitive commercial loan rate structure in the fourth quarter of 1998 and also hired a senior commercial lender from a regional bank who brought new and significant seasoned lending relationships to the Bank and an experienced commercial lending staff. Excess funds available because of reduced loan growth as compared to 1997 is reflected in the increase in federal funds sold of $18,800,000 during 1998 as compared to $5,500,000 during 1997. These uses of funds were funded in part by cash received from other investing activities, including $8,770,371 from proceeds from maturities of available-for-sale securities and $4,065,000 from proceeds from maturities of securities held to maturity.

       Net additional cash inflows of $21,425,852 were provided by financing activities, a decrease of $28,136,918 from 1997 levels. The decline was attributable primarily to the $66,379,215 decline in growth of certificates of deposit during 1998, offset in part by the net increase in growth of $9,496,288 in demand deposits, NOW, money market and savings accounts and by an increase in long-term borrowings from the Federal Home Loan Bank of Cincinnati of $23,500,000 during 1998 from $19,500,637 during 1997. The effect of this change in borrowings is amplified by the $17,460,045 reduction in payments on long-term debt, from $19,769,657 during 1997 to $2,309,612 during 1998.

       CAPITAL RESOURCES. The Company's capital position is reflected in its shareholders' equity, subject to certain adjustments for regulatory purposes. Shareholders' equity, or capital, is a measure of the Company's net worth, soundness and viability. The Company's capital continued to exceed regulatory requirements at December 31, 1998 and its record of paying dividends to its stockholders continued uninterrupted during 1998. Management believes the capital base of the Company allows it to take advantage of business opportunities while maintaining the level of resources deemed appropriate by management of the Company to address business risks inherent in the Company's daily operations.

       Shareholders' equity on December 31, 1998 was $55,385,798, an increase of $5,272,938 or 10.52%, from $50,112,860 on December 31, 1997. The increase in shareholders' equity arises primarily from net income for 1998 of $8,206,419 ($6.05 per share, or $6.02 per share assuming dilution), offset in part by quarterly dividend payments during 1998 that totalled $3,117,842 ($2.30 per share).

       Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board (the "FRB") and the Federal Deposit Insurance Corporation ("FDIC") require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of stockholders' equity, less goodwill) and total capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital. At December 31, 1998, the Company and the Bank each satisfied their respective minimum regulatory capital requirements, and the Bank was "well-capitalized" within the meaning of federal regulatory requirements.

ASSET/LIABILITY MANAGEMENT

       The operations and profitability of the Company are largely impacted by changes in interest rates and management's ability to control interest rate sensitivity. Management believes that its asset/liability strategy reduces the risk associated with fluctuation in interest rates. The Company strives to be neither asset sensitive nor liability sensitive by relying upon a mix of fixed rate and variable rate products. At December 31, 1998, approximately 46.2% of the Company's gross loans had adjustable rates. The Company has a mixture of fixed rate loans and loans tied to its Prime Rate, and this also applies to the investment portfolio. It is management's belief that while this mixture may not give maximum returns under certain market conditions, it can prevent severe swings in earnings under other conditions. Management believes the Company is somewhat asset sensitive; therefore, in a falling rate environment earnings will tend to fall, while in a rising rate environment earnings will tend to improve. Despite the implementation of strategies to achieve a matching position of assets and liabilities and to reduce the exposure to fluctuating interest rates, the results of operations of the Company will remain subject to the level and movement of interest rates.

CHANGES IN RESULTS OF OPERATIONS

       NET INCOME. Net income for 1998 was $8,206,419, an increase of $1,376,245 or 20.15% as compared to net income of $6,830,174 for 1997. The increase resulted primarily from an increase in net interest income of $2,359,442, or 7.90%, to $32,220,308 in 1998 from $29,860,866 in 1997, and an increase in non-interest income of $634,373, or 16.17%, to $4,555,489 in 1998 from
$3,921,116 in 1997. The increase in net interest income primarily reflects an increase in interest income attributable to loan growth and a decrease in interest expense associated with reliance on lower-cost debt. These changes were offset in part by the $3,453,123, or 20.30% increase in non-interest expense to $20,461,962 in 1998 from $17,008,839 in 1997, attributable primarily to increases in salaries and benefits and in other expenses.

       Net income for 1997 was $6,830,174, an increase of $866,912 or 14.54% as compared to net income of $5,963,262 for 1996. The increase resulted primarily from an increase in net interest income of $6,164,660, or 26.0%, to $29,860,866 in 1997 from $23,696,206 in 1996, and an increase in non-interest income of $510,336, or 15.0%, to $3,921,116 in 1997 from $3,410,780 in 1996. The increase in net interest income primarily reflects the Company's continued growth in loan production, primarily increases in mortgage installment, commercial real estate and commercial loans as the Company continues to take advantage of its branch network presence throughout East Tennessee. These increases were offset in part by the $2,208,929, or 14.93% increase in non-interest expense to $17,008,839 in 1997 from $14,799,910 in 1996, attributable primarily to increasing compensation and occupancy expenses associated with branch operations.

       NET INTEREST INCOME. The largest source of earnings for the Company is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected in part by management's responses to changes in interest rates through asset/liability management. During 1998, net interest income was $32,220,308 as compared to $29,860,866 in 1997, an increase of 7.90%. This increase was due primarily to an increase in loan volume and lower deposit rates on non-time deposits. The loan volume increase was also due in part to the Company's implementation during 1998 of more competitive commercial loan rates. At the same time, the Company's net interest margin increased in 1998 to 6.53% from 6.21% in 1997. This increase in net interest margin reflects a reduction in the cost of interest-bearing liabilities, as well as a slight increase in loan yield. Contributing to the growth in net interest income during 1998 was the decline in cost of funds, as reflected in the lower amount of interest expense in 1998 despite an increase in average total deposits.

       Net interest income for 1997 was $29,860,866 as compared to $23,696,206 in 1996, an increase of 26.0%. This increase was due primarily to a $61,212,715 increase in average interest-earning assets during 1997 as compared to 1996, offset by a $53,509,868 increase in average interest bearing liabilities during the same period to fund such growth. At the same time, the Company's net interest margin increased in 1997 to 6.21% from 5.65% in 1996. This increase in net interest margin reflects the Company's focus on commercial and commercial real estate loans, which generally have shorter terms and are priced based upon the prime rate offered by New York banks as reported in The Wall Street Journal. The Company's loan yields were thus enhanced by the 25 basis point prime rate increase in the first quarter of 1997. Commercial and commercial real estate loans comprised, in the aggregate, 51.3% of the Company's gross loan portfolio at December 31, 1997. Offsetting the growth in interest income during 1997 was the related increase in interest expense arising primarily from the 12.7% increase in 1997 in the Company's average deposit base.

       Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. When the total of interest-earning assets (that is, when yields earned exceed rates paid) approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets," which is net interest income divided by average interest-earning assets.

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

                                               1998                                               1997
                          -----------------------------------------------    -----------------------------------------------
                                Average        Revenue/       Yield/                Average            Revenue/       Yield/
                                Balance        Expense         Rate                 Balance            Expense         Rate
                                -------        -------         ----                 -------            -------         ----
INTEREST-EARNING
ASSETS:
Loans(1)
--------
Commercial............... $    235,166,862  $    21,002,417    8.93%      $      240,601,635  $     21,476,951       8.93%
Installment - net(2).....      207,718,394       23,064,331   11.10%             190,304,270        22,024,965      11.57%
Fees on loans............                         3,754,124                                          2,502,460
                          ----------------  ---------------               ------------------  ----------------

  Total loans
   (including fees)...... $    442,885,256  $    47,820,872   10.80%      $      430,905,905  $     46,004,376      10.68%

Investment securities(3)
------------------------
Taxable.................. $     29,326,409  $     1,865,083    6.36%      $       38,079,718  $      2,467,835       6.48%
Tax exempt(4)............        6,250,730          282,161    4.51%               9,210,719           403,507       4.38%
                          ----------------  ---------------               ------------------  ----------------

  Total investment
    Securities........... $     35,577,139  $     2,147,244    6.04%      $       47,290,437  $      2,871,342       6.07%



Other short-term
  Investments............       14,808,885          824,340    5.57%               2,409,152           129,080       5.36%
                          ----------------  ---------------               ------------------  ----------------

  Total interest-
    earning assets....... $    493,271,280  $    50,792,456   10.30%      $      480,605,494  $     49,004,798      10.20%
                           ---------------   --------------                -----------------   ---------------

NON-INTEREST-EARNING
ASSETS:
Cash and due from
  Banks.................. $     17,855,077                                $       17,589,326
Premises and
  Equipment..............        9,968,183                                         9,355,616
Other, less allowance
  for loan losses........        5,346,239                                         5,945,568
                          ----------------                                ------------------

  Total non-interest-
    earning assets....... $     33,169,499                                $       32,890,510
                           ---------------                                 -----------------

  Total average assets... $    526,440,779                                $      513,496,004
                           ===============                                 =================

                                                  1996
                             -----------------------------------------------
                                 Average         Revenue/           Yield/
                                 Balance         Expense             Rate
                                 -------         -------             ----
INTEREST-EARNING
ASSETS:
Loans(1)
--------
Commercial...............  $      173,178,149  $     14,967,334      8.64%
Installment - net(2).....         174,667,162        19,022,302     10.89%
Fees on loans............                             1,395,467
                           ------------------  ----------------

  Total loans
   (including fees)......  $      347,845,311  $     35,385,103     10.17%

Investment securities(3)
------------------------
Taxable..................  $       51,687,569  $      3,125,592      6.05%
Tax exempt(4)............          10,953,312           496,705      4.53%
                           ------------------  ----------------

  Total investment
    Securities...........  $       62,640,881  $      3,622,297      5.78%

Other short-term
  Investments............           8,906,587           513,326      5.76%
                           ------------------  ----------------

  Total interest-
    earning assets.......  $      419,392,779  $     39,520,726      9.42%
                                  -----------        ----------

NON-INTEREST-EARNING
ASSETS:
Cash and due from
  Banks..................  $       15,979,895
Premises and
  Equipment..............           9,379,752
Other, less allowance
  for loan losses........           8,457,324
                           ------------------

  Total non-interest-
    earning assets.......  $       33,816,971
                            -----------------

  Total average assets...  $      453,209,750
                            =================

--------------------------
(1) Average loan balances include nonaccrual loans. Interest income collected on nonaccrual loans has been included.

(2) Installment loans are stated net of unearned income.

(3) The average balance of and the related yield associated with securities available for sale are based on the cost of such securities.

(4) Tax exempt income has not been adjusted to tax-equivalent basis.

                                                1998                                              1997
                           --------------------------------------------   --------------------------------------------------
                                 Average          Revenue/     Yield/             Average        Revenue/       Yield/
                                 Balance          Expense       Rate              Balance        Expense         Rate
                                 -------          -------       ----              -------        -------         ----
INTEREST-BEARING
LIABILITIES:
Deposits
  Savings, NOW
    accounts, and
    money markets          $    160,775,161  $     3,849,723   2.39%      $    150,088,946  $     3,930,293      2.62%
  Time deposits...........      255,872,184       13,975,781   5.46%           253,840,096       13,947,656      5.49%
                                -----------       ----------                   -----------       ----------

  Total deposits.......... $    416,647,345  $    17,825,503   4.28%      $    403,929,042  $    17,877,949      4.43%

Securities sold
  Under repurchase
  Agreement and
  Short-term
  Borrowings..............        2,943,827          115,784   3.93%             4,949,115          236,553      4.78%
Debt......................        8,503,098          630,861   7.42%            16,147,018        1,029,430      6.38%
                                  ---------          -------                    ----------        ---------

Total interest-
  Bearing
  Liabilities............. $    428,094,270  $    18,572,148   4.34%      $    425,025,175  $    19,143,932      4.50%
                                -----------       ----------                   -----------       ----------

NON-INTEREST-BEARING
LIABILITIES:
  Demand deposits......... $     39,821,855                               $     33,540,018
  Other liabilities.......        6,033,556                                      5,904,610
                           ----------------                               ----------------
  Total liabilities....... $     45,855,411                               $     39,444,628
  Stockholders' equity....       52,491,098                                     49,026,201
                           ----------------                               ----------------

Total liabilities and
  Stockholders' equity.... $    526,440,779                               $    513,496,004
                            ===============                                ===============

Net interest income.......                   $    32,220,308                                $    29,860,866
                                              ==============                                 ==============

MARGIN ANALYSIS:
  Interest rate spread....                                      5.96%                                            5.70%
                                                                =====                                            =====
  Net yield on
    Interest-earning
    assets (net
    interest
    margin)...............                                      6.53%                                            6.21%
                                                                =====                                            =====

                                               1996
                           ------------------------------------------------
                               Average            Revenue/        Yield/
                               Balance            Expense          Rate
                               -------            -------          ----
INTEREST-BEARING
LIABILITIES:
Deposits
  Savings, NOW
    accounts, and
    money markets          $    150,877,450  $      3,536,624      2.34%
  Time deposits...........      207,440,687        11,641,179      5.61%
                                -----------        ----------

  Total deposits.......... $    358,318,137  $     15,177,803      4.24%

Securities sold
  Under repurchase
  Agreement and
  Short-term
  Borrowings..............        4,931,307           227,613      4.62%
Debt......................        8,265,863            19,104      5.07%
                                  ---------            ------

Total interest-
  Bearing
  Liabilities............. $    371,515,307  $     15,824,520      4.26%
                                -----------        ----------

NON-INTEREST-BEARING
LIABILITIES:
  Demand deposits......... $     30,945,475
  Other liabilities.......        5,680,694
                           ----------------
  Total liabilities....... $     36,626,169
  Stockholders' equity....       45,068,274
                           ----------------

Total liabilities and
  Stockholders' equity.... $    453,209,750
                           ================

Net interest income.......                   $     23,696,206
                                              ===============

MARGIN ANALYSIS:
  Interest rate spread....                                         5.16%
                                                                   =====
  Net yield on
    Interest-earning
    assets (net
    interest
    margin)...............                                         5.65%
                                                                   =====

       Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been separately identified.

                                                                     1998 vs. 1997
                                         ------------------------------------------------------------------------
                                                                                     Rate/              Total
                                              Volume               Rate             Volume              Change
                                              ------               ----             ------              ------
INTEREST INCOME:
Loans net of unearned income...........  $     1,278        $         523      $          15      $       1,816
Investment securities:
  Taxable..............................         (567)                 (46)                11               (602)
  Tax exempt...........................         (130)                  12                 (4)              (122)
Other short-term investments...........          664                    5                 26                695
                                         -----------        -------------      -------------      -------------

  Total interest income................        1,245                  494                 48              1,787
                                         -----------        -------------      -------------      -------------

INTEREST EXPENSE:
   Savings, NOW accounts, and
     Money market accounts.............          280                 (336)               (24)               (80)
   Time deposits.......................          111                  (83)                (1)                27
   Short-term borrowings...............          (96)                 (42)                17               (121)
   Debt................................         (487)                 169                (80)              (398)
                                         -----------        -------------      -------------      -------------


   Total interest expense..............         (192)                (292)               (88)              (572)
                                         -----------        -------------      -------------      -------------

Net interest income....................  $     1,437        $         786      $         136      $       2,359
                                          ==========         ============       ============       ============

                                                                        1997 vs. 1996
                                          ------------------------------------------------------------------------
                                                                                       Rate/              Total
                                                Volume               Rate              Volume             Change
                                                ------               ----              ------             ------
INTEREST INCOME:
Loans net of unearned income...........   $       8,449       $        1,752      $         418     $     10,619
Investment securities:
  Taxable..............................            (823)                 224                (59)            (658)
  Tax exempt...........................             (79)                 (17)                 3              (93)
Other short-term investments...........            (374)                 (36)                26             (384)
                                          -------------       --------------      -------------     ------------

  Total interest income................           7,173                1,923                388            9,484
                                          -------------       --------------      -------------     ------------

INTEREST EXPENSE:
   Savings, NOW accounts, and
     Money market accounts.............             (18)                 414                 (2)             394
   Time deposits.......................           2,603                 (243)               (54)           2,306
   Short-term borrowings...............               1                    8                 --                9
   Debt................................             399                  108                103              610
                                          -------------       --------------      -------------     ------------


   Total interest expense..............           2,985                  287                 47            3,319
                                          -------------       --------------      -------------     ------------

Net interest income....................   $       4,188       $        1,636      $         341     $      6,165
                                           ============        =============       ============      ===========

       At December 31, 1998, loans outstanding, net of unearned income and allowance for loan losses, were $466.7 million compared to $441.4 million at 1997 year end. The increase is primarily due to the Company's increased emphasis during fourth quarter 1998 on loan growth through implementation of a more-competitive commercial loan rate structure and the hiring of a senior commercial lender from a regional bank who brought new and significant seasoned lending relationships to the Bank and an experienced commercial lending staff. Average outstanding loans, net of unearned interest, for 1998 were $442.9 million, an increase of 2.78% from the 1997 average of $430.9 million. The average outstanding loans for 1996 were $347.8 million. The growth in average loans for the past three years can be attributed to the Company's continuing market expansion into surrounding counties through the Company's branch network and to the development of its other financing businesses and indirect financing. During 1998, the Company continued its expansion with a new branch in Cocke County and new offices in the consumer finance subsidiary. The marginal increase in interest income can be attributed to the decrease in the prime rate during the latter part of 1998. During 1997, increases in the prime rate were reflected in the slight increase in overall loan yields in 1997 compared to 1996. During 1996, the prime rate was generally constant at 8.25%.

       Average investment securities for 1998 were $35.6 million, compared to $47.3 million in 1997, and $62.6 million in 1996. In 1998, the average yield on investments was 6.04%, essentially the same as the 6.07% yield in 1997 and an increase from the 5.78% yield in 1996. This is reflective of the Company's substantial proportion of adjustable-rate securities comprising its investment portfolio and the reduction in the prime rate during the latter part of 1998. Income provided by the investment portfolio in 1998 was $2,147,244 as compared to $2,871,342 in 1997, and $3,662,297 in 1996. The decline in the average balance of investment securities from 1997 to 1998 was the result of funding the loan growth experienced by the Company during 1998.

       PROVISION FOR LOAN LOSSES. The Company's provision for loan losses decreased $2,536,195, or 42.6%, to $3,417,010 in 1998 from $5,953,205 in 1997.
The decrease in the provision for loan losses is primarily attributable to a reduction in problem loans associated with Superior Financial in prior years and management's assessment of the reduced risk profile in its existing portfolio. The ratio of loans 30 days or more past due to total gross loans for consumer loans originated by Superior Financial decreased from 7.61% at December 31, 1996 to 5.12% at December 31, 1997 and to 2.58% at December 31, 1998. Management of the Company believes that these past due and nonperforming loans originated by its consumer finance subsidiary reflect the risk inherent in this type of business. However, management also believes this risk is also offset by the net benefits attributable to operation of the finance company, including a higher net yield on these types of loans, market penetration and diversification of the Company's activities into non- traditional lending areas.

       To further manage its credit risk on loans, the Company maintains a "watch list" of loans that, although currently performing, have characteristics that require closer supervision by management. At December 31, 1998, the Company had identified $11.2 million in loans that were placed on its "watch list."

       The Company's provision for loan losses in 1997 increased by $2,980,012 or 100.23%, to $5,953,205 in 1997 from $2,973,193 in 1996. This increase reflects the Company's more aggressive identification of potential problem loans and the inclusion of the risks associated with such loans in the determination of the Company's allowance for losses. In addition, the increase reflected management's assessment of the risk of loss in its loan portfolio, as indicated by its increasing amount of charge-offs. In 1997, the Company's net charge-offs increased $3.4 million or 456% to $4.1 million from $737,000 in 1996. The Company's net charge-offs to average loans outstanding increased in 1997 to 0.95% from 0.21% in 1996, a 352% growth that exceeded the growth in the Company's average loans outstanding during the same period. These charge- offs were primarily attributable to consumer loans originated by Superior Financial during the period 1994 through 1997 and both secured and unsecured loans.

       The Company's provision for loan losses in 1996 increased by $1,549,541 or 108.8%, to $2,973,193 in 1996 from $1,423,656 in 1995. This increase reflected the Company's more aggressive identification of potential problem loans and the inclusion of the risks associated with such loans in the determination of the Company's allowance for losses. In addition, the provision reflected the perceived risk associated with commercial loans originated by the Company which have higher individual balances and are more susceptible to delinquency than mortgage installment and installment real estate loans. This approach is consistent with the Company's concurrent imposition during 1995 of stricter loan underwriting standards. From 1995 to 1996, nonperforming assets increased $0.2 million, or 9.5%, from $2.1 million in 1995 to $2.3 million in 1996.

       NON-INTEREST INCOME. Income that is not related to interest-earning assets, consisting primarily of service charges, commissions and fees, has become more important as increases in levels of interest-bearing deposits and other liabilities make it more difficult to maintain interest rate spreads.

       Total non-interest income for 1998 was $4,555,489 as compared to $3,921,116 in 1997 and $3,410,780 in 1996. The largest components of non-interest income are service charges, commissions and fees, which totaled $3,742,053 in 1998, $3,168,699 in 1997 and $2,593,594 in 1996. The increase from
1997 to 1998 reflects management's continued focus on the generation of fee income and additional fee income generated by the subsidiaries of Greene County Bank.

       NON-INTEREST EXPENSE. Control of non-interest expense also is an important aspect in managing net income. Non-interest expense includes, among others, personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage and Federal Deposit

Insurance Corporation assessments. Total non-interest expense was $20,461,962 in 1998, compared to $17,008,839 in 1997 and $14,799,910 in 1996.

       Personnel costs are the primary element of the Company's non-interest expenses. In 1998, salaries and benefits represented $11,458,768 or 56.0% of total non-interest expenses. This was an increase of $1,933,566 or 20.3% over 1997's total of $9,525,202. Personnel costs for 1997 increased $1,631,567 or 20.7% over 1996's total of $7,893,635. These increases were due to opening a new branch requiring increased staff levels and increased employee benefit costs, including health insurance and retirement benefit costs. Overall, the number of full-time equivalent employees at December 31, 1998 was 307 versus 268 at December 31, 1997, an increase of 14.6%.

       Occupancy and furniture and equipment expense exhibited the same upward trend during the past three years as did personnel costs due to essentially the same reasons referenced above. At December 31, 1998, the Company had 35 branches compared to 29 branches at December 31, 1997.

       Assessments by the FDIC increased from $6,187 in 1996 to $54,989 in 1997 and increased to $65,414 in 1998. These premiums, representing a percentage of deposit base, and based upon deposit levels at period ends, have been consistently reduced and essentially eliminated for well-capitalized banks such as those owned by the Company, although premiums are still being assessed for repayment of debt incurred by the federal government in connection with the deposit insurance fund (i.e., the "FICO bonds"). For 1999, the FDIC premiums (including assessments for the FICO bonds) are calculated at 1.176 basis points on the assessable deposit base. The Company's premiums for 1999 are estimated to be $55,000 assuming the same deposit base at December 31, 1998.

       Other expenses increased $1,307,247, or 27.0%, from 1997 to 1998 representing primarily the Company's new bank branch, which required additional advertising, postage, telephone and other expenses, as well as increased expenses related to new programs for customer product delivery. The increase from 1996 to 1997 was $85,012, or 1.8%.

CHANGES IN FINANCIAL CONDITION

       Total assets at December 31, 1998 were $568.2 million, an increase of $34.1 million, or 6.4%, over 1997's year end total assets of $534.1 million. Average assets for 1998 were $526.4 million, an increase of $12.9 million or 2.5% over 1997 average assets of $513.5 million. This increase was the result of loan growth, funded by increases in average deposits and, to a lesser extent, by FHLB advances. Return on average assets was 1.56% in 1998, as compared to 1.33% in 1997 and 1.32% in 1996.

       Earning assets consist of loans, investment securities and short-term investments that earn interest. Average earning assets during 1998 were $493.3 million, an increase of 2.6% from an average of $480.6 million in 1997.

       Non-performing loans include non-accrual and classified loans. The Company has a policy of placing loans 90 days delinquent in non-accrual status and charging them off at 120 days past due. Other loans past due that are well secured and in the process of collection continue to be carried on the Company's balance sheet. For further information, see Note 1 of the Notes to Consolidated Financial Statements. The Company has aggressive collection practices in which senior management is significantly and directly involved.

       The Company maintains an investment portfolio to provide liquidity and earnings. Investments at year end 1998 with an amortized cost of $30.2 million had a market value of $30.3 million. At year end 1997, investments with an amortized cost of $41.3 million had a market value of $41.5 million. This decline in investments in 1998 reflects the Company's continuing shift of funds to higher-yielding commercial and consumer lending.

       The Company's deposits were $459.2 million at December 31, 1998. This represents a decrease of $2.5 million, or 0.5%, from the $461.7 million of deposits at December 31, 1997. The decrease is primarily the result of a reduction in certificates of deposit in late 1998 due to the Company's policy of funding increased loan demand via lower-cost vehicles such as borrowing from the Federal Home Loan Bank of Cincinnati. Although year-end balances of deposits declined in 1998 as compared to 1997, the Company's average deposit balances increased during 1998.

       In 1998, demand deposit balances increased 3.8% from 1997. Demand deposit balances were approximately $37.1 million and $35.7 million at December 31, 1998 and 1997, respectively.

       Average interest-bearing deposits increased $12.7 million, or 3.1%, in 1998. In 1997, average interest-bearing deposits increased $45.6 million or 12.7% over 1996. These increases in deposits are reflective of the Company's aggressive efforts to attract new deposit customers for the purpose of funding various lending programs.

       The Company's continued ability to fund its loan and overall asset growth remains dependent upon the availability of deposit market share in the Company's existing market of East Tennessee. As of June 30, 1998, approximately 64.7% of the deposit base of East Tennessee was controlled primarily by five commercial banks, one savings bank and one credit union and, as of September 1998, the total deposit base of Tennessee commercial banks had a weighted average rate of 4.79%. Management of the Company does not anticipate further significant growth in its deposit base unless it either offers interest rates well above its prevailing weighted average rate of 4.28% or it acquires deposits from other financial institutions. During 1998, the premiums charged in Tennessee by selling financial institutions for deposit accounts ranged from 6.7% to 37.8%. If the Company takes action to increase its deposit base by offering above-market interest rates or by acquiring deposits from other financial institutions and thereby increases its overall cost of deposits, its net interest income could be adversely affected if it is unable to correspondingly increase the rates it charges on its loans.

       Interest paid on deposits in 1998 totaled $17,825,503 reflecting a 4.28% cost on average interest-bearing deposits of $416.6 million. In 1997, interest of $17,877,949 was paid at a cost of 4.43% on average deposits of $403.9 million. In 1996, interest of $15,177,803 was paid at a cost of 4.24% on average deposits of $358.3 million.

INTEREST RATE SENSITIVITY

       Deregulation of interest rates and more volatile short-term, interest-bearing deposits have created a need for shorter maturities of earning assets. An increasing percentage of commercial and installment loans are being made with variable rates or shorter maturities to increase liquidity and interest rate sensitivity.

       The difference between interest-sensitive asset repricing and interest-sensitive liability repricing within time periods is referred to as the interest rate sensitivity gap. Gaps are identified as either positive (interest sensitive assets in excess of interest sensitive liabilities) or negative (interest sensitive liabilities in excess of interest sensitive assets). The Company currently believes it is slightly asset sensitive. The Company considers certain demand and time deposits as having longer maturities than what may be considered typical for the industry and, thus, its liabilities are not as sensitive to changes in interest rates. On December 31, 1998, the Company had a positive cumulative one-year gap position of $76.7 million, indicating that while $350.9 million in assets were repricing, only $274.2 million in liabilities would reprice in the same time frame.

       The following table reflects the Company's interest rate gap position at December 31, 1998 based upon repricing dates rather than maturity dates. This table represents a static point in time and does not consider other variables such as changing relationships or interest rate levels.

                                    -----------------------------------------------------------------------
                                                            Expected Maturity Date
                                    -----------------------------------------------------------------------
                                         1999                2000             2001             2002
                                         ----                ----             ----             ----

                                                            (Dollars in Thousands)
INTEREST-EARNING ASSETS:
  Loans, net of allowance for
    loan losses...................    $       300,323     $      66,221    $      47,731    $     24,329
    Average interest rate.........               8.81%             9.44%            9.25%           9.05%
  Investment securities...........    $        26,299     $       1,948    $         830    $        759
    Average interest rate.........               5.56%             4.83%            5.37%           4.60%
  Federal funds sold..............    $        24,300                --               --              --
    Average interest rate.........              4.75%                --               --              --
                                      --------------      -------------    -------------    ------------

  Total interest-earning
    Assets........................    $      350,922      $      68,169    $      48,561    $     25,088
                                      --------------      -------------    -------------    ------------

INTEREST-BEARING LIABILITIES(1):
  Savings and time deposits.......    $      205,176      $      53,661    $      16,549    $      6,716
    Average interest rate.........              5.02%              4.79%            4.01%           3.51%

  Money market and
    Transaction accounts..........    $       34,984      $      19,578    $      19,578    $     14,756
    Average interest rate.........              1.86%              1.79%            1.79%           1.66%

  Debt and other borrowed
    money(2)......................    $       31,667      $          87    $          87    $        187
    Average interest rate.........              5.15%              5.94%            5.94%           7.04%

  Securities sold under
    agreement to repurchase.......    $        2,416      $          --    $          --    $         --
    Average interest rate.........              4.00%                --               --              --
                                      --------------      -------------    -------------    ------------

  Total interest-bearing
    liabilities...................    $      274,243      $      73,326   $       36,214    $     21,659
                                             =======       ============    =============     ===========

Interest sensitivity gap..........    $       76,679      $     (5,157)   $       12,347    $      3,429
                                              ======       ============    =============     ===========
Cumulative interest
  Sensitive gap...................    $       76,679      $      71,522   $       83,869    $     87,298
                                              ======       ============    =============     ===========
Interest sensitive gap to
  Total assets....................             13.49%             -0.91%            2.17%           0.60%
                                      ==============       ============    =============     ===========
Cumulative interest
  Sensitive gap to total assets...             13.49%             12.58%           14.75%          15.36%
                                      ==============       ============    =============     ===========

                                    --------------------------------------------------------------------
                                                           Expected Maturity Date
                                    --------------------------------------------------------------------
                                          2003          Thereafter         Total          Fair Value
                                          ----          ----------         -----          ----------

                                                           (Dollars in Thousands)
INTEREST-EARNING ASSETS:
  Loans, net of allowance for
    loan losses...................   $      12,118    $      15,939     $    466,661      $    467,522
    Average interest rate.........            8.67%            8.64%            8.95%
  Investment securities...........   $         103    $         408     $     30,347      $     30,347
    Average interest rate.........            4.69%            4.28%            5.47%
  Federal funds sold..............              --               --     $     24,300      $     24,300
    Average interest rate.........              --               --             4.75%
                                     -------------    -------------     ------------      ------------

  Total interest-earning
    Assets........................   $      12,221    $      16,347     $    521,308      $    522,169
                                     -------------    -------------     ------------      ------------

INTEREST-BEARING LIABILITIES(1):
  Savings and time deposits.......   $       5,689    $       9,512     $    297,303      $    294,227
    Average interest rate.........            2.75%            2.25%            4.76%

  Money market and
    Transaction accounts..........   $      14,756    $      21,174     $    124,826      $    112,175
    Average interest rate.........            1.66%            1.51%            1.73%

  Debt and other borrowed
    money(2)......................   $         219    $       4,380     $     36,627      $     36,610
    Average interest rate.........            7.15%            6.97%            5.19%

  Securities sold under
    agreement to repurchase.......   $          --    $          --     $      2,416      $      2,416
    Average interest rate.........              --               --             4.00%
                                     -------------    -------------     ------------      ------------

  Total interest-bearing
    liabilities...................   $      20,664    $      35,066     $    461,172      $    450,228
                                      ============     ============      ===========       ===========

Interest sensitivity gap..........   $     (8,443)    $    (18,719)     $     60,136      $     71,941
                                      ============     ============      ===========       ===========
Cumulative interest
  Sensitive gap...................   $      78,855    $      60,136     $     60,136      $     71,941
                                      ============     ============      ===========       ===========
Interest sensitive gap to
  Total assets....................           -1.49%           -3.29%           10.58%            12.65%
                                      ============     =============     ===========       ===========
Cumulative interest
  Sensitive gap to total assets...           13.87%           10.58%           10.58%            12.65%
                                      ============     =============     ===========       ===========

(1) The Company has presented substantial balances of deposits as non-rate sensitive and/or not repricing within one year.

(2)    For further information regarding fair value of debt instruments, see
       Note 18 of Notes to Consolidated Financial Statements. Accounts also include a note payable to a related party. See Note 5 of Notes to Consolidated Financial Statements.

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

EFFECT OF NEW ACCOUNTING STANDARDS

       In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a complete set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods for comparative purposes is required. Adoption of this new standard did not have a material effect on the Company's financial condition or the results of its operations. The Company adopted SFAS No. 130 on January 1, 1998.

       In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting by public companies of operating segments in annual financial statements and requires that those enterprises also report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The disclosure impact of SFAS No. 131 is described in Note 20 of the Consolidated Financial Statements. The Company adopted SFAS No. 131 on December 31, 1998.

       During February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Restatement of disclosures for earlier periods for comparative purposes is required. The disclosure impact of SFAS No. 132 is described in Note 11 of the financial statements. The Company adopted SFAS No. 132 on December 31, 1998.

       In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

       SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998).

       The Company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of its adoption of SFAS No. 133. However, the statement could increase volatility in earnings and other comprehensive income.

       The FASB has issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." The statement requires that an entity engaged in mortgage banking activities classify any resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. The statement is effective for 1999 for the Company; however, management does not expect this pronouncement to have a significant impact on the Company's financial position.

YEAR 2000

       The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000 and thereafter. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions and/or invoices or engage in similar normal business activities.

       The Company has been actively involved in Year 2000 ("Y2K") issues and has assessed its state of readiness by evaluating its information technology ("IT") and non-IT systems. IT systems commonly include data processing, accounting, telephone/PBX systems, etc. Examples of non-IT systems are alarm systems, fax machines and other miscellaneous systems.

       With respect to its mission critical IT systems, the Company estimates that its Y2K identification, assessment, remediation and testing efforts are substantially complete. Test results have been reviewed by the Company's internal auditing coordinator in conjunction with financial industry consultants. During 1999, further testing will be carried out in order to ensure that all systems are working properly. The Company has assessed its Y2K status in regard to non-IT systems and has determined that no material risk exists.

       The Company has also verbally communicated with its significant vendors in order to determine the extent to which interfaces with such entities are vulnerable to Y2K issues and whether the products and services purchased from such entities are Y2K compliant. The Company has received either verbal or written assurance from these vendors that they expect to address all their significant Y2K issues on a timely basis. Further, the Company has conducted telephonic Y2K evaluations with significant depositors and/or borrowers and has evaluated the responses as part of its Y2K assessment. With respect to significant depositors, the Company does not anticipate any material Y2K issues. The Company has assessed the results of its evaluation regarding significant borrowers and such results are reflected in its allowance for loan losses for the year ended December 31, 1998. The Company also began in June 1998 incorporating the Y2K issue in its underwriting process as it relates to significant borrowers, and has begun communicating the Y2K issue to its checking account base via statement fliers. Further, the Company has been conducting Y2K awareness seminars with its customer base beginning in January 1999.

       The Company believes that the cost of its Y2K identification, assessment, remediation and testing efforts will not exceed $200,000 in terms of incremental cash outflows. The Company spent approximately $150,000 as of March 26, 1999 and expects to spend an additional $50,000 on such efforts. The source of these funds can be provided from cash flows from operations of the Company.

       The Company anticipates that the most likely worst case scenario will be a combination of several borrowers experiencing short term Y2K cash flow problems and a pre-Y2K increased cash demand from its overall customer base. The Company does not consider a computer system failure as likely because of the extensive pre-Y2K preparation by the Company. The other commonly discussed failure is a collapse of the power grid, which the Company considers unlikely in view of the reports made by the various power companies in the newspapers with respect to their Y2K readiness.

       If the Company has borrowers that experience Y2K cash flow problems, they will be dealt with in the same routine manner in which normal cash flow interruptions by borrowers are handled; however, the Company does not anticipate any material Y2K failure of borrowers due to the Company's ongoing review process. Any Y2K increase in cash demand will be funded by the Company's normal currency ordering procedures.

       The Company's Y2K coordinator will continue to review the status of the Company's Y2K readiness and report his findings to the Board of Directors.

Report of Independent Accountants


To the Board of Directors
Greene County Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                                 PricewaterhouseCoopers LLP


Knoxville, Tennessee
January 29, 1999

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997



                                                           1998               1997
ASSETS

Cash and due from banks                                $ 19,591,814       $ 20,687,367
Securities available-for-sale (Note 3)                   26,726,813         33,851,953
Securities held-to-maturity - approximate
   market value of $3,619,748 and $7,637,774 in
   1998 and 1997, respectively (Note 3)                   3,619,992          7,627,126
Federal funds sold                                       24,300,000          5,500,000
Loans, net (Notes 4 and 5)                              466,661,145        441,389,766
Premises and equipment, net (Note 6)                     11,715,143          9,803,199
Accrued interest receivable                               3,901,795          4,377,481
Deferred income taxes (Note 12)                           2,648,178          2,447,858
Cash surrender value of life insurance contracts          4,136,062          3,904,675
Other assets                                              4,878,583          4,512,276
                                                       ------------       ------------
Total assets                                           $568,179,525       $534,101,701
                                                       ============       ============






The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY


Deposits (Note 7):
   Noninterest bearing demand deposits                                   $ 37,053,958       $ 35,708,317
   Interest bearing accounts:
      NOW                                                                  12,883,063         81,936,674
      Money market transaction                                            111,966,713         30,228,480
      Savings                                                              47,526,285         46,800,738
      Certificates of deposit $100,000 and over                            52,022,269         61,002,308
      Other certificates of deposit                                       197,731,072        206,052,041
                                                                         ------------       ------------
         Total deposits                                                   459,183,360        461,728,558
                                                                         ------------       ------------

Federal funds purchased                                                     4,800,000                  -
Securities sold under agreements to repurchase                              2,416,000          1,414,000
Accrued interest and other liabilities                                      9,767,259          5,359,563
Related party notes payable (Note 5)                                        2,511,418          2,561,418
Long-term debt (Note 8)                                                    34,115,690         12,925,302
                                                                         ------------       ------------

         Total liabilities                                                512,793,727        483,988,841
                                                                         ------------       ------------

Commitments and contingencies (Notes 9, 11, 13, 14 and 17)


Shareholders' equity (Note 10):
   Common stock, par value $10, authorized 5,000,000
      shares; issued and outstanding 1,357,198 and 1,354,500
      shares in 1998 and 1997, respectively                                13,571,980         13,545,000

   Paid-in capital                                                          4,172,180          4,052,656
   Retained earnings                                                       37,421,151         32,332,574
   Accumulated other comprehensive income, net of income tax
      expense of $57,820 and $60,469 in 1998 and 1997,respectively            220,487            182,630
                                                                         ------------       ------------


      Total shareholders' equity                                           55,385,798         50,112,860
                                                                         ------------       ------------


                                                                         $568,179,525       $534,101,701
                                                                         ============       ============




The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
Consolidated Statements of Income
Years ended December 31, 1998, 1997 and 1996


                                                                            1998                1997                1996
Interest income:
   Loans                                                                 $47,820,872         $46,004,376          $35,385,103
   Securities available-for-sale                                           1,684,453           2,342,170            3,111,304
   Securities held-to-maturity                                               462,791             529,172              510,993
   Federal funds sold                                                        824,340             129,080              513,326
                                                                         -----------         -----------          -----------
         Total interest income                                            50,792,456          49,004,798           39,520,726

Interest expense:
   Deposit accounts                                                       17,825,503          17,877,949           15,177,803
   Securities sold under agreements to repurchase                            115,784             236,553              227,613
   Related party notes payable                                               197,557             249,829              160,718
   Long-term debt                                                            433,304             779,601              258,386
                                                                         -----------         -----------          -----------
         Total interest expense                                           18,572,148          19,143,932           15,824,520
                                                                         -----------         -----------          -----------
         Net interest income                                              32,220,308          29,860,866           23,696,206
Provision for loan losses                                                 (3,417,010)         (5,953,205)          (2,973,193)
                                                                         -----------         -----------          -----------
Net interest income after provision for loan losses                       28,803,298          23,907,661           20,723,013

Noninterest income:
   Service charges, commissions and fees                                   3,742,053           3,168,699            2,593,594
   Net realized gains on calls of available-for-sale securities                 -                  1,982                 -
   Gain on sale of branch                                                       -                191,261                 -
   Other income                                                              813,436             559,174              817,186
                                                                         -----------         -----------          -----------
         Total noninterest income                                          4,555,489           3,921,116            3,410,780
                                                                         -----------         -----------          -----------

Noninterest expense:
   Salaries and benefits                                                  11,458,768           9,525,202            7,893,635
   Occupancy expenses                                                      1,413,988           1,219,125            1,057,418
   Furniture and equipment expense                                         1,373,130           1,354,745            1,315,721
   (Gain) loss on other real estate owned                                     (5,310)              6,053             (240,252)
   Net realized losses on sales of available-for-sale securities                -                   -                   3,488
   Federal insurance premiums                                                 65,414              54,989                6,187
   Other expenses                                                          6,155,972           4,848,725            4,763,713
                                                                         -----------         -----------          -----------
         Total noninterest expense                                        20,461,962          17,008,839           14,799,910
                                                                         -----------         -----------          -----------
Income before income taxes                                                12,896,825          10,819,938            9,333,883
Income tax expense:
   State                                                                     604,699             670,691              515,065
   Federal                                                                 4,085,707           3,319,073            2,855,556
                                                                         -----------         -----------          -----------
         Total income tax expense                                          4,690,406           3,989,764            3,370,621
                                                                         -----------         -----------          -----------
         Net income                                                      $ 8,206,419         $ 6,830,174          $ 5,963,262
                                                                         ===========         ===========          ===========

Per share of common stock:
   Net income, basic                                                     $      6.05         $      5.04          $      4.43
                                                                         ===========         ===========          ===========

   Net income, assuming dilution                                         $      6.02         $      5.03          $      4.43
                                                                         ===========         ===========          ===========




The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                     1998               1997              1996

Net income                                       $ 8,206,419        $ 6,830,174       $ 5,963,262

Other comprehensive income, net of tax:
Tax benefit from exercise of stock options            43,344                  -            82,804
Unrealized gains (losses) on securities               (5,487)           155,289          (291,923)
                                                 -----------        -----------       -----------

Other comprehensive income                            37,857            155,289          (209,119)
                                                 -----------        -----------       -----------

Comprehensive income                             $ 8,244,276        $ 6,985,463       $ 5,754,143
                                                 ===========        ===========       ===========




The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                                                ACCUMULATED
                                                                                                   OTHER
                                                COMMON        PAID-IN            RETAINED      COMPREHENSIVE
                                                 STOCK        CAPITAL            EARNINGS          INCOME           TOTAL
                                                 -----        -------            --------          ------           -----
December 31, 1995                           $  4,424,440   $  2,914,724        $ 33,498,636    $    236,460    $ 41,074,260
  Net income                                           -              -           5,963,262               -       5,963,262
  Other comprehensive loss, net of tax
   Unrealized loss on securities                       -              -                   -        (291,923)       (291,923)
   Tax benefit from exercise of nonincentive           -              -                   -          82,804          82,804
     stock options
  Dividends paid ($1.72 per share)                     -              -          (2,328,858)              -      (2,328,858)
  Issuance of 27,123 shares                       90,410      1,135,381                   -               -       1,225,791
                                            ------------   ------------        ------------    ------------    ------------
December 31, 1996                              4,514,850      4,050,105          37,133,040          27,341      45,725,336
   Net income                                          -                          6,830,174               -       6,830,174
   Other comprehensive income, net of tax
    Unrealized gain on securities                      -              -                   -         155,289         155,289
   Dividends paid ($1.92 per share)                    -              -          (2,600,640)              -      (2,600,640)
   Issuance of 45 shares                             150          2,551                   -               -           2,701
   Three-for-one stock split                   9,030,000              -          (9,030,000)              -               -
                                            ------------   ------------        ------------    ------------    ------------


December 31, 1997                             13,545,000      4,052,656          32,332,574         182,630      50,112,860
   Net income                                          -              -           8,206,419               -       8,206,419
   Other comprehensive loss, net of tax
     Unrealized loss on securities                     -              -                   -          (5,487)         (5,487)
      Tax benefit from exercise of
        nonincentive stock options                     -              -                   -          43,344          43,344
   Dividends paid ($2.30 per share)                    -              -          (3,117,842)              -      (3,117,842)
   Issuance of 2,698 shares                       26,980        119,524                   -               -         146,504
                                            ------------   ------------        ------------    ------------    ------------

December 31, 1998                           $ 13,571,980   $  4,172,180        $ 37,421,151    $    220,487    $ 55,385,798
                                            ============   ============        ============    ============    ============





The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                                1998                1997                1996
Net cash provided by operating activities:
   Net income                                                              $  8,206,419        $  6,830,174        $  5,963,262
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Provision for loan losses                                               3,417,010           5,953,205           2,973,193
      Provision for depreciation and amortization                               993,523           1,146,564           1,096,120
      Amortization of investment security premiums, net of accretion            314,599             420,829             515,996
      Net realized (gains) losses on available-for-sale securities                    -              (1,982)              3,488
      Gain on sale of fixed assets                                               (5,030)                  -                   -
      (Gain) loss on other real estate owned                                     (5,310)              6,053            (240,252)
      Gain on sale of branch                                                          -            (191,261)                  -
      Deferred income tax benefit                                              (200,320)           (573,157)           (677,653)
      Increase in cash surrender value of life insurance contracts             (231,387)           (154,003)           (170,472)
      Change in accrued income and other assets                                 437,319          (1,033,423)          1,238,459
      Change in accrued interest and other liabilities                        4,929,375             555,121          (1,047,045)
                                                                          -------------        ------------        ------------


Net cash provided by operating activities                                    17,856,198          12,958,120           9,655,096
                                                                          -------------        ------------        ------------

Cash flows from investing activities:
   Acquisition of bank, net of acquired cash                                          -                   -           1,022,043
   Purchases of available-for-sale securities                                (1,950,832)           (578,184)        (14,766,578)
   Proceeds from sales of available-for-sale securities                               -                   -           2,000,000
   Proceeds from maturities of available-for-sale securities                  8,770,371           9,510,288          36,488,422
   Purchases of securities held-to-maturity                                     (75,000)                  -          (6,815,907)
   Proceeds from maturities of securities held-to-maturity                    4,065,000           1,800,000           6,748,835
   Net originations of loans                                                (30,247,073)        (66,708,497)        (76,092,935)
   Proceeds from sales of other real estate owned                               544,369             347,370             337,605
   Proceeds from sale of fixed assets                                            34,267                   -                   -
   Fixed asset additions                                                     (2,718,705)         (1,048,526)         (1,845,545)
   Decrease (increase) in federal funds sold                                (18,800,000)         (5,500,000)         23,800,000
Cash transferred in sale of branch                                                    -            (988,302)                  -
                                                                          -------------        ------------        ------------

         Net cash used by investing activities                              (40,377,603)        (63,165,851)        (29,124,060)
                                                                          -------------        ------------        ------------



The accompanying notes are an integral part of these consolidated financial statements.

                                   (continued)

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                   1998                1997                1996
Cash flows from financing activities:
 Net increase in demand deposits, NOW, money
     market and savings accounts                                                14,755,810           5,259,522          11,056,917
  Net increase (decrease) in certificates of deposit                           (17,301,008)         49,078,207           9,708,911
  Increase in federal funds purchased                                            4,800,000                   -                   -
  Increase (decrease) in securities sold under agreements to repurchase          1,002,000          (1,858,000)         (1,512,000)
  Payments on related party notes payable                                          (50,000)            (50,000)            (50,000)
  Payments on long-term debt                                                    (2,309,612)        (19,769,657)        (19,781,151)
  Borrowings of long-term debt                                                  23,500,000          19,500,637          29,500,000
  Proceeds from issuance and sale of common stock                                  146,504               2,701             484,366
  Cash dividends paid                                                           (3,117,842)         (2,600,640)         (2,328,858)
                                                                              ------------        ------------        ------------

  Net cash provided by financing activities                                     21,425,852          49,562,770          27,078,185
                                                                              ------------        ------------        ------------

Net increase (decrease) in cash and cash equivalents                            (1,095,553)           (644,961)          7,609,221

Cash and cash equivalents at beginning of year                                  20,687,367          21,332,328          13,723,107
                                                                              ------------        ------------        ------------

                                                                              $ 19,591,814        $ 20,687,367        $ 21,332,328
                                                                              ============        ============        ============



  The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            The accounting policies of Greene County Bancshares, Inc. (the Corporation) and subsidiary conform to generally accepted accounting principles and to general practices of the banking industry. The following is a summary of the more significant policies. Certain reclassifications have been made in the 1997 and 1996 consolidated financial statements and accompanying notes to conform with the 1998 presentation.

            PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Greene County Bancshares, Inc. and its wholly-owned subsidiary, Greene County Bank (the Bank). The Corporation's other wholly-owned subsidiary, Premier Bank of East Tennessee, combined with the Bank in October 1998. Superior Financial Services, Inc. and GCB Acceptance Corp., Inc., consumer finance companies, are wholly owned subsidiaries of Greene County Bank. Superior Mortgage, Inc., a mortgage company and Fairway Title Co., Inc., a title company, are also wholly owned subsidiaries of Greene County Bank. All material intercompany balances and transactions have been eliminated in consolidation.

            CASH AND DUE FROM BANKS - For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in the process of collection and amounts due from banks with a maturity of less than three months.

            The Bank is required to maintain certain daily reserve balances on hand in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements was approximately $1,197,000 and $6,331,000 for the years ended December 31, 1998 and 1997, respectively.

            INVESTMENT SECURITIES - Investments in certain debt and equity securities are classified as either Held- to-Maturity (reported at amortized cost), Trading (reported at fair value with unrealized gains and losses included in earnings), or Available-for-Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of comprehensive income).

            Premiums and discounts on investment securities are recognized in interest income on a method which approximates the level yield method over the period to maturity.

            Gains and losses from sales of investment securities are recognized at the time of sale based upon specific identification of the security sold.

            LOANS - Loans are stated at principal amounts outstanding, reduced by unearned income and an allowance for loan losses.

            Interest income on installment loans is recognized in a manner that approximates the level yield method when related to the principal amount outstanding. Interest on other loans is calculated using the simple interest method on the principal amount outstanding.

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

            Management assesses the adequacy of the allowance for loan losses by considering a combination of regulatory and credit risk criteria. The entire loan portfolio is graded and potential loss factors are assigned accordingly. The potential loss factors for impaired loans are assigned based on regulatory guidelines. The regulatory criteria are set forth in the Interagency Policy Statement on the Allowance for Loan and Lease Losses. The potential loss factors associated with unimpaired loans are based on historical net loss experience and management's review of trends within the portfolio and related industries. Generally, all loans within the portfolio are assigned a level of risk at inception. Thereafter, loans are reviewed on an ongoing basis, with commercial loans receiving more frequent review. The review includes loan payment and collateral status, borrowers' financial data and borrowers' internal operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant change can result in an increase or decrease in the loan's assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis. Any changes of risk grades for consumer loans are usually based solely upon payment performance.

            Generally, the Bank maintains only a general loan loss allowance. This allowance is increased or decreased based upon management's assessment of the overall risk of its loan portfolio. Occasionally, a portion of the allowance may be allocated to a specific loan to reflect unusual circumstances associated with that loan.

            Management reviews certain key indicators on a monthly basis as well as year-end loss results. This review process provides a degree of objective measurement that is used in conjunction with periodic internal evaluations. To the extent that this process yields differences between estimated and actual observed losses, adjustments are made to provisions and/or the level of the allowance.

            Increases and decreases in the allowance for loan losses due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

            The Bank uses several factors in determining if a loan is impaired under Statement of Financial Accounting Standards (SFAS) No. 114. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment and collateral status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant changes. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

            At December 31, 1998 and 1997, the recorded investment in loans for which impairment has been recognized was approximately $7,345,000 and $2,570,000, respectively, and these loans had a corresponding valuation allowance of $1,079,000 and $358,000, respectively. The impaired loans at December 31, 1998 and 1997, were measured for impairment using the fair value of the collateral as all of these loans were collateral dependent. For the years ended December 31, 1998 and 1997, the average recorded investment in impaired loans was approximately $4,961,000 and $5,100,000, respectively. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

            Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

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

            PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization computed principally on the straight-line method based on the estimated useful lives of the respective assets. Leasehold improvements are stated at cost adjusted for accumulated amortization computed on a straight-line method over the shorter of the estimated useful life of the assets or the term of the lease.

            OTHER REAL ESTATE OWNED - Other real estate owned represents real estate acquired through foreclosure or repossession and is initially recorded at the lower of cost (principal balance and any accrued interest of the former loan plus costs of obtaining title and possession) or fair value minus estimated costs to sell. Initial writedowns are charged against the allowance for loan losses. Initial costs relating to the development and improvement of

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

            the property are capitalized and considered in determining the fair value of the property, whereas those costs relating to holding the property are expensed. Valuations are periodically performed by management and if the carrying value of a property exceeds its net realizable value, the property is written down by a charge against income.

            OTHER ASSETS - Included in other assets are core deposit intangibles and goodwill which arose from the acquisition of Premier Bancshares in 1996. Management periodically evaluates the net realizability of the carrying amount of such assets. These assets will be amortized on a straight-line basis over their estimated useful lives of ten years.


            INCOME TAXES - The Corporation files a consolidated federal income tax return.

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

            RETIREMENT BENEFITS - The Corporation has established two defined contribution plans, the cost of which is charged to current operations. Additionally, the Corporation has established certain supplemental deferred compensation plans which are funded through insurance policies as described in Note 11.

            STOCK-BASED COMPENSATION - On January 1, 1996, the Corporation adopted Statement of Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). As permitted by SFAS 123, the Corporation has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plans. The pro forma disclosures of the impact of SFAS 123 is described in Note 10 of the financial statements.

            NET INCOME PER SHARE OF COMMON STOCK - The Corporation follows Statement of Financial Accounting Standards No. 128, Earnings Per Share, which requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

            Accounting Standards No. 130, Reporting of Comprehensive Income, which establishes (revenues, expenses, gains and losses) in a complete set of financial statements. This standards for reporting and display of comprehensive income and its components statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods for comparative purposes is required. Adoption of this new standard did not have a material effect on the Corporation's financial condition or the results of its operations.

            SEGMENT REPORTING - On December 31, 1998, the Corporation adopted Statement of Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting by public companies of operating segments in annual financial statements and requires that those enterprises also report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. The segment disclosures of SFAS 131 are described in Note 20 of the financial statements.

            DEFERRED COMPENSATION - On December 31, 1998, the Corporation adopted Statement of Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Restatement of disclosures for earlier periods for comparative purposes is required. The disclosure impact of SFAS 132 is described in Note 11 of the financial statements.

            STOCK SPLIT - On September 5, 1997, the Corporation announced a 3-for-1 stock split effected in the form of a 200% stock dividend, payable on October 3, 1997, to shareholders of record as of September 19, 1997. All references to the outstanding number of shares and earnings/dividends per share have been restated to reflect the split.

            SIGNIFICANT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimate impacting the financial statements of the Corporation is the allowance for loan losses. Actual results could differ from these estimates.

2.          ACQUISITION:


            On January 1, 1996, the Corporation acquired 100% of the stock of Premier Bancshares, Inc. (Premier), a one-bank holding company for Premier Bank of East Tennessee, Niota, Tennessee (Premier Bank). As of the acquisition date, Premier had assets of approximately $24.2 million, deposits of approximately $22.0 million, debt and other liabilities of approximately $.5 million, and capital of approximately $1.7 million. The purchase price of Premier was $3,140,000, consisting of cash of $708,582 and the Corporation's promissory notes to the sellers in the aggregate principal amount of $2,431,418, plus $230,000 for noncompete agreements with the sellers. The transaction was accounted for as a purchase, resulting in the recording of a core deposit intangible of approximately $1.1 million, goodwill of approximately $1.3 million, and an increase to deferred tax and other liabilities of approximately $.4 million. Amortization of the intangibles was approximately $216,000 in 1998 and 1997, respectively. Prior to March assets other than the stock of Premier Bank. This transaction resulted in the Corporation owning 100% of the stock of Premier Bank. On October 16, 1998, the Corporation consolidated the operations of Premier Bank into the operations of the Bank. As a result, Premier Bank is no longer an active entity.

3.          SECURITIES:

            At December 31, 1998 and 1997, securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate market values at December 31, 1998 and 1997, were as follows:

1998
----                                           GROSS                GROSS                GROSS             APPROXIMATE
                                             AMORTIZED           UNREALIZED           UNREALIZED              MARKET
                                                COST                GAINS               LOSSES                VALUE
Available-for-sale:
 U.S. treasury securities and
  obligations of U.S. government
  corporations and agencies                 $22,286,787          $   247,880          $   114,194          $22,420,473
 Obligations of state and political
  subdivisions                                1,094,267               18,473                    -            1,112,740
Federal Home Loan Bank stock                  3,193,600                    -                    -            3,193,600
                                            -----------          -----------          -----------          -----------
                                            $26,574,654          $   266,353          $   114,194          $26,726,813
                                            ===========          ===========          ===========          ===========
Held-to-maturity:
 Obligations of state and political
  subdivisions                              $ 3,619,992          $    59,143          $    59,387          $ 3,619,748
                                            ===========          ===========          ===========          ===========



1997
----                                           GROSS                  GROSS              GROSS             APPROXIMATE
                                             AMORTIZED             UNREALIZED         UNREALIZED              MARKET
                                                COST                  GAINS             LOSSES                VALUE
Available-for-sale:
 U.S. treasury securities and
  obligations of U.S. government
  corporations and agencies                $30,132,241           $   317,549          $   165,945          $30,283,845
 Obligations of state and political
  subdivisions                               1,144,316                 9,541                  849            1,153,008
 Federal Home Loan Bank stock                2,415,100                     -                    -            2,415,100
                                           -----------           -----------          -----------          -----------
                                           $33,691,657           $   327,090          $   166,794          $33,851,953
                                           ===========           ===========          ===========          ===========

Held-to-maturity:
Obligations of state and political
subsivisions                               $ 7,627,126           $    43,507          $    32,859          $ 7,637,774
                                           ===========           ===========          ===========          ===========

            Interest income from securities for the years ended December 31, 1998, 1997 and 1996, consist of:



                                                 1998                1997                1996
U.S. treasury securities                      $  139,297          $  165,720          $  421,236
Obligations of other U.S. government
  corporations and agencies                    1,545,155           2,105,423           2,622,980
Obligations of states and political
  subdivisions                                   282,161             387,097             479,174
Other securities                                 180,631             213,102              98,907
                                              ----------          ----------          ----------
                                              $2,147,244          $2,871,342          $3,622,297
                                              ==========          ==========          ==========


            Gross realized gains and losses on all sales of securities for the years ended December 31, 1998, 1997 and 1996, are as follows:


                               1998      1997          1996
Gross realized gains:
  Available-for-sale         $     -   $ 1,982       $    -
                             =======   =======       ======

Gross realized losses:
  Available-for-sale         $     -   $     -       $3,488
                             =======   =======       ======


            Debt securities at December 31, 1998, will mature on the following schedule:


                                                   AVAILABLE-FOR-SALE                  HELD-TO-MATURITY
                                                   ------------------                  ----------------
                                                               APPROXIMATE                         APPROXIMATE
                                                  BOOK            MARKET            BOOK              MARKET
                                                 VALUE            VALUE            VALUE              VALUE
Due in one year or less                      $ 7,174,242       $ 7,185,293       $   395,326       $   397,601
Due after one year through five years          1,991,375         2,022,623         2,824,666         2,881,534
Due after five years through ten years         5,816,366         5,860,695                 -                 -
Due after ten years                           11,592,671        11,658,202           400,000           340,613
                                             -----------       -----------       -----------       -----------
                                             $26,574,654       $26,726,813       $ 3,619,992       $ 3,619,748
                                             ===========       ===========       ===========       ===========

            Investment securities with book and market values of $8,238,621 and $8,256,203 at December 31, 1998, respectively and $4,918,255 and $4,953,389 at December 31, 1997, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

4.    LOANS:

            Major classifications of loans at December 31, 1998 and 1997, are summarized as follows:

                                      1998                 1997
Commercial                      $ 121,294,075        $ 108,985,440
Commercial real estate            115,203,849          125,357,908
Mortgage installment              153,159,913          146,226,882
Installment consumer               80,147,158           72,751,994
Other loans                        17,102,345            3,154,342
                                -------------        -------------
                                  486,907,340          456,476,566
Less:

  Unearned income                  (9,993,687)          (5,932,977)
  Allowance for loan losses       (10,252,508)          (9,153,823)
                                -------------        -------------
                                $ 466,661,145        $ 441,389,766
                                =============        =============

            At December 31, 1998 and 1997, loans on which the accrual of interest had been discontinued totaled $4,159,303 and $2,264,634, respectively. Unrecorded interest income on these loans aggregated approximately $260,554, $112,300 and $169,100 for 1998, 1997 and
            1996, respectively.

            Loans-in-process at December 31, 1998 and 1997 totaled $13,302,325 and $921,754, respectively.

            A summary of activity in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996, was as follows:


                                               1998                 1997                1996
Balance at beginning of year              $  9,153,823        $  7,330,676        $  4,654,234
Balances acquired in acquisition of
  Premier Bank                                       -                   -             440,000
Provision for loan losses                    3,417,010           5,953,205           2,973,193
Recoveries                                     915,893           1,012,092             888,249
                                          ------------        ------------        ------------
                                            13,486,726          14,295,973           8,955,676
Loans charged to allowance                  (3,234,218)         (5,142,150)         (1,625,000)
                                          ------------        ------------        ------------
                                          $ 10,252,508        $  9,153,823        $  7,330,676
                                          ============        ============        ============

5.          RELATED PARTY TRANSACTIONS:


            Certain officers, employees and directors and/or companies in which they have ten percent or more beneficial ownership were indebted to the Bank as indicated below. In the opinion of management, all such loans were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and did not involve more than the normal risk of collectibility.

Balance, December 31, 1996        $ 11,388,251
  Additions                          2,711,499
  Reductions                        (3,849,713)
                                  ------------

Balance, December 31, 1997          10,250,037
  Additions                          1,841,500
  Reductions                        (1,820,008)
                                  ------------

Balances, December 31, 1998       $ 10,271,529
                                  ============

            In addition to the above, the Bank provides financing for purchasers of automotive and other transportation equipment from dealerships in which a director has more than a ten percent beneficial interest. Loans originated through these dealerships aggregated $1,739,085 during 1998 and $1,583,653 for 1997. Such financing is represented by installment notes that are the obligations of the purchasers and are primarily collateralized by the equipment. Some of these notes, totaling $65,198 and $8,868 at December 31, 1998 and 1997, respectively, are secondarily collateralized by dealer finance reserves and also provide for recourse against the dealerships to further protect the Banks against potential losses.

            As described in Note 2, the acquisition of Premier Bank generated promissory notes to the sellers and noncompete agreements with the sellers, a related party. These notes can be summarized as follows at December 31, 1998:


Noncompete agreement, payable in yearly principal
 installments through January 2000                        $   80,000

8% note, interest payments due quarterly, principal
 payments January 15, 2003 through January 15, 2008          231,418

8% note, interest payments due quarterly, principal
 payments January 15, 2002 through January 15, 2008        2,200,000
                                                          ----------

                                                          $2,511,418
                                                          ==========

5.          RELATED PARTY TRANSACTIONS, CONTINUED:


            Scheduled principal maturities of notes payable as of December 31, 1998, are:

          1999       $   40,000
          2000           40,000
          2001                -
          2002          100,000
          2003          131,418
   Thereafter         2,200,000
                     ----------

                     $2,511,418
                     ==========

6.    PREMISES AND EQUIPMENT:

            Premises and equipment at December 31, 1998 and 1997, was comprised of the following:


                                                          1998               1997
Land                                                $  1,892,120        $  1,763,220
Banking quarters                                       7,720,215           6,951,635
Leasehold improvements                                 1,515,708           1,195,989
Furniture and fixtures                                 6,061,456           5,356,170
Construction in progress                                 899,082             117,352
Automobiles                                              361,257             378,996
                                                    ------------        ------------
                                                      18,449,838          15,763,362
Less accumulated depreciation and amortization        (6,734,695)         (5,960,163)
                                                    ------------        ------------
                                                    $ 11,715,143        $  9,803,199
                                                    ============        ============

7.    DEPOSITS:

            The components of interest expense on deposits for the years ended December 31, 1998, 1997 and 1996, were:


                                                     1998              1997             1996
Interest bearing accounts:
  NOW                                           $ 1,054,950       $ 1,556,528       $ 1,400,414
  Money market transaction                        1,584,073         1,132,337           950,906
  Savings                                         1,210,700         1,241,428         1,185,304
  Certificates of deposit $100,000 and over       3,070,421         3,093,701         2,080,723
  Other certificates of deposit                  10,905,359        10,853,955         9,560,456
                                                -----------       -----------       -----------
                                                $17,825,503       $17,877,949       $15,177,803
                                                ===========       ===========       ===========

            During the year ended December 31, 1998, the Bank purchased software that allowed the Bank to re-class deposits held in the NOW accounts to the Money Market transaction account. The purpose of transferring funds from the NOW account to the Money Market transaction account is to reduce or eliminate the Bank's reserve requirement at the Federal Reserve. The Bank transferred approximately $74,000,000 to the Money Market transaction account in 1998.

8.          LONG-TERM DEBT:

            The Bank has long-term debt arrangements with the Federal Home Loan Bank of Cincinnati (FHLB) to provide funding for the origination of fixed rate mortgages. This debt is collateralized by the Bank's blanket pledge of mortgage loans aggregating approximately $88,710,000 and stock of the Federal Home Loan Bank.

            Long-term debt at December 31, 1998 and 1997, was summarized as follows:

                                                          1998              1997
5.82% note, repaid February 15, 1998                 $         -       $ 4,000,000
5.88% note, repaid May 20, 1998                                -         4,000,000
5.81% note, repaid December 2, 1998                            -         2,000,000
5.65% note, payable in monthly installments of
  $21,854 through July 1, 2003                         1,039,901         1,253,257
6.35% note, payable in monthly installments of
  $7,368 through September 1, 2013                       842,357           878,824
6.10% note, payable in monthly installments of
  $8,493 through July 1, 2008                            733,432           793,221
4.38% note, interest payments due monthly,
  principal due November 18, 2008                      2,500,000                 -
4.74% note, interest payments due monthly,
  principal due November 20, 2008                      3,000,000                 -
4.64% note, interest payments due monthly,
  principal due December 11, 2003                      2,000,000                 -
4.56% note, interest payments due monthly,
  principal due December 8, 2008                       2,000,000                 -
4.23% note, interest payments due monthly,
  principal due December 15, 2008                      2,000,000                 -
5.50% note, interest payments due monthly,
  principal due January 4, 1999                       20,000,000                 -
                                                     -----------       -----------

                                                     $34,115,690       $12,925,302
                                                     ===========       ===========

            Scheduled principal maturities of long-term debt outstanding as of December 31, 1998, are:

       1,999      $20,303,605
       2,000          321,755
       2,001          340,993
       2,002          361,383
       2,003        2,249,693
 Thereafter        10,538,261
                  -----------

                  $34,115,690
                  ===========

            At December 31, 1998, the Corporation maintained three unused federal funds lines of credit totaling $20,000,000 with interest at the federal funds buy rate at three correspondent banks. The Corporation also maintains an unused line of credit of $20,000,000 with the Federal Home Loan Bank of Cincinnati with the option of selecting a variable rate of interest for up to 90 days. The line of credit will expire on September 5, 1999. The Bank also maintains a $25,000,000 letter of credit with the FHLB, which is used to pledge the Corporation's public deposits with the state collateral pool, at a quoted one-year variable interest rate which will expire December 16, 1999.

9.          LEASES:

            The Corporation leases certain banking facilities and equipment under long-term operating lease agreements, which generally contain renewal options for periods ranging from 5 to 30 years, and require the payment of certain additional costs (generally maintenance and insurance).

            Future minimum lease payments for these noncancelable operating leases, with a term in excess of one year, at December 31, 1998 for each of the years in the five year period ending December 31, 2001, and thereafter were as follows:

        1999       $169,074
        2000         61,491
        2001         15,138
        2002              -
        2003              -
  Thereafter              -
                   --------
                   $245,703
                   ========

            The total rental expense for operating leases was $396,982, $164,506 and $305,618 for the years ended December 31, 1998, 1997 and 1996, respectively.

10.         STOCK OPTIONS:

            On January 6, 1989, the Corporation established a stock option plan, whereby a certain key executive was granted options to purchase 300 shares per year of the Corporation's stock at one and one-half times book value at each year end. The number of options granted per year was increased to 600 as a result of a 1991 stock split, and 1,800 as a result of a 1997 stock split. The options are fully vested upon grant, expire ten years from the date of grant and are cancelled if the key executive voluntarily resigns his employment or is terminated for cause. Compensation expense recognized by the Corporation in connection with these options was $93,100, $82,800 and $30,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

            During 1993, the Corporation granted certain other key executives stock option awards to purchase shares of the Corporation's stock. Shares under this plan are to be awarded at market price at the date of grant. In 1998, 1997 and 1996, the Corporation granted additional stock options to certain key executives to purchase 6,000, 5,540 and 4,980 shares at $115, $100 and $71.67 per share, respectively. If a key executive is a ten percent or greater stockholder at the time of exercise, the option price is increased by ten percent. The options granted in 1993 and 1994 are nonincentive stock options and are fully vested. The options granted in 1995 and subsequent years are incentive stock options and vest at the rate of twenty percent per year and expire ten years from the date of grant.

            A summary of the status of the Corporation's Plans as of December 31, 1998, 1997 and 1996, and changes during the years ended on those dates is presented below:

1998                                         KEY EXECUTIVE             OTHER KEY EXECUTIVES                        TOTAL
----                                         -------------             --------------------                     -----------
                                                   WEIGHTED AVERAGE             WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                                      EXERCISE                      EXERCISE                      EXERCISE
                                       OPTIONS         PRICE        OPTIONS          PRICE         OPTIONS         PRICE
Outstanding at beginning of year         3,600       $  53.07        19,298        $  72.19        22,898        $  69.19
Granted                                  1,800          61.21         6,000          115.00         7,800          102.59
Exercised                                    -              -        (2,698)          54.30        (2,698)          54.30
Forfeited                                    -              -        (1,877)          80.63        (1,877)          80.63
                                       -------       --------       -------        --------       -------        --------
Outstanding at end of year               5,400       $  55.78        20,723        $  86.15        26,123        $  79.87
                                       =======       ========       =======        ========       =======        ========

Options exercisable at year end          5,400       $  55.78         7,785        $  68.19        13,185        $  63.11
                                       =======       ========       =======        ========       =======        ========

Fair value of each option
 granted during the year                     $ 51.50                       $ 17.42
                                             =======                       ========

1997
----

Outstanding at beginning of year         1,800       $  50.64        13,803        $  60.99        15,603        $  59.80
Granted                                  1,800          55.50         5,540          100.00         7,340           89.09
Exercised                                    -              -           (45)          60.00           (45)          60.00
                                       -------       --------       -------        --------       -------        --------
Outstanding at end of year               3,600       $  53.07        19,298        $  72.19        22,898        $  69.19
                                       =======       ========       =======        ========       =======        ========

Options exercisable at year end          3,600       $  53.07         7,434        $  55.63        11,034        $  54.79
                                       =======       ========       =======        ========       =======        ========

Fair value of each option
 granted during the year                     $ 46.99                       $ 19.20
                                             =======                       ========

     1996
     ----
                                           KEY EXECUTIVE       OTHER KEY EXECUTIVE         TOTAL
                                       --------------------   --------------------- ----------------------
                                               WEIGHTED-             WEIGHTED-              WEIGHTED-
                                               AVERAGE                AVERAGE                 AVERAGE
                                               EXERCISE               EXERCISE               EXERCISE
                                     OPTIONS    PRICE      OPTIONS     PRICE       OPTIONS     PRICE

Outstanding at beginning of year        11,244     $ 38.27     9,900       $ 54.44   21,144        $ 45.84
Granted                                  1,800       50.64     4,980         71.67    6,780          66.07
Exercised                              (11,244)      38.27    (1,077)        50.19  (12,321)         39.31
                                       -------     -------   -------       -------  -------        -------
Outstanding at end of year               1,800     $ 50.64    13,803       $ 60.99   15,603        $ 59.80
                                       =======     =======   =======       =======  =======        =======

Options exercisable at year end          1,800     $ 50.64     5,703       $ 52.21    7,503        $ 51.83
                                       =======     =======   =======       =======  =======        =======

Fair value of each option
granted during the year                        $26.72                $13.97
                                               ======                ======


            The following table summarizes information about the Plans' stock options at December 31, 1998:

                                        OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                        -------------------               -------------------
                                         NUMBER     WEIGHTED-AVERAGE     NUMBER           WEIGHTED
        RANGE OF                      OUTSTANDING      REMAINING       EXERCISABLE         AVERAGE
     EXERCISE PRICES                  AT 12/31/98  CONTRACTUAL LIFE    AT 12/31/98      EXERCISE PRICE

    *$50.64 - $61.21                            5,400       9.0           5,400            $  55.78
     $48.33 - $71.67                            9,969       7.0           6,136            $  58.44
    $100.00 - $115.00                          10,754       9.6           1,649            $ 106.99

*Compensation for the key executive.

            Had compensation cost for the Corporation's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                   1998                       1997                         1996
                        -------------------------    ------------------------    -------------------------
                            AS                           AS                           AS
                         REPORTED      PRO FORMA      REPORTED     PRO FORMA       REPORTED     PRO FORMA

Net income              $ 8,206,419   $ 8,151,888    $ 6,830,17   $ 6,775,830    $ 5,963,262   $ 5,924,579
Net income per share    $      6.05   $      6.01    $     5.04   $      5.00    $      4.43   $      4.40
Net income per share,
   assuming dilution    $      6.02   $      5.98    $     5.03   $      4.99    $      4.43   $      4.40

            The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend growth rate of 15%, 12% and 12%; expected volatility of 9.8%, 10.38% and 7.75%: risk-free interest rates of 5%, 5.5% and 6.6%; and expected lives of 7 years, 7 years and 7 years.

11.         PROFIT SHARING AND DEFERRED COMPENSATION:

            The Corporation has a contributory profit-sharing plan covering certain employees with one year or more of service. Participating employees have the option to contribute from three to ten percent of their monthly salary to the Plan. Effective January 1, 1998, the Corporation amended the profit-sharing plan to provide for a 2% company contribution. The Corporation contributed $80,600 in 1998. The Corporation made no contributions to this plan for the years ended December 31, 1997 and 1996.

            The Corporation also has a contributory money purchase plan covering certain employees with one year or more of service. While the employees do not contribute to the plan, the Corporation makes contributions. Effective January 1, 1998, the Corporation amended the money purchase plan to provide for a contribution in the amount of 13% of each eligible participant's gross earnings, less bonuses and vacations, actually paid or received. In the prior years the Corporation made contributions in an amount equal to 15% of each eligible participant's gross earnings, less bonuses and vacations, actually paid or received. The contributions by the Corporation for the money purchase plan were $539,400, $571,569 and $505,031 for 1998, 1997 and 1996, respectively.

            The Bank has established supplemental benefit plans for selected officers and directors. These plans are nonqualified and therefore, in general, a participant's or beneficiary's claim to benefits is as a general creditor.

            Directors of the Corporation and the Bank also have the right to participate in a deferred compensation plan which permits the directors to defer director compensation and earn a guaranteed interest rate on such deferred amounts. Compensation costs associated with the plan are charged to operations.

            Included in accrued interest and other liabilities in the consolidated financial statements is $1,033,053 and $938,323 at December 31, 1998 and 1997, respectively, related to the above supplemental benefit plans. To fund these plans, the Corporation purchased single premium universal life insurance contracts on the lives of the related directors and officers. The cash surrender value of such contracts is included in the consolidated balance sheets. If all of the assumptions regarding mortality, interest rates, policy dividends, and other factors are realized, the Corporation will ultimately realize its full investment in such contracts.

12.         INCOME TAXES:

            The components of income tax expense for the years ended December 31, 1998, 1997 and 1996, were:

                                                                      1998         1997         1996
Current income taxes:
Federal                                                          $ 4,211,321  $ 3,831,898  $ 3,461,877
State                                                                679,405      731,023      586,397
                                                                 -----------  -----------  -----------
                                                                   4,890,726    4,562,921    4,048,274
Deferred income tax benefit                                         (200,320)    (573,157)    (677,653)
                                                                 -----------  -----------  -----------
                                                                 $ 4,690,406  $ 3,989,764  $ 3,370,621
                                                                 ============ ============ ===========

            A reconciliation of expected federal tax expense based on the federal statutory rate of 34 percent to consolidated tax expense for the years ended December 31, 1998, 1997 and 1996, was as follows:

                                                                       1998           1997         1996

Tax at statutory rates                                              $ 4,384,921  $ 3,678,779  $ 3,173,520
Tax increases (decreases) attributable to:
Tax exempt interest                                                    (121,401)    (131,613)    (180,099)
State income tax less federal tax benefit                               399,101      482,475      387,022
Interest expense disallowed                                              34,757       38,813       20,040
Dividends                                                               (32,770)     (27,797)     (11,551)
Option compensation                                                      31,650       28,152       10,200
Goodwill amortization                                                    68,226       36,031       35,785
Cash surrender value earnings                                           (71,505)     (66,718)     (58,557)
Other                                                                    (2,573)     (48,358)      (5,739)
                                                                    -----------  -----------  -----------
                                                                    $ 4,690,406  $ 3,989,764  $ 3,370,621
                                                                    ============ ============ ===========

            The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1998 and 1997, were as follows:

                                                                               1998         1997
Deferred tax assets:
Allowance for loan losses and other real estate owned                       $ 3,652,946   $ 3,162,045
Deferred compensation                                                           376,719       355,992
                                                                            -----------   -----------
Gross deferred tax assets                                                     4,029,665     3,518,037
                                                                            -----------   -----------
Deferred tax liabilities:
Depreciation                                                                    604,198       533,785
Unrealized appreciation on available-for-sale securities                         57,820        60,469
Core deposit intangible                                                         292,670       334,481
FHLB stock                                                                      210,085       141,444
Other                                                                           216,714            -
                                                                            -----------   -----------
Gross deferred tax liabilities                                                1,381,487     1,070,179
                                                                            -----------   -----------
Net deferred tax asset                                                      $ 2,648,178   $ 2,447,858
                                                                            ============  ===========

13.         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

            The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in consolidated balance sheets.

            The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include marketable securities, trade accounts receivable, property, plant, and equipment and/or income-producing commercial properties.

            Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

            Most of the Bank's business activities are with customers located within the state of Tennessee for residential, consumer and commercial loans. A majority of the loans are secured by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

            Outstanding standby letters of credit as of December 31, 1998 and 1997 amounted to $4,901,888 and $1,931,888, respectively.
            Outstanding commitments to lend at fixed rates were $17,244,863 and $1,608,807 and at variable rates were $6,088,328 and $3,423,217 at
            December 31, 1998 and 1997, respectively. Undisbursed advances on customer lines of credit were $58,284,854 and $61,141,551 at December 31, 1998 and 1997, respectively. The amount available for borrowing under inventory collateralized loans was $4,307,270 at December 31, 1998 and $3,970,495 at December 31, 1997. The Bank does not anticipate any losses as a result of these transactions that would be unusual in relation to its historical levels of loan losses on its recorded loan portfolio.

14.         CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS:

            The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Corporation and the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involves quantitative measures of the assets, liabilities, and certain off-balance-sheet items of the Corporation and the Bank as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

            Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average total consolidated assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

            The Corporation and the Bank are well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

14.         CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS, CONTINUED:



                                                                       REGULATORY                 TO BE WELL
                                                                      REQUIREMENTS              CAPITALIZED UNDER
                                                                       FOR CAPITAL              PROMPT CORRECTIVE
                                                ACTUAL              ADEQUACY PURPOSES          ACTION PROVISIONS
                                                ------              -----------------          -----------------
                                          AMOUNT        RATIO       AMOUNT        RATIO        AMOUNT        RATIO
                                          ------        -----       ------        -----        ------        -----

As of December 31, 1998:
Total Capital (to Risk
Weighted Assets):
Consolidated                              58,868,000   13.02%       36,182,960     >8%         45,228,700    >10%
                                                                                   -                         -
Greene County Bank                        60,368,000   13.35%       36,184,160     >8%         45,230,200    >10%
                                                                                   -                         -
Premier Bank*                                      -    0.00%                -      0%                  -      0%

Tier I Capital (to Risk
Weighted Assets):
Consolidated                              53,158,000   11.75%       18,091,480     >4%         27,137,220     >6%
                                                                                   -                          -
Greene County Bank                        54,657,000   12.08%       18,092,080     >4%         27,138,120     >6%
                                                                                   -                          -
Premier Bank*                                      -    0.00%                -      0%                  -      0%

Tier I Capital (to Average
Assets):
Consolidated                              53,158,000    9.86%       21,570,320     >4%         26,962,900     >5%
                                                                                   -                          -
Greene County Bank                        54,657,000   10.16%       21,524,840     >4%         26,906,050     >5%
                                                                                   -                          -
Premier Bank*                                      -    0.00%                -      0%                  -      0%

As of December 31, 1997:
Total Capital (to Risk
Weighted Assets):
Consolidated                            $ 53,035,000   12.33%     $ 34,408,000     >8%       $ 43,010,000    >10%
                                                                                   -                         -
Greene County Bank                        51,457,000   12.87%       31,981,840     >8%         39,977,300    >10%
                                                                                   -                         -
Premier Bank                               3,217,000   11.14%        2,310,320     >8%          2,887,900    >10%
                                                                                   -                         -

Tier I Capital (to Risk
Weighted Assets):
Consolidated                              47,612,000   11.07%       17,204,000     >4%         25,806,000     >6%
                                                                                   -                          -
Greene County Bank                        46,415,000   11.61%       15,990,920     >4%         23,986,380     >6%
                                                                                   -                          -
Premier Bank                               2,854,000    9.88%        1,155,160     >4%          1,732,740     >6%
                                                                                   -                          -

Tier I Capital (to Average
Assets):
Consolidated                              47,612,000    9.30%       20,481,840     >4%         25,602,300     >5%
                                                                                   -                          -
Greene County Bank                        46,415,000    9.80%       18,939,440     >4%         23,674,300     >5%
                                                                                   -                          -
Premier Bank                               2,854,000    7.67%        1,487,560     >4%          1,859,450     >5%
                                                                                   -                          -

*Combined with Greene County Bank in 1998

14.         CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS, CONTINUED:

            The Corporation's principal source of funds is dividends received from the Bank. Under applicable banking laws, the Bank may only pay dividends from retained earnings and only to the extent that the remaining balance of retained earnings is at least equal to the capital stock amounts of the Bank. As a practical matter, dividend payments by the Bank to the Corporation would be limited by the necessity to maintain appropriate amounts for capital adequacy purposes under federal banking regulations.

15.         ADDITIONAL CASH FLOW INFORMATION:

            Income taxes paid during the years ended December 31, 1998, 1997 and 1996 amounted to $4,523,019, $4,460,000 and $5,273,919, respectively. Interest expense paid in cash during the years 1998, 1997 and 1996 amounted to $18,845,800, $18,970,895 and $15,632,435, respectively.

            Significant noncash transactions for the years ended December 31, 1998, 1997 and 1996, were as follows:

                                                                  1998        1997         1996

Financed sales of other real estate owned                       $        -   $ 147,128   $    59,750
Foreclosed loans transferred to OREO                             1,558,684     784,769       380,587
Assets acquired/generated through bank purchase:
   Investments                                                           -           -     6,750,643
   Loans, net                                                            -           -    14,638,794
   Property, plant and equipment, net                                    -           -       567,992
   Other assets                                                          -           -       450,034
   Intangibles                                                           -           -     2,159,966

Liabilities assumed/generated through bank purchase:
   Deposits                                                              -           -    22,005,281
   Accrued interest and other liabilities                                -           -       546,483
   Notes payable                                                         -           -     2,431,418
   Noncompete payable                                                    -           -       230,000
   Deferred tax liability                                                -           -       376,290

16.         PARENT COMPANY FINANCIAL INFORMATION:

            Condensed financial information for Greene County Bancshares, Inc. (parent company only) is as follows:

                            CONDENSED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                               1998           1997
ASSETS

Cash                                                                        $    928,198   $    983,385
Investments in subsidiary                                                     55,371,639     50,043,024
Cash surrender value of life insurance contracts                                 202,963        193,524
Other assets                                                                   2,039,019      2,066,220
                                                                            ------------   ------------
                                                                            $ 58,541,819   $ 53,286,153
                                                                            ============   ============

LIABILITIES

Deferred income taxes                                                       $    210,068   $    302,980
Related party notes payable                                                    2,511,418      2,561,418
Other liabilities                                                                434,535        308,895
                                                                            ------------   ------------
                                                                               3,156,021      3,173,293
                                                                            ------------   ------------
SHAREHOLDERS' EQUITY

Common stock                                                                  13,571,980     13,545,000
Paid-in capital                                                                4,172,180      4,052,656
Retained earnings                                                             37,421,151     32,332,574
Net unrealized depreciation on available-for-sale securities, net of income tax expense (benefit) of $57,820
   and $60,469 in 1998 and 1997, respectively                                    220,487        182,630
                                                                            ------------   ------------

     Total shareholders' equity                                               55,385,798     50,112,860
                                                                            ------------   ------------

     Total liabilities and shareholders' equity                             $ 58,541,819   $ 53,286,153
                                                                            ============   ============

16.         PARENT COMPANY FINANCIAL INFORMATION, CONTINUED:



                        CONDENSED STATEMENTS OF EARNINGS

                                                                      YEARS ENDED DECEMBER 31,
                                                                      ------------------------
                                                                   1998         1997         1996
Revenue:
 Equity in undistributed earnings of subsidiary                 $ 5,334,099  $ 3,902,503   $ 3,862,086
 Dividends from subsidiaries                                      3,355,057    3,347,855     3,022,100
 Other income                                                       147,130      126,212       107,871
                                                                -----------  -----------   -----------

 Total revenue                                                    8,836,286    7,376,570     6,992,057

Related party interest expense                                      197,557      247,215       160,718
Other expense                                                       745,050      556,784       524,547
                                                                -----------  -----------   -----------

Income before income taxes                                        7,893,679    6,572,571     6,306,792

Income tax expense (benefit)                                       (312,740)    (257,603)      343,530
                                                                -----------  -----------   -----------

Net income                                                      $ 8,206,419  $ 6,830,174   $ 5,963,262
                                                                ===========  ===========   ===========

16.         PARENT COMPANY FINANCIAL INFORMATION, CONTINUED:


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                             1998         1997         1996
Cash flows from operating activities:
 Net income                                                                $ 8,206,419  $ 6,830,174   $ 5,963,262
 Adjustments to reconcile net income to net
 cash provided by operating activities:
   Equity in undistributed earnings of subsidiary                          (5,334,099)  (3,902,503)   (3,862,086)
   Depreciation and amortization                                              215,999      215,999       232,855
   Change in other assets                                                    (281,713)     (71,344)      537,500
   Change in other liabilities                                                125,640      (30,959)      (22,236)
                                                                            ---------    ---------   -----------
       Net cash provided by operating activities                            2,932,246    3,041,367     2,849,295
                                                                            ---------    ---------   -----------

Cash flows from investing activities:
 Acquisition of bank                                                                -            -      (708,582)
 Increase in cash surrender value of life insurance contracts                  (9,439)      (9,416)       (6,128)
                                                                            ---------    ---------   -----------
       Net cash used by investing activities                                   (9,439)      (9,416)     (714,710)
                                                                            ---------    ---------   -----------

Cash flows from financing activities:
   Capital contributed to subsidiary                                                -     (500,000)            -
   Proceeds from issuance and sale of common stock                            189,848        2,701       484,366
   Repayments of related party debt                                           (50,000)     (50,000)      (50,000)
   Repayments of debt                                                               -            -      (327,239)
   Dividends paid                                                          (3,117,842)  (2,600,640)   (2,328,858)
                                                                            ---------    ---------   -----------
       Net cash used by financing activities                               (2,977,994)  (3,147,939)   (2,221,731)
                                                                            ---------    ---------   -----------

Net decrease in cash                                                          (55,187)    (115,988)      (87,146)
Cash at beginning of year                                                     983,385    1,099,373     1,186,519
                                                                            ---------    ---------   -----------
Cash at end of year                                                         $ 928,198    $ 983,385   $ 1,099,373
                                                                            =========    =========   ===========

17.         COMMITMENTS AND CONTINGENCIES:

            The Corporation is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations, or cash flows.

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

            SECURITIES AND INTEREST BEARING DEPOSITS - Fair values of securities and interest bearing deposits are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

            FEDERAL FUNDS SOLD - Fair values of federal funds sold are based on quoted market prices.

            LOANS, NET - The fair value for loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

            DEPOSITS - The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rate offered for similar deposits with the same remaining maturities.

            SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - Fair values of securities sold under agreements to repurchase are based on quoted market prices.

18.         FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED:

            The estimated fair values of the Corporation's financial instruments at December 31, 1998 and 1997, were as follows (rounded to the nearest thousand):

                                                      1998                           1997
                                                      ----                           ----
                                            CARRYING          FAIR         CARRYING          FAIR
                                              VALUE          VALUE           VALUE          VALUE
                                              -----          -----           -----          -----
Financial assets:
 Securities                                 $ 30,347,000   $ 30,347,000    $ 41,479,000   $ 41,490,000
 Federal funds sold                           24,300,000     24,300,000       5,500,000      5,500,000
 Loans, net                                   46,666,000    467,521,000     441,390,000    438,824,000

Financial liabilities:
 Deposits                                  $ 459,183,000  $ 442,375,000   $ 461,729,000  $ 444,939,000
 Securities sold under agreements
 to repurchase                                 2,416,000      2,416,000       1,414,000      1,414,000
 Federal funds purchased                       4,800,000      4,800,000               -              -
 Long-term debt                               34,116,000     34,145,000      12,925,000     12,917,000
 Related party notes payable                   2,511,000      2,465,000       2,561,000      2,561,000


            The Corporation believes that the fair value of commitments to extend credit and standby letters of credit approximate the stated amounts at December 31, 1998 and 1997.

19.         EARNINGS PER SHARE OF COMMON STOCK:

            Basic earnings per share of common stock is computed by dividing net income available for common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing adjusted net income by the weighted average number of common shares and assumed conversions of dilutive securities outstanding during each year. Stock options are regarded as dilutive securities. Dilutive securities are computed using the treasury stock method.

19.         EARNINGS PER SHARE OF COMMON STOCK, CONTINUED:

            The following is a reconciliation of the numerators and denominators used in the basic and diluted earnings per share computations for the years ended December 31, 1998, 1997 and 1996:

                                      1998                          1997                          1996
                                      ----                          ----                          ----
                               INCOME        SHARES          INCOME        SHARES          INCOME        SHARES
                               ------        ------          ------        ------          ------        ------
                            (NUMERATOR)  (DENOMINATOR)    (NUMERATOR)  (DENOMINATOR)    (NUMERATOR)  (DENOMINATOR)

BASIC EPS
 Income available
 to common
 shareholders                $ 8,206,419      1,355,498    $ 6,830,174      1,354,498    $ 5,963,262      1,344,852

EFFECT OF DILUTIVE
 SECURITIES
 Stock options
 outstanding                          -           7,782             -           4,109             -           2,664
                             -----------      ---------    -----------      ---------    -----------      ---------

DILUTED EPS
 Income available
 to common
 shareholders
 plus assumed
 conversions                 $ 8,206,419      1,363,280    $ 6,830,174      1,358,607    $ 5,963,262      1,347,516
                             ===========      =========    ===========      =========    ===========      =========

20.         SEGMENT INFORMATION:

            The Bank's principal business consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial real estate loans, consumer loans and single-family mortgage loans. The Bank has four wholly-owned subsidiaries; a consumer finance business, a mortgage banking operation, a subprime automobile lending operation and a title insurance business. These subsidiaries have been disclosed below in the other column as they do not meet quantitative threshold on an individual basis.

            The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues and expenses are accounted for as if they were to third parties at current market prices.

            The reportable segments are strategic business units that offer different products and services. They are managed separately because each requires different marketing strategies.

1998                                              BANK           OTHER        ELILMINATIONS       TOTAL

Interest income                                $ 45,035,584   $  8,424,664     $  (2,667,792)  $ 50,792,456
Interest expense                                 18,374,592      2,865,348        (2,667,792)    18,572,148
                                               ------------   ------------     -------------   ------------
Net interest income                            $ 26,660,992   $  5,559,316     $           -   $ 32,220,308
                                               ============   ============     =============   ============

Provision for loan losses                      $  1,468,533   $  1,948,477     $           -   $  3,417,010
Noninterest income                                3,871,232      1,571,161          (886,904)     4,555,489
Noninterest expense                              15,757,712      4,978,006          (273,756)    20,461,962
Income tax expense                                4,616,824         73,582                 -      4,690,406
                                               ------------   ------------     -------------   ------------

Segment net income                             $  8,689,155   $    130,412     $    (613,148)  $  8,206,419
                                               ============   ============     =============   ============

Segment assets                                 $567,732,386   $100,471,188     $(100,024,049)  $568,179,525
                                               ============   ============     =============   ============

1997

Interest income                                $ 45,095,525   $  5,477,748     $  (1,568,475)  $ 49,004,798
Interest expense                                 18,962,133      1,750,274        (1,568,475)    19,143,932
                                               ------------   ------------     -------------   ------------
Net interest income                            $ 26,133,392   $  3,727,474     $           -   $ 29,860,866
                                               ============   ============     =============   ============

Provision for loan losses                         2,816,227      3,136,978                 -      5,953,205
Noninterest income                                2,439,416        966,171           515,529      3,921,116
Noninterest expense                              13,795,797      3,471,074          (258,032)    17,008,839
Income tax expense                                4,712,409       (722,645)                -      3,989,764
                                               ------------   ------------     -------------   ------------

Segment net income                             $  7,248,376   $  1,191,763     $     773,561   $  6,830,174
                                               ============   ============     =============   ============

Segment assets                                 $532,305,851   $ 76,545,128     $ (74,749,278)  $534,010,701
                                               ============   ============     =============   ============

1996

Interest income                                $ 38,096,534   $  2,124,082     $    (699,890)  $ 39,520,726
Interest expense                                 15,693,015        831,395          (699,890)    15,824,520
                                               ------------   ------------     -------------   ------------
Net interest income                            $ 22,403,519   $  1,292,687     $           -   $ 23,696,206
                                               ============   ============     =============   ============

Provision for loan losses                      $  2,353,500   $    619,693     $           -   $  2,973,193
Noninterest income                                3,484,299        427,657          (501,176)     3,410,780
Noninterest expense                              13,733,290      1,424,878          (358,258)    14,799,910
Income tax expense                                2,913,354        457,267                 -      3,370,621
                                               ------------   ------------     -------------   ------------

Segment net income                             $  6,887,674   $   (781,494)    $    (142,918)  $  5,963,262
                                               ============   ============     =============   ============

Segment assets                                 $475,417,557   $ 57,421,739     $ (54,790,990)  $478,048,306
                                               ============   ============     =============   ============

                         MARKET AND DIVIDEND INFORMATION

            There currently are 1,357,948 shares of Common Stock outstanding and approximately 1,650 holders of record of the Common Stock.

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

                             Sales Price at         Dividends Declared
                               Quarter-End            Per Share (2)
                               -----------            -------------
FISCAL 1997:
   First quarter        $         76.67(1)         $            .416(1)
   Second quarter                 76.67(1)                      .417(1)
   Third quarter                  83.33(1)                      .417(1)
   Fourth quarter                 100.00                        .670
                                                   -----------------
                                                   $            1.92
                                                   =================

FISCAL 1998:
   First quarter        $        110.00            $           0.500
   Second quarter                110.00                        0.500
   Third quarter                 115.00                        0.500
   Fourth quarter                115.00                        0.800
                                                   -----------------
                                                   $           2.30
                                                   ================


(1) The sales price and dividend information has been restated to reflect the effect of the Company's 3-for-1 stock split effected as a stock dividend in October 1997.

(2) For information regarding restrictions on the payment of dividends by the Banks to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" in this Annual Report. See also Note 14 of Notes to Consolidated Financial Statements.




*