Form 10-K/A, Exhibit 13
period 1998-12-31
GREENE COUNTY BANCSHARES INC
filed 1999-04-12
CIK 764402

Greene County Bancshares, Inc.
1998 MD&A

                                                                      EXHIBIT 13

                             SELECTED FINANCIAL DATA


                                                              1998           1997           1996           1995              1994
                                                           ---------      ---------      ---------      ---------         ---------
                                                                      (In thousands of dollars, except per share data)

Total interest income .................................... $  50,792      $  49,005      $  39,521      $  31,387         $  23,625
Total interest expense ...................................    18,572         19,144         15,825         13,444             8,497
                                                           ---------      ---------      ---------      ---------         ---------
Net interest income ......................................    32,220         29,861         23,696         17,943            15,128
Provision for loan losses ................................    (3,417)        (5,953)        (2,973)        (1,424)             (994)
Net interest income after provision for loan losses ......    28,803         23,908         20,723         16,519            14,134
Non-interest income:
  Investment securities gains ............................        --              2             --              1                --
  Other income ...........................................     4,555          3,919          3,411          2,597             2,368
Non-interest expense .....................................   (20,462)       (17,009)       (14,800)       (11,257)           (9,491)
                                                           ---------      ---------      ---------      ---------         ---------
Income before income taxes ...............................    12,897         10,820          9,334          7,860             7,011
Income tax expense .......................................    (4,690)        (3,990)        (3,371)        (2,752)           (2,510)
                                                           ---------      ---------      ---------      ---------         ---------
Net income ............................................... $   8,207      $   6,830      $   5,963      $   5,108         $   4,501
                                                           =========      =========      =========      =========         =========

PER SHARE DATA:(1)

  Net income, basic ...................................... $    6.05      $    5.04      $    4.43      $    3.83         $    3.39
  Net income, assuming dilution .......................... $    6.02      $    5.03      $    4.43      $    3.82         $    3.38
  Dividends declared ..................................... $    2.30      $    1.92      $    1.72      $    1.53         $    1.35
  Book value ............................................. $   40.81      $   37.00      $   33.76      $   30.94         $   28.02

FINANCIAL CONDITION DATA:

  Assets ................................................. $ 568,179      $ 534,102      $ 478,048      $ 420,581         $  45,525
  Loans, net ............................................. $ 466,661      $ 441,390      $ 381,272      $ 293,834         $ 241,253
  Cash and investment securities ......................... $  49,939      $  62,166      $  73,713      $  83,998         $  85,460
  Federal funds sold ..................................... $  24,300      $   5,500      $      --      $  23,800         $   3,550
  Deposits ............................................... $ 459,183      $ 461,728      $ 408,722      $ 365,951         $  98,162
  Long-term debt ......................................... $  36,627      $  15,487      $  15,806      $   3,448         $   3,688
  Other borrowed funds ................................... $   2,416      $   1,414      $   3,272      $   4,784         $   3,879
  Shareholders' equity ................................... $  55,386      $  50,113      $  45,725      $  41,074         $  37,190

SELECTED RATIOS:

  Interest rate spread ...................................      5.96%          5.70%          5.16%          4.57%            4.57%
  Net yield on interest-earning assets ...................      6.53%          6.21%          5.65%          5.09%            4.96%
  Return on average assets ...............................      1.56%          1.33%          1.32%          1.35%            1.38%
  Return on average equity ...............................     15.63%         13.93%         13.23%         13.17%           12.32%
  Average equity to average assets .......................      9.97%          9.55%          9.94%         10.24%           11.17%
  Dividend payout ratio ..................................     37.99%         38.08%         39.05%         40.17%           39.96%
  Ratio of nonperforming assets to total assets ..........      1.15%          0.81%          0.49%          0.57%            0.40%
  Ratio of allowance for loan losses to
    nonperforming assets .................................    156.34%        210.15%        315.27%        225.05%          247.99%
  Ratio of allowance for loan losses to total loans ......      2.11%          2.01%          1.87%          1.55%            1.39%

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



                                                 1998
                             ----------------------------------
                              Average      Revenue/     Yield/
                              Balance      Expense      Rate
                              -------      -------      ----
INTEREST-EARNING ASSETS:

Loans(1)
--------
Commercial ................$235,166,862  $21,002,417    8.93%
Installment - net(2)....... 207,718,394   23,064,331   11.10%
Fees on loans .............                3,754,124
                           ------------  -----------

  Total loans
   (including fees)........$442,885,256  $47,820,872   10.80%


Investment securities(3)
------------------------
Taxable ...................$ 29,326,409  $ 1,865,083    6.36%
Tax exempt(4) .............   6,250,730      282,161    4.51%
                           ------------  -----------
  Total investment
    Securities ............$ 35,577,139  $ 2,147,244    6.04%


Other short-term
  Investments .............  14,808,885      824,340    5.57%
                           ------------  -----------

  Total interest-
    earning assets ........$493,271,280  $50,792,456   10.30%
                           ------------  -----------

NON-INTEREST-EARNING
ASSETS:
Cash and due from
  Banks ...................$ 17,855,077
Premises and
  Equipment ...............   9,968,183
Other, less allowance
  for loan losses .........   5,346,239
                           ------------

 Total non-interest-
   earning assets..........$ 33,169,499
                           ------------

 Total average assets......$526,440,779
                           ============


                                             1997
                           --------------------------------------
                              Average       Revenue/    Yield/
                              Balance       Expense      Rate
                              -------       -------      ----
INTEREST-EARNING ASSETS:

Loans(1)
--------
Commercial ................$240,601,635   $21,476,951    8.93%
Installment - net(2)....... 190,304,270    22,024,965   11.57%
Fees on loans .............                 2,502,460
                            -----------   -----------

  Total loans
   (including fees)........$430,905,905   $46,004,376   10.68%


Investment securities(3)
------------------------
Taxable ...................$ 38,079,718   $ 2,467,835    6.48%
Tax exempt(4) .............   9,210,719       403,507    4.38%
                            -----------    ----------
  Total investment
    Securities ............$ 47,290,437   $ 2,871,342    6.07%


Other short-term
  Investments .............   2,409,152       129,080    5.36%
                            -----------   -----------

  Total interest-
    earning assets ........$480,605,494   $49,004,798   10.20%
                            -----------   -----------

NON-INTEREST-EARNING
ASSETS:
Cash and due from
  Banks ...................$ 17,589,326
Premises and
  Equipment ...............   9,355,616
Other, less allowance
  for loan losses .........   5,945,568
                           ------------

 Total non-interest-
   earning assets..........$ 32,890,510
                           ------------

 Total average assets......$513,496,004
                           ============



                                           1996
                           -----------------------------------------
                              Average        Revenue/      Yield/
                              Balance        Expense       Rate
                              -------        -------       ----
INTEREST-EARNING ASSETS:

Loans(1)
--------
Commercial ................  $173,178,149   $14,967,334   8.64%
Installment - net(2).......   174,667,162    19,022,302  10.89%
Fees on loans .............                   1,395,467
                             ------------   -----------

  Total loans
   (including fees)........  $347,845,311   $35,385,103  10.17%


Investment securities(3)
------------------------
Taxable ...................  $ 51,687,569   $ 3,125,592   6.05%
Tax exempt(4) .............    10,953,312       496,705   4.53%
                             ------------   -----------
  Total investment
    Securities ............  $ 62,640,881   $ 3,622,297   5.78%


Other short-term
  Investments .............     8,906,587       513,326   5.76%
                             ------------   -----------

  Total interest-
    earning assets ........  $419,392,779   $39,520,726   9.42%
                             ------------   -----------

NON-INTEREST-EARNING
ASSETS:
Cash and due from

  Banks ...................  $ 15,979,895
Premises and
  Equipment ...............     9,379,752
Other, less allowance
  for loan losses .........     8,457,324
                             ------------

 Total non-interest-

   earning assets..........  $ 33,816,971
                             ------------

 Total average assets......  $453,209,750
                             ============


---------------------------------------------

(1) Average loan balances include nonaccrual loans. Interest income collected on nonaccrual loans has been included.
(2) Installment loans are stated net of unearned income.
(3) The average balance of and the related yield associated with securities available for sale are based on the cost of such securities.
(4) Tax exempt income has not been adjusted to tax-equivalent basis.


                                        1998                                  1997                              1996
                        -----------------------------------  ---------------------------------  -----------------------------------
                        Average       Revenue/     Yield/     Average       Revenue/     Yield/     Average       Revenue/   Yield/
                        Balance        Expense      Rate      Balance        Expense      Rate      Balance       Expense     Rate
                        -------        -------      ----      -------        -------      ----     -----------    -------    ------
INTEREST-BEARING
LIABILITIES:
Deposits
  Savings, NOW
    accounts, and
    money markets.... $160,775,161  $  3,849,723    2.39%  $150,088,946   $  3,930,293    2.62%    $150,877,450  $ 3,536,624   2.34%
  Time deposits......  255,872,184    13,975,781    5.46%   253,840,096     13,947,656    5.49%     207,440,687   11,641,179   5.61%
                       -----------    ----------            -----------     ----------              -----------   ----------

  Total deposits......$416,647,345  $ 17,825,503    4.28%  $403,929,042   $ 17,877,949    4.43%    $358,318,137  $15,177,803   4.24%

Securities sold
  Under repurchase
  Agreement and
  Short-term
  Borrowings............ 2,943,827       115,784    3.93%     4,949,115        236,553    4.78%       4,931,307      227,613   4.62%
Debt  .................  8,503,098       630,861    7.42%    16,147,018      1,029,430    6.38%       8,265,863       19,104   5.07%
                         ---------       -------             ----------      ---------                ---------       ------

Total interest-
  Bearing
  Liabilities........ $428,094,270  $ 18,572,148    4.34%  $425,025,175   $ 19,143,932    4.50%    $371,515,307  $15,824,520   4.26%
                       -----------    ----------            -----------     ----------              -----------   ----------

NON-INTEREST-BEARING
LIABILITIES:
  Demand deposits.....$ 39,821,855                         $ 33,540,018                            $ 30,945,475
  Other liabilities...   6,033,556                            5,904,610                               5,680,694
                      ------------                         ------------                            ------------
  Total liabilities...$ 45,855,411                         $ 39,444,628                            $ 36,626,169
  Stockholders' equity. 52,491,098                           49,026,201                              45,068,274
                      ------------                         ------------                            ------------

Total liabilities and
 Stockholders' equity.$526,440,779                         $513,496,004                            $453,209,750
                      ============                         ============                             ===========

Net interest income..               $ 32,220,308                          $ 29,860,866                           $23,696,206
                                    ============                          ============                            ==========

MARGIN ANALYSIS:
  Interest rate spread....                          5.96%                                 5.70%                                5.16%
                                                    =====                                 =====                                =====
  Net yield on
    Interest-earning
    assets (net
    interest
    margin)...............                          6.53%                                 6.21%                                5.65%
                                                    =====                                 =====                                =====

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


                                               1998 vs. 1997                             1997 vs. 1996
                                ---------------------------------------     ------------------------------------------
                                                       Rate/      Total                             Rate/        Total
                                 Volume     Rate      Volume     Change     Volume       Rate      Volume       Change
                                 ------     ----      ------     ------     ------      ------     ------       ------
INTEREST INCOME:
Loans net of unearned income    $ 1,278    $   523    $    15    $ 1,816    $ 8,449    $ 1,752       $ 418    $10,619
Investment securities:
  Taxable ...................      (567)       (46)        11       (602)      (823)       224         (59)      (658)
  Tax exempt ................      (130)        12         (4)      (122)       (79)       (17)          3        (93)
Other short-term investments        664          5         26        695       (374)       (36)         26       (384)
                                -------    -------    -------    -------    -------    -------    --------    -------

  Total interest income .....     1,245        494         48      1,787      7,173      1,923         388      9,484
                                -------    -------    -------    -------    -------    -------    --------    -------

INTEREST EXPENSE:
   Savings, NOW accounts, and
      Money market accounts .       280       (336)       (24)       (80)       (18)       414          (2)       394
   Time deposits ............       111        (83)        (1)        27      2,603       (243)        (54)     2,306
   Short-term borrowings ....       (96)       (42)        17       (121)         1          8          --          9
   Debt .....................      (487)       169        (80)      (398)       399        108         103        610
                                -------    -------    -------    -------    -------    -------    --------    -------

   Total interest expense ...      (192)      (292)       (88)      (572)     2,985        287          47      3,319
                                -------    -------    -------    -------    -------    -------    --------    -------

Net interest income .........   $ 1,437    $   786    $   136    $ 2,359    $ 4,188    $ 1,636       $ 341    $ 6,165
                                =======    =======    =======    =======    =======    =======    ========    =======

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

       PROVISION FOR LOAN LOSSES. The Company's provision for loan losses decreased $2,536,195, or 42.6%, to $3,417,010 in 1998 from $5,953,205 in 1997.
The decrease in the provision for loan losses is primarily attributable to a reduction in problem loans associated with Superior Financial in prior years and management's assessment of the reduced risk profile in its existing portfolio. The ratio of loans 30 days or more past due to total gross loans for consumer loans originated by Superior Financial decreased from 7.61% at December 31, 1996 to 5.12% at December 31, 1997 and to 2.58% at December 31, 1998. Management of the Company believes that these past due and nonperforming loans originated by its consumer finance subsidiary reflect the risk inherent in this type of business. However, management also believes this risk is also offset by the net benefits attributable to operation of the finance company, including a higher net yield on these types of loans, market penetration and diversification of the Company's activities into non-traditional lending areas.

       To further manage its credit risk on loans, the Company maintains a "watch list" of loans that, although currently performing, have characteristics that require closer supervision by management. At December 31, 1998, the Company had identified $11.2 million in loans that were placed on its "watch list."

       The Company's provision for loan losses in 1997 increased by $2,980,012 or 100.23%, to $5,953,205 in 1997 from $2,973,193 in 1996. This increase reflects the Company's more aggressive identification of potential problem loans and the inclusion of the risks associated with such loans in the determination of the Company's allowance for losses. In addition, the increase reflected management's assessment of the risk of loss in its loan portfolio, as indicated by its increasing amount of charge-offs. In 1997, the Company's net charge-offs increased $3.4 million or 456% to $4.1 million from $737,000 in 1996. The Company's net charge-offs to average loans outstanding increased in 1997 to 0.95% from 0.21% in 1996, a 352% growth that exceeded the growth in the Company's average loans outstanding during the same period. These charge-offs were primarily attributable to consumer loans originated by Superior Financial during the period 1994 through 1997 and both secured and unsecured loans.

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

                                  -------------------------------------------------------------
                                                        Expected Maturity Date
                                  -------------------------------------------------------------

                                         1999             2000          2001           2002
                                         ----             ----          ----           ----
                                                           (Dollars in Thousands)
INTEREST-EARNING ASSETS:
    Loans, net of allowance for
        loan losses.................   $  300,323      $  66,221     $  47,731      $  24,329
        Average interest rate.......         8.81%          9.44%         9.25%          9.05%
    Investment securities...........   $   26,299      $   1,948     $     830      $     759
        Average  interest rate......         5.56%          4.83%         5.37%          4.60%
    Federal funds sold..............   $   24,300             --            --             --
        Average interest rate.......         4.75%            --            --             --
                                       ----------      ----------    ----------     ----------
     Total interest-earning
        Assets......................   $  350,922      $  68,169     $  48,561      $  25,088
                                       ----------      ----------    ----------     ----------
INTEREST-BEARING LIABILITIES(1):
    Savings and time deposits.......   $  205,176      $  53,661     $  16,549      $   6,716
        Average interest rate.......         5.02%          4.79%         4.01%          3.51%

    Money market and
        Transaction accounts........   $   34,984      $  19,578     $  19,578      $  14,756

        Average interest rate.......         1.86%          1.79%         1.79%          1.66%

    Debt and other borrowed
    money(2)........................   $   31,667      $      87     $      87      $     187
       Average interest rate.......          5.15%          5.94%         5.94%          7.04%


    Securities sold under
       agreement to repurchase......   $    2,416      $      --     $      --      $      --

       Average interest rate........         4.00%            --            --             --
                                       ----------      ----------    ----------     ----------
    Total interest-bearing
    liabilities.....................   $  274,243      $  73,326     $  36,214      $  21,659
                                       ==========      ==========    ==========     ==========

Interest sensitivity gap............   $   76,679      $  (5,157)    $  12,347      $   3,429
                                       ==========      ==========    ==========     ==========
Cumulative interest
  Sensitive gap.....................   $   76,679      $  71,522     $  83,869      $  87,298
                                       ==========      ==========    ==========     ==========
Interest sensitive gap to
  Total assets......................        13.49%         -0.91%         2.17%          0.60%
                                       ==========      ==========    ==========     ==========
Cumulative interest
  Sensitive gap to total assets.....        13.49%         12.58%        14.75%         15.36%
                                       ==========      ==========    ==========     ==========



                                  ---------------------------------------------------------------
                                                         Expected Maturity Date
                                  ---------------------------------------------------------------
                                           2003       Thereafter         Total         Fair Value
                                           ----       ----------         -----         ----------
                                                           (Dollars in Thousands)
INTEREST-EARNING ASSETS:
    Loans, net of allowance for
        loan losses.................      12,118      $   15,939      $  466,661       $  467,522
        Average interest rate.......        8.67%           8.64%           8.95%
    Investment securities...........         103      $      408      $   30,347       $   30,347
        Average  interest rate......        4.69%           4.28%           5.47%
    Federal funds sold..............          --              --      $   24,300       $   24,300
        Average interest rate.......          --              --            4.75%
                                      ----------      ----------      ----------       ----------
     Total interest-earning
        Assets......................   $  12,221      $   16,347      $  521,308       $  522,169
                                      ----------      ----------      ----------       ----------
INTEREST-BEARING LIABILITIES(1):
    Savings and time deposits.......   $   5,689      $    9,512      $  297,303       $  294,227
        Average interest rate.......        2.75%           2.25%           4.76%

    Money market and
        Transaction accounts........   $  14,756      $   21,174      $  124,826       $  112,175

        Average interest rate.......        1.66%           1.51%           1.73%

    Debt and other borrowed
    money(2)........................   $     219      $    4,380      $   36,627       $   36,610
        Average interest rate.......        7.15%           6.97%           5.19%


    Securities sold under
        agreement to repurchase.....   $      --      $       --      $    2,416       $    2,416

        Average interest rate.......          --              --            4.00%
                                      ----------      ----------      ----------       ----------
    Total interest-bearing
    liabilities.....................   $  20,664      $   35,066      $  461,172       $  450,228
                                      ==========      ==========      ==========       ==========

Interest sensitivity gap............   $  (8,443)     $  (18,719)     $   60,136       $   71,941
                                      ==========      ==========      ==========       ==========
Cumulative interest
  Sensitive gap.....................  $   78,855      $   60,136      $   60,136       $   71,941
                                      ==========      ==========      ==========       ==========
Interest sensitive gap to
  Total assets......................       -1.49%          -3.29%          10.58%           12.65%
                                      ==========      ==========      ==========       ==========
Cumulative interest
  Sensitive gap to total assets.....       13.87%          10.58%          10.58%           12.65%
                                      ==========      ==========      ==========       ==========

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

                                            PricewaterhouseCoopers LLP



Knoxville, Tennessee
January 29, 1999

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997


                                                                                         1998                 1997
ASSETS

Cash and due from banks                                                              $     19,591,814     $     20,687,367
Securities available-for-sale (Note 3)                                                     26,726,813           33,851,953
Securities held-to-maturity - approximate
   market value of $3,619,748 and $7,637,774 in
   1998 and 1997, respectively (Note 3)                                                     3,619,992            7,627,126
Federal funds sold                                                                         24,300,000            5,500,000
Loans, net (Notes 4 and 5)                                                                466,661,145          441,389,766
Premises and equipment, net (Note 6)                                                       11,715,143            9,803,199
Accrued interest receivable                                                                 3,901,795            4,377,481
Deferred income taxes (Note 12)                                                             2,648,178            2,447,858
Cash surrender value of life insurance contracts                                            4,136,062            3,904,675
Other assets                                                                                4,878,583            4,512,276
                                                                                     ----------------     ----------------
Total assets                                                                          $   568,179,525      $   534,101,701
                                                                                     ================     ================





The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997



LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits (Note 7):
   Noninterest bearing demand deposits                                                $     37,053,958     $     35,708,317
   Interest bearing accounts:
      NOW                                                                                   12,883,063           81,936,674
      Money market transaction                                                             111,966,713           30,228,480
      Savings                                                                               47,526,285           46,800,738
      Certificates of deposit $100,000 and over                                             52,022,269           61,002,308
      Other certificates of deposit                                                        197,731,072          206,052,041
                                                                                     -----------------    -----------------


         Total deposits                                                                    459,183,360          461,728,558
                                                                                     -----------------    -----------------


Federal funds purchased                                                                      4,800,000                    -
Securities sold under agreements to repurchase                                               2,416,000            1,414,000
Accrued interest and other liabilities                                                       9,767,259            5,359,563
Related party notes payable (Note 5)                                                         2,511,418            2,561,418
Long-term debt (Note 8)                                                                     34,115,690           12,925,302
                                                                                     -----------------    -----------------


         Total liabilities                                                                 512,793,727          483,988,841
                                                                                     -----------------    -----------------

Commitments and contingencies (Notes 9, 11, 13, 14 and 17)

Shareholders' equity (Note 10):
   Common stock, par value $10, authorized 5,000,000
      shares; issued and outstanding 1,357,198 and 1,354,500
      shares in 1998 and 1997, respectively                                                 13,571,980           13,545,000
   Paid-in capital                                                                           4,172,180            4,052,656
   Retained earnings                                                                        37,421,151           32,332,574
   Accumulated other comprehensive income, net of income tax
      expense of $57,820 and $60,469 in 1998 and 1997, respectively                            220,487              182,630
                                                                                     -----------------    -----------------


      Total shareholders' equity                                                            55,385,798           50,112,860
                                                                                     -----------------    -----------------


                                                                                      $    568,179,525     $    534,101,701
                                                                                     =================    =================





The accompanying notes are an integral part of these consolidated financial statements.

                                                    (continued)

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                               1998               1997               1996
Interest income:
   Loans                                                                    $  47,820,872     $  46,004,376     $  35,385,103
   Securities available-for-sale                                                1,684,453         2,342,170         3,111,304
   Securities held-to-maturity                                                    462,791           529,172           510,993
   Federal funds sold                                                             824,340           129,080           513,326
                                                                           --------------    --------------    --------------
         Total interest income                                                 50,792,456        49,004,798        39,520,726
Interest expense:
   Deposit accounts                                                            17,825,503        17,877,949        15,177,803
   Securities sold under agreements to repurchase                                 115,784           236,553           227,613
   Related party notes payable                                                    197,557           249,829           160,718
   Long-term debt                                                                 433,304           779,601           258,386
                                                                           --------------    --------------    --------------
         Total interest expense                                                18,572,148        19,143,932        15,824,520
                                                                           --------------    --------------    --------------
         Net interest income                                                   32,220,308        29,860,866        23,696,206
Provision for loan losses                                                     (3,417,010)       (5,953,205)       (2,973,193)
                                                                           --------------    --------------    --------------
Net interest income after provision for loan losses                            28,803,298        23,907,661        20,723,013
Noninterest income:
   Service charges, commissions and fees                                        3,742,053         3,168,699         2,593,594
   Net realized gains on calls of available-for-sale securities                         -             1,982                 -
   Gain on sale of branch                                                               -           191,261                 -
   Other income                                                                   813,436           559,174           817,186
                                                                           --------------    --------------    --------------
         Total noninterest income                                               4,555,489         3,921,116         3,410,780
                                                                           --------------    --------------    --------------
Noninterest expense:
   Salaries and benefits                                                       11,458,768         9,525,202         7,893,635
   Occupancy expenses                                                           1,413,988         1,219,125         1,057,418
   Furniture and equipment expense                                              1,373,130         1,354,745         1,315,721
   (Gain) loss on other real estate owned                                         (5,310)             6,053         (240,252)
   Net realized losses on sales of available-for-sale securities                        -                 -             3,488
   Federal insurance premiums                                                      65,414            54,989             6,187
   Other expenses                                                               6,155,972         4,848,725         4,763,713
                                                                           --------------    --------------    --------------
         Total noninterest expense                                             20,461,962        17,008,839        14,799,910
                                                                           --------------    --------------    --------------
Income before income taxes                                                     12,896,825        10,819,938         9,333,883
Income tax expense:
   State                                                                          604,699           670,691           515,065
   Federal                                                                      4,085,707         3,319,073         2,855,556
                                                                           --------------    --------------    --------------
         Total income tax expense                                               4,690,406         3,989,764         3,370,621
                                                                           --------------    --------------    --------------
         Net income                                                         $   8,206,419     $   6,830,174     $   5,963,262
                                                                           ==============    ==============    ==============

Per share of common stock:

   Net income, basic                                                        $        6.05     $        5.04     $        4.43
                                                                           ==============    ==============    ==============

   Net income, assuming dilution                                            $        6.02     $        5.03     $        4.43
                                                                           ==============    ==============    ==============




The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                         1998              1997              1996
Net income                                                            $  8,206,419      $  6,830,174     $  5,963,262

Other comprehensive income, net of tax:

Tax benefit from exercise of stock options                                  43,344                 -           82,804

Unrealized gains (losses) on securities                                    (5,487)           155,289        (291,923)
                                                                     -------------     -------------    -------------


Other comprehensive income                                                  37,857           155,289        (209,119)
                                                                     -------------     -------------    -------------


Comprehensive income                                                  $  8,244,276      $  6,985,463     $  5,754,143
                                                                     =============     =============    =============







The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                                     ACCUMULATED
                                                                                                        OTHER
                                                        COMMON         PAID-IN        RETAINED      COMPREHENSIVE
                                                         STOCK         CAPITAL        EARNINGS         INCOME         TOTAL
                                                         -----         -------        --------         ------         -----
December 31, 1995                                     $  4,424,440   $  2,914,724   $  33,498,636    $   236,460   $  41,074,260

   Net income                                                    -              -       5,963,262              -       5,963,262

   Other comprehensive loss, net of tax

      Unrealized loss on securities                              -              -               -      (291,923)       (291,923)

      Tax benefit from exercise of nonincentive
           stock options                                         -              -               -         82,804          82,804

   Dividends paid ($1.72 per share)                              -              -     (2,328,858)              -     (2,328,858)

   Issuance of 27,123 shares                                90,410      1,135,381               -              -       1,225,791
                                                     -------------  -------------  --------------   ------------  --------------

December 31, 1996                                        4,514,850      4,050,105      37,133,040         27,341      45,725,336

   Net income                                                    -                      6,830,174              -       6,830,174

   Other comprehensive income, net of tax

      Unrealized gain on securities                              -              -               -        155,289         155,289

   Dividends paid ($1.92 per share)                              -              -     (2,600,640)              -     (2,600,640)

   Issuance of 45 shares                                       150          2,551               -              -           2,701

   Three-for-one stock split                             9,030,000              -     (9,030,000)              -               -
                                                     -------------  -------------  --------------   ------------  --------------

December 31, 1997                                       13,545,000      4,052,656      32,332,574        182,630      50,112,860

   Net income                                                    -              -       8,206,419              -       8,206,419

   Other comprehensive loss, net of tax

      Unrealized loss on securities                              -              -               -        (5,487)         (5,487)

      Tax benefit from exercise of

      nonincentive stock options                                 -              -               -         43,344          43,344

   Dividends paid ($2.30 per share)                              -              -     (3,117,842)              -     (3,117,842)

   Issuance of 2,698 shares                                 26,980        119,524               -              -         146,504
                                                     -------------  -------------  --------------   ------------  --------------

December 31, 1998                                     $ 13,571,980   $  4,172,180   $  37,421,151    $   220,487   $  55,385,798
                                                     =============  =============  ==============   ============  ==============








The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                                 1998              1997              1996
Net cash provided by operating activities:
   Net income                                                                 $   8,206,419    $   6,830,174    $   5,963,262
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Provision for loan losses                                                3,417,010        5,953,205        2,973,193
         Provision for depreciation and amortization                                993,523        1,146,564        1,096,120
         Amortization of investment security premiums, net of accretion             314,599          420,829          515,996
         Net realized (gains) losses on available-for-sale securities                     -          (1,982)            3,488
         Gain on sale of fixed assets                                               (5,030)                -                -
         (Gain) loss on other real estate owned                                     (5,310)            6,053        (240,252)
         Gain on sale of branch                                                           -        (191,261)                -
         Deferred income tax benefit                                              (200,320)        (573,157)        (677,653)
         Increase in cash surrender value of life insurance contracts             (231,387)        (154,003)        (170,472)
         Change in accrued income and other assets                                  437,319      (1,033,423)        1,238,459
         Change in accrued interest and other liabilities                         4,929,375          555,121      (1,047,045)
                                                                               ------------     ------------    -------------


Net cash provided by operating activities                                        17,856,198       12,958,120        9,655,096
                                                                               ------------     ------------    -------------


Cash flows from investing activities:
   Acquisition of bank, net of acquired cash                                              -                -        1,022,043
   Purchases of available-for-sale securities                                   (1,950,832)        (578,184)     (14,766,578)
   Proceeds from sales of available-for-sale securities                                   -                -        2,000,000
   Proceeds from maturities of available-for-sale securities                      8,770,371        9,510,288       36,488,422
   Purchases of securities held-to-maturity                                        (75,000)                -      (6,815,907)
   Proceeds from maturities of securities held-to-maturity                        4,065,000        1,800,000        6,748,835
   Net originations of loans                                                   (30,247,073)     (66,708,497)     (76,092,935)
   Proceeds from sales of other real estate owned                                   544,369          347,370          337,605
   Proceeds from sale of fixed assets                                                34,267                -                -
   Fixed asset additions                                                        (2,718,705)      (1,048,526)      (1,845,545)
   Decrease (increase) in federal funds sold                                   (18,800,000)      (5,500,000)       23,800,000
Cash transferred in sale of branch                                                       -         (988,302)               -
                                                                               ------------     ------------    -------------


         Net cash used by investing activities                                 (40,377,603)     (63,165,851)     (29,124,060)
                                                                               ------------     ------------    -------------









The accompanying notes are an integral part of these consolidated financial statements.

                                                   (continued)

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                                                                  1998                 1997              1996
Cash flows from financing activities:
   Net increase in demand deposits, NOW, money
      market and savings accounts                                                14,755,810         5,259,522         11,056,917
   Net increase (decrease) in certificates of deposit                          (17,301,008)        49,078,207          9,708,911
   Increase in federal funds purchased                                            4,800,000                 -                  -
   Increase (decrease) in securities sold under agreements to repurchase          1,002,000       (1,858,000)        (1,512,000)
   Payments on related party notes payable                                         (50,000)          (50,000)           (50,000)
   Payments on long-term debt                                                   (2,309,612)      (19,769,657)       (19,781,151)
   Borrowings of long-term debt                                                  23,500,000        19,500,637         29,500,000
   Proceeds from issuance and sale of common stock                                  146,504             2,701            484,366
   Cash dividends paid                                                          (3,117,842)       (2,600,640)        (2,328,858)
                                                                            ---------------   ---------------    ---------------


         Net cash provided by financing activities                               21,425,852        49,562,770         27,078,185
                                                                            ---------------   ---------------    ---------------



Net increase (decrease) in cash and cash equivalents                            (1,095,553)         (644,961)          7,609,221



Cash and cash equivalents at beginning of year                                   20,687,367        21,332,328         13,723,107
                                                                            ---------------   ---------------    ---------------



                                                                             $   19,591,814    $   20,687,367     $   21,332,328
                                                                            ===============   ===============    ===============




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

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

            COMPREHENSIVE INCOME - On January 1, 1998, the Corporation adopted Statement of Accounting Standards No. 130, Reporting of Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a complete set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods for comparative purposes is required. Adoption of this new standard did not have a material effect on the Corporation's financial condition or the results of its operations.

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

3.          SECURITIES:

            At December 31, 1998 and 1997, securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate market values at December 31, 1998 and 1997, were as follows:



1998
----
                                                        GROSS            GROSS         GROSS        APPROXIMATE
                                                      AMORTIZED       UNREALIZED    UNREALIZED         MARKET
                                                         COST            GAINS        LOSSES           VALUE
Available-for-sale:
  U.S. treasury securities and
    obligations of U.S. government
    corporations and agencies                        $  22,286,787    $  247,880    $  114,194     $  22,420,473
  Obligations of state and political
    subdivisions                                         1,094,267        18,473             -         1,112,740
  Federal Home Loan Bank stock                           3,193,600             -             -         3,193,600
                                                     -------------    ----------    ----------     -------------
                                                     $  26,574,654    $  266,353    $  114,194     $  26,726,813
                                                     =============    ==========    ==========     =============

Held-to-maturity:
  Obligations of state and political
    subdivisions                                     $   3,619,992    $   59,143    $   59,387     $   3,619,748
                                                     =============    ==========    ==========     =============


1997
----
                                                          GROSS           GROSS          GROSS      APPROXIMATE
                                                        AMORTIZED      UNREALIZED     UNREALIZED      MARKET
                                                           COST           GAINS         LOSSES         VALUE
Available-for-sale:
  U.S. treasury securities and
    obligations of U.S. government
    corporations and agencies                        $  30,132,241    $  317,549    $  165,945     $  30,283,845
  Obligations of state and political
    subdivisions                                         1,144,316         9,541           849         1,153,008
  Federal Home Loan Bank stock                           2,415,100             -             -         2,415,100
                                                     -------------    ----------    ----------     -------------
                                                     $  33,691,657    $  327,090    $  166,794     $  33,851,953
                                                     =============    ==========    ==========     =============

Held-to-maturity:
Obligations of state and political
subsivisions                                         $   7,627,126    $   43,507    $   32,859     $   7,637,774
                                                     =============    ==========    ==========     =============

       Interest income from securities for the years ended December 31, 1998, 1997 and 1996, consist of:


                                                            1998                 1997                1996
U.S. treasury securities                                $   139,297          $   165,720         $   421,236
Obligations of other U.S. government
  corporations and agencies                               1,545,155            2,105,423           2,622,980
Obligations of states and political
  subdivisions                                              282,161              387,097             479,174
Other securities                                            180,631              213,102              98,907
                                                        -----------          -----------         -----------
                                                        $ 2,147,244          $ 2,871,342         $ 3,622,297
                                                        ===========          ===========         ===========


       Gross realized gains and losses on all sales of securities for the years ended December 31, 1998, 1997 and 1996, are as follows:

                                                 1998                  1997                 1996
Gross realized gains:
  Available-for-sale                          $        -            $    1,982           $        -
                                              ==========            ==========           ==========

Gross realized losses:
Available-for-sale                            $        -            $        -           $    3,488
                                              ==========            ==========           ==========


       Debt securities at December 31, 1998, will mature on the following schedule:


                                                    AVAILABLE-FOR-SALE            HELD-TO-MATURITY
                                                    ------------------            ----------------
                                                               APPROXIMATE                  APPROXIMATE
                                                   BOOK          MARKET         BOOK           MARKET
                                                   VALUE         VALUE          VALUE          VALUE
Due in one year or less                        $  7,174,242   $  7,185,293   $   395,326   $   397,601
Due after one year through five years             1,991,375      2,022,623     2,824,666     2,881,534
Due after five years through ten years            5,816,366      5,860,695             -             -
Due after ten years                              11,592,671     11,658,202       400,000       340,613
                                               ------------   ------------   -----------   -----------
                                               $ 26,574,654   $ 26,726,813   $ 3,619,992   $ 3,619,748
                                               ============   ============   ===========   ===========

       Investment securities with book and market values of $8,238,621 and $8,256,203 at December 31, 1998, respectively and $4,918,255 and $4,953,389 at December 31, 1997, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

4.     LOANS:

       Major classifications of loans at December 31, 1998 and 1997, are summarized as follows:

                                                                        1998                        1997
Commercial                                                          $ 121,294,075              $ 108,985,440
Commercial real estate                                                115,203,849                125,357,908
Mortgage installment                                                  153,159,913                146,226,882
Installment consumer                                                   80,147,158                 72,751,994
Other loans                                                            17,102,345                  3,154,342
                                                                    -------------              -------------
                                                                      486,907,340                456,476,566
Less:
Unearned income                                                        (9,993,687)                (5,932,977)
  Allowance for loan losses                                           (10,252,508)                (9,153,823)
                                                                    $ 466,661,145              $ 441,389,766
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

       As described in Note 2, the acquisition of Premier Bank generated promissory notes to the sellers and noncompete agreements with the sellers, a related party. These notes can be summarized as follows at December 31, 1998:


Noncompete agreement, payable in yearly principal
  installments through January 2000                                    $    80,000


8% note, interest payments due quarterly, principal
  payments January 15, 2003 through January 15, 2008                       231,418


8% note, interest payments due quarterly, principal
  payments January 15, 2002 through January 15, 2008                     2,200,000
                                                                       -----------


                                                                       $ 2,511,418
                                                                       ===========

       Scheduled principal maturities of notes payable as of December 31, 1998, are:

                        1999                         $    40,000
                        2000                              40,000
                        2001                                   -
                        2002                             100,000
                        2003                             131,418
                 Thereafter                            2,200,000
                                                     -----------
                                                     $ 2,511,418
                                                     ===========


6.     PREMISES AND EQUIPMENT:

       Premises and equipment at December 31, 1998 and 1997, was comprised of the following:

                                                                        1998                   1997
Land                                                               $   1,892,120           $  1,763,220
Banking quarters                                                       7,720,215              6,951,635
Leasehold improvements                                                 1,515,708              1,195,989
Furniture and fixtures                                                 6,061,456              5,356,170
Construction in progress                                                 899,082                117,352
Automobiles                                                              361,257                378,996
                                                                   -------------           ------------
                                                                      18,449,838             15,763,362
Less accumulated deprecition and amortization                         (6,734,695)            (5,960,163)
                                                                   -------------           ------------
                                                                   $  11,715,143           $  9,803,199
                                                                   =============           ============


7.     DEPOSITS:

       The components of interest expense on deposits for the years ended December 31, 1998, 1997 and 1996, were:


                                                             1998                  1997                 1996
Interest bearing accounts:
  NOW                                                    $   1,054,950        $   1,556,528         $   1,400,414
  Money market transaction                                   1,584,073            1,132,337               950,906
  Savings                                                    1,210,700            1,241,428             1,185,304
  Certificates of deposit $100,000 and over                  3,070,421            3,093,701             2,080,723
  Other certificates of deposit                             10,905,359           10,853,955             9,560,456
                                                         -------------        -------------         -------------
                                                         $  17,825,503        $  17,877,949         $  15,177,803
                                                         =============        =============         =============

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

       Long-term debt at December 31, 1998 and 1997, was summarized as follows:


                                                                        1998                      1997
5.82% note, repaid February 15, 1998                              $            -             $   4,000,000
5.88% note, repaid May 20, 1998                                                -                 4,000,000
5.81% note, repaid December 2, 1998                                            -                 2,000,000
5.65% note, payable in monthly installments of
  $21,854 through July 1, 2003                                         1,039,901                 1,253,257
6.35% note, payable in monthly installments of
  $7,368 through September 1, 2013                                       842,357                   878,824
6.10% note, payable in monthly installments of
  $8,493 through July 1, 2008                                            733,432                   793,221
4.38% note, interest payments due monthly,
  principal due November 18, 2008                                      2,500,000                         -
4.74% note, interest payments due monthly,
  principal due November 20, 2008                                      3,000,000                         -
4.64% note, interest payments due monthly,
  principal due December 11, 2003                                      2,000,000                         -
4.56% note, interest payments due monthly,
  principal due December 8, 2008                                       2,000,000                         -
4.23% note, interest payments due monthly,
  principal due December 15, 2008                                      2,000,000                         -
5.50% note, interest payments due monthly,
  principal due January 4, 1999                                       20,000,000                         -
                                                                   -------------             -------------


                                                                   $  34,115,690             $  12,925,302
                                                                   =============             =============

       Scheduled principal maturities of long-term debt outstanding as of December 31, 1998, are:

                               1999                                                $20,303,605
                               2000                                                    321,755
                               2001                                                    340,993
                               2002                                                    361,383
                               2003                                                  2,249,693
                         Thereafter                                                 10,538,261
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

       Future minimum lease payments for these noncancelable operating leases, with a term in excess of one year, at December 31, 1998 for each of the years in the five year period ending December 31, 2001, and thereafter were as follows:

                                     1999                                    $ 169,074
                                     2000                                       61,491
                                     2001                                       15,138
                                     2002                                            -
                                     2003                                            -
                               Thereafter                                            -
                                                                             ---------
                                                                             $ 245,703
                                                                             =========


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

       A summary of the status of the Corporation's Plans as of December 31, 1998, 1997 and 1996, and changes during the years ended on those dates is presented below:

1998
----
                                                   KEY EXECUTIVE            OTHER KEY EXECUTIVES                    TOTAL
                                                   -------------            --------------------                -------------
                                                      WEIGHTED AVERAGE              WEIGHTED AVERAGE           WEIGHTED AVERAGE
                                                          EXERCISE                      EXERCISE                   EXERCISE
                                              OPTIONS      PRICE         OPTIONS         PRICE       OPTIONS        PRICE


Outstanding at beginning of year               3,600     $   53.07        19,298       $   72.19      22,898      $   69.19
Granted                                        1,800         61.21         6,000          115.00       7,800         102.59
Exercised                                          -             -        (2,698)          54.30      (2,698)         54.30
Forfeited                                          -             -        (1,877)          80.63      (1,877)         80.63
                                            --------     ---------     ---------       ---------   ---------      ---------
Outstanding at end of year                     5,400     $   55.78        20,723       $   86.15      26,123      $   79.87
                                            ========     =========     =========       =========   =========      =========


Options exercisable at year end                5,400     $   55.78         7,785       $   68.19      13,185      $   63.11
                                            ========     =========     =========       =========   =========      =========



Fair value of each option
  granted during the year                           $51.50                       $17.42
                                                    ======                       ======


1997
----


Outstanding at beginning of year               1,800     $   50.64        13,803       $   60.99      15,603      $   59.80

Granted                                        1,800         55.50         5,540          100.00       7,340          89.09


Exercised                                          -             -           (45)          60.00         (45)         60.00
                                            --------     ---------     ---------       ---------   ---------      ---------

Outstanding at end of year                     3,600     $   53.07        19,298       $   72.19      22,898      $   69.19
                                            ========     =========     =========       =========   =========      =========


Options exercisable at year end                3,600     $   53.07         7,434       $   55.63      11,034      $   54.79
                                            ========     =========     =========       =========   =========      =========




Fair value of each option
  granted during the year                         $46.99                                     $19.20
                                                  ======                                     ======

  1996
  ----

                                               KEY EXECUTIVE      OTHER KEY EXECUTIVE           TOTAL
                                               -------------     --------------------- ------------------------
                                                       WEIGHTED-             WEIGHTED-               WEIGHTED-
                                                       AVERAGE               AVERAGE                 AVERAGE
                                                       EXERCISE              EXERCISE                EXERCISE
                                           OPTIONS      PRICE     OPTIONS     PRICE      OPTIONS      PRICE

Outstanding at beginning of year            11,244     $ 38.27      9,900    $  54.44      21,144    $  45.84
Granted                                      1,800       50.64      4,980       71.67       6,780       66.07
Exercised                                  (11,244)      38.27     (1,077)      50.19     (12,321)      39.31
                                          --------     -------   --------    --------   ---------    --------
Outstanding at end of year                   1,800     $ 50.64     13,803    $  60.99      15,603    $  59.80
                                          ========     =======   ========    ========   =========    ========


Options exercisable at year end              1,800     $ 50.64      5,703    $  52.21       7,503    $  51.83
                                          ========     =======   ========    ========   =========    ========


Fair value of each option
  granted during the year                         $26.72                 $13.97
                                                  ======                 ======






The following table summarizes information about the Plans' stock options at December 31, 1998:




                                   OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                   -------------------                -------------------
                                NUMBER     WEIGHTED-AVERAGE         NUMBER        WEIGHTED
        RANGE OF             OUTSTANDING      REMAINING          EXERCISABLE      AVERAGE
     EXERCISE PRICES         AT 12/31/98   CONTRACTUAL LIFE      AT 12/31/98   EXERCISE PRICE

     *$50.64 - $61.21              5,400        9.0                 5,400        $  55.78

     $48.33 - $71.67               9,969        7.0                 6,136        $  58.44

    $100.00 - $115.00             10,754        9.6                 1,649        $ 106.99

*Compensation for the key executive.



Had compensation cost for the Corporation's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                           1998                        1997                        1996
                                --------------------------  --------------------------- ---------------------------
                                     AS                           AS                          AS
                                  REPORTED      PRO FORMA      REPORTED     PRO FORMA      REPORTED     PRO FORMA

Net income                       $ 8,206,419   $ 8,151,888   $ 6,830,174   $ 6,775,830   $ 5,963,262   $ 5,924,579

Net income per share             $      6.05   $      6.01   $      5.04   $      5.00   $      4.43   $      4.40

Net income per share,

  assuming dilution              $      6.02   $      5.98   $      5.03   $      4.99   $      4.43   $      4.40

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

12.    INCOME TAXES:

       The components of income tax expense for the years ended December 31, 1998, 1997 and 1996, were:

                                            1998            1997           1996
Current income taxes:
  Federal                               $ 4,211,321     $ 3,831,898     $ 3,461,877
  State                                     679,405         731,023         586,397
                                        -----------     -----------     -----------
                                          4,890,726       4,562,921       4,048,274
Deferred income tax benefit                (200,320)       (573,157)       (677,653)
                                        -----------     -----------     -----------
                                        $ 4,690,406     $ 3,989,764     $ 3,370,621
                                        ===========     ===========     ===========


       A reconciliation of expected federal tax expense based on the federal statutory rate of 34 percent to consolidated tax expense for the years ended December 31, 1998, 1997 and 1996, was as follows:

                                                                  1998                   1997                  1996
Tax at statutory rates                                        $  4,384,921         $  3,678,779            $  3,173,520
Tax increases (decreases) attributable to:
  Tax exempt interest                                             (121,401)            (131,613)               (180,099)
  State income tax less federal tax benefit                        399,101              482,475                 387,022
  Interest expense disallowed                                       34,757               38,813                  20,040
  Dividends                                                        (32,770)             (27,797)                (11,551)
  Option compensation                                               31,650               28,152                  10,200
  Goodwill amortization                                             68,226               36,031                  35,785
  Cash surrender value earnings                                    (71,505)             (66,718)                (58,557)
  Other                                                             (2,573)             (48,358)                 (5,739)
                                                              ------------         ------------            ------------

                                                              $  4,690,406         $  3,989,764            $  3,370,621
                                                              ============         ============            ============

       The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1998 and 1997, were as follows:

                                                                              1998                  1997
Deferred tax assets:
  Allowance for loan losses and other real estate owned                   $  3,652,946         $  3,162,045
  Deferred compensation                                                        376,719              355,992
                                                                          ------------         ------------

     Gross deferred tax assets                                               4,029,665            3,518,037
                                                                          ------------         ------------
Deferred tax liabilities:
  Depreciation                                                                 604,198              533,785
  Unrealized appreciation on available-for-sale securities                      57,820               60,469
  Core deposit intangible                                                      292,670              334,481
  FHLB stock                                                                   210,085              141,444
  Other                                                                        216,714                   -
                                                                          ------------         ------------

     Gross deferred tax liabilities                                          1,381,487            1,070,179
                                                                          ------------         ------------

Net deferred tax asset                                                    $  2,648,178         $  2,447,858
                                                                          ============         ============

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

* Combined with Greene County Bank in 1998

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
                                                                        ============       ============

16.         PARENT COMPANY FINANCIAL INFORMATION, CONTINUED:



                 CONDENSED STATEMENTS OF EARNINGS

                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                            1998              1997               1996
Revenue:

  Equity in undistributed earnings of subsidiary         $ 5,334,099       $ 3,902,503        $ 3,862,086
  Dividends from subsidiaries                              3,355,057         3,347,855          3,022,100
  Other income                                               147,130           126,212            107,871
                                                         -----------       -----------        -----------

    Total revenue                                          8,836,286         7,376,570          6,992,057

Related party interest expense                               197,557           247,215            160,718
Other expense                                                745,050           556,784            524,547
                                                         -----------       -----------        -----------

Income before income taxes                                 7,893,679         6,572,571          6,306,792

Income tax expense (benefit)                                (312,740)         (257,603)           343,530
                                                         -----------       -----------        -----------

Net income                                               $ 8,206,419       $ 6,830,174        $ 5,963,262
                                                         ===========       ===========        ===========

                CONDENSED STATEMENTS OF CASH FLOWS

                                                                            1998              1997              1996
Cash flows from operating activities:

  Net income                                                             $ 8,206,419       $ 6,830,174       $ 5,963,262
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed earnings of subsidiary                      (5,334,099)       (3,902,503)       (3,862,086)
      Depreciation and amortization                                          215,999           215,999           232,855
      Change in other assets                                                (281,713)          (71,344)          537,500
      Change in other liabilities                                            125,640           (30,959)          (22,236)
                                                                         -----------       -----------       -----------
        Net cash provided by operating activities                          2,932,246         3,041,367         2,849,295
                                                                         -----------       -----------       -----------

Cash flows from investing activities:
  Acquisition of bank                                                              -                 -          (708,582)
  Increase in cash surrender value of life insurance contracts                (9,439)           (9,416)           (6,128)
                                                                         -----------       -----------       -----------
        Net cash used by investing activities                                 (9,439)           (9,416)         (714,710)
                                                                         -----------       -----------       -----------

Cash flows from financing activities:

  Capital contributed to subsidiary                                                -          (500,000)                -
  Proceeds from issuance and sale of common stock                            189,848             2,701           484,366
  Repayments of related party debt                                           (50,000)          (50,000)          (50,000)
  Repayments of debt                                                               -                 -          (327,239)
  Dividends paid                                                          (3,117,842)       (2,600,640)       (2,328,858)
                                                                         -----------       -----------       -----------
        Net cash used by financing activities                             (2,977,994)       (3,147,939)       (2,221,731)
                                                                         -----------       -----------       -----------

Net decrease in cash                                                         (55,187)         (115,988)          (87,146)
Cash at beginning of year                                                    983,385         1,099,373         1,186,519
                                                                         -----------       -----------       -----------
Cash at end of year                                                      $   928,198       $   983,385       $ 1,099,373
                                                                         ===========       ===========       ===========

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

       SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - Fair values of securities sold under agreements to repurchase are based on quoted market prices.

       The estimated fair values of the Corporation's financial instruments at December 31, 1998 and 1997, were as follows (rounded to the nearest thousand):

                                                           1998                                       1997
                                                           ----                                       ----
                                             CARRYING                FAIR               CARRYING               FAIR
                                              VALUE                  VALUE               VALUE                 VALUE
                                              -----                  -----               -----                 -----
Financial assets:

  Securities                               $  30,347,000          $  30,347,000       $  41,479,000         $  41,490,000
  Federal funds sold                          24,300,000             24,300,000           5,500,000             5,500,000
  Loans, net                                 466,661,000            467,521,000         441,390,000           438,824,000

Financial liabilities:

  Deposits                                 $ 459,183,000          $ 442,375,000       $ 461,729,000         $ 444,939,000
  Securities sold under agreements
    to repurchase                              2,416,000              2,416,000           1,414,000             1,414,000
  Federal funds purchased                      4,800,000              4,800,000                   -                     -
  Long-term debt                              34,116,000             34,145,000          12,925,000            12,917,000
  Related party notes payable                  2,511,000              2,465,000           2,561,000             2,561,000



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

       The following is a reconciliation of the numerators and denominators used in the basic and diluted earnings per share computations for the years ended December 31, 1998, 1997 and 1996:

                                      1998                                  1997                                 1996
                                      ----                                  ----                                 ----
                          INCOME               SHARES           INCOME              SHARES           INCOME              SHARES
                        -----------         -------------     -----------        -------------     -----------        ------------
                        (NUMERATOR)         (DENOMINATOR)     (NUMERATOR)        (DENOMINATOR)     (NUMERATOR)        (DENOMINATOR)
BASIC EPS

Income available
  to common
  shareholders          $ 8,206,419           1,355,498       $ 6,830,174          1,354,498       $ 5,963,262          1,344,852

EFFECT OF DILUTIVE
SECURITIES
Stock options
  outstanding                     -               7,782                 -              4,109                 -              2,664
                        -----------         -----------       -----------        -----------       -----------        -----------

DILUTED EPS
Income available
  to common
  shareholders
  plus assumed
  conversions           $ 8,206,419           1,363,280       $ 6,830,174          1,358,607       $ 5,963,262          1,347,516
                        ===========         ===========       ===========        ===========       ===========        ===========




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

1998                                    BANK                  OTHER              ELILMINATIONS            TOTAL
Interest income                     $  45,035,584         $   8,424,664         $   (2,667,792)        $  50,792,456
Interest expense                       18,374,592             2,865,348             (2,667,792)           18,572,148
                                    -------------         -------------         --------------         -------------
Net interest income                 $  26,660,992         $   5,559,316         $            -         $  32,220,308
                                    =============         =============         ==============         =============

Provision for loan losses           $   1,468,533         $   1,948,477         $            -         $   3,417,010
Noninterest income                      3,871,232             1,571,161               (886,904)            4,555,489
Noninterest expense                    15,757,712             4,978,006               (273,756)           20,461,962
Income tax expense                      4,616,824                73,582                      -             4,690,406
                                    -------------         -------------         --------------         -------------

Segment net income                  $   8,689,155             $ 130,412         $     (613,148)        $   8,206,419
                                    =============         =============         ==============         =============

Segment assets                      $ 567,732,386         $ 100,471,188         $ (100,024,049)        $ 568,179,525
                                    =============         =============         ==============         =============

1997

Interest income                     $  45,095,525         $   5,477,748         $   (1,568,475)        $  49,004,798
Interest expense                       18,962,133             1,750,274             (1,568,475)           19,143,932
                                    -------------         -------------         --------------         -------------
Net interest income                 $  26,133,392         $   3,727,474         $            -         $  29,860,866
                                    =============         =============         ==============         =============

Provision for loan losses               2,816,227             3,136,978                      -             5,953,205
Noninterest income                      2,439,416               966,171                515,529             3,921,116
Noninterest expense                    13,795,797             3,471,074               (258,032)           17,008,839
Income tax expense                      4,712,409              (722,645)                     -             3,989,764
                                    -------------         -------------         --------------         -------------

Segment net income                  $   7,248,376         $   1,191,763         $      773,561         $   6,830,174
                                    =============         =============         ==============         =============

Segment assets                      $ 532,305,851         $  76,545,128         $  (74,749,278)        $ 534,010,701
                                    =============         =============         ==============         =============

1996

Interest income                     $  38,096,534         $   2,124,082         $     (699,890)        $  39,520,726
Interest expense                       15,693,015               831,395               (699,890)           15,824,520
                                    -------------         -------------         --------------         -------------
Net interest income                 $  22,403,519         $   1,292,687         $            -         $  23,696,206
                                    =============         =============         ==============         =============

Provision for loan losses           $   2,353,500         $     619,693         $            -         $   2,973,193
Noninterest income                      3,484,299               427,657               (501,176)            3,410,780
Noninterest expense                    13,733,290             1,424,878               (358,258)           14,799,910
Income tax expense                      2,913,354               457,267                      -             3,370,621
                                    -------------         -------------         --------------         -------------

Segment net income                  $   6,887,674         $    (781,494)        $     (142,918)        $   5,963,262
                                    =============         =============         ==============         =============

Segment assets                      $ 475,417,557         $  57,421,739         $  (54,790,990)        $ 478,048,306
                                    =============         =============         ==============         =============

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


                                    Sales Price at    Dividends Declared
                                     Quarter-End         Per Share (2)
                                     -----------         -------------

FISCAL 1997:
   First quarter               $         76.67(1)        $    0.416(1)
   Second quarter                        76.67(1)             0.417(1)
   Third quarter                         83.33(1)             0.417(1)
   Fourth quarter                       100.00                0.670
                                                         ----------
                                                         $    1.920
                                                         ==========

FISCAL 1998:
   First quarter               $        110.00           $    0.500
   Second quarter                       110.00                0.500
   Third quarter                        115.00                0.500
   Fourth quarter                       115.00                0.800
                                                         ----------
                                                         $    2.300
                                                         ==========

-------------------

(1) The sales price and dividend information has been restated to reflect the effect of the Company's 3-for-1 stock split effected as a stock dividend in October 1997.

(2) For information regarding restrictions on the payment of dividends by the Bank to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" in this Annual Report. See also Note 14 of Notes to Consolidated Financial Statements.