Form 10-K, Exhibit 13
period 1999-12-31
GREENE COUNTY BANCSHARES INC
filed 2000-03-27
CIK 764402

SELECTED FINANCIAL DATA

                                                            1999           1998          1997          1996           1995
                                                            ----           ----          ----          ----           ----
                                                                   (In thousands of dollars, except per share data)
Total interest income ....................................   $  55,230     $  50,792     $  49,005     $  39,521     $  31,387
Total interest expense ...................................      19,742        18,572        19,144        15,825        13,444
                                                             ---------     ---------     ---------     ---------     ---------
Net interest income ......................................      35,488        32,220        29,861        23,696        17,943
Provision for loan losses ................................      (3,133)       (3,417)       (5,953)       (2,973)       (1,424)
                                                             ---------     ---------     ---------     ---------     ---------
Net interest income after provision for loan losses ......      32,355        28,803        23,908        20,723        16,519
Non-interest income:
  Investment securities gains ............................          --            --             2            --             1
  Other income ...........................................       6,331         4,555         3,919         3,411         2,597
Non-interest expense .....................................     (24,611)      (20,462)      (17,009)      (14,800)      (11,257)
                                                             ---------     ---------     ---------     ---------     ---------
Income before income taxes ...............................      14,075        12,897        10,820         9,334         7,860
Income tax expense .......................................      (5,250)       (4,690)       (3,990)       (3,371)       (2,752)
                                                             ---------     ---------     ---------     ---------     ---------
Net income ...............................................   $   8,825     $   8,207     $   6,830     $   5,963     $   5,108
                                                             =========     =========     =========     =========     =========
Per Share Data:1
  Net income, basic ......................................   $    6.50     $    6.05     $    5.04     $    4.43     $    3.83
  Net income, assuming dilution ..........................   $    6.44     $    6.02     $    5.03     $    4.43     $    3.82
  Dividends declared .....................................   $    2.60     $    2.30     $    1.92     $    1.72     $    1.53
  Book value .............................................   $   44.70     $   40.81     $   37.00     $   33.76     $   30.94

Financial Condition Data:
  Assets .................................................   $ 656,012     $ 568,179     $ 534,102     $ 478,048     $ 420,581
  Loans, net .............................................   $ 546,897     $ 466,661     $ 441,390     $ 381,272     $ 293,834
  Cash and investment securities .........................   $  72,223     $  49,939     $  62,166     $  73,713     $  83,998
  Federal funds sold .....................................   $      --     $  24,300     $   5,500     $      --     $  23,800
  Deposits ...............................................   $ 522,382     $ 459,183     $ 461,728     $ 408,722     $ 365,951
  Long-term debt .........................................   $  46,309     $  36,627     $  15,487     $  15,806     $   3,448
  Other borrowed funds ...................................   $   2,961     $   2,416     $   1,414     $   3,272     $   4,784
  Shareholders' equity ...................................   $  60,772     $  55,386     $  50,113     $  45,725     $  41,074

Selected Ratios:
  Interest rate spread ...................................        5.90%         5.96%         5.70%         5.16%         4.57%
  Net yield on interest-earning assets ...................        6.39%         6.53%         6.21%         5.65%         5.09%
  Return on average assets ...............................        1.47%         1.56%         1.33%         1.32%         1.35%
  Return on average equity ...............................       14.90%        15.63%        13.93%        13.23%        13.17%
  Average equity to average assets .......................        9.89%         9.97%         9.55%         9.94%        10.24%
  Dividend payout ratio ..................................       40.02%        37.99%        38.08%        39.05%        40.17%
  Ratio of nonperforming assets to total assets...........        0.96%         1.15%         0.81%         0.49%         0.57%
  Ratio of allowance for loan losses to
    nonperforming assets .................................      163.48%       156.34%       210.15%       315.27%       225.05%
  Ratio of allowance for loan losses to total loans.......        1.81%         2.11%         2.01%         1.87%         1.55%

1 Amounts have been restated to reflect the effect of the Company's 3-for-1 stock split effected in October 1997.

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

General

     Greene County Bancshares, Inc. (the "Company") was formed in 1985 and serves as the bank holding company for Greene County Bank ("GCB"), which is a Tennessee-chartered commercial bank that conducts the principal business of the Company. The Company also wholly owned American Fidelity Bank, whose assets were combined with GCB during 1996, and Premier Bank of East Tennessee, whose assets were combined with GCB in 1998. In addition to its commercial banking operations, GCB conducts separate businesses through four wholly-owned subsidiaries: Superior Financial Services, Inc. ("Superior Financial"), a consumer finance company; Superior Mortgage Company ("Superior Mortgage"), a mortgage banking company; GCB Acceptance Corporation ("GCB Acceptance"), a consumer finance company specializing in subprime automobile lending; and Fairway Title Co., a title company.

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

     As part of its overall growth plans, the Company opened branches of GCB during 1999 in Monroe and Blount Counties of Tennessee. In addition, during 1999, GCB moved to a newer and much improved facility in Sullivan County, Tennessee. During 2000, the Company has opened a GCB branch in Hawkins County, Tennessee and an additional branch in Sullivan County, Tennessee. Further, the Company intends to open a GCB branch in Loudon County, Tennessee and an additional branch in Blount County, Tennessee during the remainder of 2000. In addition to Tennessee, the Company intends to pursue opportunities to establish GCB branches in Virginia and North Carolina. The Company's ability to expand the presence of GCB outside of Tennessee will depend in part upon the receipt of approvals by banking regulators of other states, which cannot be assured, and the availability of branch locations that are desirable to the Company.

Liquidity and Capital Resources

     Liquidity. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank. Applicable Tennessee statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payments are subject to the continuing ability of the Bank to maintain compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a "well-capitalized" institution. In addition, the Company maintains lines of credit totaling $30 million with the Federal Home Loan Bank of Cincinnati and federal funds lines of credit totaling $45 million at six correspondent banks. Of these lines, the Company had $48.4 million available at December 31, 1999.

     In 1999, operating activities of the Company provided $11,624,179 of cash flows, reflecting net income of $8,825,258 and adjusted to include non-cash operating expenses such as $3,133,379 in provision for loan losses and amortization and depreciation of $1,303,697, and exclude non-cash operating income, such as $2,284,462 in the increased cash surrender value of life insurance contracts and $2,953,819 in the net change in accrued interest and other liabilities. Cash flows from operating activities were also increased by the proceeds from the sale of available-for-sale loans of $61,534,853, offset in part by cash used to originate available-for-sale loans of $57,165,828. This increase in overall activity in available-for-sale loans from 1998 and 1997 reflects growth in mortgages originated and sold by GCB's subsidiary, Superior Mortgage, as borrowers sought to lock in fixed-rate mortgages in a rising interest rate environment.

     Investing activities, including lending, used $93,056,245 of the Company's cash flow, a 290.7% increase from 1998 levels. Origination of loans held to maturity net of principal collected used $89,988,893 in funds, up from $32,487,992 in 1998 as the Company's loan originations increased as a result of the Company's expansion of branches into additional areas of East Tennessee and the Company's hiring of experienced lending officers in targeted market areas. Cash flows used by investing activities were offset in part by the maturity of the Company's available-for-sale securities to a greater extent than the Company's purchases of additional securities. The use of cash by investing activities also resulted in part from the Company's investment in premises and equipment of $8,055,485 primarily to furnish the new branches of GCB.

     Net additional cash inflows of $82,095,098 were provided by financing activities, an increase of $60,669,246 from 1998 levels. The increase was attributable primarily to deposit inflow from certificates of deposit of $42,273,058 and non-certificate deposits of $26,149,253 as well as from $6,820,000 in federal funds purchased. This increase in deposit inflow as compared to 1998 was attributable to the Company's payment of competitive interest rates and its branch expansion throughout East Tennessee. Cash provided by financing activities also included the Company's reliance on long-term debt of $79,000,000 during 1999, of which $69,277,626 was repaid during the year. As in prior years, the

Company's cash flow from financing activities was decreased by the Company's dividend payments during 1999 of $3,531,612.

     Capital Resources. The Company's capital position is reflected in its shareholders' equity, subject to certain adjustments for regulatory purposes.
Shareholders' equity, or capital, is a measure of the Company's net worth, soundness and viability. The Company's capital continued to exceed regulatory requirements at December 31, 1999 and its record of paying dividends to its stockholders continued uninterrupted during 1999. Management believes the capital base of the Company allows it to take advantage of business opportunities while maintaining the level of resources deemed appropriate by management of the Company to address business risks inherent in the Company's daily operations.

     Shareholders' equity on December 31, 1999 was $60,772,367, an increase of $5,386,569 or 9.73%, from $55,385,798 on December 31, 1998. The increase in shareholders' equity arises primarily from net income for 1999 of $8,825,258 ($6.50 per share, or $6.44 per share assuming dilution), and proceeds from the exercise of stock options during 1998 totaling $157,025. This increase was offset in part by quarterly dividend payments during 1999 that totalled $3,531,612 ($2.60 per share).

     Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board (the "FRB") and the Federal Deposit Insurance Corporation ("FDIC") require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of stockholders' equity, less goodwill) and total capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital. At December 31, 1999, the Company and the Bank each satisfied their respective minimum regulatory capital requirements, and the Bank was "well-capitalized" within the meaning of federal regulatory requirements.

Asset/Liability Management

     The operations and profitability of the Company are largely impacted by changes in interest rates and management's ability to control interest rate sensitivity. Management believes that its asset/liability strategy reduces the risk associated with fluctuation in interest rates. The Company strives to be neither asset sensitive nor liability sensitive by relying upon a mix of fixed rate and variable rate products. At December 31, 1999, approximately 38.6% of the Company's gross loans had adjustable rates. The Company has a mixture of fixed rate loans and loans tied to its Prime Rate and the investment portfolio also has a substantial amount of adjustable-rate securities. It is management's belief that while this mixture may not give maximum returns under certain market conditions, it can prevent severe swings in earnings under other conditions. Management believes the Company is somewhat asset sensitive; therefore, in a falling rate environment earnings will tend to fall, while in a rising rate environment earnings will tend to improve. Despite the implementation of strategies to achieve a matching position of assets and liabilities and to reduce the exposure to fluctuating interest rates, the results of operations of the Company will remain subject to the level and movement of interest rates.

Changes in Results of Operations

     Net income. Net income for 1999 was $8,825,258, an increase of $618,839 or 7.54% as compared to net income of $8,206,419 for 1998. The increase resulted primarily from an increase in net interest income of $3,267,503 or 10.14%, to $35,487,811 in 1999 from $32,220,308 in 1998, and an increase in non-interest income of $1,775,793, or 38.98%, to $6,331,282 in 1999 from $4,555,489 in 1998. The increase in net interest income primarily reflects an increased volume of loans that offset the dollar effects of spread compression as the average yield on interest-earning assets declined to a greater extent than the average rate on the Company's interest-bearing liabilities. These changes were offset in part by the $4,148,650, or 20.27% increase in non-interest expense to $24,610,612 in 1999 from $20,461,962 in 1998, attributable primarily to increases in salaries and benefits and in other expenses.

     Net income for 1998 was $8,206,419, an increase of $1,376,245 or 20.15% as compared to net income of $6,830,174 for 1997. The increase resulted primarily from an increase in net interest income of $2,359,442, or 7.90%, to $32,220,308 in 1998 from $29,860,866 in 1997, and an increase in non-interest income of $634,373, or 16.18%, to $4,555,489 in 1998 from $3,921,116 in 1997. The increase in net interest income primarily reflects an increase in interest income attributable to loan growth and a decrease in interest expense associated with reliance on lower-cost debt. These changes were offset in part by the $3,453,123, or 20.30% increase in non-interest expense to $20,461,962 in 1998 from $17,008,839 in 1997, attributable primarily to increases in salaries and benefits and in other expenses.

     Net Interest Income. The largest source of earnings for the Company is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected in part by management's responses to changes in interest rates through asset/liability management. During 1999, net interest income was $35,487,811 as compared to $32,220,308 in 1998, an increase of 10.14%. This increase was due primarily to an increase from 1998 in the average balance of interest-earning assets that offset the effects of a decline in average rates earned on such assets. In addition, the increase in net interest income was also attributable to the decline in the average rate of interest-bearing liabilities to 4.04% in 1999 from 4.34% in 1998 that offset in large part the cost of the Company's increased reliance during 1999 of deposits to fund loan growth. Among such liabilities, the Company increased its average level of deposits to $460,450,076 in 1999 from $416,647,345 in 1998 while the average rate paid declined to 3.97% in 1999 from 4.28% in 1998.

     Net interest income for 1998 was $32,220,308 as compared to $29,860,866 in 1997, an increase of 7.90%. This increase was due primarily to an increase in loan volume and lower deposit rates on non-time deposits. The loan volume increase was also due in part to the Company's implementation during 1998 of more competitive commercial loan rates. At the same time, the Company's net interest margin increased in 1998 to 6.53% from 6.21% in 1997. This increase in net interest margin reflects a reduction in the cost of interest-bearing liabilities, as well as a slight increase in loan yield. Contributing to the growth in net interest income during 1998 was the decline in cost of funds, as reflected in the lower amount of interest expense in 1998 despite an increase in average total deposits.

     Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. An indication of the effectiveness of an institution's net interest income management is its "net yield on interest-earning assets," which is net interest income divided by average interest-earning assets.

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

                                   1999                                1998                                 1997
                    -----------------------------------  ----------------------------------  -----------------------------------
                       Average     Revenue/    Yield/       Average      Revenue/   Yield/      Average       Revenue/   Yield/
                       Balance      Expense     Rate        Balance      Expense     Rate       Balance       Expense     Rate
                       -------      -------     ----        -------      -------     ----       -------       -------     ----

Interest-earning
assets:
Loans1
-----
Commercial......... $ 246,370,459 $23,702,345    9.62%   $ 235,166,862 $ 21,002,417  8.93%   $ 240,601,635  $ 21,476,951  8.93%
Installment - net2.   264,096,187  24,771,213    9.38%     207,718,394   23,064,331 11.10%     190,304,270    22,024,965 11.57%
Fees on loans......            --   4,313,933                       --    3,754,124                     --     2,502,460
                    ------------- -----------            ------------- ------------          -------------  ------------
  Total loans
   (including fees).$ 510,466,646 $52,787,491   10.34%   $ 442,885,256 $ 47,820,872 10.80%   $ 430,905,905  $ 46,004,376 10.68%
                    ------------- -----------            ------------- ------------          -------------  ------------

Investment securities3
---------------------
Taxable............ $  23,760,807 $ 1,440,021    6.06%   $  29,326,409 $  1,865,083  6.36%   $  38,079,718  $  2,467,835  6.48%
Tax-exempt4........     4,084,851     159,747    3.91%       6,250,730      282,161  4.51%       9,210,719       403,507  4.38%
                    ------------- -----------            ------------- ------------          -------------  ------------
  Total investment
    securities..... $  27,845,658 $ 1,599,768    5.75%   $  35,577,139 $  2,147,244  6.04%   $  47,290,437  $  2,871,342  6.07%
                    ------------- -----------            ------------- ------------          -------------  ------------

Other short-term
  investments..........17,308,893     842,519    4.87%      14,808,885      824,340  5.57%       2,409,152       129,080  5.36%
                    ------------- -----------            ------------- ------------          -------------  ------------
  Total interest-
    earning assets. $ 555,621,197 $55,229,778    9.94%   $ 493,271,280 $ 50,792,456 10.30%   $ 480,605,494  $ 49,004,798 10.20%
                    ------------- -----------            ------------- ------------          -------------  ------------

Non-interest-earning
assets:
Cash and due from
 banks............. $  22,251,793                        $  17,855,077                       $  17,589,326
Premises and
  equipment........    12,936,091                            9,968,183                           9,355,616
Other, less
  allowance
  for loan losses..     8,001,783                            5,346,239                           5,945,568
                    -------------                        -------------                       -------------
  Total
    non-interest-
    earning assets. $  43,189,667                        $  33,169,499                       $  32,890,510
                    -------------                        -------------                       -------------
  Total average
    assets......... $ 598,810,864                        $ 526,440,779                       $ 513,496,004
                    =============                        =============                       =============

----------------------------
1 Average loan balances include nonaccrual loans. Interest income collected on nonaccrual loans has been included.
2    Installment loans are stated net of unearned income.
3 The average balance of and the related yield associated with securities available for sale are based on the cost of such securities.
4    Tax exempt income has not been adjusted to tax-equivalent basis.

                                   1999                                1998                                 1997
                     ----------------------------------  ----------------------------------  -----------------------------------
                        Average      Revenue/   Yield/      Average      Revenue/   Yield/      Average       Revenue/   Yield/
                        Balance      Expense     Rate       Balance      Expense     Rate       Balance       Expense     Rate
                        -------      -------     ----       -------      -------     ----       -------       -------     ----
Interest-bearing
liabilities:
Deposits
--------
  Savings, NOW
    Accounts, and
    Money markets... $ 187,057,749 $  4,628,485 2.47%    $ 160,775,161 $  3,849,723  2.39%   $ 150,088,946  $  3,930,293  2.62%
  Time deposits.....   273,392,327   13,670,956 5.00%      255,872,184   13,975,781  5.46%     253,840,096    13,947,656  5.49%
                     ------------- ------------            -----------   ----------            -----------    ----------

     Total deposits. $ 460,450,076 $ 18,299,441 3.97%    $ 416,647,345 $ 17,825,503  4.28%   $ 403,929,042  $ 17,877,949  4.43%

Securities sold
  under repurchase
  agreement and
  short-term
  borrowings........     7,326,106     318,308  4.34%        2,943,827      115,784  3.93%       4,949,115       236,553  4.78%

Debt ...............    21,401,383   1,124,218  5.25%        8,503,098      630,861  7.42%      16,147,018     1,029,430  6.38%
                      ------------ -----------  ----     ------------- ------------           ------------  ------------

Total interest-
  bearing
  liabilities....... $ 489,177,565 $19,741,967  4.04%    $428,094,270  $ 18,572,148  4.34%    $425,025,175  $ 19,143,932  4.50%
                                                         ------------  ------------           ------------  ------------
Non-interest-bearing
liabilities:
  Demand deposits... $  42,277,708                       $ 39,821,855                         $ 33,540,018
  Other liabilities.     8,112,432                          6,033,556                            5,904,610
                     -------------                       ------------                         ------------
  Total liabilities. $  50,390,140                       $ 45,855,411                         $ 39,444,628

  Stockholders'
    equity..........    59,243,159                         52,491,098                           49,026,201
                     -------------                       ------------                         ------------
Total liabilities
 and stockholders'
 equity............. $ 598,810,864                       $ 526,440,779                       $ 513,496,004
                     =============                       =============                       =============
Net interest income.               $35,487,811                         $ 32,220,308                         $ 29,860,866
                                   ===========                         ============                         ============

Margin analysis:
  Interest rate
    spread..........                            5.90%                                5.96%                                5.70%

Net yield on
   interest-earning
   assets (net interest
   margin)..........                            6.39%                                6.53%                                6.21%
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

                                                  1999 vs. 1998                             1998 vs. 1997
                                  ------------------------------------------  ------------------------------------------
                                                           Rate/     Total                             Rate/     Total
                                    Volume      Rate      Volume    Change     Volume       Rate      Volume     Change
                                    ------      ----      ------    ------     ------       ----      ------     ------
                                                                           (In thousands)
Interest Income:
   Loans net of unearned income    $ 7,297    $(2,022)   $  (309)   $ 4,966    $ 1,278    $   523    $    15    $ 1,816
   Investment securities:
     Taxable ...................      (359)       (88)        17       (430)      (567)       (46)        11       (602)
     Tax exempt ................       (92)       (38)        13       (117)      (130)        12         (4)      (122)
   Other short-term investments        139       (104)       (17)        18        664          5         26        695
                                   -------    -------    -------    -------    -------    -------    -------    -------
  Total interest income ........     6,985     (2,252)      (296)     4,437      1,245        494         48      1,787
                                   -------    -------    -------    -------    -------    -------    -------    -------
Interest Expense:
   Savings, NOW accounts, and
     Money market accounts .....       630        128         21        779        280       (336)       (24)       (80)
   Time deposits ...............       957     (1,181)       (81)      (305)       111        (83)        (1)        27
   Short-term borrowings .......       172         12         18        202        (96)       (42)        17       (121)
   Debt ........................       957       (184)      (279)       494       (487)       169        (80)      (398)
                                   -------    -------    -------    -------    -------    -------    -------    -------
   Total interest expense ......     2,716     (1,225)      (321)     1,170       (192)      (292)       (88)      (572)
                                   -------    -------    -------    -------    -------    -------    -------    -------
Net interest income ............   $ 4,269    $(1,027)   $    25    $ 3,267    $ 1,437    $   786    $   136    $ 2,359
                                   =======    =======    =======    =======    =======    =======    =======    =======

     At December 31, 1999, loans outstanding and loans available-for-sale, net of unearned income and allowance for loan losses, were $546.9 million compared to $466.7 million at 1998 year end. The increase is primarily due to increases in lending activity through the addition in 1999 of experienced lenders who had previously worked at other banks in the same communities in which the Company opened branches. The combination of additional lenders, first-hand knowledge of the local lending market and competitive loan rates helped the Company to increase loan volume sufficiently to overcome the adverse effect on income of lower loan rates in the market. Average outstanding loans, net of unearned interest, for 1999 were $510.5 million, an increase of 15.26% from the 1998 average of $442.9 million. The average outstanding loans for 1997 were $430.9 million. The growth in average loans for the past three years can be attributed to the Company's continuing market expansion into surrounding counties through the Company's branch network and to the development of its other financing businesses and indirect financing. During 1999, the Company continued its expansion with new branches in Monroe and Blount Counties and moved operations of an existing branch in Sullivan County to a new facility. In addition, the loan growth in 1999 was attributable to a new management group that joined the Company. For 2000, the Company continued its expansion throughout East Tennessee by establishing an additional branch in Sullivan County and a branch in Hawkins County. During 1998, the marginal increase in interest income can be attributed to the decrease in the prime rate during the latter part of 1998.

     Average investment securities for 1999 were $27.8 million, compared to $35.6 million in 1998, and $47.3 million in 1997. In 1999, the average yield on investments was 5.75%, a decrease from the 6.04% yield in 1998 and the 6.07% yield in 1997. This decline in 1999 reflects the prepayment of a substantial amount of loans underlying the adjustable-rate securities, and thus the amortization of the associated premiums, as borrowers tended to refinance their adjustable-rate loans with fixed rate loans. Income provided by the investment portfolio in 1999 was $1,599,768 as compared to $2,147,244 in 1998, and $2,871,342 in 1997. The decline in the average balance of investment securities from 1998 to 1999 was the result of the Company's use of proceeds from the maturities of available-for-sale securities to fund higher-yielding loans.

     Provision for Loan Losses. The Company's provision for loan losses decreased $283,631, or 8.3%, to $3,133,379 in 1999 from $3,417,010 in 1998. The decrease in the provision for loan losses is primarily attributable to the Company's assessment of the risk of collection inherent in its existing loan portfolio. The ratio of non-performing assets to total assets decreased to 0.96% at December 31, 1999 as compared to 1.15% at December 31, 1998. Management attributes the decline in non-performing assets to the Company's increased emphasis on collection efforts, including the recruitment of an experienced collection professional. As a result, despite the Company's reduced provision for loan losses in 1999 as compared to 1998, the ratio of the Company's allowance for loan losses to non-performing assets increased in 1999 to 163.48% from 156.34% in 1998.

     The Company's provision for loan losses in 1998 decreased by $2,536,195, or 42.6%, to $3,417,010 in 1998 from $5,953,205 in 1997. The decrease in the provision for loan losses is primarily attributable to a reduction in problem loans associated with Superior Financial in prior years and management's assessment of the reduced risk profile in its existing portfolio. The ratio of loans 30 days or more past due to total gross loans for consumer loans originated by Superior Financial decreased from 5.12% at December 31, 1997 and increased from 2.58% at December 31, 1998 to 2.88% at December 31, 1999.
Management of the Company believes that these past due and nonperforming loans originated by its consumer finance subsidiary reflect the risk inherent in this type of business. However, management also believes this risk is also offset by the net benefits attributable to operation of the finance company, including a higher net yield on these types of loans, market penetration and diversification of the Company's activities into non-traditional lending areas.

     To further manage its credit risk on loans, the Company maintains a "watch list" of loans that, although currently performing, have characteristics that require closer supervision by management. At December 31, 1999, the Company had identified $5.9 million in loans that were placed on its "watch list," a significant decrease from $11.2 million as of December 31, 1998 because of an enhanced risk rating system for loans and better identification of potential problem loans.

     Non-Interest Income. Income that is not related to interest-earning assets, consisting primarily of service charges, commissions and fees, has become more important as increases in levels of interest-bearing deposits and other liabilities make it more difficult to maintain interest rate spreads.

     Total non-interest income for 1999 increased to $6,331,282 as compared to $4,555,489 in 1998 and $3,921,116 in 1997. The largest components of non-interest income are service charges, commissions and fees, which totaled $5,490,747 in 1999, $4,013,389 in 1998 and $3,312,347 in 1997. The increase from
1998 to 1999 reflects the increase in deposit growth of the Company, which has associated service charges and commissions, and also management's continued focus on enhancing fee income.

     Non-Interest Expense. Control of non-interest expense also is an important aspect in managing net income. Non-interest expense includes, among others, personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage and Federal Deposit Insurance Corporation assessments. Total non-interest expense was $24,610,612 in 1999, compared to $20,461,962 in 1998 and $17,008,839 in 1997.

     Personnel costs are the primary element of the Company's non-interest expenses. In 1999, salaries and benefits represented $14,338,677 or 58.3% of total non-interest expenses. This was an increase of $2,879,909 or 25.1% over 1998's total of $11,458,768. Personnel costs for 1998 increased $1,933,566 or 20.3% over 1997's total of $9,525,202.
These increases reflect the increased staffing needs of the Company's continued expansion of the GCB and subsidiary branch network throughout East Tennessee. The higher costs in 1999 were also attributable to the usually higher expense of hiring and retaining more seasoned lending personnel in 1999 as part of the Company's overall goal to increase loan growth without a decline in the overall quality of loans being originated. Overall, the number of full-time equivalent employees at December 31, 1999 was 363 versus 307 at December 31, 1998, an increase of 18.2%.

     Occupancy and furniture and equipment expense exhibited the same upward trend during the past three years as did personnel costs due to essentially the same reasons referenced above. At December 31, 1999, the Company had 48 branches compared to 35 branches at December 31, 1998.

     Other expenses increased $556,550 or 11.4% from 1998 to 1999. The increase was primarily attributable to higher operating expenses associated with additional branches, an increase in advertisements as part of the Company's deposit and loan growth program and increased foreclosure costs associated with more aggressive loan collection efforts. The increase from 1997 to 1998 was $675,533, or 16.11%.

Changes in Financial Condition

     Total assets at December 31, 1999 were $656.0 million, an increase of $87.8 million, or 15.5%, over 1998's year end total assets of $568.2 million. Average assets for 1999 were $598.8 million, an increase of $72.4 million or 13.8% over 1998 average assets of $526.4 million. This increase was primarily the result of an increase in the average balance of loans to $510,466,646 in 1999 as compared to an average balance of $442,885,256 in 1998. This increase was offset in part by the decline in the average balance of investment securities to $27,845,658 in 1999 from $35,577,139 in 1998, as the Company shifted its funding focus to loans because of the relatively higher yields available and because of the loan demand generated by its additional lending personnel. Return on average assets was 1.47% in 1999, as compared to 1.56% in 1998 and 1.33% in 1997, reflecting the Company's compressed net interest margin over prior years in a period of continuing asset growth and increasing non-interest expense.

     Earning assets consist of loans, investment securities and short-term investments that earn interest. Average earning assets during 1999 were $555.6 million, an increase of 12.6% from an average of $493.3 million in 1998.

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

     The Company maintains an investment portfolio to provide liquidity and earnings. Investments at December 31, 1999 had an amortized cost and a market value of $24.1 million. At December 31, 1998, investments had an amortized cost of $27.0 million had a market value of $27.2 million. This decline in investments in 1999 reflects the Company's focus on growth in its loan portfolio and therefore its corresponding use of its investment portfolio as a source of liquidity rather than a longer-term earning asset. An effect of this approach is to maintain investments with shorter-term maturities that are less susceptible to significant changes in market value, as reflected in the absence of any significant difference between the securities' amortized cost and market value at December 31, 1999.

     The Company's deposits were $522.4 million at December 31, 1999. This represents an increase of $63.2 million, or 13.8%, from the $459.2 million of deposits at December 31, 1998. Average interest-bearing deposits increased $43.6 million, or 10.5%, in 1999. In 1998, average interest-bearing deposits increased $12.7 million or 3.1% over 1997. These increases in deposits are primarily the result of the Company's expansion of full-service branches of GCB into new markets in East Tennessee. In addition, the Company has actively marketed its money market accounts and certificates of deposits with competitive interest rates. Non-interest bearing demand deposit balances increased 7.5% to $39.8 million at December 31, 1999 from $37.1 million at December 31, 1998.

     The Company's continued ability to fund its loan and overall asset growth remains dependent upon the availability of deposit market share in the Company's existing market of East Tennessee. As of June 30, 1999, approximately 62.0% of the deposit base of East Tennessee was controlled primarily by five commercial banks, one savings bank and one credit union and, as of September 30, 1999, the total deposit base of Tennessee commercial banks had a weighted average rate of 4.27%. Management of the Company does not anticipate further significant growth in its deposit base unless it either offers interest rates well above its prevailing rate on average interest-bearing deposits of 3.97% or it acquires deposits from other financial institutions. During 1999, the premiums charged in Tennessee by selling financial institutions for deposit accounts ranged from
4.9% to 38.0%. If the Company takes action to increase its deposit base by offering above-market interest rates or by acquiring deposits from other financial institutions and thereby increases its overall cost of deposits, its net interest income could be adversely affected if it is unable to correspondingly increase the rates it charges on its loans.

     Interest paid on deposits in 1999 totaled $18,299,441 reflecting a 3.97% cost on average interest-bearing deposits of $460.5 million. In 1998, interest of $17,825,503 was paid at a cost of 4.28% on average deposits of $416.6 million. In 1997, interest of $17,877,949 was paid at a cost of 4.43% on average deposits of $403.9 million.

Interest Rate Sensitivity

     Deregulation of interest rates and more volatile short-term, interest-bearing deposits have created a need for shorter maturities of earning assets. An increasing percentage of commercial and installment loans are being made with variable rates or shorter maturities to increase liquidity and interest rate sensitivity.

     The difference between interest-sensitive asset repricing and interest-sensitive liability repricing within time periods is referred to as the interest rate sensitivity gap. Gaps are identified as either positive (interest sensitive assets in excess of interest sensitive liabilities) or negative (interest sensitive liabilities in excess of interest sensitive assets). The Company currently believes it is slightly asset sensitive. The Company considers certain demand and time deposits as having longer maturities than what may be considered typical for the industry and, thus, its liabilities are not as sensitive to changes in interest rates. On December 31, 1999, the Company had a positive cumulative one-year gap position of $18.4 million, indicating that while $343.0 million in assets were repricing, only $324.6 million in liabilities would reprice in the same time frame.

     The following table reflects the Company's interest rate gap position at December 31, 1999 based upon repricing dates rather than maturity dates. This table represents a static point in time and does not consider other variables such as changing relationships or interest rate levels.

                             -------------------------------------------------------------------------------------------------------
                                                                      Expected Maturity Date
                             -------------------------------------------------------------------------------------------------------
                                 2000         2001         2002         2003          2004      Thereafter     Total      Fair Value
                                 ----         ----         ----         ----          ----      ----------     -----      ----------
                                                                      (Dollars in Thousands)
Interest-Earning Assets:
   Loans, net of allowance
   for loan losses.........  $   324,803  $    85,051  $   58,385   $   37,760    $   17,736   $   23,162   $  546,897   $  546,789
       Average interest rate        9.08%        8.99%       8.70%        8.45%         8.60%        9.06%        8.96%

   Investment securities...  $    14,595  $     3,921  $    3,985   $      150    $       --   $    1,396   $   24,047   $   24,052
       Average interest rate        5.75%        5.50%       5.64%        4.60%                      5.31%        5.67%

   FHLB and Bankers Bank
       stock...............  $     3,621  $        --  $       --   $       --    $       --   $       --   $    3,621   $    3,621
       Average interest rate        6.93%                                                                         6.93%

   Total interest-earning
     assets................  $   343,019  $    88,972  $   62,370   $   37,910    $   17,736   $   24,558   $  574,565   $  574,462

Interest-Bearing
Liabilities(1):
   Savings and time deposits $   256,536  $    35,257  $   14,266   $    4,257    $    3,712   $   23,780   $  337,808   $  324,895
       Average interest rate        4.81%        4.78%       4.89%        2.87%         2.58%        2.23%        4.56%

   Money market and
     transaction accounts..  $    38,098  $    10,993  $   10,993   $    7,153    $    7,153   $   70,354   $  144,744   $  110,651
      Average interest rate         2.66%        2.71%       2.71%        2.66%         2.66%        2.57%        2.62%

   Debt and other borrowed
     money(2)..............  $    26,980  $       339  $      460   $    2,402    $      368   $   27,380   $   57,929   $   57,825
       Average interest rate        5.76%        6.02%       6.45%        4.98%         7.31%        5.56%        5.65%

   Securities sold under
     agreement to repurchase $     2,961  $        --  $       --   $       --    $       --   $       --   $    2,961   $    2,961
       Average interest rate        4.05%                                                                         4.05%

   Total interest-bearing
     liabilities...........  $   324,575  $    46,589  $   25,719   $   13,812    $   11,233   $  121,514   $  543,442   $  496,332

Interest sensitivity gap...  $    18,444  $    42,383  $   36,651   $   24,098    $    6,503   $ (96,956)   $   31,123   $   78,130
Cumulative interest
  sensitivity gap..........  $    18,444  $    60,827  $   97,478   $  121,576    $  128,079   $   31,123   $   31,123   $   78,130
Interest sensitivity gap to
  total assets.............         2.81%        6.46%       5.59%        3.67%         0.99%      (14.78%)       4.74%       11.91%
Cumulative interest
  sensitivity gap to total
  assets...................         2.81%        9.27%      14.86%       18.53%        19.52%        4.74%        5.58%       11.91%

(1) The Company has presented substantial balances of deposits as non-rate sensitive and/or not repricing within one year.
(2) For further information regarding fair value of debt instruments, see Note 17 of Notes to Consolidated Financial Statements. Accounts also include a note payable to a related party. See Note 4 of Notes to Consolidated Financial Statements.

     The above table was prepared for the Company by an independent consulting firm as of December 31, 1999 and is based upon data provided by the Company. The table is based on a number of assumptions regarding the future annual prepayment rate for the Company's various categories of loans and adjustable-rate securities and the attrition rate of certain deposits. With respect to the computation of the fair value of certain transaction and time deposits, the model makes certain assumptions regarding the core deposit status of these deposits which tends to decrease the fair value of these liabilities as interest rates increase.

     The above table also reflects a positive cumulative gap position in all maturity classifications. This is the result of core deposits being used to fund shorter term interest earning assets, such as loans and investment securities. A positive cumulative gap position implies that interest earning assets (loans and investments) will reprice at a faster rate than interest-bearing liabilities (deposits). In a rising rate environment, this position will generally have a positive effect on earnings, while in a falling rate environment this position will generally have a negative effect on earnings. Other factors, however, including the speed at which assets and liabilities reprice in response to changes in market rates and the interplay of competitive factors, can also influence the overall impact on net income of changes in interest rates. Management believes that a rapid, significant and prolonged increase or decrease in rates could have a substantial adverse impact on the Company's net interest margin.

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

Effect of New Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of the transactions that receive hedge accounting.

     SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and
(b) certain derivative instruments embedded in the hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998).

     The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of its adoption of SFAS No. 133. However, the statement could increase volatility in earnings and other comprehensive income.

     The FASB has issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." The statement requires that an entity engaged in mortgage banking activities classify any resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. The statement was effective for 1999 for the Company. Adoption of this new standard did not have a material effect on the Company's financial position.

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

     Beginning in 1997, the Company initiated a project to address Year 2000 problems/issues. Current systems were analyzed and, if necessary, were either remediated or replaced. Testing was done to ensure that all systems were Year 2000 compatible. Large customers were surveyed to determine any significant Year 2000 exposures and reserves were established to reflect risks to the Company of possible customer business disruptions. These processes were substantially complete as of December 31, 1998.

     During 1999, the Company established and tested contingency plans to assure minimal business disruptions in the event of Year 2000 problems, and continued to assess the status of its computer systems. The Company also spent considerable time and effort communicating the facts about Year 2000 to its customers.

     During December and over Year 2000 weekend, the Company experienced virtually no customer panic or computer problems. Operations continued smoothly for both the Company and its significant customers.

     It  is  estimated   that  the  Company  spent   $250,000   preparing   for,
communicating and successfully operating through the Year 2000 issue.

     Management will continue to monitor its computer systems for problems that may occur as other significant dates during Year 2000 approach (month end, quarter end, leap year, etc.) and will report any disruptions to the Company's Board of Directors. No material disruptions are anticipated.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Greene County Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                 /s/ PricewaterhouseCoopers LLP

                                                 PricewaterhouseCoopers LLP

Knoxville, Tennessee
January 28, 2000

GREENE COUNTY BANCSHARES, INC.
Consolidated Balance Sheets
December 31, 1999 and 1998

ASSETS                                                                       1999              1998
Cash and due from banks                                               $    44,554,846  $    19,591,814
Securities available-for-sale (Note 2)                                     20,726,398       23,533,213
Securities held-to-maturity - approximate market value
   value of $3,326,253 and $3,619,748 in 1999 and 1998,
   respectively (Note 2)                                                    3,320,677        3,619,992
Federal Home Loan Bank stock                                                3,477,000        3,193,600
Bankers Bank stock                                                            143,934               --
Federal funds sold                                                                 --       24,300,000
Loans available-for-sale (Notes 3 and 4)                                    1,209,950        5,042,908
Loans held-to-maturity, net (Notes 3 and 4)                               545,687,266      461,618,237
Premises and equipment, net (Note 5)                                       18,106,430       11,715,143
Accrued interest receivable                                                 3,880,414        3,901,795
Deferred income taxes (Note 11)                                             2,866,880        2,648,178
Cash surrender value of life insurance contracts                            6,420,524        4,136,062
Other assets                                                                5,618,006        4,878,583
                                                                      ---------------  ---------------
           Total assets                                               $   656,012,325  $   568,179,525
                                                                      ===============  ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits (Note 6):
   Noninterest bearing demand deposits                                            $    39,830,247  $    37,053,958
   Interest bearing accounts:
     NOW                                                                               14,767,965       12,883,063
     Money market transactions                                                        129,976,526      111,966,713
     Savings                                                                           45,781,251       47,526,285
     Certificates of deposit $100,000 and over                                         75,515,934       52,022,269
     Other certificates of deposit                                                    216,510,465      197,731,072
                                                                                  ---------------  ---------------
           Total deposits                                                             522,382,388      459,183,360
                                                                                  ---------------  ---------------

Federal funds purchased                                                                11,620,000        4,800,000
Securities sold under agreements to repurchase                                          2,961,000        2,416,000
Accrued interest and other liabilities                                                 11,967,088        9,767,259
Related party notes payable (Note 4)                                                    2,471,418        2,511,418
Long-term debt (Note 7)                                                                43,838,064       34,115,690
                                                                                  ---------------  ---------------
           Total liabilities                                                          595,239,958      512,793,727
                                                                                  ---------------  ---------------

Commitments and contingencies (Notes 8, 10, 12, 13 and 16)

Shareholders' equity (Note 9):
   Common  stock,  par  value  $10,  authorized  5,000,000  shares;  issued  and outstanding 1,359,647 and 1,357,198 shares
     in 1999 and 1998, respectively                                                    13,596,470       13,571,980
   Paid-in capital                                                                      4,479,117        4,298,328
   Retained earnings                                                                   42,714,797       37,421,151
   Accumulated other comprehensive (loss) income, net of income tax                      (18,017)           94,339
                                                                                  ---------------  ---------------
           Total shareholders' equity                                                  60,772,367       55,385,798
                                                                                  ---------------  ---------------
                                                                                  $   656,012,325  $   568,179,525
                                                                                  ===============  ===============

The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
Consolidated Statements of Income
Years Ended December 31, 1999, 1998 and 1997

                                                                      1999             1998              1997
Interest income:
   Loans                                                        $    52,787,491   $    47,820,872  $    46,004,376
   Securities, nontaxable                                               159,747           282,161          403,507
   Securities, taxable                                                1,440,021         1,865,083        2,467,835
   Federal funds sold                                                   842,519           824,340          129,080
                                                                ---------------   ---------------  ---------------
           Total interest income                                     55,229,778        50,792,456       49,004,798
Interest expense:
   Deposit accounts                                                  18,299,441        17,825,503       17,877,949
   Securities sold under agreements to repurchase                       318,308           115,784          236,553
   Related party notes payable                                          197,215           197,557          249,829
   Long-term debt                                                       927,003           433,304          779,601
                                                                ---------------   ---------------  ---------------
           Total interest expense                                    19,741,967        18,572,148       19,143,932
                                                                ---------------   ---------------  ---------------
           Net interest income                                       35,487,811        32,220,308       29,860,866
Provision for loan losses                                             3,133,379         3,417,010        5,953,205
                                                                ---------------   ---------------  ---------------
Net interest income after provision for loan losses                  32,354,432        28,803,298       23,907,661
Noninterest income:
   Service charges, commissions and fees                              5,490,747         4,013,389        3,312,347
   Net realized gains on calls of
     available-for-sale securities                                           --                --            1,982
   Gain on sale of branch                                                    --                --          191,261
   Other income                                                         840,535           542,100          415,526
                                                                ---------------   ---------------  ---------------
           Total noninterest income                                   6,331,282         4,555,489        3,921,116
                                                                ---------------   ---------------  ---------------
Noninterest expense:
   Salaries and benefits                                             14,338,677        11,458,768        9,525,202
   Occupancy expenses                                                 1,541,051         1,413,988        1,219,125
   Furniture and equipment expense                                    1,782,043         1,373,130        1,354,745
   (Gain) loss on other real estate owned                               118,812           (5,310)            6,053
   Professional services                                                751,256           824,804          438,686
   Communications                                                       653,121           527,480          271,459
   Other expenses                                                     5,425,652         4,869,102        4,193,569
                                                                ---------------   ---------------  ---------------
           Total noninterest expense                                 24,610,612        20,461,962       17,008,839
                                                                ---------------   ---------------  ---------------
Income before income taxes                                           14,075,102        12,896,825       10,819,938
Income tax expense                                                    5,249,844         4,690,406        3,989,764
                                                                ---------------   ---------------  ---------------
           Net income                                           $     8,825,258   $     8,206,419  $     6,830,174
                                                                ===============   ===============  ===============
Per share of common stock:
   Net income, basic                                            $          6.50   $          6.05  $          5.04
                                                                ===============   ===============  ===============
   Net income, assuming dilution                                $          6.44   $          6.02  $          5.03
                                                                ===============   ===============  ===============

The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
Consolidated Statements of Shareholders' Equity
Years ended December 31, 1999, 1998 and 1997

                                                                                                Accumulated
                                                                                                   Other
                                                Common          Paid-In         Retained       Comprehensive
                                                 Stock          Capital         Earnings       Income (Loss)       Total
                                                 -----          -------         --------       -------------       -----
December 31, 1996                           $  4,514,850     $    4,132,909  $  37,133,040     $      (55,463)  $ 45,725,336

   Net income                                         --                 --      6,830,174                 --      6,830,174
   Other comprehensive income, net of tax             --                 --             --            155,289        155,289
                                                                                                                ------------
     Comprehensive income                                                                                          6,985,463
   Dividends paid ($1.92 per share)                   --                 --     (2,600,640)                --     (2,600,640)
   Issuance of 45 shares                             150              2,551             --                 --          2,701
   Three-for-one stock split                   9,030,000                 --     (9,030,000)                --             --
                                            ------------     --------------  -------------     --------------   ------------

December 31, 1997                             13,545,000          4,135,460     32,332,574             99,826     50,112,860

   Net income                                         --                 --      8,206,419                 --      8,206,419
   Other comprehensive loss, net of tax               --                 --             --             (5,487)        (5,487)
                                                                                                                ------------
     Comprehensive income                                                                                          8,200,932
   Tax benefit from exercise of
     nonincentive stock options                       --             43,344             --                 --         43,344
   Dividends paid ($2.30 per share)                   --                 --     (3,117,842)                --     (3,117,842)
   Issuance of 2,698 shares                       26,980            119,524             --                 --        146,504
                                            ------------     --------------  -------------    ---------------  -------------

December 31, 1998                             13,571,980          4,298,328     37,421,151             94,339    55,385,798

   Net income                                         --                 --      8,825,258                 --     8,825,258
   Other comprehensive loss, net of tax               --                 --             --           (112,356)     (112,356)
                                                                                                               ------------
     Comprehensive income                                                                                         8,712,902
   Tax benefit from exercise of
     nonincentive stock options                       --             48,254             --                 --        48,254
                                                                                                               ------------
   Dividends paid ($2.60 per share)                   --                 --     (3,531,612)                --    (3,531,612)
   Issuance of 2,449 shares                       24,490            132,535             --                 --       157,025
                                            ------------     --------------  -------------    ---------------  -------------
December 31, 1999                           $ 13,596,470     $    4,479,117  $  42,714,797    $       (18,017) $  60,772,367
                                            ============     ==============  =============    ===============  =============

The accompanying notes are an integral part of these consolidated financial statements.

GREENE COUNTY BANCSHARES, INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 1999, 1998 and 1997

                                                                                  1999             1998             1997
Net cash provided by operating activities:
   Net income ..........................................................   $  8,825,258    $  8,206,419    $  6,830,174
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Provision for loan losses .........................................      3,133,379       3,417,010       5,953,205
     Depreciation and amortization .....................................      1,303,697         993,523       1,146,564
     Amortization of premiums on securities, net of accretion ..........        291,152         314,599         420,829
     Net realized (gain) loss on available-for-sale securities .........             --              --          (1,982)
     Loans originated for available-for-sale ...........................    (57,165,828)    (30,999,433)     (7,733,085)
     Proceeds from loans originated for available-for-sale .............     61,534,853      33,706,080         608,119
     Net realized (gain) loss on sale of loans originated for sale .....       (536,067)       (465,728)       (158,860)
     (Gain) loss on sale of fixed assets and branch ....................        201,628          (5,030)       (191,261)
     (Gain) loss on other real estate owned ............................        118,812          (5,310)          6,053
     Deferred income tax benefit .......................................       (149,840)       (200,320)       (573,157)
     Increase in cash surrender value of life insurance contracts ......     (2,284,462)       (231,387)       (154,003)
     Change in accrued income and other assets .........................       (694,584)        437,319      (1,033,423)
     Change in accrued interest and other liabilities ..................     (2,953,819)      4,929,375         555,121
                                                                           ------------    ------------    ------------
           Net cash provided by operating activities ...................     11,624,179      20,097,117       5,674,294
                                                                           ------------    ------------    ------------
Cash flows from investing activities:
   Purchases of available-for-sale securities ..........................     (7,327,334)     (1,950,832)       (578,184)
   Proceeds from maturities of available-for-sale securities ...........      9,238,760       8,770,371       9,510,288
   Purchases of securities held-to-maturity ............................       (100,000)        (75,000)             --
   Proceeds from maturities of securities held-to-maturity .............        395,000       4,065,000       1,800,000
   Net originations of loans held-to-maturity ..........................    (89,988,893)    (32,487,992)    (59,424,671)
   Proceeds from sales from other real estate owned ....................      2,683,061         544,369         347,370
   Improvements to other real estate owned .............................       (276,226)             --              --
   Proceeds from sale of fixed assets ..................................        374,872          34,267              --
   Additions to premises and equipment .................................     (8,055,485)     (2,718,705)     (1,048,526)
   Cash transferred in sale of branch ..................................             --              --        (988,302)
                                                                           ------------    ------------    ------------
           Net cash used by investing activities .......................    (93,056,245)    (23,818,522)    (50,382,025)
                                                                           ------------    ------------    ------------
Cash flows from financing activities:
   Net increase in non-certificate deposits ............................     26,149,253      14,755,810       5,259,522
   Net increase (decrease) in certificates of deposit ..................     42,273,058     (17,301,008)     49,078,207
   Increase in federal funds purchased .................................      6,820,000       4,800,000              --
   Increase (decrease) in securities sold under agreements to repurchase        545,000       1,002,000      (1,858,000)
   Payments on related party notes payable .............................        (40,000)        (50,000)        (50,000)
   Payments on long-term debt ..........................................    (69,277,626)     (2,309,612)    (19,769,657)
   Borrowings of long-term debt ........................................     79,000,000      23,500,000      19,500,637
   Proceeds from issuance of common stock ..............................        157,025         146,504           2,701
   Cash dividends paid .................................................     (3,531,612)     (3,117,842)     (2,600,640)
                                                                           ------------    ------------    ------------
           Net cash provided by financing activities ...................     82,095,098      21,425,852      49,562,770
                                                                           ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents ...................        663,032      17,704,447       4,855,039
Cash and cash equivalents at beginning of year .........................     43,891,814      26,187,367      21,332,328
                                                                           ------------    ------------    ------------
                                                                           $ 44,554,846    $ 43,891,814    $ 26,187,367
                                                                           ============    ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

Greene County Bancshares, Inc.
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies. The accounting policies of Greene County Bancshares, Inc. (the Corporation) and subsidiary conform to generally accepted accounting principles and to general practices of the banking and financial services industry. The following is a summary of the more significant policies.

     Principles of Consolidation. The consolidated financial statements include the accounts of Greene County Bancshares, Inc. and its wholly-owned subsidiary, Greene County Bank (the Bank). The Corporation's other wholly-owned subsidiary, Premier Bank of East Tennessee, combined with the Bank in October 1998. Superior Financial Services, Inc. and GCB Acceptance Corp., Inc., consumer finance companies, are wholly owned subsidiaries of Greene County Bank. Superior Mortgage, Inc., a mortgage company and Fairway Title Co., Inc., a title company, are also wholly owned subsidiaries of Greene County Bank. All material intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents. For purposes of reporting cash flows, cash equivalents includes cash on hand, cash items in the process of collection, amounts due from banks and federal funds sold with a maturity of less than three months.

     The Bank is required to maintain certain daily reserve balances on hand in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements was approximately $2,290,000 and $1,197,000 for the years ended December 31, 1999 and 1998, respectively.

     Securities. Investments in certain debt and equity securities are classified according to management's intent as either Held-to-Maturity (reported at amortized cost), Trading (reported at fair value with unrealized gains and losses included in earnings), or Available-for-Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of comprehensive income).

     Premiums and discounts on securities are recognized in interest income on a method which approximates the level yield method over the period to maturity.

     Gains and losses from sales of securities are recognized at the time of sale based upon specific identification of the security sold.

     Effective January 1, 1999, the Bank adopted SFAS No. 134, Accounting for Mortgage Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. The standard requires that an entity engaged in mortgage banking activities classify any resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. The statement does not have a significant impact on the Bank's financial position.

     Loans. Loans are stated at principal amounts outstanding, reduced by unearned income and an allowance for loan losses. Loans available-for-sale are carried at the lower of aggregate cost or market.

     Interest income on installment loans originated prior to the second quarter of 1999 is recognized in a manner that approximates the level yield method when related to the principal amount outstanding. Interest on other loans is calculated using the simple interest method on the principal amount outstanding.

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

     Generally, commercial and commercial real estate loans are assigned a level of risk at inception. Thereafter, these loans are reviewed on an ongoing basis. The review includes loan payment and collateral status, borrowers' financial data and borrowers' internal operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant change can result in an increase or decrease in the loan's assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis. The establishment of and any changes to risk grades for consumer loans are generally based upon payment performance.

     Generally, the Bank maintains only a general loan loss allowance. This allowance is increased or decreased based on management's assessment of the overall risk of its loan portfolio. Occasionally, a portion of the allowance may be allocated to a specific loan to reflect unusual circumstances associated with that loan.

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

     At December 31, 1999 and 1998, the recorded investment in loans for which impairment has been recognized was approximately $5,591,000 and $7,345,000, respectively, and these loans had a corresponding valuation allowance of $709,000 and $1,079,000, respectively. The impaired loans at December 31, 1999 and 1998, were measured for impairment using the fair value of the collateral as all of these loans were collateral dependent. For the years ended December 31, 1999, 1998 and 1997, the average recorded investment in impaired loans was approximately $6,263,632, $4,961,000 and $6,964,000, respectively.

     When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

     Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

     Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

     While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

     Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization computed principally on the straight-line method based on the estimated useful lives of the respective assets. Leasehold improvements are stated at cost adjusted for accumulated amortization computed on a straight-line method over the shorter of the estimated useful life of the assets or the term of the lease.

     Other Real Estate Owned. Other real estate owned represents real estate acquired through foreclosure or repossession and is recorded at the lower of cost (principal balance and accrued interest of the former loan plus foreclosure costs and subsequently capitalized expenditures) or fair value minus estimated costs to sell. Initial writedowns are charged against the allowance for loan losses. Valuations are periodically performed by management and, if the carrying value of a property exceeds its net realizable value the property is written down by a charge against income.

     Other Assets. Included in other assets are core deposit intangibles and goodwill, which arose from a prior acquisition. Management periodically evaluates the net realizability of the carrying amount of such assets. These assets are amortized on a straight-line basis over their estimated useful lives of ten years.

     Income Taxes. The Corporation files a consolidated federal income tax return.

     There are two components of the income tax provision: current and deferred. Current income tax provisions approximate taxes to be paid or refunded for the applicable period. Deferred income tax assets and liabilities are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

     Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences and tax credits will be realized in that sufficient taxes have been paid in prior years to provide for such realization.

     Stock-based Compensation. The Corporation has adopted Statement of Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS
123). As permitted by SFAS 123, the Corporation has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plans. The pro forma disclosures of the impact of SFAS 123 are described in Note 9 of the financial statements.

     Net Income Per Share of Common Stock. The Corporation follows Statement of Financial Accounting Standards No. 128, Earnings Per Share, which requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

     Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Corporation applies a financial-components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Due to the small number of transactions and the immateriality of the revenue associated with these transactions, there was no material impact on results of operations or financial position due to the adoption of this statement.

     Comprehensive Income. On January 1, 1998, the Corporation adopted Statement of Accounting Standards No. 130, Reporting of Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a complete set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods for comparative purposes is required. Adoption of this new standard did not have a material effect on the Corporation's financial condition or the results of its operations.

     For each of the three years in the period ended December 31, 1999, other comprehensive income was comprised solely of unrealized gains and losses net of the related tax effect of $(68,862), $(2,649) and $93,655 in 1999, 1998 and
1997, respectively.

     Segment Reporting. On December 31, 1998, the Corporation adopted Statement of Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting by public companies of operating segments in annual financial statements and requires that those enterprises also report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. The segment disclosures of SFAS 131 are described in Note 19 of the financial statements.

     Deferred Compensation. On December 31, 1998, the Corporation adopted Statement of Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Restatement of disclosures for earlier periods for comparative purposes is required. The disclosure impact of SFAS 132 is described in Note 10 of the financial statements.

     Stock Split. On September 5, 1997, the Corporation announced a 3-for-1 stock split effected in the form of a 200% stock dividend, payable on October 3, 1997, to shareholders of record as of September 19, 1997. All references to the outstanding number of shares and earnings/dividends per share have been restated to reflect the split.

     Significant Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

     Effect of New Accounting Standards. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of the transactions that receive hedge accounting.

     SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and
(b) certain derivative instruments embedded in the hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998).

     The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of its adoption of SFAS No. 133. However, the statement could increase volatility in earnings and other comprehensive income.

     Reclassifications. Certain amounts from prior period financial statements have been reclassified to conform to the current year's presentation.

2. Securities. The carrying amount of securities and their approximate market values at December 31, 1999 and 1998 were as follows:

                                                         Gross            Gross            Gross        Approximate
                                                       Amortized        Unrealized      Unrealized         Market
                                                          Cost            Gains           Losses           Value

1999
----
Available-for-sale:
   U.S. treasury securities and
     obligations of U.S. government
     corporations and agencies                      $  19,220,227     $    104,892    $    (134,152)   $  19,190,967
   Obligations of state and political
     subdivisions                                       1,535,230            1,176             (975)       1,535,431
                                                    -------------     ------------    --------------   -------------
                                                    $  20,755,457     $    106,068    $    (135,127)   $  20,726,398
                                                    =============     ============    ==============   =============
Held-to-maturity:
   Obligations of state and political
     subdivisions                                   $   3,320,677     $      7,380    $      (1,804)   $   3,326,253
                                                    =============     ============    ==============   =============

1998
----
Available-for sale:
   U.S. treasury securities and
     obligations of U.S. government
     corporations and agencies                      $  22,286,787     $    247,880    $     114,194    $  22,420,473
   Obligations of state and political
     subdivisions                                       1,094,267           18,473               --        1,112,740
                                                    -------------     ------------    -------------    -------------
                                                    $  23,381,054     $    266,353    $     114,194    $  23,533,213
                                                    =============     ============    =============    =============

Held-to-maturity:
   Obligations of state and political
     subdivisions                                   $   3,619,992     $     59,143    $      59,387    $   3,619,748
                                                    =============     ============    =============    =============

     Debt securities at December 31, 1999 will mature on the following schedule:

                                                           Available-for-sale                Held-to-maturity
                                                    -------------------------------   ------------------------------
                                                                       Approximate                      Approximate
                                                          Book            Market           Book            Market
                                                         Value            Value            Value           Value
Due in one year or less                             $       339,021   $     339,001   $  1,408,106     $   1,410,644
Due after one year through five years                     6,982,395       6,896,088      1,415,543         1,418,609
Due after five years through ten years                    4,193,387       4,215,582             --                --
Due after ten years                                       9,240,654       9,275,727        497,028           497,000
                                                    ---------------   -------------   ------------     -------------
                                                    $    20,755,457   $  20,726,398   $  3,320,677     $   3,326,253
                                                    ===============   =============   ============     =============

     Securities with carrying values of $8,610,705 and $8,238,621 at December 31, 1999 and 1998, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

3. Loans. Major classifications of loans at December 31, 1999 and 1998 are summarized as follows:

                                                1999              1998
Commercial                                  $143,610,070       $121,294,075
Commercial real estate                       181,872,539        115,203,849
Mortgage installment                         164,796,153        148,117,005
Installment consumer                          69,559,718         80,147,158
Loans available-for-sale                       1,209,950          5,042,908
Other loans                                    9,770,181         17,102,345
                                           -------------       ------------
                                             570,818,611        486,907,340
Less:
Unearned income and net deferred
  origination fees                           (13,589,502)        (9,993,687)
Allowance for loan losses                    (10,331,893)       (10,252,508)
                                           -------------      -------------
                                            $546,897,216       $466,661,145
                                            ============       ============

     At December 31, 1999 and 1998, loans on which the accrual of interest had been discontinued totaled $2,952,188 and $4,159,303, respectively. Unrecorded interest income on these loans aggregated approximately $212,962, $260,554 and $112,300 for 1999, 1998 and 1997, respectively.

     Loans-in-process at December 31, 1999 and 1998 totaled $5,294,350 and $13,302,325, respectively.

     A summary of activity in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 was as follows:

                                         1999               1998              1997
Balance at beginning of year      $    10,252,508     $     9,153,823   $     7,330,676
Provision for loan losses               3,133,379           3,417,010         5,953,205
Recoveries                                962,659             915,893         1,012,092
Loans charged to allowance             (4,016,653)         (3,234,218)       (5,142,150)
                                  ---------------     ---------------   ---------------
                                  $    10,331,893     $    10,252,508   $     9,153,823
                                  ===============     ===============   ===============

4. Related Party Transaction. Certain officers, employees and directors and/or companies in which they have ten percent or more beneficial ownership were indebted to the Bank as indicated below. In the opinion of management, all such loans were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and did not involve more than the normal risk of collectibility.

          Balances December 31, 1998                       $     10,271,529
             Additions                                           12,397,467
             Reductions                                          11,230,240
                                                           ----------------
          Balances, December 31, 1999                      $     11,438,756
                                                           ================

     In addition to the above, the Bank provides financing for purchasers of automotive and other transportation equipment from dealerships in which a director has more than a ten percent beneficial interest. Loans originated through these dealerships aggregated $1,001,266 during 1999 and $1,739,085 for 1998. Such financing is represented by installment notes that are the obligations of the purchasers and are primarily collateralized by the equipment. Some of these notes, totaling $8,854 and $65,198 at December 31, 1999 and 1998, respectively, are secondarily collateralized by dealer finance reserves and also provide for recourse against the dealerships to further protect the Bank against potential losses.

     As a result of a prior acquisition, the Corporation has promissory notes and non-compete agreements with the sellers, a related party. These notes are summarized as follows at December 31, 1999:

   Non-compete agreement, payable in yearly principal
     installments through January 2000                           $     40,000

   8% note, interest payments due quarterly, principal payments
      January 15, 2003 through January 15, 2008                       231,418

   8% note, interest payments due quarterly, principal payments
      January 15, 2002 through January 15, 2008                     2,200,000
                                                                 ------------
                                                                 $  2,471,418
                                                                 ============

     Scheduled principal maturities of notes payable as of December 31, 1999 are:

                               2000                            $     40,000
                               2001                                      --
                               2002                                 100,000
                               2003                                 131,418
                               2004                                 240,000
                               Thereafter                         1,960,000

5. Premises and Equipment. Premises and equipment at December 31, 1999 and 1998 was comprised of the following:

                                                          1999                 1998
Land                                               $       3,521,173    $      1,892,120
Banking quarters                                           8,522,022           7,720,215
Leasehold improvements                                     1,831,743           1,515,708
Furniture and fixtures                                     7,621,503           6,061,456
Construction in progress                                   3,473,140             899,082
Automobiles                                                  675,664             361,257
                                                   -----------------    ----------------
                                                          25,645,245          18,449,838
Less accumulated depreciation and amortizations           (7,538,815)         (6,734,695)
                                                   -----------------    ----------------
                                                   $      18,106,430    $     11,715,143
                                                   =================    ================

6. Deposits. At December 31, 1999, scheduled maturities of certificates of deposit were as follows:

                 2000                            $     250,083,941
                 2001                                   30,683,183
                 2002                                    9,692,462
                 2003                                    1,055,870
                 2004                                      510,943

7. Long-term Debt. The Bank has long-term debt arrangements with the Federal Home Loan Bank of Cincinnati (FHLB) to provide funding for the origination and purchase of loans and other interest-earning assets. This debt is collateralized by the Bank's blanket pledge of mortgage loans aggregating approximately $103,257,000 and stock of the Federal Home Loan Bank.

     Long-term debt at December 31, 1999 and 1998 was summarized as follows:

                                                                   1999               1998
5.65% note, payable in monthly installments of
   $21,854 through July 1, 2003                              $       848,909    $     1,039,901
6.35% note, payable in monthly installments of
   $7,368 through September 1, 2013                                  809,484            842,357
6.10% note, payable in monthly installments of
   $8,493 through July 1, 2008                                       679,671            733,432
4.38% note, interest payments due monthly,
   principal due November 18, 2008                                        --          2,500,000
4.74% note, interest payments due monthly,
   principal due November 20, 2008                                 3,000,000          3,000,000
4.64% note, interest payments due monthly,
   principal due December 11, 2003                                 2,000,000          2,000,000
4.56% note, interest payments due monthly,
   principal due December 8, 2008                                  2,000,000          2,000,000
4.23% note, interest payments due monthly,
   principal due December 15, 2008                                        --          2,000,000
5.50% note, interest payments due monthly,
   principal due January 4, 2000                                          --         20,000,000
5.49% note, interest payments due monthly,
   principal due November 24, 2009                                17,500,000                 --
6.25% note, interest payments due monthly,
   principal due January 10, 2000                                 15,000,000                 --
5.76% note, interest payments due monthly,
   principal due December 21, 2009                                 2,000,000                 --
                                                             ---------------    ---------------
                                                             $    43,838,064    $    34,115,690
                                                             ===============    ===============

     Scheduled principal maturities of long-term debt outstanding as of December 31, 1999 are:

                    2000                            $    15,320,201
                    2001                                    339,347
                    2002                                    359,638
                    2003                                  2,270,841
                    2004                                    128,333
                    Thereafter                           25,419,704
                                                    ---------------
                                                    $    43,838,064
                                                    ===============

     At December 31, 1999, the Corporation maintained six federal funds lines of credit totaling $45,000,000, of which $33,380,000 was available, with interest at the federal funds buy rate at the six correspondent banks. The Corporation also maintains an unused line of credit of $10,000,000 with the Federal Home Loan Bank of Cincinnati with the option of selecting a variable rate of interest for up to 90 days. The line of credit will expire on December 15, 2000. In addition, the Bank maintains another line of credit of $20,000,000 with the FHLB at a fixed interest rate for the term chosen. The Bank has used $15,000,000 of the fixed line of credit. The line of credit will expire on December 30, 2000. The Bank also maintains a $25,000,000 letter of credit with the FHLB, which is used to pledge the Corporation's public deposits with the state collateral pool, at an annual fee of ten basis points, which will expire January 4, 2000.

8. Leases. The Corporation leases certain banking facilities and equipment under long-term operating lease agreements, which generally contain renewal options for periods ranging from 5 to 30 years, and require the payment of certain additional costs (generally maintenance and insurance).

     Future minimum lease payments for these noncancelable operating leases, with a term in excess of one year, at December 31, 1999 for each of the next five years and thereafter were as follows:

                      2000                              $   405,723
                      2001                                  357,965
                      2002                                  304,055
                      2003                                  201,990
                      2004                                  127,746
                      Thereafter                            390,791

     The total rental expense for operating leases was $466,804, $396,982 and $164,506 for the years ended December 31, 1999, 1998 and 1997, respectively.

9. Stock Options. The Corporation has a stock option plan that grants a key executive fully vested options to purchase 1800 shares per year of the Corporation's stock at one and one-half times book value at each year end. Compensation expense recognized by the Corporation in connection with these options was $156,200, $93,100 and $82,800 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Corporation also grants certain other key executives stock option awards to purchase shares of the Corporation's stock. Shares under this plan are to be awarded at market price at the date of grant. In 1999, 1998 and 1997, the Corporation granted additional stock options to certain key executives to purchase 7,747, 6,000 and 5,540 shares at $150, $115 and $100 per share, respectively. If a key executive is a ten percent or greater stockholder at the time of exercise, the option price is increased by ten percent. The options granted since 1994 are incentive stock options and vest at the rate of twenty percent per year and expire ten years from the date of grant.

     A summary of the status of the Corporation's Plans as of December 31, 1999, 1998 and 1997, including weighted average exercise price (WAEP) and changes during the years then ended is presented below:

1999                                              Key Executive         Other Key Executives            Total
----                                        ------------------------   ----------------------   --------------------
                                               Options        WAEP       Options       WAEP      Options      WAEP
Outstanding at beginning of year                5,400         $55.78      20,723     $  86.15      26,123   $  79.87
Granted                                         1,800          67.05       7,747       150.00       9,547     134.36
Exercised                                          --             --      (2,449)       64.12      (2,449)     64.12
Forfeited                                          --             --        (990)       96.24        (990)     96.24
                                            ---------                  ---------                ---------
Outstanding at end of year                      7,200          58.60      25,031       107.67      32,231      96.70
                                            =========                  =========                =========
Options exercisable at year end                 7,200          58.60       8,464        76.06      15,664      68.03
                                            =========                  =========                =========

Fair value of each option
   granted during the year                           $   86.18                  $ 35.29
                                                     =========                  =======

1998
----
Outstanding at beginning of year                3,600         $53.07      19,298     $  72.19      22,898   $  69.19
Granted                                         1,800          61.21       6,000       115.00       7,800     102.59
Exercised                                          --          --         (2,698)       54.30      (2,698)     54.30
Outstanding at end of year                         --          --         (1,877)       80.63      (1,877)     80.63
                                            ---------                  ---------                ---------
                                                5,400          55.78      20,723        86.15      23,123      79.87
                                            =========                  =========                =========
Options exercisable at year end                 5,400          55.78       7,785        68.19      13,185      63.11
                                            =========                  =========                =========

Fair value of each option
   granted during the year                           $   51.50                  $ 17.42
                                                     =========                  =======


1997
----
Outstanding at beginning of year                1,800         $50.64      13,803     $  60.99      15,603   $  59.80
Granted                                         1,800          55.50       5,540       100.00       7,340      89.09
Exercised                                          --             --         (45)       60.00         (45)     60.00
                                            ---------                  ---------                ---------
Outstanding at end of year                      3,600          53.07      19,298        72.19      22,898      69.19
                                            =========                  =========                =========
Options exercisable at year end                 3,600          53.07       7,434        55.63      11,034      54.79
                                            =========                  =========                =========

Fair value of each option
   granted during the year                           $   46.99                  $ 19.20
                                                     =========                  =======

     The following table summarizes information about the Plans' stock options at December 31, 1999:

                                            Options Outstanding                         Options Exercisable
                                    --------------------------------------       ---------------------------------
                                       Number            Weighted-Average          Number              Weighted
          Range of                  Outstanding              Remaining           Exercisable           Average
       Exercise Prices              at 12/31/99          Contractual Life        at 12/31/99        Exercise Price

 *$50.64  -   $ 67.05                    7,200                   8.5                 7,200             $  58.60
  $48.33  -   $ 71.67                    7,608                   6.1                 5,709             $  61.59
  $100.00 -   $155.00                   17,423                   9.2                 2,755             $ 106.04

*Granted in connection with compensation for the key executive.

     Had compensation cost for the Corporation's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                          1999                         1998                          1997
                               --------------------------   -------------------------    --------------------------
                                    As                           As                            As
                                 Reported      Pro Forma      Reported      Pro Forma       Reported      Pro Forma
Net income                     $ 8,825,258    $ 8,743,098   $ 8,206,419   $ 8,151,888    $ 6,830,174     $6,775,830
Net income per share           $      6.50    $      6.44   $      6.05   $      6.01    $      5.04     $     5.00
Net income per share,
   assuming dilution           $      6.44    $      6.38   $      6.02   $      5.98    $      5.03     $     4.99

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend growth rate of 15%, 15% and 12%; expected volatility of 10.07%, 9.8% and 10.38%; risk-free interest rates of 6.45%, 5% and 5.5%; and expected lives of 7 years, 7 years and 7 years.

10. Profit Sharing and Deferred Compensation. The Corporation has a contributory profit-sharing plan covering certain employees with one year or more of service. Participating employees have the option to contribute from three to ten percent of their monthly salary to the Plan. In 1999 and 1998, the Corporation provided for a 3% and 2% company contribution, respectively. The Corporation contributed approximately $132,000 and $81,000 in 1999 and 1998, respectively. The Corporation made no contribution to this plan for the year ended December 31, 1997.

     The Corporation also has a contributory money purchase plan covering certain employees with one year or more of service. While the employees do not contribute to the plan, the Corporation makes contributions. The Corporation provided for a contribution in the amount of 12%, 13% and 15% of each eligible participant's gross earnings, less bonuses and vacations, actually paid or received for 1999, 1998 and 1997, respectively. The contributions by the Corporation for the money purchase plan were approximately $424,000, $539,000 and $572,000 for 1999, 1998 and 1997, respectively.

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

     Included in accrued interest and other liabilities in the consolidated financial statements is $1,094,292 and $1,033,053 at December 31, 1999 and 1998, respectively, related to the above supplemental benefit plans. To fund these plans, the Corporation purchased single premium universal life insurance contracts on the lives of the related directors and officers. The cash surrender value of such contracts is included in the consolidated balance sheets. If all of the assumptions regarding mortality, interest rates, policy dividends, and other factors are realized, the Corporation will ultimately realize its full investment in such contracts.

11. Income Taxes. The components of income tax expense for the years ended December 31, 1999, 1998 and 1997 were:

                                    1999              1998             1997
Current income taxes:
   Federal                     $   4,340,595    $   4,211,321     $   3,831,898
   State                           1,059,089          679,405           731,023
                               -------------    -------------     -------------
                                   5,399,684        4,890,726         4,562,921
Deferred income tax benefit         (149,840)        (200,320)         (573,157)
                               -------------    -------------     -------------
                               $   5,249,844    $   4,690,406     $   3,989,764
                               =============    =============     =============

     A reconciliation of expected federal tax expense based on the federal statutory rate of 35 percent to consolidated income tax expense for the years ended December 31, 1999, 1998 and 1997 was as follows:

                                                                 1999              1998             1997
Tax at statutory rates                                      $   4,785,535    $   4,513,889     $   3,786,978
Tax increases (decreases) attributable to:
   Tax exempt interest, net of disallowed expense                 (53,687)         (86,644)          (92,800)
   State income tax less federal tax benefit                      688,589          399,101           482,475
   Other                                                         (170,593)        (135,940)         (186,889)
                                                            -------------    -------------     -------------
                                                            $   5,249,844    $   4,690,406     $   3,989,764
                                                            =============    =============     =============

     The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1999 and 1998 were as follows:

                                                                         1999              1998
Deferred tax assets:
   Allowance for loan losses and other real estate owned           $     3,901,839   $     3,652,946
   Deferred compensation                                                   521,500           376,719
   Unrealized loss on available-for-sale securities                         11,042                --
                                                                   ---------------   ---------------
         Gross deferred tax assets                                       4,434,381         4,029,665
                                                                   ---------------   ---------------
Deferred tax liabilities:
   Depreciation                                                            641,999           604,198
   Unrealized appreciation on available-for-sale securities                     --            57,820
   Core deposit intangible                                                 256,802           292,670
   FHLB stock                                                              306,436           210,085
   Other                                                                   362,264           216,714
                                                                   ---------------   ---------------
         Gross deferred tax liabilities                                  1,567,501         1,381,487
                                                                   ---------------   ---------------
Net deferred tax asset                                             $     2,866,880   $     2,648,178
                                                                   ===============   ===============

12. Financial Instruments With Off-Balance-Sheet Risk. The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in consolidated balance sheets.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include marketable securities, trade accounts receivable, property, plant, and equipment and/or income-producing commercial properties.

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

     Outstanding standby letters of credit as of December 31, 1999 and 1998 amounted to $4,579,190 and $4,901,888, respectively. Outstanding commitments to lend at fixed rates were $10,222,634 and $17,244,863 and at variable rates were $9,378,140 and $6,088,328 at December 31, 1999 and 1998, respectively.
Undisbursed advances on customer lines of credit were $83,036,254 and $58,284,854 at December 31, 1999 and 1998, respectively. The amount available for borrowing under inventory collateralized loans was $3,655,205 at December 31, 1999 and $4,307,270 at December 31, 1998. The Bank does not anticipate any losses as a result of these transactions that would be unusual in relation to its historical levels of loan losses on its recorded loan portfolio.

13. Capital Requirements and Dividend Restrictions. The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Corporation and the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the
Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items of the Corporation and the Bank as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average total consolidated assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

     The Corporation and the Bank are well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the Table.

                                                                               Regulatory                To Be Well
                                                                              Requirements            Capitalized Under
                                                                               For Capital            Prompt Corrective
                                                      Actual                Adequacy Purposes         Action Provisions
                                            --------------------------   -----------------------   -----------------------
                                                Amount         Ratio         Amount       Ratio       Amount        Ratio
                                                ------         -----         ------       -----       ------        -----
As of December 31, 1999:
   Total Capital (to Risk
     Weighted Assets):
       Consolidated                         $  65,383,000      12.75%    $  41,020,800     >8%     $51,276,000      >10%
                                                                                           -                        -
       Greene County Bank                      66,637,000      12.98%       41,055,360     >8%      51,319,200      >10%
                                                                                           -                        -
   Tier 1 Capital (to Risk
     Weighted Assets):
       Consolidated                            58,925,000      11.49%       20,510,400     >4%      30,765,600       >6%
                                                                                           -                         -
       Greene County Bank                      60,174,000      11.73%       20,527,680     >4%      30,791,520       >6%
                                                                                           -                         -
   Tier 1 Capital (to
     Average Assets):
       Consolidated                            58,925,000       9.47%       24,893,080     >4%      31,116,350       >5%
                                                                                           -                         -
       Greene County Bank                      60,174,000       9.64%       24,944,920     >4%      31,181,150       >5%
                                                                                           -                         -
As of December 31, 1998:
   Total Capital (to Risk
     Weighted Assets):
       Consolidated                         $  58,868,000      13.02%    $  36,182,960     >8%     $45,228,700      >10%
                                                                                           -                        -
       Greene County Bank                      60,368,000      13.35%       36,184,160     >8%      45,230,200      >10%
                                                                                           -                        -
   Tier 1 Capital (to Risk
     Weighted Assets):
       Consolidated                            53,158,000      11.75%       18,091,480     >4%      27,137,220       >6%
                                                                                           -                         -
       Greene County Bank                      54,657,000      12.08%       18,092,080     >4%      27,138,120       >6%
                                                                                           -                         -
   Tier 1 Capital (to
     Average Assets):
       Consolidated                            53,158,000       9.86%       21,570,320     >4%      26,962,900       >5%
                                                                                           -                         -
       Greene County Bank                      54,657,000      10.16%       21,524,840     >4%      26,906,050       >5%
                                                                                           -                         -

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

14. Additional Cash Flow Information. Income taxes paid during the years ended December 31, 1999, 1998 and 1997 amounted to $3,509,876, $4,523,019 and
$4,460,000, respectively. Interest expense paid in cash during the years 1999, 1998 and 1997 amounted to $19,594,814, $18,845,800 and $18,970,895, respectively.

     Significant noncash transactions for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                                                 1999              1998             1997
Financed sales of other real estate owned                   $     432,900    $          --     $     147,128
Foreclosed loans transferred to OREO                            3,136,241        1,558,684           784,769
Tax benefits from exercise of nonincentive
   stock options, credited to paid-in capital                      48,254           43,344                --

15. Parent Company Financial Information. Condensed financial information for Greene County Bancshares, Inc. (parent company only) is as follows:

                            Condensed Balance Sheets

                                                                             December 31,
                                                                 ---------------------------------
                                                                        1999              1998

Assets

Cash                                                             $       867,822   $       928,198
Investments in subsidiary                                             60,724,859        55,371,639
Cash surrender value of life insurance contracts                         212,585           202,963
Other Assets                                                           2,057,640         2,039,019
                                                                 ---------------   ---------------
                                                                 $    63,862,906   $    58,541,819
                                                                 ===============   ===============
Liabilities

Deferred income taxes                                            $       100,195   $       210,068
Related party notes payable                                            2,471,418         2,511,418
Other liabilities                                                        518,926           434,535
                                                                 ---------------   ---------------
                                                                       3,090,539         3,156,021
                                                                 ---------------   ---------------
Shareholders' equity

Common stock                                                          13,596,470        13,571,980
Paid-in capital                                                        4,479,117         4,298,328
Retained earnings                                                     42,714,797        37,421,151
Net unrealized depreciation on available-for-sale
   securities, net of income tax                                         (18,017)           94,339
                                                                 ----------------  ---------------

Total shareholders' equity                                            60,772,367        55,385,798
                                                                 ---------------   ---------------

         Total liabilities and shareholders' equity              $    63,862,906   $    58,541,819
                                                                 ===============   ===============

                        Condensed Statements of Earnings

                                                                         Years ended December 31,
                                                            -------------------------------------------------
                                                                 1999              1998             1997
Revenue:
   Equity in undistributed earnings of subsidiary           $   5,465,576    $   5,334,099     $   3,902,503
   Dividends from subsidiaries                                  3,769,087        3,355,057         3,347,855
   Other income                                                   198,972          147,130           126,212
                                                            -------------    -------------     -------------

   Total revenue                                                9,433,635        8,836,286         7,376,570

   Related party interest expense                                 197,215          197,557           247,215
   Other expense                                                  707,401          745,050           556,784
                                                            -------------    -------------     -------------

   Income before income taxes                                   8,529,019        7,893,679         6,572,571

   Income tax expense (benefit)                                  (296,239)        (312,740)         (257,603)
                                                            -------------    -------------     -------------

Net income                                                  $   8,825,258    $   8,206,419     $   6,830,174
                                                            =============    =============     =============

                                      Condensed Statements of Cash Flow

                                                                 1999              1998             1997
Cash flows from operating activities:
   Net income                                               $   8,825,258    $   8,206,419     $   6,830,174
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Equity in undistributed earnings of
         subsidiary                                            (5,465,576)      (5,334,099)       (3,902,503)
       Depreciation and amortization                              215,999          215,999           215,999
       Change in other assets                                    (344,493)        (281,713)          (71,344)
       Change in other liabilities                                 84,391          125,640           (30,959)
                                                            -------------    -------------     -------------
          Net cash provided by operating activities             3,315,579        2,932,246         3,041,367
                                                            -------------    -------------     -------------
Cash flows from investing activities:
   Increase in cash surrender value of life
     insurance contracts                                           (9,622)          (9,439)           (9,416)
                                                            -------------    -------------     -------------
          Net cash used by investing activities                    (9,622)          (9,439)           (9,416)
                                                            -------------    -------------     -------------

Cash flows from financing activities:
   Capital contributed to subsidiary                                   --               --          (500,000)
   Proceeds from issuance and sale of
     common stock                                                 205,279          189,848             2,701
   Repayments of related party debt                               (40,000)         (50,000)          (50,000)
   Dividends paid                                              (3,531,612)      (3,117,842)       (2,600,640)
                                                            -------------    -------------     -------------
          Net cash used by financing activities                (3,366,333)      (2,977,994)       (3,147,939)
                                                            -------------    -------------     -------------

Net decrease in cash                                              (60,376)         (55,187)         (115,988)
Cash at beginning of year                                         928,198          983,385         1,099,373
                                                            -------------    -------------     -------------
Cash at end of year                                         $     867,822    $     928,198     $     983,385
                                                            =============    =============     =============

16. Commitments and Contingencies. The Corporation is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations, or cash flows.

17. Fair Values of Financial Instruments. The following information is presented as required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. For financial instruments not described below, generally short term financial instruments, book value approximates fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Securities and Interest Bearing Deposits. Fair values of securities and interest bearing deposits are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     Federal Funds Sold. Fair values of federal funds sold are based on quoted market prices.

     Loans, Net. The fair value for loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposits. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rate offered for similar deposits with the same remaining maturities.

     Securities Sold Under Agreements to Repurchase. Fair values of securities sold under agreements to repurchase are based on quoted market prices.

     The estimated fair values of the Corporation's financial instruments at December 31, 1999 and 1998 were as follows (rounded to the nearest thousand):

                                                    1999                               1998
                                                    ----                               ----
                                         Carrying            Fair           Carrying            Fair
                                           Value            Value             Value            Value

Financial assets:
   Securities                         $    24,047,000  $    24,052,000   $    27,153,000  $    27,153,000
   Federal funds sold                              --               --        24,300,000       24,300,000
   Loans, net                             546,897,000      546,789,000       466,661,000      467,521,000

Financial liabilities:
   Deposits                           $   522,382,000  $   522,979,000   $   459,183,000  $   460,307,000
   Securities sold under agreements
     to repurchase                          2,961,000        2,961,000         2,416,000        2,416,000
   Federal funds purchased                 11,620,000       11,620,000         4,800,000        4,800,000
   Long-term debt                          43,838,000       43,831,000        34,116,000       34,145,000
   Related party notes payable              2,471,000        2,374,000         2,511,000        2,465,000

     The Corporation believes that the fair value of commitments to extend credit and standby letters of credit approximate the stated amounts at December 31, 1999 and 1998.

18. Earnings Per Share of Common Stock. Basic earnings per share of common stock is computed by dividing net income available for common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing adjusted net income by the weighted average number of common shares and assumed conversions of dilutive securities outstanding during each year. Stock options are regarded as dilutive securities. Dilutive securities are computed using the treasury stock method.

     The following is a reconciliation of the numerators and denominators used in the basic and diluted earnings per share computations for the years ended December 31, 1999, 1998 and 1997:

                                  1999                             1998                             1997
                                  ----                             ----                             ----
                         Income          Shares           Income          Shares           Income          Shares
                      (Numerator)     (Denominator)    (Numerator)     (Denominator)    (Numerator)     (Denominator)
Basic EPS
Income available
   to common
   shareholders      $  8,825,258          1,358,313  $  8,206,419          1,355,498  $  6,830,174          1,354,498

Effect of Dilutive
   Securities
Stock options
   outstanding                 --             11,025            --              7,782            --              4,109
                     ------------    ---------------  ------------    ---------------  ------------    ---------------

Diluted EPS
Income available
   to common
   shareholders
   plus assumed
   conversions       $  8,825,258          1,369,338  $  8,206,419          1,363,280  $  6,830,174          1,358,607
                     ============    ===============  ============    ===============  ============    ===============

19. Segment Information. The Bank's principal business consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial real estate loans, consumer loans and single-family mortgage loans. The Bank has four wholly owned subsidiaries: a consumer finance business, a mortgage banking operation, a subprime automobile lending operation and a title insurance business. These subsidiaries have been disclosed below in the other column, as they do not meet the quantitative threshold on an individual basis.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues and expenses are accounted for as if they were transactions with third parties at current market prices.

     The reportable segments are strategic business units that offer different products and services. They are managed separately because each requires different marketing strategies.

1999                                             Bank               Other           Eliminations          Total
Interest income                           $     48,119,718    $    10,844,654     $      (3,734,594) $    55,229,778
Interest expense                                19,544,752          3,931,809             3,734,594       19,741,967
                                          ----------------    ---------------     -----------------  ---------------
Net interest income                       $     28,574,966    $     6,912,845     $              --  $    35,487,811
                                          ================    ===============     =================  ===============

Provision for loan losses                 $      1,286,710    $     1,846,669     $             --   $     3,133,379
Noninterest income                               5,271,970          2,541,364            (1,482,052)       6,331,282
Noninterest expense                             18,481,967          6,450,951               322,306       24,610,612
Income tax expense                               4,843,596            406,248                    --        5,249,844
                                          ----------------    ---------------     -----------------  ---------------
Segment net income                        $      9,234,663    $       750,341     $      (1,159,746) $     8,825,258
                                          ================    ===============     =================  ===============
Segment assets                            $    652,752,139    $    44,592,481     $     (41,332,295) $   656,012,325)
                                          ================    ===============     =================  ===============

1998

Interest income                           $     45,035,584    $     8,424,664     $      (2,667,792) $    50,792,456
Interest expense                                18,374,592          2,865,348             2,667,792       18,572,248
                                          ----------------    ---------------     -----------------  ---------------
Net interest income                       $     26,660,992    $     5,559,316     $              --  $    32,220,208
                                          ================    ===============     =================  ===============

Provision for loan losses                 $      1,468,533    $     1,948,477     $              --  $     3,417,010
Noninterest income                               3,871,232          1,571,161              (886,904)       4,555,489
Noninterest expense                             15,757,712          4,978,006               273,756       20,461,962
Income tax expense                               4,616,824             73,582                    --        4,690,406
                                          ----------------    ---------------     -----------------  ---------------
Segment net income                        $      8,689,155    $       130,412     $        (613,148) $     8,206,319
                                          ================    ===============     =================  ===============
Segment assets                            $    566,318,271    $    45,193,888     $     (43,332,634) $   568,179,525
                                          ================    ===============     =================  ===============

1997

Interest income                           $     45,095,525    $     5,477,748     $      (1,568,475) $    49,004,798
Interest expense                                18,962,133          1,750,274             1,568,475       19,143,932
                                          ----------------    ---------------     -----------------  ---------------
Net interest income                       $     26,133,392    $     3,727,474     $              --  $    29,860,866
                                          ================    ===============     =================  ===============

Provision for loan losses                 $      2,816,227    $     3,136,978     $             --   $     5,953,205
Noninterest income                               2,439,416            966,171              515,529         3,921,116
Noninterest expense                             13,795,797          3,471,074              258,032        17,008,839
Income tax expense                               4,712,409            722,645                   --         3,989,764
                                          ----------------    ---------------     ----------------   ---------------
Segment net income                        $      7,248,375    $    (1,191,762)    $        773,561   $     6,830,174
                                          ================    ================    ================   ===============
Segment assets                            $    532,646,914    $    26,601,930     $    (25,147,143)  $   534,101,701
                                          ================    ===============     ================   ===============

                         MARKET AND DIVIDEND INFORMATION

     There are 1,363,043 shares of Common Stock outstanding and approximately 1,760 shareholders of record of the Common Stock as of March 22, 2000.

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

                                        Sales Price at      Dividends Declared
                                          Quarter-End          Per Share(1)
                                          -----------          ------------

     1998:
       First quarter                        $110.00                $0.50
       Second quarter                        110.00                 0.50
       Third quarter                         115.00                 0.50
       Fourth quarter                        115.00                 0.80
                                                                    ----
                                                                   $2.30
                                                                    ====
     1999:
       First quarter                        $125.00                $0.56
       Second quarter                        135.00                 0.56
       Third quarter                         145.00                 0.56
       Fourth quarter                        150.00                 0.92
                                                                    ----
                                                                   $2.60
                                                                    ====
-------------------------
(1) For information regarding restrictions on the payment of dividends by the Bank to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" in this Annual Report. See also Note 13 of Notes to Consolidated Financial Statements.