Form 10-K, Exhibit 13
period 2000-12-31
GREENE COUNTY BANCSHARES INC
filed 2001-03-30
CIK 764402

SELECTED FINANCIAL DATA

                                                             2000             1999             1998           1997          1996
                                                             ----             ----             ----           ----          ----
                                                                                     (Dollars in Thousands)
Total interest income................................. $    67,696    $      55,229      $    50,792     $    49,005    $    39,521
Total interest expense................................      29,143           19,742           18,572          19,144         15,825
                                                       -----------    -------------      -----------     -----------    -----------
Net interest income...................................      38,553           35,487           32,220          29,861         23,696
Provision for loan losses.............................      (8,009)          (3,133)          (3,417)         (5,953)        (2,973)
                                                       ------------   --------------     ------------    ------------   ------------
Net interest income after provision for loan losses...      30,544           32,354           28,803          23,908         20,723
Non-interest income:
  Investment securities gains.........................          --               --               --               2             --
  Other income........................................       6,568            6,331            4,555           3,919          3,411
Non-interest expense..................................     (29,393)         (24,610)         (20,462)       (17,009)        (14,800)
                                                       ------------  ---------------    -------------   ------------   ------------
Income before income taxes............................       7,719           14,075           12,896          10,820          9,334
Income tax expense....................................      (2,206)          (5,250)          (4,690)         (3,990)        (3,371)
                                                       ------------   --------------     ------------    ------------   ------------
Net income............................................ $      5,513   $        8,825     $     8,206     $    6,830     $     5,963
                                                       ============   ==============     ===========     ===========    ===========

Per Share Data:1
  Net income, basic................................... $      4.05    $        6.50      $      6.05     $      5.04    $      4.43
  Net income, assuming dilution....................... $      4.01    $        6.44      $      6.02     $      5.03    $      4.43
  Dividends declared.................................. $      2.76    $        2.60      $      2.30     $      1.92    $      1.72
  Book value.......................................... $     46.20    $       44.70      $     40.81     $     37.00    $     33.76

Financial Condition Data:
  Assets.............................................. $   789,117    $     656,012      $   568,179     $   534,102    $   478,048
  Loans, net.......................................... $   657,065    $     546,897      $   466,661     $   441,390    $   381,272
  Cash and investment securities...................... $    76,816    $      72,223      $    49,939     $    62,166    $    73,713
  Federal funds sold.................................. $     8,130    $          --      $    24,300     $     5,500    $        --
  Deposits............................................ $   648,641    $     522,382      $   459,183     $   461,728    $   408,722
  Notes Payable....................................... $    59,949    $      46,309      $    36,627     $    15,487    $    15,806
  Federal funds purchased and repurchase agreements... $     4,713    $      14,581      $     7,216     $     1,414    $     3,272
  Shareholders' equity................................ $    63,010    $      60,772      $    55,386     $    50,113    $    45,725

Selected Ratios:
  Interest rate spread................................       5.18%            5.90%            5.96%           5.70%          5.16%
  Net yield on interest-earning assets................       5.67%            6.39%            6.53%           6.21%          5.65%
  Return on average assets............................       0.75%            1.47%            1.56%           1.33%          1.32%
  Return on average equity............................       8.58%           14.90%           15.63%          13.93%         13.23%
  Average equity to average assets....................       8.78%            9.89%            9.97%           9.55%          9.94%
  Dividend payout ratio...............................      68.22%           40.02%           37.99%          38.08%         39.05%
  Ratio of nonperforming assets to total assets.......       0.96%            0.96%            1.15%           0.81%          0.49%
  Ratio of allowance for loan losses to
    nonperforming assets..............................     154.83%          163.48%          156.34%         210.15%        315.27%
  Ratio of allowance for loan losses to total loans...       1.72%            1.81%            2.11%           2.01%          1.87%


1 Amounts have been restated to reflect the effect of the Company's 3-for-1 stock split effected in October 1997.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHANGES
                IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

     ALL DOLLAR AMOUNTS SET FORTH BELOW, OTHER THAN PER-SHARE AMOUNTS AND PERCENTAGES, ARE IN THOUSANDS UNLESS OTHERWISE NOTED.

GENERAL

     Greene County Bancshares, Inc. (the "Company") was formed in 1985 and serves as the bank holding company for Greene County Bank (the "Bank"), which is a Tennessee-chartered commercial bank that conducts the principal business of the Company. The Bank wholly owned American Fidelity Bank, whose operations were combined into the Bank during 1996, and Premier Bank of East Tennessee, whose operations were combined into the Bank in 1998. In addition to its commercial banking operations, the Bank conducts separate businesses through three wholly-owned subsidiaries: Superior Financial Services, Inc. ("Superior Financial"), a consumer finance company; GCB Acceptance Corporation ("GCB Acceptance"), a consumer finance company specializing in subprime automobile lending; and Fairway Title Co., a title company. The Bank also operates a trust and money management function, doing business as President's Trust, in Wilson County, Tennessee and also operates a mortgage banking function headquartered in Knoxville, Tennessee. At December 31, 2000, the Company maintained a main office in Greeneville, Tennessee and 25 bank branches (of which seven are in leased operating premises) and 19 separate locations operated by the Bank's subsidiaries and other operating divisions.

     The principal business of the Company consists of accepting deposits from the general public and investing these funds and borrowed funds primarily in loans and, to a limited extent, securities available for sale or held to maturity. Loans are originated by the Company within its primary market area of east Tennessee and include commercial loans, commercial and residential real estate loans, and installment consumer loans.

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

BRANCH PURCHASE AND SALE

     On March 8, 2001, the Bank acquired a bank branch located in Hot Springs, North Carolina (the "North Carolina Branch") from Wachovia Bank, N.A. ("Wachovia") and sold its bank branch located in Farragut, Tennessee (the "Farragut Branch") to Wachovia. The purchase of the North Carolina Branch and the sale of the Farragut Branch were pursuant to two separate Purchase and Assumption Agreements between the Bank and Wachovia as entered into on September 20, 2000 and subsequently amended on February 7, 2001.

BRANCH EXPANSION

     During the early part of 2000, the Company continued the expansion of its branch network, opening new branches in Hawkins, Loudon and Sullivan Counties, Tennessee. Further, the Company opened an additional branch in Blount County, Tennessee in the fall of 2000.

LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank. Applicable Tennessee statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payments are subject to the continuing ability of the Bank to maintain compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a "well-capitalized" institution. In addition, the Company maintains lines of credit totaling $20 million with the Federal Home Loan Bank of Cincinnati ("FHLB") and federal funds lines of credit totaling $57.5 million at six correspondent banks. Of these lines, the Company had $57.5 million immediately available at December 31, 2000.

     In 2000, operating activities of the Company provided $11,188 of cash flows, reflecting net income of $5,513 and adjusted to include non-cash operating expenses such as $8,009 in provision for loan losses and amortization and depreciation of $1,601, and exclude non-cash operating income, such as $822 in the increased cash surrender value of life insurance contracts and $865 in the net change in accrued interest and other liabilities. Cash flows from operating activities were also increased by the proceeds from the sale of held-for-sale loans of $31,220, offset in part by cash used to originate held-for-sale loans of $31,553. This decrease in overall activity in held-for-sale loans from 1999 and 1998, as compared to 2000, reflects a slowdown in mortgages originated and sold by the Bank's mortgage banking operation in a rising interest rate environment.

     Investing activities, including lending, used $150,234 of the Company's cash flows, a 61.87% increase from 1999 levels. Origination of loans held to maturity net of principal collected used $120,951 in funds, up from $89,989 in 1999 as the Company's loan originations increased as a result of the Company's expansion of branches into additional areas of East Tennessee during 2000, the Company's hiring of experienced lending officers in targeted market areas and aggressive loan pricing in order to build market share. Purchase of securities available for sale, net of proceeds from maturities of securities held to maturity, used $24,554 in cash flows, as the Company entered into a leveraged transaction with the FHLB to purchase $25,000 in federal agency bonds for the primary purpose of utilizing such bonds to pledge public deposits. The transaction also enhanced earnings per share and return on equity. The use of cash by investing activities also increased in part from the Company's investment in premises and equipment of $7,357 resulting from the Company's branch expansion and furnishings related thereto.

     Net  additional  cash  inflows  of  $126,659  were  provided  by  financing activities, an increase of $44,564 from 1999 levels. The increase was attributable primarily to deposit inflow from certificates of deposit of $117,621 and non-certificate deposits of $8,638. This increase in deposit inflow as compared to 1999 was attributable to the Company's payment of competitive interest rates and its branch expansion throughout East Tennessee. Cash provided by financing activities also included the Company's reliance on notes payable of $70,000 during 2000, of which $56,360 was repaid during the year. As in prior years, the Company's cash flow from financing activities was decreased by the Company's dividend payments during 2000 of $3,761.

     CAPITAL RESOURCES. The Company's capital position is reflected in its shareholders' equity, subject to certain adjustments for regulatory purposes.
Shareholders' equity, or capital, is a measure of the Company's net worth, soundness and viability. The Company's capital continued to exceed regulatory requirements at December 31, 2000 and its record of paying dividends to its stockholders continued uninterrupted during 2000. Management believes the capital base of the Company allows it to take advantage of business opportunities while maintaining the level of resources deemed appropriate by management of the Company to address business risks inherent in the Company's daily operations.

     Shareholders'  equity on  December  31,  2000 was  $63,010,  an increase of
$2,238, or 3.68%, from $60,772 on December 31, 1999. The increase in shareholders' equity arises primarily from net income for 2000 of $5,513 ($4.05 per share, or $4.01 per share assuming dilution), and proceeds from the exercise of stock options during 1999 totaling $389. This increase was offset in part by quarterly dividend payments during 2000 that totaled $3,761 ($2.76 per share).

     Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board (the "FRB") and the Federal Deposit Insurance Corporation ("FDIC") require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of stockholders' equity, less goodwill) and total capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital. At December 31, 2000, the Company and the Bank each satisfied their respective minimum regulatory capital requirements, and the Bank was "well-capitalized" within the meaning of federal regulatory requirements.

ASSET/LIABILITY MANAGEMENT

     The operations and profitability of the Company are largely impacted by changes in interest rates and management's ability to control interest rate sensitivity. Management believes that its asset/liability strategy reduces the risk associated with fluctuation in interest rates. The Company strives to be neither asset sensitive nor liability sensitive by relying upon a mix of fixed rate and variable rate products. At December 31, 2000, approximately 38.8% of the Company's gross loans had adjustable rates. The Company has a mixture of fixed rate loans and loans tied to its Prime Rate and the investment portfolio also has a substantial amount of adjustable-rate securities. It is management's belief that while this mixture may not give maximum returns under certain market conditions, it can prevent severe swings in earnings under other conditions. Management believes the Company is somewhat asset sensitive; therefore, in a falling rate environment earnings will tend to fall, while in a rising rate environment earnings will tend to improve. Despite the implementation of strategies to achieve a matching position of assets and liabilities and to reduce the exposure to fluctuating interest rates, the results of operations of the Company will remain subject to the level and movement of interest rates.

CHANGES IN RESULTS OF OPERATIONS

     NET INCOME. Net income for 2000 was $5,513, a decrease of $3,312, or 37.53%, as compared to net income of $8,825 for 1999. The decrease resulted primarily from an increase in provision for loan losses of $4,876, or 155.63%, to $8,009 in 2000 from $3,133 in 1999, and an increase in non-interest expense of $4,783, or 19.43%, to $29,393 in 2000 from $24,610 in 1999. The increase in provision for loan losses reflects significant charge-offs at Superior Financial, the Company's consumer finance subsidiary. The increase in non-interest expense is attributable primarily to increases in salaries and benefits and in other expenses. These changes were offset, in part, by the $3,066, or 8.64%, increase in net interest income to $38,553 in 2000 from $35,487 in 1999. The increase in net interest income primarily reflects an increased volume of loans that more than offset the increases in volume and average rate associated with the Company's interest-bearing liabilities.

     Net income for 1999 was $8,825, an increase of $619, or 7.54%, as compared to net income of $8,206 for 1998. The increase resulted primarily from an increase in net interest income of $3,267, or 10.14%, to $35,487 in 1999 from $32,220 in 1998, and an increase in non-interest income of $1,776, or 38.99%, to $6,331 in 1999 from $4,555 in 1998. The increase in net interest income primarily reflects an increased volume of loans that offset the dollar effects of spread compression as the average yield on interest-earning assets declined to a greater extent than the average rate on the Company's interest-bearing liabilities. These changes were offset in part by the $4,148, or 20.27% increase in non-interest expense to $24,610 in 1999 from $20,462 in 1998, attributable primarily to increases in salaries and benefits and in other expenses.

     NET INTEREST INCOME. The largest source of earnings for the Company is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected in part by management's responses to changes in interest rates through asset/liability management. During 2000, net interest income was $38,553 as compared to $35,487 in 1999, an increase of 8.64%. This increase was due primarily to an increase in average loan balances, which increased $97,884, or 19.18%, to $608,351 in 2000 from $510,467 in 1999, while the yield on average loans remained constant at 10.34%. While the Company's yield on average loans was enhanced by the environment of increasing interest rates during 2000, as the Company's asset/liability position is slightly asset-sensitive, such yield was correspondingly decreased by the Company's aggressive loan pricing in order to obtain market share in new markets and increase share in existing markets. The increase in net interest income was offset, in part, by increases in both average balances and rates related to interest-bearing liabilities, as the Company aggressively funded the growth in loans. In particular, the Company's rate on average interest-bearing liabilities increased to 4.78% in 2000 from 4.04% in 1999, reflecting both an increasing interest rate environment as well as a very competitive market in which to attract deposits. As a result, the Company's interest rate spread and net interest margin declined in 2000 from 1999. In view of the Company's slightly asset-sensitive position, management anticipates further declines in both interest rate spread and net interest margin if product mixes remain relatively unchanged and interest rates continue to decline as evidenced during the first quarter of 2001.

     During 1999, net interest income was $35,487 as compared to $32,220 in 1998, an increase of 10.14%. This increase was due primarily to an increase from 1998 in the average balance of interest-earning assets that offset the effects of a decline in average rates earned on such assets. In addition, the increase in net interest income was also attributable to the decline in the average rate of interest-bearing liabilities to 4.04% in 1999 from 4.34% in 1998 that offset in large part the cost of the Company's increased reliance during 1999 of deposits to fund loan growth. Among such liabilities, the Company increased its average level of deposits to $460,450 in 1999 from $416,647 in 1998 while the average rate paid declined to 3.97% in 1999 from 4.28% in 1998.

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

                                               2000                                1999                            1998
                              ----------------------------------   -------------------------------   ------------------------------
                               Average                  Average       Average              Average     Average              Average
                               Balance       Interest     Rate        Balance    Interest   Rate       Balance   Interest     Rate
                               -------       --------     ----        -------    --------   ----       -------   --------     ----
                                                                       (Dollars in Thousands)
INTEREST-EARNING ASSETS:
Loans1
------
Real estate loans.............$  448,808    $  39,316     8.76%     $  370,529  $  32,429   8.75%    $ 310,850   $ 27,954    8.99%
Commercial loans..............    80,399        7,646     9.51%         64,268      5,790   9.01%       51,177      4,785    9.35%
Consumer and other loans-
   net2                           79,144       11,304    14.28%         75,670     10,253  13.55%       80,858     11,328   14.01%
Fees on loans.................                  4,608                               4,314                           3,754
                              ----------    ---------               ----------  ---------            ---------   --------

  Total loans
   (including fees)...........$  608,351    $  62,874    10.34%     $  510,467  $  52,786  10.34%    $ 442,885   $ 47,821   10.80%
                               ---------     --------                ---------   --------             --------    -------

Investment securities3
---------------------
Taxable                       $   44,427    $   3,153     7.10%     $   20,384  $   1,196   5.87%    $  27,015   $  1,684    6.23%
Tax-exempt4...................     3,213          140     4.36%          4,085        160   3.92%        6,251        282    4.51%
FHLB and Bankers
  Bank Stock..................     3,986          288     7.23%          3,377        244   7.23%        2,312        181    7.83%
                              ----------    ---------               ----------  ---------            ---------   --------

  Total investment
    securities................$   51,626    $   3,581     6.94%     $   27,846  $   1,600   5.75%    $  35,578   $  2,147    6.03%

Other short-term
  Investments.................    19,495        1,241     6.37%         17,309        843   4.87%       14,809        824    5.56%
                              ----------    ---------               ----------  ---------            ---------   --------

  Total interest-
    earning assets............$  679,472    $  67,696     9.96%     $  555,622  $  55,229   9.94%    $ 493,272   $ 50,792   10.30%
                               ---------     --------                ---------   --------             --------    -------

NON-INTEREST-EARNING ASSETS:
Cash and due from
 banks                        $   21,757                            $   22,252                       $  17,855
Premises and
  equipment...................    21,351                                12,936                           9,968
Other, less allowance
  for loan losses.............     8,471                                 8,001                           5,346
                              ----------                            ----------                       ---------

  Total non-interest-
    earning assets............$   51,579                            $   43,189                       $  33,169
                               ---------                             ---------                        --------

  Total Assets................$  731,051                            $  598,811                       $ 526,441
                              ==========                             =========                        ========

----------------------------
1 Average loan balances include nonaccrual loans. Interest income collected on nonaccrual loans has been included.
2 Installment loans are stated net of unearned income.
3 The average balance of and the related yield associated with securities available for sale are based on the cost of such securities.
4 Tax exempt income has not been adjusted to tax-equivalent basis since it is not material.

                                               2000                                1999                            1998
                              ----------------------------------   -------------------------------   ------------------------------
                               Average                  Average     Average             Average     Average              Average
                               Balance      Interest     Rate       Balance   Interest   Rate       Balance   Interest     Rate
                               -------      --------     ----       -------   --------   ----       -------   --------     ----
                                                                        (Dollars in Thousands)
INTEREST-BEARING LIABILITIES:
Deposits
--------
  Savings, NOW
    accounts, and
    money markets............. $  193,889  $    5,116   2.64%    $  187,058   $    4,629  2.47%  $   160,775  $    3,850   2.39%
  Time deposits...............    353,278      20,175   5.71%       273,392       13,671  5.00%      255,872      13,975   5.46%
                               ----------  ----------            ----------   ----------         -----------  ----------

     Total deposits........... $  547,167  $   25,291   4.62%    $  460,450   $   18,300  3.97%  $   416,647  $   17,825   4.28%

Securities sold
  under repurchase
  agreements and
        short-term
        borrowings............      6,036         304   5.04%         7,326          318  4.35%       2,944          116   3.94%

Notes Payable.................     56,934       3,548   6.23%        21,401        1,124  5.25%       8,503          631   7.42%
                               ----------  ----------            ----------   ----------         ----------   ----------

Total interest-bearing
        liabilities........... $  610,137  $   29,143   4.78%    $  489,177   $   19,742  4.04%  $  428,094   $   18,752   4.34%

NON-INTEREST-BEARING
  LIABILITIES:
  Demand deposits............. $   46,010                        $   42,278                      $   39,822
  Other liabilities...........     10,685                             8,113                           6,034
                               ----------                        ----------                      ----------
  Total liabilities........... $   56,695                        $   50,391                      $   45,856

  Stockholders' equity........     64,219                            59,243                          52,491
                               ----------                        ----------                      ----------

Total liabilities and
  stockholders' equity........ $  731,051                        $  598,811                      $  526,441
                               ==========                        ==========                      ==========

Net interest income...........             $   38,553                         $   35,487                       $  32,220
                                           ==========                         ==========                       =========

MARGIN ANALYSIS:
  Interest rate spread........                          5.18%                             5.90%                            5.96%

Net yield on interest-
  earning assets (net
  interest margin)............                          5.67%                             6.39%                            6.53%
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

                                                     2000 vs. 1999                                    1999 vs. 1998
                                     -----------------------------------------------   --------------------------------------------
                                                                Rate/        Total                              Rate/      Total
                                       Volume        Rate       Volume       Change     Volume      Rate        Volume     Change
                                       ------        ----       ------       ------     ------      ----        ------     ------
                                                                              (In thousands)
INTEREST INCOME:
    Loans net of unearned income...  $  10,123    $     (29)  $      (6)   $  10,088   $  7,297   $   (2,023)  $   (309)  $   4,965
    Investment securities:
      Taxable......................      1,411          251         295        1,957       (413)         (99)        24        (488)
      Tax exempt...................        (34)          18          (4)         (20)       (98)         (37)        13        (122)
      FHLB and Bankers Bank Stock..         44            -           -           44         83          (14)        (6)         63
    Other short-term investments...        106          259          33          398        139         (103)       (17)         19
                                     ---------    ---------   ---------    ---------   --------   ----------   --------   ---------

  Total interest income............     11,650          499         318       12,467      7,008       (2,276)      (295)      4,437
                                     ---------    ---------   ---------    ---------   --------   ----------   --------   ---------

INTEREST EXPENSE:
    Savings, NOW accounts, and
        money market accounts......        169          307          11          487        629          129         21         779
    Time deposits..................      3,995        1,941         568        6,504        957       (1,181)       (81)       (305)
    Short-term borrowings..........        (56)          51          (9)         (14)       172           12         18         202
    Debt   ........................      1,866          210         348        2,424        956         (184)      (278)        494
                                     ---------    ---------   ---------    ---------   --------   ----------   --------   ---------

    Total interest expense.........      5,974        2,509         918        9,401      2,714       (1,224)      (320)      1,170
                                     ---------    ---------   ---------    ---------   --------   ----------   --------   ---------

Net interest income................  $   5,676    $  (2,010)  $    (600)   $   3,066   $  4,294   $   (1,052)   $    25   $   3,267
                                      ========     ========    ========     ========    =======    =========    =======    ========

     At December 31, 2000, loans outstanding and loans held-for-sale, net of unearned income and allowance for loan losses, were $657,065 compared to $546,897 at 1999 year end. The increase is primarily due to the Company's presence in new markets during 2000, as well as the combination of additional lenders, first-hand knowledge of the local lending markets and competitive loan rates. Average outstanding loans, net of unearned interest, for 2000 were $608,351, an increase of 19.18% from the 1999 average of $510,467. The average outstanding loans for 1998 were $442,885. The growth in average loans for the past three years can be attributed to the Company's continuing market expansion into surrounding counties through the Company's branch network, the development of its other financing businesses and indirect financing and aggressive loan pricing. During 1999, the Company continued its expansion with new branches in Monroe and Blount Counties and moved operations of an existing branch in Sullivan County to a new facility. In addition, the loan growth in 1999 was attributable to a new management group that joined the Company. Management cannot predict at what rate the loan portfolio will grow in the future; however, it does not believe the Company will match 2000 growth levels.

     Average investment securities for 2000 were $51,626, compared to $27,846 in 1999, and $35,577 in 1998. The increase of $23,780, or 85.40%, from 1999 to 2000 primarily reflects the purchase of $25,000 of federal agency securities at the beginning of 2000 for the principal purpose of pledging public deposits. The decline in the average balance of investment securities from 1998 to 1999 was the result of the Company's use of the proceeds from the maturities of available-for-sale securities to fund higher-yielding loans. In 2000, the average yield on investments was 6.94%, an increase from the 5.75% yield in 1999 and the 6.04% yield in 1998. The increase in 2000 results primarily from the 7.33% yield on the $25,000 federal agency security referenced previously, as well as the beneficial effect of the higher interest rate environment during 2000 on the Company's adjustable-rate investment securities. The decline in 1999 reflects the prepayment of a substantial amount of loans underlying the adjustable-rate securities, and thus the amortization of the associated premiums, as borrowers tended to refinance their adjustable-rate loans with fixed rate loans. Income provided by the investment portfolio in 2000 was $3,581 as compared to $1,600 in 1999, and $2,147 in 1998.

     PROVISION FOR LOAN LOSSES. Management assesses the adequacy of the allowance for loan losses by considering a combination of regulatory and credit risk criteria. The entire loan portfolio is graded and potential loss factors are assigned accordingly. The potential loss factors for impaired loans are assigned based on regulatory guidelines. The regulatory criteria are set forth in the Interagency Policy Statement on the Allowance for Loan and Lease Losses. The potential loss factors associated with unimpaired loans are based on historical net loss experience and management's review of trends within the portfolio and related industries.

     Generally, commercial, commercial real estate and residential real estate loans are assigned a level of risk at inception. Thereafter, these loans are reviewed on an ongoing basis. The review includes loan payment and collateral status, borrowers' financial data and borrowers' internal operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant change can result in an increase or decrease in the loan's assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis. The establishment of and any changes to risk grades for consumer loans are generally based upon payment performance.

     Generally, the Bank maintains only a general loan loss allowance. This allowance is increased or decreased based on management's assessment of the overall risk of its loan portfolio. Occasionally, a portion of the allowance may be allocated to a specific loan to reflect unusual circumstances associated with that loan.

     Management reviews certain key indicators on a monthly basis, including current economic conditions, delinquency trends and ratios, portfolio mix changes and other information management deems necessary, as well as year-end loss results. This review process provides a degree of objective measurement that is used in conjunction with periodic internal evaluations. To the extent that this process yields differences between estimated and actual observed losses, adjustments are made to provisions and/or the level of the allowance.

     Increases and decreases in the allowance for loan losses due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

     The Company's provision for loan losses increased $4,876, or 155.63%, to $8,009 in 2000 from $3,133 in 1999. The increase in the provision for loan losses is primarily attributable to significant charge-offs at Superior Financial, the Company's consumer lending subsidiary. Charge-offs at Superior Financial, net of recoveries, exceeded such net charge-offs in the Bank by 22.29%. Net charge-offs in Superior Financial were $3,210 versus $2,625 in the Bank. Such net charge-offs were a result of a decline in loan quality, implementation of a more aggressive charge-off policy, and significantly high bankruptcy rates in Tennessee. Assuming no further deterioration of the local and regional economy, and based upon information presently available, management anticipates that net charge-offs in the Superior Financial loan portfolio should decline in the near future.

     The ratio of non-performing assets to total assets was 0.96% at December 31, 2000 and December 31, 1999. Despite the Company's increased provision for loan losses in 2000 compared to 1999 and the $1,396, or 13.51%, increase in the allowance for loan losses to $11,728 at December 31, 2000 as compared to $10,332 at December 31, 1999, the ratio of the Company's allowance for loan losses to non-performing assets decreased in 2000 to 154.83% from 163.48% in 1999 primarily due to an increase in nonaccrual loans. Nonaccrual loans increased $1,861, or 63.04%, to $4,813 at December 31, 2000 from $2,952 at December 31,
1999. The increase consists primarily of four commercial loans totaling approximately $1,000 in Washington County, Tennessee and on which the Company expects no significant loss; one commercial real estate loan in Washington County, Tennessee in the approximate amount of $500, on which the Company expects no significant loss; and four consumer loans totaling approximately $1,000 in Hamblen County, Tennessee, which are adequately secured by 1-4 family residences and on which the Company expects no significant loss. These increases were offset, in part, by reductions in non-accrual loans primarily in Greene County, Tennessee.

     The Company's provision for loan losses decreased $284, or 8.31%, to $3,133 in 1999 from $3,417 in 1998. The decrease in the provision for loan losses is primarily attributable to the Company's assessment of the risk of collection inherent in its existing loan portfolio. The ratio of non-performing assets to total assets decreased to 0.96% at December 31, 1999 as compared to 1.15% at December 31, 1998. Management attributes the decline in non-performing assets to the Company's increased emphasis on collection efforts, including the recruitment of an experienced collection professional. As a result, despite the Company's reduced provision for loan losses in 1999 as compared to 1998, the ratio of the Company's allowance for loan losses to non-performing assets increased in 1999 to 163.48% from 156.34% in 1998.

     To further manage its credit risk on loans, the Company maintains a "watch list" of loans that, although currently performing, have characteristics that require closer supervision by management. At December 31, 2000 the Company had identified approximately $14,700 in loans that were placed on its "watch list," a significant increase from the approximate $5,900 as of December 31, 1999 because of an enhanced risk rating system for loans and better identification of potential problem loans due, in part, to an improved loan review function and increased reliance thereon. Management believes the level of "watchlist" loans, as a percentage of total loans, will improve during 2001.

     NON-INTEREST INCOME. Income that is not related to interest-earning assets, consisting primarily of service charges, commissions and fees, has become more important as increases in levels of interest-bearing deposits and other liabilities make it more difficult to maintain interest rate spreads.

     Total non-interest income for 2000 increased to $6,568 as compared to $6,331 in 1999 and $4,555 in 1998. The largest components of non-interest income are service charges, commissions and fees, which totaled $5,200 in 2000, $5,258 in 1999 and $3,840 in 1998. While deposit growth in 2000 aided the Company's continued focus on enhancing fee income via associated service charges and commissions, a decrease in fees and commissions at Superior Financial, attributable mainly to reduced loan originations in 2000 as compared to 1999, negated this enhancement.

     NON-INTEREST EXPENSE. Control of non-interest expense also is an important aspect in managing net income. Non-interest expense includes, among others, personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage and Federal Deposit Insurance Corporation assessments. Total non-interest expense was $29,393 in 2000, compared to $24,610 in 1999 and $20,462 in 1998.

     Personnel costs are the primary element of the Company's non-interest expenses. In 2000, salaries and benefits represented $16,734, or 56.9%, of total non-interest expenses. This was an increase of $2,395, or 16.7%, over 1999's total of $14,339. Personnel costs for 1999 increased $2,880, or 25.1%, over 1998's total of $11,459. These increases reflect the increased staffing needs of the Company's continued expansion of the Bank and subsidiary branch network throughout East Tennessee. The higher costs in 2000 were also attributable to the usually higher expense of hiring and retaining more seasoned lending personnel as part of the Company's overall goal to increase loan growth without a decline in the overall quality of loans being originated. Overall, the number of full-time equivalent employees at December 31, 2000 was 388 versus 363 at December 31, 1999, an increase of 6.9%.

     Occupancy and furniture and equipment expense exhibited the same upward trend during the past three years as did personnel costs due to essentially the same reasons referenced above. At December 31, 2000, the Company had 44 branches compared to 48 branches at December 31, 1999.

     Loss on sale of real estate owned and repossessed assets increased over 1999 levels as a result of a $280 writedown related to one large real estate property. The writedown was a result of a decline in the net realizable value of the property during 2000. Management believes the property is currently reflected at its realizable value.

     Other expenses increased $1,309, or 23.6%, from 1999 to 2000. The increase was primarily attributable to higher operating expenses associated with additional branches, additional Financing Corporation ("FICO") premiums associated with the higher deposit level, increased foreclosure costs associated with more aggressive loan collection efforts and higher charge-offs and increased costs associated with certain software conversion efforts and issues related thereto. The increase from 1998 to 1999 was $543, or 10.8%.

     Provision for income taxes decreased significantly during 2000 as compared to 1999 levels due to the Company's reevaluation of its estimated liability as a result of Internal Revenue Service examinations of certain prior tax years and a change in the estimated state tax liability associated with bad debts.

CHANGES IN FINANCIAL CONDITION

     Total assets at December 31, 2000 were $789,117, an increase of $133,105, or 20.29%, over 1999's year end total assets of $656,012. Average assets for 2000 were $731,051, an increase of $132,240, or 22.08%, over 1999 average assets of $598,811. This increase was primarily the result of an increase in the average balance of loans to $608,351 in 2000 as compared to an average balance of $510,467 in 1999. Return on average assets was .75% in 2000, as compared to 1.47% in 1999 and 1.56% in 1998, reflecting the Company's compressed net interest margin over prior years in a period of continuing asset growth, increasing non-interest expense, coupled with the increased provision for loan losses in 2000.

     Total assets at December 31, 1999 were $656,012, an increase of $87,833, or 15.46%, over 1998's year-end total assets of $568,179. Average assets for 1999 were $598,811, an increase of $72,370, or 13.75%, over 1998 average assets of $526,441. This increase was primarily the result of an increase in the average balance of loans to $510,467 in 1999 as compared to an average balance of $442,885 in 1998. This increase was offset in part by the decline in the average balance of investment securities to $27,846 in 1999 from $35,577 in 1998, as the Company shifted its funding focus to loans because of the relatively higher yields available and because of the loan demand generated by its additional lending personnel. Return on average assets was 1.47% in 1999, as compared to 1.56% in 1998.

     Earning assets consist of loans, investment securities and short-term investments that earn interest. Average earning assets during 2000 were $679,472, an increase of 22.29% from an average of $555,621 in 1999.

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

     The Company maintains an investment portfolio to provide liquidity and earnings. Investments at December 31, 2000 had an amortized cost of $48,441 and a market value of $48,527. At December 31, 1999, investments had an amortized cost of $24,076 and market value of $24,052. This increase in investments in 2000 primarily reflects the Company's purchase of $25,000 in federal agency securities, as previously discussed, for the primary purpose of pledging public deposits. Because the securities were callable, their market value does not differ significantly from their cost and, in combination with the shorter-term and adjustable securities in the remainder of the Company's investment portfolio, the Company's investments are less susceptible to significant changes in market value. An effect of this approach is reflected in the absence of any significant difference between the securities' amortized cost and market value at December 31, 2000.

     The Company's deposits were $648,641 at December 31, 2000. This represents an increase of $126,259, or 24.17%, from the $522,382 of deposits at December 31, 1999. Average interest-bearing deposits increased $86,717, or 18.83%, in 2000. In 1999, average interest-bearing deposits increased $43,803, or 10.51%, over 1998. These increases in deposits are primarily the result of the Company's expansion of full-service branches of the Bank into new markets in East Tennessee. In addition, the Company has actively marketed its money market accounts and certificates of deposits with competitive interest rates in order to fund loan growth. Non-interest bearing demand deposit balances increased 20.00% to $47,794 at December 31, 2000 from $39,830 at December 31, 1999.

     The Company's continued ability to fund its loan and overall asset growth remains dependent upon the availability of deposit market share in the Company's existing market of East Tennessee. As of June 30, 2000, approximately 61.5% of the deposit base of East Tennessee was controlled primarily by five commercial banks, one savings bank and one credit union and, as of September 30, 2000, the total deposit base of Tennessee commercial banks had a weighted average rate of 3.66%. Management of the Company does not anticipate further significant growth in its deposit base unless it either offers interest rates well above its prevailing rate on average interest-bearing deposits of 4.62% or it acquires deposits from other financial institutions. During 2000, the premiums charged in Tennessee by selling financial institutions for deposit accounts ranged from 7% to 29%. If the Company takes action to increase its deposit base by offering above-market interest rates or by acquiring deposits from other financial institutions and thereby increases its overall cost of deposits, its net interest income could be adversely affected if it is unable to correspondingly increase the rates it charges on its loans.

     Interest paid on deposits in 2000 totaled $25,291 reflecting a 4.62% cost on average interest-bearing deposits of $547,167. In 1999, interest of $18,300 was paid at a cost of 3.97% on average deposits of $460,450. In 1998, interest of $17,825 was paid at a cost of 4.28% on average deposits of $416,647.

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

     The following table reflects the Company's interest rate gap position at December 31, 2000 based upon repricing dates rather than maturity dates. This table represents a static point in time and does not consider other variables such as changes in relationships or interest rate levels. According to the table, on December 31, 2000, the Company had a negative cumulative one-year gap position of $44,200, indicating that while $538,778 in liabilities were repricing, only $494,578 in assets would reprice in the same time frame. The table depicts all money market and transaction accounts with an expected maturity date in 2001, thus giving rise to the negative gap position. Management believes this depiction is a strict interpretation of the maturity characteristics of such accounts, as they technically are available upon demand and, thus, can mature immediately. However, for asset/liability management purposes and based upon its experience with its deposit base over the years and modeling analyses prepared by independent firms, the Company considers these accounts, as well as certain other savings deposits, as having longer maturities than those depicted in the table and, thus, the Company believes its liabilities would not be as sensitive to changes in interest rates as depicted in the table. In fact, based on the Company's asset/liability modeling data prepared by an independent consulting firm as of December 31, 2000 and based upon data provided by the Company, the Company currently believes it has a positive cumulative one-year gap and is, thus, slightly asset-sensitive.


                                   -------------------------------------------------------------------------------------------------
                                                                       Expected Maturity Date
                                   -------------------------------------------------------------------------------------------------

                                     2001        2002        2003        2004         2005      Thereafter    Total    Fair Value(1)
                                     ----        ----        ----        ----         ----      ----------    -----    -------------
                                                                      (Dollars in Thousands)
Interest-Earning Assets:
    Loans, net of allowance for
        loan losses...............$ 436,927   $  86,522   $  64,575    $  36,217   $  16,762    $  16,062    $ 657,065    $ 653,848
        Average interest rate.....     9.59%       8.52%       8.40%        8.61%       8.98%        8.90%        9.25%

    Investment securities.........$  45,267   $   1,000   $     207    $      94   $      82    $   1,874    $  48,524    $  48,527
        Average interest rate.....     6.90%       4.93%       5.92%        7.15%       7.15%        5.40%        6.82%

    Federal Funds Sold............$   8,130   $      --   $      --    $      --   $      --    $      --    $   8,130    $   8,130
      Average interest rate.......     5.81%                                                                      5.81%

    FHLB and Bankers Bank
        stock.....................$   4,254   $      --   $      --    $      --   $      --    $      --    $   4,254    $   4,254
        Average interest rate.....     7.25%                                                                      7.25%

    Total interest-earning
      assets......................$ 494,578   $  87,522   $  64,782    $  36,311   $  16,844    $  17,936    $ 717,973    $ 714,759

Interest-Bearing Liabilities:
    Savings and time deposits.....$ 330,628   $  66,094   $  19,958    $   3,244   $   5,458    $  27,259    $ 452,641    $ 440,720
       Average interest rate......     6.05%       6.33%       6.06%        3.07%       4.77%        2.36%        5.82%

    Money market and
      transaction accounts........$ 148,206   $      --   $      --    $      --   $      --    $      --    $ 148,206    $ 112,809
       Average interest rate......     2.72%                                                                      2.72%

    Debt and other borrowed
      money(1)....................$  55,231   $   1,040   $   1,072    $     240   $     340    $   2,026    $  59,949    $  59,833
        Average interest rate.....     5.71%       6.01%       6.07%        8.00%       8.00%        7.56%        5.81%

    Securities sold under
      agreement to repurchase.....$   4,713   $      --   $      --    $      --   $      --    $      --    $   4,713    $   4,713
       Average interest rate......     5.80%                                                                      5.80%

    Total interest-bearing
      liabilities.................$ 538,778   $  67,134   $  21,030    $   3,484   $   5,798    $  29,285    $ 665,509    $ 618,075

Interest sensitivity gap..........$ (44,200)  $  20,388   $  43,752    $  32,827   $  11,046    $ (11,349)   $  52,464    $  96,684
Cumulative interest
  sensitivity gap.................$ (44,200)  $ (23,812)  $  19,940    $  52,767   $  63,813    $  52,464    $  52,464    $  96,684
Interest sensitivity gap to
  total assets....................    -5.60%       2.58%       5.54%        4.16%       1.40%       -1.44%        6.65%       12.25%
Cumulative interest
  sensitivity gap to total assets.    -5.60%      -3.02%       2.53%        6.69%       8.09%        6.65%        6.65%       12.25%

(1) For further information regarding fair value of debt instruments, see Note 1 of Notes to Consolidated Financial Statements. See Note 6 of Notes to Consolidated Financial Statements.

     The above table was prepared for the Company by an independent consulting firm as of December 31, 2000 and is based upon data provided by the Company. The table is based on a number of assumptions regarding the future annual prepayment rate for the Company's various categories of loans and adjustable-rate securities and the attrition rate of certain deposits. With respect to the computation of the fair value of certain transaction and time deposits, the model makes certain assumptions regarding the core deposit status of these deposits which tends to decrease the fair value of these liabilities as interest rates increase.

     The above table also reflects a negative cumulative gap position in certain maturity classifications and a positive cumulative gap position in certain other maturity classifications. A negative cumulative gap position implies that interest-bearing liabilities (deposits) will reprice at a faster rate than interest-earning assets (loans and investments), while a positive cumulative gap position implies that interest earning assets (loans and investments) will reprice at a faster rate than interest-bearing liabilities (deposits). In a rising rate environment, a cumulative positive gap position will generally have a positive effect on earnings, while in a falling rate environment this position will generally have a negative effect on earnings. Conversely, in a rising rate environment, a cumulative negative gap position will generally have a negative effect on earnings, while in a falling rate environment this position will generally have a positive effect on earnings. Other factors, however, including the speed at which assets and liabilities reprice in response to changes in market rates and the interplay of competitive factors, can also influence the overall impact on net income of changes in interest rates. While management believes, based on its asset/liability modeling, that the Company is slightly asset sensitive, it also believes that a rapid, significant and prolonged increase or decrease in rates could have a substantial adverse impact on the Company's net interest margin.

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

EFFECT OF NEW ACCOUNTING STANDARDS

     Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Application of this statement on January 1, 2001 did not have a material effect.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

     On October 18, 2000, PricewaterhouseCoopers LLP was dismissed as the principal accountants of the Company and Crowe, Chizek and Company LLP was engaged as its principal accountants. The decision to change accountants was approved by the Audit Committee of the Company. The audit reports of
PricewaterhouseCoopers LLP on the consolidated financial statements of the Company as of and for the years ended December 31, 1999 and 1998, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. In connection with the audits of the two most recent fiscal years ended December 31, 1999 and 1998, and the subsequent interim period through October 18, 2000, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Greene County Bancshares, Inc.
Greeneville, Tennessee



We have audited the accompanying consolidated balance sheet of Greene County Bancshares, Inc. as of December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 1999 and 1998 financial statements of Greene County Bancshares, Inc. were audited by other auditors whose report dated January 28, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. as of December 31, 2000, and its results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.


                                              /s/ Crowe, Chizek and Company LLP


                                              Crowe, Chizek and Company LLP

Louisville, Kentucky
January 18, 2001

                        Report of Independent Accountants




The Board of Directors and Shareholders
     of Greene County Bankshares, Inc.

In our opinion, the accompanying consolidated balance sheet as December 31, 1999 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows, for the years ended December 31, 1999 and 1998, present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. as of December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                                /s/ PricewaterhouseCoopers LLP


January 28, 2000
Knoxville, Tennessee

                                      18.1

                         GREENE COUNTY BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                             2000                1999
                                                                             ----                ----
ASSETS
        Cash and due from banks                                          $  24,038             $  44,555
        Federal funds sold                                                   8,130                    --
                                                                         ---------             ---------
               Cash and cash equivalents                                    32,168                44,555
        Securities available for sale                                       46,658                20,726
        Securities held to maturity (fair value
           $1,869 and $3,326)                                                1,866                 3,321
        Loans held for sale                                                  1,725                 1,210
        Loans, net                                                         655,340               545,687
        Premises and equipment, net                                         23,934                18,106
        FHLB and Bankers Bank stock, at cost                                 4,254                 3,621
        Cash surrender value of life insurance                               7,242                 6,421
        Accrued interest receivable and other assets                        15,930                12,365
                                                                         ---------             ---------

Total assets                                                             $ 789,117             $ 656,012
                                                                         =========             =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
        Noninterest-bearing deposits                                     $  47,794             $  39,830
        Interest-bearing deposits                                          600,847               482,552
                                                                         ---------             ---------
               Total deposits                                              648,641               522,382

        Federal funds purchased and repurchase agreements                    4,713                14,581
        Notes payable                                                       59,949                46,309
        Accrued interest payable and other liabilities                      12,804                11,968
                                                                         ---------             ---------
               Total liabilities                                           726,107               595,240

Shareholders' equity
        Common stock: $10 par value, 5,000,000
           shares authorized, 1,363,778 and
           1,359,647 shares outstanding                                  $  13,638             $  13,596
        Additional paid-in capital                                           4,854                 4,479
        Retained earnings                                                   44,467                42,715
        Accumulated other comprehensive
           Income                                                               51                   (18)
                                                                         ---------             ---------
               Total shareholders' equity                                   63,010                60,772
                                                                         ---------             ---------

Total liabilities and shareholders' equity                               $ 789,117             $ 656,012
                                                                         =========             =========

--------------------------------------------------------------------------------
                             See accompanying notes.

                         GREENE COUNTY BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2000, 1999 and 1998
         (Dollar amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                        2000               1999               1998
                                                                        ----               ----               ----

Interest income
        Interest and fees on loans                                    $ 62,874          $ 52,786          $ 47,821
        Taxable securities                                               3,153             1,196             1,684
        Nontaxable securities                                              140               160               282
        FHLB and Bankers Bank stock                                        288               244               181
        Federal funds sold and other                                     1,241               843               824
                                                                      --------          --------          --------
                                                                        67,696            55,229            50,792

Interest expense
        Deposits                                                        25,291            18,300            17,825
        Federal funds purchased and repurchase agreements                  304               318               116
        FHLB advances and other debt                                     3,548             1,124               631
                                                                      --------          --------          --------
                                                                        29,143            19,742            18,572

Net interest income                                                     38,553            35,487            32,220

Provision for loan losses                                                8,009             3,133             3,417
                                                                      --------          --------          --------

Net interest income after provision
    for loan losses                                                     30,544            32,354            28,803

Noninterest income
        Service charges and fees                                         5,200             5,258             3,840
        Other                                                            1,368             1,073               715
                                                                      --------          --------          --------
                                                                         6,568             6,331             4,555

Noninterest expense
        Salaries and employee benefits                                  16,734            14,339            11,459
        Occupancy expense                                                1,961             1,541             1,414
        Equipment expense                                                1,794             1,782             1,373
        Professional services                                              887               751               825
        Advertising                                                        673               520               381
        Loss (gain) on OREO and repossessed assets                         477               119                (5)
        Other                                                            6,867             5,558             5,015
                                                                      --------          --------          --------
                                                                        29,393            24,610            20,462

Income before income taxes                                               7,719            14,075            12,896

Provision for income taxes                                               2,206             5,250             4,690
                                                                      --------          --------          --------

Net income                                                            $  5,513          $  8,825          $  8,206
                                                                      ========          ========          ========

Earnings per share:
        Basic                                                         $   4.05          $   6.50          $   6.05
        Diluted                                                           4.01              6.44              6.02

--------------------------------------------------------------------------------
                             See accompanying notes.

                         GREENE COUNTY BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999 and 1998
         (Dollar amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                                                          Accumulated
                                                                                                             Other           Total
                                                                            Additional                      Compre-         Share-
                                                              Common         Paid-in       Retained         hensive        holders'
                                                              Stock          Capital       Earnings         Income          Equity
                                                              -----          -------       --------         ------          ------

BALANCE, JANUARY 1, 1998                                     $ 13,545       $  4,135       $ 32,333        $    100        $ 50,113

Issuance of 2,698 shares                                           27            120             --              --             147
Dividends paid ($2.30 per share)                                   --             --         (3,118)             --          (3,118)
Tax benefit from exercise of
    nonincentive stock options                                     --             43             --              --              43
Comprehensive income:
    Net income                                                     --             --          8,206              --           8,206
    Change in unrealized gains
      (losses), net of reclassification                            --             --             --              (6)             (6)
                                                                                                                           --------
         Total comprehensive income                             8,200
                                                             --------       --------       --------        --------        --------

BALANCE, DECEMBER 31, 1998                                     13,572          4,298         37,421              94          55,385

Issuance of 2,449 shares                                           24            133             --              --             157
Dividends paid ($2.60 per share)                                   --             --         (3,531)             --          (3,531)
Tax benefit from exercise of
    nonincentive stock options                                     --             48             --              --              48
Comprehensive income:
    Net income                                                     --             --          8,825              --           8,825
    Change in unrealized gains
      (losses), net of reclassification                            --             --             --            (112)           (112)
                                                                                                                           --------
         Total comprehensive income                                                                                           8,713
                                                             --------       --------       --------        --------        --------

BALANCE, DECEMBER 31, 1999                                     13,596          4,479         42,715             (18)         60,772

Issuance of 4,131 shares                                           42            347             --              --             389
Dividends paid ($2.76 per share)                                   --             --         (3,761)             --          (3,761)
Tax benefit from exercise of
    nonincentive stock options                                     --             28             --              --              28
Comprehensive income:
    Net income                                                     --             --          5,513              --           5,513
    Change in unrealized gains
      (losses), net of reclassification                            --             --             --              69              69
                                                                                                                           --------
         Total comprehensive income                                                                                          5,582
                                                             --------       --------       --------        --------        --------

BALANCE, DECEMBER 31, 2000                                   $ 13,638       $  4,854       $ 44,467        $     51        $ 63,010
                                                             ========       ========       ========        ========        ========

--------------------------------------------------------------------------------
                             See accompanying notes.

                         GREENE COUNTY BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998
         (Dollar amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                                         2000              1999             1998
                                                                                         ----              ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
        Net income                                                                    $   5,513         $   8,825         $   8,206
        Adjustments to reconcile net income to net cash from
        operating activities
           Provision for loan losses                                                      8,009             3,133             3,417
           Depreciation and amortization                                                  1,601             1,304               994
           Security amortization and accretion, net                                         188               291               315
           FHLB stock dividends                                                            (288)             (244)             (181)
           Net gain on sale of mortgage loans                                              (182)             (536)             (466)
           Originations of mortgage loans held for sale                                 (31,553)          (57,166)          (30,999)
           Proceeds from sales of mortgage loans                                         31,220            61,535            33,706
           Net (gains) losses on sales of fixed assets                                      121               202                (5)
           Net (gain) loss on OREO and repossessed assets                                   477               119                (5)
           Cash surrender value of life insurance                                          (822)           (2,284)             (231)
           Net changes:
                 Accrued interest receivable and other assets                            (3,961)             (845)              237
                 Accrued interest payable and other liabilities                             865            (2,954)            4,928
                                                                                      ---------         ---------         ---------
                      Net cash from operating activities                                 11,188            11,380            19,916

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of securities available for sale                                         (29,039)           (7,083)           (1,770)
      Proceeds from maturities of securities available for sale                           3,030             9,239             8,770
      Purchase of securities held to maturity                                                --              (100)              (75)
      Proceeds from maturities of securities held to maturity                             1,455               395             4,065
      Purchase of FHLB stock                                                               (345)               --                --
      Net increase in loans                                                            (120,951)          (89,989)          (32,488)
      Proceeds from sale of other real estate                                             2,994             2,683               544
      Improvements to other real estate                                                     (95)             (276)               --
      Proceeds from sale of fixed assets                                                     74               375                34
      Premises and equipment expenditures                                                (7,357)           (8,056)           (2,718)
                                                                                      ---------         ---------         ---------
           Net cash from investing activities                                          (150,234)          (92,812)          (23,638)

CASH FLOWS FROM FINANCING ACTIVITIES
      Net change in deposits                                                            126,259            68,422            (2,545)
      Net change in federal funds purchased and
        repurchase agreements                                                            (9,868)            7,365             5,802
      Proceeds from notes payable                                                        70,000            79,000            23,500
      Repayment of notes payable                                                        (56,360)          (69,318)           (2,360)
      Dividends paid                                                                     (3,761)           (3,531)           (3,118)
      Proceeds from issuance of common stock                                                389               157               147
                                                                                      ---------         ---------         ---------
           Net cash from financing activities                                           126,659            82,095            21,426
                                                                                      ---------         ---------         ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                 (12,387)              663            17,704

Cash and cash equivalents, beginning of year                                             44,555            43,892            26,188
                                                                                      ---------         ---------         ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                $  32,168         $  44,555         $  43,892
                                                                                      =========         =========         =========

Supplemental disclosures - cash and noncash
      Interest paid                                                                   $  27,993         $  19,595         $  18,846
      Income taxes paid                                                                   4,031             3,510             4,523
      Loans converted to other real estate                                                4,152             3,136             1,559
      Financed sales of other real estate                                                   861               433                --

--------------------------------------------------------------------------------
                             See accompanying notes.

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Greene County Bancshares, Inc. and its wholly-owned subsidiary, Greene County Bank, and Greene County Bank's wholly-owned subsidiaries, Superior Financial Services, Inc., GCB Acceptance Corp., Inc., Superior Mortgage Company, and Fairway Title Company, Inc., collectively referred to as the "Company". All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company provides financial services through its offices in Eastern and Southeastern Tennessee. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan, deposit and other borrowing transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest and an allowance for loan losses.


--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Most consumer loans are charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is doubtful. Interest accrued but not collected is reversed against interest income. Interest received is recognized on the cash basis or cost recovery method until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment and collateral status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant changes. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or market when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on a straight line basis.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The Company controls its interest rate risk with respect to mortgage loans held for sale and loan commitments expected to close by entering into agreements to sell loans. The aggregate market value of mortgage loans held for sale considers the sales prices of such agreements. The Company also provides currently for any losses on uncovered commitments to lend or sell. The Company sells mortgage loans servicing released.


--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangibles: Purchased intangibles, core deposits and goodwill, are recorded at cost and amortized over the estimated life. Core deposits and goodwill amortization is straight-line over 10 years.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase  Agreements:   Substantially  all  repurchase  agreement  liabilities
represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans: Retirement plan expense is the amount contributed to the plan as determined by Board decision. Deferred compensation plan expense is recognized during the year the benefit is earned.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options using an option pricing model to estimate fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity. Comprehensive income is presented in the consolidated statements of changes in shareholders' equity.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Application of this statement on January 1, 2001 did not have a material effect.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $2,312 and $2,290 was required to meet regulatory reserve and clearing requirements at year end 2000 and 1999. These balances do not earn interest.

Segments: Internal financial reporting is primarily reported and aggregated in five lines of business, banking, mortgage banking, consumer finance, subprime automobile lending, and title insurance. Banking accounts for 90.2% of revenues for 2000.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Certain items in prior year financial statements have been reclassified to conform to the 2000 presentation.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 2 - SECURITIES

Securities are summarized as follows:

                                                                              Gross           Gross
                                                               Amortized    Unrealized      Unrealized      Fair
                                                                  Cost         Gains          Losses        Value
                                                                  ----         -----          ------        -----

                           2000
                           ----
Available for Sale
------------------
        U. S. Treasury and government
          agency                                              $ 43,302       $    98      $     (37)     $   43,363
        Obligations of states and political
           subdivisions                                          1,416             2             (2)          1,416
        Mortgage-backed                                          1,857            23             (1)          1,879


                                                              $ 46,575       $   123      $     (40)     $   46,658
                                                              ========       =======      =========      ==========
Held to Maturity
        Obligations of states and political
           subdivisions                                       $  1,866       $     4      $      (1)     $    1,869
                                                              ========       =======      =========      ==========

                                          1999
                                          ----
Available for Sale
------------------
        U. S. Treasury and government
          agency                                              $ 18,117       $    92      $    (131)     $   18,078
        Obligations of states and political
           subdivisions                                          1,535             1             (1)          1,535
        Mortgage-backed                                          1,103            13             (3)          1,113
                                                              --------       -------      ---------      ----------

                                                              $ 20,755       $   106      $    (135)     $   20,726
                                                              ========       =======      =========      ==========
Held to Maturity
        Obligations of states and political
           subdivisions                                       $  3,321       $     7      $      (2)     $    3,326
                                                              ========       =======      =========      ==========

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Contractual   maturities  of  securities  at  year-end  2000  are  shown  below.
Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                    Available for Sale           Held to Maturity
                                                    ------------------           ----------------
                                                  Amortized       Fair          Amortized       Fair
                                                    Cost         Value            Cost         Value
                                                    ----         -----            ----         -----
Due in one year or less                           $ 3,048        $ 3,038        $   827        $   828
Due after one year through five years              32,147         32,150            592            593
Due after five years through ten years              2,922          2,949             --             --
Due after ten years                                 6,601          6,642            447            448
Mortgage-backed securities                          1,857          1,879             --             --
                                                  -------        -------        -------        -------
        Total maturities                          $46,575        $46,658        $ 1,866        $ 1,869
                                                  =======        =======        =======        =======

There were no security sales during 2000, 1999 or 1998.

Securities with a carrying value of $38,897 and $8,611 at year-end 2000 and 1999 were pledged for public deposits and securities sold under agreements to repurchase.

NOTE 3 - LOANS

Loans at year-end were as follows:

                                                         2000           1999
                                                         ----           ----

Commercial                                            $  87,680       $  68,793
Commercial real estate                                  288,254         242,574
Residential real estate                                 204,202         170,299
Consumer                                                 88,687          71,169
Other                                                    12,493          16,774
                                                      ---------       ---------
                                                        681,316         569,609

Less:  Unearned interest income                         (14,248)        (13,590)
             Allowance for loan losses                  (11,728)        (10,332)
                                                      ---------       ---------

                                                      $ 655,340       $ 545,687
                                                      =========       =========

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses is as follows:

                                            2000           1999          1998
                                            ----           ----          ----

Beginning balance                          $ 10,332      $ 10,253      $  9,154
Provision                                     8,009         3,133         3,417
Loans charged off                            (7,788)       (4,017)       (3,234)
Recoveries of loans charged off               1,175           963           916
                                           --------      --------      --------

Balance, end of year                       $ 11,728      $ 10,332      $ 10,253
                                           ========      ========      ========

Impaired loans were as follows:
                                                            2000           1999
                                                            ----           ----

Loans with allowance allocated                              $8,742        $5,591
Amount of allowance allocated                                1,311           709
Average balance during the year                              9,535         6,264
Interest income recognized during
    impairment                                                 310           267
Cash-basis interest income recognized                           --            --

Nonperforming loans were as follows:

                                                              2000         1999
                                                              ----         ----

Loans past due 90 days still on accrual                      $  475       $  996
Nonaccrual loans                                              4,813        2,952
                                                             ------       ------

Total                                                        $5,288       $3,948
                                                             ======       ======

The aggregate amount of loans to executive officers and directors of the Company and their related interests was approximately $12,881 and $12,215 at year-end 2000 and 1999. During 2000 and 1999, new loans aggregating approximately $14,661 and $12,937 and amounts collected of approximately $13,995 and $11,230 were transacted with such parties.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment follows:

                                                         2000            1999
                                                         ----            ----

Land                                                   $  4,577        $  3,521
Premises                                                 13,089           8,522
Leasehold improvements                                    1,791           1,832
Furniture, fixtures and equipment                         8,458           7,622
Automobiles                                                 781             675
Construction in progress                                  2,634           3,473
                                                       --------        --------
                                                         31,330          25,645
Accumulated depreciation                                 (7,396)         (7,539)
                                                       --------        --------

                                                       $ 23,934        $ 18,106
                                                       ========        ========


Rent expense for operating leases was $600 for 2000, $467 for 1999, and $397 for 1998. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present:

        2001                        $               427
        2002                                        373
        2003                                        255
        2004                                        154
        2005                                         68
        Thereafter                                  348
                                    -------------------
               Total                $             1,625
                                    ===================

NOTE 5 - DEPOSITS

Time deposits of $100 thousand or more were $130,450 and $75,516 at year-end 2000 and 1999.

Scheduled maturities of all time deposits for the next five years were as follows:

        2001                       $           323,816
        2002                                    63,100
        2003                                    17,152
        2004                                       992
        2005                                     2,875

The aggregate amount of deposits to executive officers and directors of the Company and their related interests was approximately $2,393 and $1,936 at year-end 2000 and 1999.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 6 - BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase and treasury tax and loan deposits are financing arrangements. Securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. Securities sold under agreements to repurchase consist of short term excess funds and overnight liabilities to deposit customers arising from a cash management program. While effectively deposit equivalents, such arrangements are in the form of repurchase agreements.

Information concerning securities sold under agreements to repurchase at year-end 2000 and 1999 is as follows:

                                                                                          2000             1999
                                                                                          ----             ----
Average month-end balance during the year                                               $ 5,725          $ 5,424
Average interest rate during the year                                                      4.95%            3.77%
Maximum month-end balance during the year                                               $ 9,928          $ 6,383

Notes payable consist of the following at year-end:
                                                                                           2000             1999
                                                                                        -------          -------

Fixed rate FHLB advances, from 5.65% to 6.35%,
maturities from July 2003 to September 2013                                             $ 2,018          $ 2,338

Variable rate FHLB advances, from 4.23% to 6.25%,
maturities from January 2000 to January 2010                                             55,500           41,500

Notes payable, interest due quarterly at 8%, principal due January 2002 through
January 2008 (related party note - $231)
                                                                                          2,431            2,431

Related party non-compete agreement, payable annually through January 2000
                                                                                             --               40
                                                                                        -------          -------
                                                                                        $59,949          $46,309
                                                                                        =======          =======

Each advance is payable at its maturity date; however, prepayment penalties are required if paid before maturity. The advances are collateralized by a required blanket pledge of qualifying mortgage loans totaling $92,499 and $65,757 at year-end 2000 and 1999.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 6 - BORROWINGS (Continued)

Scheduled maturities of notes payable over the next five years are:

                                              Total
                                              -----

        2001                           $         6,339
        2002                                       460
        2003                                       402
        2004                                       368
        2005                                       477
        Thereafter                              51,903
                                       ---------------
                                       $        59,949
                                       ===============

At year-end 2000, the Company had approximately $57,500 of federal funds lines of credit available from correspondent institutions, $20,000 in unused lines of credit with the FHLB, and an $11,000 letter of credit with the FHLB.


NOTE 7 - BENEFIT PLANS

The Company has a profit sharing plan and a money purchase plan. The profit sharing plan allows employees to contribute from 3% to 10% of their compensation, which is matched at a discretionary rate established annually by the Board of Directors. Employees may not contribute to the money purchase plan; however, the Company may make contributions determined annually by the Board of Directors. Company contributions to both Plans was $923, $707 and $615 for 2000, 1999 and 1998.

Directors have deferred some of their fees for future payment, including interest. The amount accrued for deferred compensation was $1,269 and $1,121 at year-end 2000 and 1999. Amounts expensed under the plan were $222, $188, and $130 during 2000, 1999, and 1998. Related to these plans, the Company purchased single premium life insurance contracts on the lives of the related participants. The cash surrender value of these contracts is recorded as an asset of the Company.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 8 - INCOME TAXES

Income tax expense is summarized as follows:

                               2000                1999                  1998
                               ----                ----                  ----

Current - federal          $     3,075          $   4,341        $        4,211
Current - state                    314              1,059                   679
Deferred                        (1,183)              (150)                 (200)
                           -----------          ---------        --------------
                           $     2,206          $   5,250        $        4,690
                           ===========          =========        ==============

Deferred income taxes reflect the effect of "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws. The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities are as follows:

                                                               2000                                    1999
                                                               ----                                    ----
                                                    Assets           Liabilities             Assets             Liabilities
                                                    ------           -----------             ------             -----------
Allowance for loan losses                     $      4,562          $          -          $     3,902           $        -
Deferred compensation                                  708                     -                  522                    -
Depreciation                                             -                  (786)                   -                 (642)
FHLB dividends                                           -                  (418)                   -                 (306)
Core deposit intangible                                  -                  (214)                   -                 (257)
Unrealized (gain) loss on securities                     -                   (32)                  11                    -
Other                                                  186                     -                    -                 (363)
                                              ------------          ------------          -----------           ----------
        Total deferred income taxes           $      5,456          $     (1,450)         $     4,435           $   (1,568)
                                              ============          ============          ===========           ==========

A reconciliation of expected income tax expense at the statutory federal income tax rate of 35% with the actual effective income tax rates is as follows:

                                                2000         1999         1998
                                                ----         ----         ----

Statutory federal tax rate                      35.0%        35.0%        35.0%
State income tax, net of federal benefit        (1.6)         4.9          3.1
Tax exempt income                                (.7)         (.1)         (.1)
Other                                           (4.1)        (2.5)        (1.6)
                                           ---------    ---------      -------

                                                28.6%        37.3%        36.4%
                                           =========    =========      =======


--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-  SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year-end:

                                                      2000            1999
                                                      ----            ----

Commitments to make loans - fixed              $     1,431         $   10,223
Commitments to make loans - variable                 2,480              9,378
Unused lines of credit                              95,321             83,036
Letters of credit                                    6,231              4,579



The fixed rate loan commitments have interest rates ranging from 8.5% to 10% and maturities ranging from one year to five years.


NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

At year-end, the capital requirements were met, as the Company and the bank were considered well capitalized under regulations. Actual capital levels and minimum required levels (in millions) were:

                                                                                                       Minimum Amounts
                                                                                                         to be Well
                                                                             Minimum Required         Capitalized Under
                                                                             for Capital              Prompt Corrective
                                                        Actual             Adequacy Purposes          Action Provisions
                                                --------------------     -----------------------    --------------------
                                                  Actual      Ratio       Actual         Ratio       Actual        Ratio
                                                  ------      -----       ------         -----       ------        -----

2000
----
Total Capital (to Risk Weighted Assets)
        Consolidated                           $    69.2        11.1%    $    50.1         8.0%    $    62.7        10.0%
        Bank                                        70.1        11.2          50.0         8.0          62.6        10.0
Tier 1 Capital (to Risk Weighted Assets)
        Consolidated                           $    61.4         9.8%    $    25.1         4.0%    $    37.6         6.0%
        Bank                                        62.2        10.0          25.0         4.0          37.6         6.0
Tier 1 Capital  (to Average Assets)
        Consolidated                           $    61.4         7.9%    $    31.2         4.0%    $    39.0         5.0%
        Bank                                        62.2         8.0          31.3         4.0          39.1         5.0

1999
----

Total Capital (to Risk Weighted Assets)
        Consolidated                           $    65.3        12.8%    $    41.0         8.0%    $    51.3        10.0%
        Bank                                        66.6        13.0          41.1         8.0          51.3        10.0
Tier 1 Capital (to Risk Weighted Assets)
        Consolidated                           $    58.9        11.5%    $    20.5         4.0%    $    30.8         6.0%
        Bank                                        60.2        11.7          20.5         4.0          30.8         6.0
Tier 1 Capital  (to Average Assets)
        Consolidated                           $    58.9         9.5%    $    24.9         4.0%    $    31.1         5.0%
        Bank                                        60.2         9.6          24.9         4.0          31.2         5.0

The Company's primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. The Bank is subject to certain regulations on the amount of dividends it may declare without prior regulatory approval. Under these regulations, the amount of dividends that may be paid is limited only to the extent that the remaining balance of retained earnings is at least equal to the capital stock amounts of the Bank. As a practical matter, dividend payments by the Bank are limited by the necessity to maintain appropriate amounts for capital adequacy purposes.


--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 11 - STOCK OPTIONS

The Company maintains a stock option plan, whereby a maximum of 96,000 stock options may be issued to selected key executives. The exercise price of each option is the fair market value of the Company's common stock on the date of grant. The maximum term of the options is ten years and the options vest at an annual rate of 20%. At year-end 2000, 56,425 shares are authorized for future grant.

The Company also has a stock option plan that grants a key executive fully vested options to purchase 1,800 shares per year at one and one-half times year-end book value. Compensation expense associated with these options was $168 for 2000, $156 for 1999, and $93 for 1998.

A summary of the Company's option activity and related information for the year-ended 2000, 1999, and 1998 is presented below:

                                             Key Executive               Other Key                      Total
                                             -------------               ---------                      -----
                                                                         Executives
                                                                         ----------

                                                        Weighted                     Weighted                    Weighted
                                                         Average                      Average                     Average
                                                        Exercise                     Exercise                    Exercise
2000                                       Options        Price       Options          Price       Options         Price
----                                       -------        -----       -------          -----       -------         -----
Outstanding at beginning of year            7,200       $   58.60     25,031        $   107.67     32,231        $    96.70
Granted                                     1,800           69.30      8,413            160.00     10,213            144.01
Exercised                                      --           --        (4,131)            93.90     (4,131)            93.90
Forfeited                                      --           --          (140)           150.00       (140)           150.00
                                           ------                     ------                      -------

Outstanding at end of year                  9,000       $   60.74     29,173        $   124.51     38,173        $   109.47
                                           ======                    =======                      =======

Options exercisable at year-end             9,000       $   60.74     10,457        $    91.62     19,457        $    77.34
                                           ------                     ------                      -------

Weighted-average fair value of
    options granted during the
    year                                  $ 93.27                    $ 32.85
                                           ======                    =======

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 11 - STOCK OPTIONS (Continued)

                                             Key Executive               Other Key                      Total
                                             -------------               ---------                      -----
                                                                         Executives
                                                                         ----------

                                                        Weighted                     Weighted                    Weighted
                                                         Average                      Average                     Average
                                                        Exercise                     Exercise                    Exercise
1999                                       Options        Price       Options          Price       Options         Price
----                                       -------        -----       -------          -----       -------         -----

Outstanding at beginning of year            5,400       $   55.78     20,723        $    86.15     26,123        $    79.87
Granted                                     1,800           67.05      7,747            150.00      9,547            134.36
Exercised                                      --           --        (2,449)            64.12     (2,449)            64.12
Forfeited                                      --           --          (990)            96.24       (990)            96.24
                                          -------                    -------                      -------

Outstanding at end of year                  7,200       $   58.60     25,031        $   107.67     32,231        $    96.70
                                          =======                    =======                      =======

Options exercisable at year-end             7,200       $   58.60      8,464        $    76.06     15,664        $    68.03
                                          =======                    =======                      =======

Weighted-average fair value of
    options granted during the
    year                                  $ 86.18                   $  35.29
                                          =======                   ========

1998
----

Outstanding at beginning of year            3,600       $   53.07     19,298        $    72.19     22,898        $    69.19
Granted                                     1,800           61.21      6,000            115.00      7,800            102.59
Exercised                                      --           --        (2,698)            54.30     (2,698)            54.30
Forfeited                                      --           --        (1,877)            80.63     (1,877)            80.63
                                          -------                    -------                      -------

Outstanding at end of year                  5,400       $   55.78     20,723        $    86.15     26,123        $    79.87
                                          =======                    =======                      =======

Options exercisable at year-end             5,400       $   55.78      7,785        $    68.19     13,185        $    63.11
                                          =======                    =======                      =======

Weighted-average fair value of
    options granted during the
    year                                  $ 51.50                 $    17.42
                                          =======                   ========

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 11 - STOCK OPTIONS (Continued)

Options outstanding at year-end 2000 were as follows:

                                             Outstanding                         Exercisable
                                             -----------                         -----------

                                                       Average
                                                       Weighted                               Average
                                                      Remaining                              Weighted
                                    Number           Contractual        Number               Exercise
Range of Exercise Prices          Outstanding            Life        Exercisable               Price
------------------------          -----------            ----        -----------               -----
*$50.64 - $67.05                   9,000                8.0                 9,000         $    60.74

$48.33 - $71.67                    5,643                5.3                 5,062              63.57

$100.00 - $160.00                 23,530                8.9                 5,395             117.92

*Granted in connection with compensation for the key executive.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998: dividend growth rate of 5%, 15%, and 15%, risk-free interest rate of 5.10%, 6.45% and 5.0%, expected lives of seven years, and estimated volatility of 9.62 %, 10.07%, and 9.8%.

No expense for stock options to other key executives is recorded, as the grant price equals the market price of the stock at grant date. The following disclosures show the effect on income and earnings per share had the options' fair value been recorded using an option pricing model. If additional options are granted, the pro forma effect will increase in the future.

                                           2000                          1999                         1998
                                           ----                          ----                         ----
                                     As                           As                            As
                                  Reported       Proforma      Reported        Proforma      Reported       Proforma
                                  --------       --------      --------        --------      --------       --------
Net income                      $      5,513   $      5,348   $      8,825   $      8,743   $   8,206      $      8,152
Basic earnings per share        $       4.05   $       3.93   $       6.50   $       6.44   $    6.05      $       6.01
Diluted earnings per share      $       4.01   $       3.89   $       6.44   $       6.38   $    6.02      $       5.98

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 12 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations are presented below.

                                                  2000        1999          1998
                                                  ----        ----          ----

BASIC EARNINGS PER SHARE
------------------------
        Net income                            $    5,513   $    8,825   $    8,206

        Weighted average common
           shares outstanding                  1,362,815    1,358,313    1,355,498

Basic Earnings Per Share                      $     4.05   $     6.50   $     6.05
                                              ==========   ==========   ==========

DILUTED EARNINGS PER SHARE
--------------------------

        Net income                            $    5,513   $    8,825   $    8,206

        Weighted average common
           share outstanding                   1,362,815    1,358,313    1,355,498
        Add:  Dilutive effects of assumed
           conversions and exercises of
           stock options                          11,483       11,025        7,782
                                              ----------   ----------   ----------

        Weighted average common and
           dilutive potential common shares
           outstanding                         1,374,298    1,369,338    1,363,280
                                              ----------   ----------   ----------

DILUTED EARNINGS PER SHARE                    $     4.01   $     6.44   $     6.02
                                              ==========   ==========   ==========

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company's financial instruments are as follows at year-end 2000 and 1999.

                                                          2000                                  1999
                                                          ----                                  ----
                                                Carrying             Fair              Carrying            Fair
                                                 Value               Value              Value              Value
Financial assets:
        Cash and cash equivalents               $ 32,168           $ 32,168           $ 44,555           $ 44,555
        Securities available for sale             46,658             46,658             20,726             20,726
        Securities held to maturity                1,866              1,869              3,321              3,326
        Loans held for sale                        1,725              1,725              1,210              1,210
        Loans, net                               655,340            652,123            545,687            545,579
        FHLB and Bankers Bank stock                4,254              4,254              3,621              3,621
        Accrued interest receivable                6,311              6,311              3,853              3,853

Financial liabilities:
        Deposit accounts                        $648,641           $649,675           $522,382           $522,979
        Federal funds purchased and
           repurchase agreement                    4,713              4,713             14,581             14,581
        Notes payable                             59,949             59,833             46,309             46,205
        Accrued interest payable                   3,516              3,516              2,366              2,366

The following methods and assumptions were used to estimate the fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and short-term instruments, demand deposits, liabilities for borrowed money, variable rate loans or deposits that reprice frequently and fully, and accrued interest receivable and payable. Securities available for sale fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. Fair value of mortgage loans held for sale is based on current market price for such loans. Liabilities for borrowed money are estimated using rates of debt with similar terms and remaining maturities. The fair value of off-balance sheet items is based on current fees or costs that would be charged to enter into or terminate such arrangements. The fair value of commitments to sell loans is based on the difference between the interest rates committed to sell at and the quoted secondary market price for similar loans, which is not material.

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

                                 BALANCE SHEETS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                             2000               1999
                                                                             ----               ----

Assets
        Cash and due from financial institutions                           $   1,027         $      868
        Investment in subsidiary                                              62,739             60,725
        Cash surrender value of life insurance contracts                         223                213
        Other                                                                  2,146              2,057
                                                                           ---------         ----------

               Total assets                                                $  66,135         $   63,863
                                                                           =========         ==========

Total liabilities                                                          $   3,125         $    3,091

Shareholders' equity                                                          63,010             60,772
                                                                           ---------         ----------

        Total liabilities and shareholders' equity                         $  66,135         $   63,863
                                                                           =========         ==========


                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                                  2000                1999                1998
                                                                  ----                ----                ----

Dividends from subsidiaries                                      $ 3,959             $ 3,769             $ 3,355
Other income                                                         187                 198                 147
Interest expense                                                    (198)               (197)               (198)
Other expense                                                       (741)               (707)               (745)
                                                                 -------             -------             -------
Income before income taxes                                         3,207               3,063               2,559
Income tax benefit                                                  (310)               (296)               (313)
Equity in undistributed net income of subsidiaries                 1,996               5,466               5,334
                                                                 -------             -------             -------

Net income                                                       $ 5,513             $ 8,825             $ 8,206
                                                                 =======             =======             =======

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)


                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                                                         2000              1999              1998
                                                                                         ----              ----              ----

OPERATING ACTIVITIES
        Net income                                                                      $ 5,513           $ 8,825           $ 8,206
        Adjustments to reconcile net income to net
           cash provided by operating activities:
               Undistributed net income of subsidiaries                                  (1,996)           (5,466)           (5,334)
               Depreciation and amortization                                                216               216               216
               Change in assets                                                            (213)             (297)             (239)
               Change in liabilities                                                         61                86               126
                                                                                        -------           -------           -------
                      Net cash from operating activities                                  3,581             3,364             2,975

INVESTING ACTIVITIES
        Increase in cash surrender value of life insurance                                  (10)              (10)               (9)
                                                                                        -------           -------           -------
               Net cash from investing activities                                           (10)              (10)               (9)

FINANCING ACTIVITIES
        Dividends paid                                                                   (3,761)           (3,531)           (3,118)
        Proceeds from issuance of common stock                                              389               157               147
        Repayment of debt                                                                   (40)              (40)              (50)
                                                                                        -------           -------           -------
               Net cash from financing activities                                        (3,412)           (3,414)           (3,021)
                                                                                        -------           -------           -------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                     159               (60)              (55)

Cash and cash equivalents, beginning of year                                                868               928               983
                                                                                        -------           -------           -------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                  $ 1,027           $   868           $   928
                                                                                        =======           =======           =======

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components were as follows.

                                                     2000      1999       1998
                                                     ----      ----       ----
Unrealized holding gains and losses on
    securities available for sale, net of tax      $    69   $   (112)   $   (6)
Less reclassification adjustments for gains and
  losses later recognized in income, net of tax          -          -         -
                                                   -------   --------    ------

Other comprehensive income                         $    69   $   (112)   $   (6)
                                                   =======   ========     =====


NOTE 16 - SEGMENT INFORMATION

The Company's operating segments include banking, mortgage banking, consumer finance, subprime automobile lending and title insurance. The reportable segments are determined by the products and services offered, and internal reporting. Loans, investments, and deposits provide the revenues in the banking operation, loans and fees provide the revenues in consumer finance, mortgage banking, and subprime lending and insurance commissions provide revenues for the title insurance company. Mortgage banking, consumer finance, subprime automobile lending and title insurance do not meet the quantitative threshold on an individual basis, and are therefore shown below in "other". All operations are domestic.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income and noninterest income. Income taxes are allocated based on income before income taxes and indirect expenses (includes management fees) are allocated based on time spent for each segment. Transactions among segments are made at fair value. Information reported internally for performance assessment follows.

                                                          Other
2000                                      Banking        Segments       Total
----                                      -------        --------       -----

Net interest income                        $ 32,643      $  5,910       $ 38,553
Provision for loan losses                     3,727         4,282          8,009
Noninterest income                            4,785         1,783          6,568
Noninterest expense                          22,328         7,065         29,393
Income tax expense                            3,701        (1,495)         2,206
                                           --------      --------       --------
Segment profit                             $  7,672      $ (2,159)      $  5,513
                                           ========      ========       ========

Segment assets                             $747,805      $ 41,312       $789,117
                                           ========      ========       ========

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 17 - SEGMENT INFORMATION (Continued)

                                                             Other             Total
1999                                         Banking        Segments          Segments
----                                         -------        --------          --------
Net interest income                         $ 28,575        $  6,912           $ 35,487
Provision for loan loss                        1,287           1,846              3,133
Noninterest income                             4,035           2,296              6,331
Noninterest expense                           18,404           6,206             24,610
Income tax expense                             4,844             406              5,250
                                            --------        --------           --------
Segment profit                              $  8,075        $    750           $  8,825
                                            ========        ========           ========

Segment assets                              $611,420        $ 44,592           $656,012
                                            ========        ========           ========

1998
----

Net interest income                         $ 26,661        $  5,559           $ 32,220
Provision for loan loss                        1,469           1,948              3,417
Noninterest income                             3,266           1,289              4,555
Noninterest expense                           15,767           4,695             20,462
Income tax expense                             4,617              73              4,690
                                            --------        --------           --------
Segment profit                              $  8,074        $    132           $  8,206
                                            ========        ========           ========

Segment assets                              $522,985        $ 45,194           $568,179
                                            ========        ========           ========

NOTE 18 - SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Presented below is a summary of the consolidated quarterly financial data:

                                                                       For the three months ended
    Summary of Operations                              3/31/00           6/30/00           9/30/00          12/31/00
    ---------------------                              -------           -------           -------          --------
Interest income                                      $    15,585       $    16,647       $    17,231       $    18,233
Net interest income                                        9,524             9,715             9,592             9,722
Provision for loan losses                                  1,717             1,077             1,122             4,093
Income before income taxes                                 3,008             3,119             3,188            (1,596)
Net income                                                 2,157             1,894             1,926              (464)

Basic earnings per share                                    1.59              1.39              1.41             (0.34)
Diluted earning per share                                   1.57              1.38              1.40             (0.34)
Dividends per common share                                  0.60              0.60              0.60              0.96
Average common shares outstanding                      1,360,431         1,361,961         1,362,529         1,363,667
Average common shares outstanding - diluted            1,371,637         1,372,611         1,374,139         1,374,775

--------------------------------------------------------------------------------
                                   (Continued)

                         GREENE COUNTY BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollar amounts in thousands, except share and per share data)
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 18 - SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
   (Continued)

                                                                    For the three months ended
    Summary of Operations                          3/31/99          6/30/99           9/30/99          12/31/99
    ---------------------                          -------          -------           -------          --------
Interest income                                  $   13,628        $   13,610        $   13,692        $   14,299
Net interest income                                   8,954             8,602             8,908             9,023
Provision for loan losses                               801               762               811               759
Income before income taxes                            4,261             3,339             3,980             2,495
Net income                                            2,655             2,288             2,413             1,469

Basic earnings per share                               1.96              1.68              1.78              1.08
Diluted earning per share                              1.94              1.67              1.76              1.07
Dividends per common share                             0.56              0.56              0.56              0.92
Average common shares outstanding                 1,357,861         1,357,986         1,358,189         1,358,680
Average common shares outstanding - diluted       1,367,044         1,368,309         1,368,679         1,369,343

Note:The large increase in the provision for loan losses during the fourth quarter of 2000, as compared to prior periods, is primarily a result of a decline in consumer loan quality.


--------------------------------------------------------------------------------
                                   (Continued)

                         MARKET AND DIVIDEND INFORMATION

     There are 1,363,778 shares of Common Stock outstanding and approximately 1,870 shareholders of record of the Common Stock as of March 30, 2001.

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

                                  Sales Price at           Dividends Declared
                                    Quarter-End               Per Share(1)
                                    -----------               ------------
       2000:

         First quarter                $150.00                      $0.60
         Second quarter                150.00                       0.60
         Third quarter                 160.00                       0.60
         Fourth quarter                160.00                       0.96
                                                                    ----
                                                                   $2.76

       1999:
         First quarter                 $125.00                     $0.56
         Second quarter                 135.00                      0.56
         Third quarter                  145.00                      0.56
         Fourth quarter                 150.00                      0.92
                                                                    ----
                                                                   $2.60


---------------------
(1) For information regarding restrictions on the payment of dividends by the Bank to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" in this Annual Report. See also Note 10 of Notes to Consolidated Financial Statements.

                              CORPORATE INFORMATION
                                    DIRECTORS
                                    ---------

Ralph T. Brown, Chairman of the Board                   James A. Emory, Director
  Retired dentist                                         Retired; former President, J.A.E. Foods, Inc.
                                                         (restaurant management)

Phil M. Bachman, Director                               Jerald K. Jaynes, Director
  President, Bachman-Bernard Motors                       Retired; former President and Chief
  (automobile dealer)                                     Executive Officer, Unmake Co., Inc.
                                                          (manufacturing)

Charles S. Brooks, Director                             Terry Leonard, Director
  Chairman of the Board, McInturff,                       Owner/Operator Leonard & Associates
  Milligan & Brooks (insurance agency)                    (manufacturing)

Bruce Campbell, Director                                H.J. Moser, III, Director
    President and Chief Operating Officer,                President, Tennessee Valley Resources, Inc. (limestone and sand
    Forward Air Corporation (transportation)              distribution company)

W.T. Daniels, Director                                  R. Stan Puckett, President,
  Property Manager                                        Chief Executive Officer and Director
                                                          Greene County Bancshares, Inc

J.W. Douthat, Director*                                 Davis Stroud, Director and Secretary
  Retired; former President, Tri State                    Retired; former Executive Vice President
  Tractor & Turf                                          Greene County Bancshares, Inc.

                                                        Charles H. Whitfield, Jr., Director
                                                            President and Chief Executive Officer,
                                                            Laughlin Memorial Hospital (hospital management)

* Mr. Douthat is retiring from the Board of Directors effective at the 2001 Annual Meeting of Shareholders.

                                   ----------

                               DIRECTORS EMERITUS
                               ------------------

                 Helen Horner Dr. Nathan Horner Harrison Lamons
                                   ----------

                                    OFFICERS
                                    --------

             R. Stan Puckett, President and Chief Executive Officer
     William F. Richmond, Senior Vice President and Chief Financial Officer
                                   ----------
                                 ANNUAL MEETING
                                 --------------
      The 2001 Annual Meeting of Shareholders will be held at 11:00 a.m., local time, on
                        Wednesday, April 25, 2001 at the
       General Morgan Inn, 111 North Main Street, Greeneville, Tennessee.
                                   ----------
                           ANNUAL REPORT ON FORM 10-K
                           --------------------------
     A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE FOR THE 2001 ANNUAL MEETING UPON WRITTEN REQUEST TO THE SECRETARY, GREENE COUNTY BANCSHARES, INC., 100 NORTH MAIN STREET, GREENEVILLE, TENNESSEE 37743.